UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May 2008.

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant's name into English)

2550 Hong Qiao Road
Hong Qiao International Airport
Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exhibit Index at page: 2
Total pages: 219

EXHIBIT INDEX

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date May 2, 2008

By ______________________
Name: Luo Zhuping
Title: Company Secretary



EXPO
2010
SHANGHAI CHINA
中國東方航空
86

中國東方航空股份有限公司
China Eastern Airlines Corporation Limited

Stock code 股份代號：670

Annual Report 2007 年報

Company Profile 公司簡介



Company's Registered Chinese Name
中國東方航空股份有限公司

Company's English Name
China Eastern Airlines Corporation Limited

Company's Abbreviated English Name
CEA

Company's Legal Address
66 Airport Street,
Pudong International Airport,
Shanghai, China

Postal Code
201202

Company's Office Address
2550 Hongqiao Road,
Shanghai, China

Postal Code
200335

Company's Legal Representative
Li Fenghua

Company Secretary
Luo Zhuping

Company's website address
www.ce-air.com

Company's e-mail address
ir@ce-air.com

Telephone
(86-21) 6268 6268

Facsimile
(86-21) 6268 6116

Places of Listing
The Shanghai Stock Exchange
Code: 600115
Abbreviation: Eastern Airlines

The Stock Exchange of Hong Kong Limited
Code: 670

The New York Stock Exchange, Inc.
Code: CEA

公司登記中文名稱
中國東方航空股份有限公司

公司英文名稱
China Eastern Airlines Corporation Limited

公司英文縮寫
CEA

公司法定地址
中國上海市
浦東國際機場
機場大道66號

郵政編碼
201202

公司辦公地址
中國上海市
虹橋路2550號

郵政編碼
200335

公司法定代表人
李豐華

公司秘書
羅祝平

公司網址
www.ce-air.com

公司電子信箱
ir@ce-air.com

電 話
(86-21) 6268 6268

傳 真
(86-21) 6268 6116

公司股票上市地
上海證券交易所
股票代碼：600115
股票簡稱：東方航空

香港聯合交易所有限公司
股票代碼：670

紐約證券交易所
股票代碼：CEA

Financial Highlights 財務摘要

Expressed in RMB millions	以人民幣百萬元計算	2003 二零零三年	2004 二零零四年	2005 二零零五年	2006 二零零六年	**2007 二零零七年**
Year Ended 31 December	**截至十二月三十一日止年度**					
Revenues	營業額	14,470	21,386	27,454	37,634	**42,521**
Other operating income	其他營業收益	50	85	245	424	**605**
Operating expenses	營業支出	(14,454)	(20,239)	(27,685)	(41,050)	**(43,087)**
Operating profit/(loss)	經營溢利／(虧損)	67	1,232	14	(2,991)	**38,537**
Finance income/(cost), net	財務收入／(支出)，淨額	(775)	(641)	(578)	(757)	**141**
Profit/(loss) before income tax	除税前利潤／(虧損)	(741)	586	(577)	(3,616)	**268**
Profit/(loss) for the year attributable to equity holders of the Company	本公司權益持有人應佔年度溢利／(虧損)	(1,097)	321	(467)	(3,313)	**269**
Earning/(loss) per share attributable to equity holders of the Company (RMB)[1]	本公司權益持有人應佔每股盈利／(虧損)(人民幣元)[1]	(0.23)	0.07	(0.10)	(0.68)	**0.06**
At 31 December	**於十二月三十一日**					
Cash and cash equivalents	現金及現金等價物	1,583	2,114	1,864	1,987	**1,655**
Net current liabilities	淨流動負債	(9,982)	(12,491)	(25,572)	(24,616)	**(26,074)**
Non-current assets	非流動資產	33,039	36,812	52,882	52,152	**58,227**
Long term borrowings, including current portion	長期貸款，包括流動部份	(11,223)	(10,736)	(12,659)	(14,932)	**(14,675)**
Obligations under finance leases, including current portion	融資租賃負債，包括流動部份	(7,101)	(8,662)	(10,588)	(11,949)	**(16,452)**
Total share capital and reserves	總股本及儲備	6,175	6,481	6,096	2,815	**3,028**

(1) The calculation of earning/(loss) per share is based on the consolidated profit/(loss) attributable to shareholders and 4,866,950,000 shares in issue.

(1) 每股溢利／(虧損)是根據當年度的股東應佔綜合溢利／(虧損)除以已發行股數4,866,950,000股計算。

PROFIT FOR THE YEAR ENDED 31 DECEMBER 2007

截至二零零七年十二月三十一日止年度利潤

		RMB million 人民幣百萬元
Net Profit	淨利潤	586
Income from Main Operations	主營業務利潤	4,871
Income from Other Operations	其他業務利潤	1,003
Income from Investments	投資收益	155
Net Income outside Business	營業外收支淨額	648

MAJOR ACCOUNTING DATA & FINANCIAL INDICATORS

(Expressed in RMB Million)

主要會計數據和財務指標

(人民幣百萬元)

			2006 二零零六年 Restated (經重列) (Note 1) (附註1)	2007 二零零七年
1.	Revenue from Main Operations	主營業務收入	28,210.19	43,528.56
2.	Net (Loss)/Profit	淨(虧損)/利潤	(2,991.57)	586.46
3.	Total Assets	總資產	59,889.86	67,141.71
4.	Shareholders' Equity	股東權益	3,073.47	3,568.01
5.	(Loss)/Earnings per Share (RMB)	每股(虧損)/收益 (人民幣元)	(0.61)	0.12

Notes:

1. The major accounting data and financial indicators in 2006 are adjusted and represented pursuant to the same accounting policies adopted in 2007.

2. Calculation of major financial indicators:

   Earnings/(loss) per share = net profit/(loss) ÷ total number of ordinary shares at the end of the year

   Net assets per share = shareholders' equity at the end of the year ÷ total number of ordinary shares at the end of the year

註：

1. 二零零六年度主要會計數據和財務指標已按二零零七年度的會計制度口徑作出調整及重列。

2. 主要財務指標計算方法如下：

   每股收益/(虧損)=淨利潤/(虧損)÷年度末普通股股份總數

   每股淨資產=年度末股東權益÷年度末普通股股份總數



Li Fenghua, Chairman
李豐華，主席

Dear shareholders,

I am pleased to present the report on the operating results of China Eastern Airlines Corporation Limited (the "Company") and its subsidiaries (collectively, the "Group") for the year ended 31 December 2007. On behalf of all the staff of the Group, I would like to extend my sincere thanks to the shareholders for their support of the Group.

In 2007, the world economy continued its growth momentum in the first half year, but suffered a setback due to the impact of the US subprime mortgage crisis in the second half. As the exchange rate of the US dollar against the Renminbi was persistently weak and the Group had a substantial amount of liabilities denominated in US dollars, the results of the Group continued to benefit from a strong Renminbi. However, the price of international crude oil and aviation fuel soared to a new high, which brought about a significant increase in costs for the international air transportation industry. As a result, the results of the Group have been affected.

The PRC's economy maintained a rapid pace of growth, resulting in continued rapid growth in demand for air transport. However, the transport capacity in the whole industry increased significantly with more new competitors entering the market, resulting in increasingly intense competition in the air transportation market in the PRC.

致各位股東：

本人謹此提呈中國東方航空股份有限公司(「本公司」)及其子公司(「本集團」)截至二零零七年十二月三十一日止年度報告，並代表本集團全體員工向各位股東致意。

二零零七年，全球經濟上半年保持增長，下半年受美國次貸危機的衝擊，全球經濟出現了降溫。由於美元對人民幣匯率持續疲弱，而本集團擁有大量以美元計價的債務，本集團業績因此而受益。但國際原油及航空燃油價格急速攀升，不斷創出新高，導致世界航空運輸行業成本持續大幅上升，本集團業績因此受到影響。

由於中國經濟保持高速增長，帶動航空運輸需求持續快速增長，但整個業界運力顯著提升以及新競爭者的加入，使中國航空運輸市場延續了較為激烈的競爭。

In 2007, according to statistics on the number of flights take-off and landing, the Group's flights accounted for 36.97% and 29.36% of all flights at Hongqiao Airport and Pudong Airport, respectively. The daily average utilisation rate reached 9.8 hours, representing an increase of 0.4 hours compared to the same period in 2006.

二零零七年，以航班班次佔有率統計，本集團分別佔虹橋與浦東機場的36.97%與29.36%，飛機平均日利用率達到9.8小時，比二零零六年同期增長0.4小時。

In terms of passenger traffic, the Group introduced a number of new routes in 2007 including "Shanghai-Maldives-Johannesburg, Hongqiao-Haneda, Beijing-Dalian-Okayama, Shanghai-Seoul-Bangkok, Hongqiao-Gimpo", thus further improving the Group's international route network. During the year, the transit business continued to develop and the number of passengers using the transit service exceeded 800,000 persons. The "東方萬里行" ("Eastern Miles") frequent flyers programme expanded further, and the number of members of the frequent flyers programme has now exceeded 3,820,000. The Group has accelerated the development of e-business to speed up the process of issuing electronic passenger tickets. The Group now operates international electronic ticketing in 36 cities around the world and the operation of the 95808 call centre has commenced in 20 cities throughout China.

客運方面，二零零七年本集團開闢了「上海－馬爾代夫－約翰內斯堡、虹橋－羽田、北京－大連－岡山、上海－首爾－曼谷、虹橋－金浦」等客運航線，進一步完善了本集團航線網絡；中轉業務持續發展，全年中轉服務的旅客已超過80萬人次；「東方萬里行」常旅客計劃持續擴大，目前常旅客計劃會員已突破382萬人；積極推進電子商務加快電子客票推行進程，國際電子客票實現在全球36個城市投放；客服熱線「95808」在全國20個城市落地開通。

In terms of freight transport, the Group enhanced its centralised freight transport management system and further improved its freight management standards and its freight logistics network by using a new freight information system.

貨運方面，本集團不斷深化貨運一體化管理，借助新貨運信息系統，提高貨運管理水平，完善貨運物流網絡構築。

In terms of services, the Group launched a series of promotional activities in 2007, namely "Experience the Air Culture of China Eastern Airlines", which enhanced our service brand and strengthened our corporate image. According to the statistics of the Civil Aviation Administration of China, the on-time rate achieved by the Group has been higher than the average rate of the industry players in the PRC, and the Group was awarded the "用戶滿意優質金獎" ("Excellence Award for Customers' Satisfaction") for winning the "Customer Satisfaction Award" from the Civil Aviation Administration of China's "旅客話民航" ("Passengers' Rating of Civil Aviation Award") activity for three consecutive years.

服務方面，二零零七年本集團創造性開展「東方空中文化體驗之旅」系列活動提升了服務品牌，樹立了良好企業形象。據中國民航總局統計，全年本集團航班正點率領先國內行業平均水平，因連續三年蟬聯了中國民航總局「旅客話民航」活動「用戶滿意優質獎」而獲得「用戶滿意優質金獎」。



OUTLOOK FOR 2008

The Group would like to caution readers of this report that the operations of the Group as an air transport enterprise which also performs public service functions are linked closely to political and economic conditions, both internationally and locally. As such, the operation of the Group and of the whole sector is, to a substantial extent, subject to the risks associated with geopolitics and the occurance of unexpected events. The 2007 annual report of the Group contains certain forward-looking statements, such as those on the economies of Asia, including the PRC, and the aviation market. Such forward-looking statements are subject to many uncertainties and risks.

The Group envisages that the global economy will face considerable uncertainties in 2008 due to turbulence in the financial markets. But the rapid economic growth in the PRC continues, and at the same time, given continuing efforts to build Shanghai as an aviation hub and the opening of 2008 Beijing Olympic Games, demand in the domestic air transportation market is expected to grow steadily. The Group will seize the opportunity and make timely adjustments to its capacity, thereby increasing both its air transport volumes and revenues. The Group plans to continue to expand its scale in 2008 and to adjust and optimize its route network, thereby increasing its competitiveness and its ability to create more attractive products and services to meet the needs of the market. The Group will introduce eight A320 aircraft, five A321 aircraft, one A330-200 aircraft, three A330-300 aircraft, one B737-700 aircraft, one B737-800 aircraft, which will be delivered to the Group and commissioned into service this year. However, the planned delivery schedule for two B787 aircraft has been deferred due to delays imposed by the manufacturer and a new delivery date has not yet been determined. It is believed that the Group will benefit from increasing demand for air transport in the region.

In view of the operating environment and the Group's current position, the Group will focus on the following aspects in 2008:

1. The Group will strengthen safety supervision and build up a system of safety management, so as to ensure safety production to progress in a steady and orderly way.

2. The Group will innovate servicing ideas, improve the service-providing system, extend "Experience the Air Culture of China Eastern Airlines" and enhance the brand image of the Company. The Group will continue to keep its flights on-time. While striving for a higher on-time rate, the Group will also strengthen and improve irregular flight service. The Group will enhance the standard of its service in upper class cabins and focus on providing personalized services. The Group will do its utmost to meet the transportation needs related to the Beijing Olympic Games.

二零零八年展望

本集團在此提醒各位讀者，作為一家承擔公眾服務職能的航空運輸企業，公司的經營與國際及本地區政治、經濟局勢的發展密切相關，因此地緣政治的風險、突發事件的發生等不利因素仍會對本集團乃至全行業經營形成重大影響。本集團二零零七年度年報包括一些預期性描述，如對亞洲和中國的經濟和航空市場的某些預期性描述。這些預期性描述受限於很多不確定因素和風險。

本集團認為，二零零八年世界經濟由於金融市場動蕩而產生了較大的不確定性，但中國經濟仍處在高增長期，同時，隨着上海樞紐港建設深入推進和二零零八年北京奧運會的召開，本地區航空運輸市場的需求有望繼續保持穩定增長。本集團將抓住需求不斷增長的契機，調整運力安排，全面提高本集團的運輸周轉量，促進運輸收入的增長。二零零八年本集團計劃繼續擴大規模，調整優化航線網絡，增強競爭力，打造更具吸引力的服務產品以滿足市場需求。本集團將繼續引進8架A320型飛機、5架A321型飛機、1架A330-200型飛機、3架A330-300型飛機、1架B737-700型飛機、1架B737-800型飛機計劃於本年接收並投入使用(但原計劃引進的2架B787型飛機由於廠商延誤及尚未確定新交付日期而將延遲交付)，相信將會因本地區運輸市場需求的不斷增長而受益。

針對當前所面臨的市場經營環境及本集團的實際情況，本集團二零零八年將做好以下幾方面工作：

一、 加強安全監督，建設安全管理體系，確保安全生產平穩有序。

二、 創新服務理念，完善服務體系，豐富「東方空中文化體驗之旅」內涵，提升公司品牌形象。繼續做好航班正點工作，在提高航班正點率的同時切實加強和改進不正常航班服務工作。提升高艙位服務水平，注重個性化服務。全力做好北京奧運會運輸保障工作。

3. In terms of marketing, the Group will develop a long-term plan for its route network, further optimize the structure of the route network, and arrange flights in a scientific and reasonable way, put more effort into developing the transit business, coordinate with the construction of the Shanghai aviation hub, increase the earnings level through the network and improve the operating conditions of international flights, accelerate electronic business to extend the function of selling electronic tickets on the website and promote online self-service check-in. The Group will actively promote the "95808" customer service hotline in the destinations that it serves, further improve its sales and service functions, improve its centralised freight transport operations, comprehensively promote the freight information system, and strengthen its combined transport and trans-shipment services to increase revenues.

4. The Group will continue to manage strictly the overall budget, strengthen cost control, increase cash flow efficiency, actively extend financing channels, strengthen corporate risk management, control financial risks and reduce operation risks.

5. The Group will implement standardized management, develop scientifically, inject more capital into training, accelerate the cultivation of talent, continue to promote IT development and promote energy-saving and emission-reducing strategies.

On behalf of the board of directors (the "Board") of the Company, I would like to express my gratitude to all of the shareholders.

Li Fenghua,
Chairman

Shanghai, the PRC
14 April 2008

三、 市場營銷方面，加強航線網絡長期規劃，進一步優化航線網絡結構，科學合理編排航班，大力發展中轉聯程業務，配合上海航空樞紐建設，提高網絡收入水平，改善國際長航線經營狀況。加快電子商務開發拓展電子客票網站銷售功能，推動網上自助值機。積極推動「95808」客服熱線落地全國通航城市，進一步完善其銷售和服務功能。深化貨運一體化運作，全面推廣貨運信息系統，強化貨物聯運中轉，提高收益水平。

四、 繼續嚴格全面預算管理，加強成本控制。提高資金流轉效率，積極拓寬融資管道。加強企業風險管理，控制金融風險，降低經營風險。

五、 推行規範化管理，科學發展，加大培訓投入，加快人才培養速度，繼續推進IT建設，全面推進節能減排。

最後，本人謹代表本公司董事會(「董事會」)向諸位股東表示誠摯的謝意。

李豐華
董事長

中國上海
二零零八年四月十四日



Cao Jianxiong, President
曹建雄，總經理

In 2007, the Group operated a total of 467 routes, of which 351 were domestic routes, 18 were Hong Kong routes, and 98 were international routes (including 14 international cargo routes). The Group operated approximately 6,275 scheduled flights per week, serving a total of 138 domestic and foreign cities. In 2007, the Group added a total of 20 aircraft to its fleet, including the purchase of three EMB145 aircraft and the finance lease of two A319 aircraft, two A320 aircraft, four A321 aircraft, one A330-200 aircraft, five A330-300 aircraft, two B737-700 aircraft and one B747F freighter. As at 31 December 2007, the Group operated a fleet of 223 aircraft, including 197 passenger jets each with a seating capacity of over 100 seats and 11 jet freighters.

二零零七年，本集團共經營航線467條，其中國內航線351條，香港航線18條，國際航線98條(包括14條國際貨運航線)；每週定期航班約6,275班次，服務於國內外共138個城市。二零零七年內本集團共新增20架飛機，包括購買3架EMB145型飛機，融資租賃2架A319型飛機、2架A320型飛機、4架A321型飛機、1架A330-200型飛機、5架A330-300型飛機、2架B737-700型飛機、1架B747F型貨機，截至二零零七年十二月三十一日，本集團共運營223架飛機，包括197架100座以上的噴氣式客機和11架噴氣式貨機。

The following table sets forth details of our operating fleet as of 31 December 2007:

下表列出了截至二零零七年十二月三十一日本集團機隊的詳細資料：

Model 機型	Number of Aircraft Owned and under Finance Leases 購買及融資租賃	Number of Aircraft under Operating Leases 經營性租賃	Total Number of Aircraft 總數
	As of 31 December 2007 截至二零零七年十二月三十一日機隊數目		
A340-600	5	–	5
A340-300	5	–	5
A330-300	5	7	12
A330-200	1	3	4
A300-600	8	–	8
A321	10	–	10
A320	39	26	65
A319	5	10	15
MD-90	9	–	9
B737-800	–	7	7
B737-700	16	15	31
B737-300	16	7	23
B767-300	3	–	3
EMB145	10	–	10
CRJ-200	5	–	5
A300F	2	–	2
B747F	2	1	3
MD-11F	6	–	6
Total 總數	147	76	223

REVIEW OF OPERATING RESULTS

The following discussion and analysis should be read together with our audited financial statements and the accompanying notes prepared in accordance with IFRS that are included elsewhere in this annual report. The financial data presented in this section are derived from our audited financial statements prepared in accordance with IFRS.

Revenues. Our revenues increased by 12.99% from RMB37,634 million in 2006 to RMB42,521 million in 2007 (net of the applicable PRC business tax). This increase was primarily due to an increase in our capacity resulting from our acquisition of other aircraft and an increase in our average daily aircraft utilization rate.

Traffic revenues increased by 12.70% from RMB36,065 million in 2006 to RMB40,651 million in 2007. Our average daily aircraft utilization rate was 9.8 hours in 2007, representing an increase of 0.4 hours compared to the same period in 2006.

Passenger revenues, which accounted for 86.50% of our total traffic revenues in 2007, increased by 15.52% from RMB30,440 million in 2006 to RMB35,165 million in 2007, primarily due to an increase in the number of passengers carried.

Our domestic passenger revenues (excluding Hong Kong passenger revenues), which accounted for 61.84% of our total passenger revenues in 2007, increased by 14.84% from RMB18,947 million in 2006 to RMB21,747 million in 2007. This increase was primarily driven by our domestic passenger transportation business. Compared to 2006, our domestic passenger traffic increased (as measured in revenue passenger-kilometers, or RPKs) by 13.49% in 2007. Our domestic passenger load factor increased from 73.26% in 2006 to 76.88% in 2007. Our domestic passenger yield was RMB0.61 in 2007 per passenger-kilometer, which was the same as in 2006.

Hong Kong passenger revenues, which accounted for 6.09% of our total passenger revenues in 2007, decreased by 11.04% from RMB2,498 million in 2006 to RMB2,143 million in 2007. Hong Kong passenger traffic (as measured in RPKs) decreased by 6.15% in 2007, compared to 2006. We decreased the passenger capacity on our Hong Kong routes by 8.63% in 2007. Our Hong Kong passenger load factor increased from 63.39% in 2006 to 65.12% in 2007. Our Hong Kong passenger yield decreased from RMB0.68 in 2006 to RMB0.65 in 2007 per passenger-kilometer, reflecting decreases in air fares. International passenger revenues, which accounted for 32.06% of our total passenger revenues in 2007, increased by 24.11% from RMB8,995

業績回顧

閱讀以下討論與分析時請參考本年報中包括的本集團按照國際會計準則編製的、經審核的財務報表及註釋。本章中的財務數據乃摘自本集團按照國際會計準則編製的、經審核的財務報表。

收入。本集團的收入增加了12.99%，由二零零六年的人民幣376.34億元增加至二零零七年的人民幣425.21億元。該等收入不含營業税。增加的主要原因是其他新增飛機帶來的運力的增加以及飛機日利用率提高。

運輸收入增加了12.70%，從二零零六年的人民幣360.65億元增加至二零零七年的人民幣406.51億元。二零零七年的平均飛機日利用率達到9.8小時，比二零零六年同期增長0.4小時。

二零零七年的客運總收入佔本集團運輸總收入的86.50%，由二零零六年的人民幣304.40億元增加至二零零七年的人民幣351.65億元，增加了15.52%。增加的主要原因是載客數目上升。

本集團的國內客運收入(不含香港客運收入)二零零七年佔客運總收入的61.84%，由二零零六年的人民幣189.47億元增加至二零零七年的人民幣217.47億元，增加了14.84%。收入增加主要由國內客運業務帶動。與二零零六年相比，二零零七年本集團的國內客運量(以客運人公里計算)上升了13.49%。本集團國內航線客座率由二零零六年的73.26%上升至二零零七年的76.88%。本集團二零零七年的客運收益率為人民幣0.61元，與二零零六年相同。

香港客運收入二零零七年佔本集團客運總收入的6.09%，由二零零六年的人民幣24.98億元減少至二零零七年的人民幣21.43億元，減少了11.04%。二零零七年香港航線客運量(以客運人公里計算)比二零零六年下降6.15%。二零零七年香港航線的客運能力下降8.63%。香港航線客座率從二零零六年的63.39%上升至二零零七年的65.12%。香港航線客運收益率由二零零六年的人民幣0.68元下降至二零零七年的人民幣0.65元，反映了票價水平下降。

million in 2006 to RMB11,275 million in 2007. This increase was primarily due to an increase in our international passenger traffic resulting from increases in our capacity. An increase in our international passenger yield also contributed to the increase of our international passenger revenues. Our international passenger traffic (as measured in RPKs) increased by 18.78% in 2007, compared to 2006. Our international passenger capacity increased by 19.12% in 2007 compared with 2006. Our international passenger load factor decreased from 69.64% in 2006 to 69.44% in 2007. Our international passenger yield increased from RMB0.58 in 2006 to RMB0.61 in 2007 per passenger-kilometer, reflecting increases in air fares.

國際客運收入二零零七年佔本集團客運總收入的32.06%，由二零零六年的人民幣89.95億元增加至二零零七年的人民幣112.75億元，增加了24.11%。國際客運收入的增加主要是因為客運量隨著客運能力的增加而上升。國際客運收益率的提高也有助於國際客運總收入的增加。二零零七年的國際客運量(以客運人公里計算)比二零零六年上升了18.78%。本集團二零零七年的國際航線客運能力比二零零六年上升了19.12%。國際航線客座率由二零零六年的69.64%下降至二零零七年的69.44%。國際客運收益率由二零零六年的人民幣0.58元上升至二零零七年的人民幣0.61元，反映了票價水平上升。

We generate cargo and mail revenues from the transportation of cargo and mail on our designated cargo aircraft as well as from the carriage of cargo and mail on our passenger aircraft. Revenues from cargo and mail operations, which accounted for 13.50% of our total traffic revenues in 2007, decreased by 2.48% from RMB5,625 million in 2006 to RMB5,486 million in 2007. Our cargo and mail traffic (as measured in revenue freight tonne-kilometers, or RFTKs) increased by 6.96% from 2,444 million RFTKs in 2006 to 2,614 million RFTKs in 2007. Our cargo and mail capacity (as measured in available freight tonne-kilometers, or AFTKs) increased by 7.79% from 4,723 million AFTKs in 2006 to 5,091 million AFTKs in 2007. Cargo yield decreased from RMB2.30 in 2006 to RMB2.10 in 2007 per cargo tonne-kilometer primarily due to fare decreases resulting from intensified market competition.

本集團的貨郵運收入主要來自利用特定貨機及集團的客機中的貨艙來運載貨物及郵件。貨郵運業務二零零七年佔本集團運輸總收入的13.50%，由二零零六年的人民幣56.25億元下降至二零零七年的人民幣54.86億元，下降了2.48%。在二零零七年，本集團貨郵運量(以貨物噸公里計算)由二零零六年的24.44億噸公里增加至二零零七年的26.14億噸公里，升幅為6.96%。貨郵運力(以可用貨郵噸公里計算)由二零零六年的47.23億噸公里增加至二零零七年的50.91億噸公里，增加了7.79%。貨運收益率由二零零六年的人民幣2.30元下降至二零零七年的人民幣2.10元。下降的主要原因是市場競爭加劇壓低價格。

Our other operating revenues are primarily generated from airport ground services and ticket handling services. Airport ground services include loading and unloading of cargo, aircraft cleaning and ground transportation of cargo and passenger luggage for aircraft flying to or from Hongqiao Airport and Pudong International Airport. We are currently the principal provider of airport ground services at both Hongqiao Airport and Pudong International Airport. Our other operating revenues increased by 19.18% from RMB1,569 million in 2006 to RMB1,870 million in 2007 due to the increase in ticket refund charges and the revenue generated from airport ground services.

本集團的其他業務收入主要來自地面服務和代售機票服務。地面服務包括載卸貨、航機清洗及為航班提供來往於虹橋機場以及浦東國際機場的運送貨物及乘客行李的地面運輸服務。本集團目前是虹橋機場以及浦東國際機場主要的地面服務商。其他業務收入升幅為19.18%，由二零零六年的人民幣15.69億元上升至二零零七年的人民幣18.70億元，乃因退票手續費及地面服務費收入增加。

Operating Expenses. Our total operating expenses increased by 4.96% from RMB41,050 million in 2006 to RMB43,087 million in 2007 primarily due to our business expansion and a significant increase in aviation fuel expenses resulting from increased fuel prices. Our total operating expenses as a percentage of our revenues decreased from 109.11% in 2006 to 101.32% in 2007.

營業支出。本集團的營業支出總額較二零零六年上升4.96%，由人民幣410.50億元增加至二零零七年的人民幣430.87億元。營業支出總額增加的主要原因是本集團經營規模擴大及飛機燃料支出因航油價格上漲而顯著上升。營業支出總額佔收入的比例從二零零六年的109.11%下降至二零零七年的101.32%。

Aviation fuel expenses increased by 11.08% from RMB13,609 million in 2006 to RMB15,117 million in 2007. This increase was primarily a result of rising fuel prices, the increase in flying hours and mileage and our business expansion in 2007. In 2007, we consumed a total of 2.55 million tonnes of aviation fuel, representing an increase of 9.53% compared to 2006. Compared to 2006, the weighted average fuel prices paid by the Group in 2007 rose to RMB5,879 per tonne, representing an increase of approximately 1.71%. Aviation fuel expense accounted for 35.08% of our total operating expenses in 2007, as compared to 33.27% in 2006.

飛機燃料支出升幅為11.08%，由二零零六年的人民幣136.09億元增加至二零零七年的人民幣151.17億元。增加的主要原因是二零零七年航油價格上漲，飛行時間及飛行里程增加，同時本集團營運規模擴大。二零零七年，本集團共計消耗航油量255萬噸，比二零零六年增加了9.53%。與二零零六年相較，本集團二零零七年支付的加權平均航油價格上升至每噸人民幣5,879元，升幅約為1.71%。二零零七年，飛機燃料支出佔營業支出總額的35.08%，而二零零六年為33.27%。

Aircraft operating lease expenses decreased by 3.52% from RMB2,955 million in 2006 to RMB2,851 million in 2007. The decrease was mainly due to the expiry of operating leases of certain aircraft in 2007 and appreciation of the Renminbi against the US dollar. The number of the aircraft operated by us increased from 205 as of 31 December 2006 to 223 as of 31 December 2007. Depreciation and amortization expenses increased by 4.67% from RMB4,597 million in 2006 to RMB4,812 million in 2007 primarily due to the expansion of the scale of the Group's operation and the introduction of additional aircraft.

飛機經營性租賃支出降幅為3.52%，由二零零六年的人民幣29.55億元下降至二零零七年的人民幣28.51億元。下降的主要原因是由於部分飛機租期於二零零七年到期歸還以及人民幣相對美元升值因素影響。本集團運營的飛機數目由二零零六年十二月三十一日的205架上升到二零零七年十二月三十一日的223架。折舊及攤銷由二零零六年的人民幣45.97億元上升至二零零七年的人民幣48.12億元，升幅為4.67%，主要原因是本集團運營規模擴大，飛機數量增加。

Other operating leases amounted to RMB293 million, representing an increase of 5.83% which was attributable to the increase in the number of leased premises resulting from the addition of overseas offices.

其他經營性租賃租金費用為人民幣2.93億元，比二零零六年同期增加5.83%。增加的主要原因是由於新增海外辦事處，從而租賃物業數量增加。

Wages, salaries and benefits increased by 22.31% from RMB3,538 million in 2006 to RMB4,327 million in 2007, primarily due to the increase in the number of our employees following the expansion of our core business operations, the improvement of basic salaries and the increase in flying hour payments resulting from the increase in pilots' flying hours. The total number of our employees increased by 5.43% from 38,392 as of 31 December 31 2006 to 40,477 as of 31 December 2007.

工資、薪金及福利支出從二零零六年的人民幣35.38億元增加至二零零七年的人民幣43.27億元，增加了22.31%。增加的主要原因是本集團員工人數隨本集團擴大主營業務而增加，基本薪酬提高以及隨飛行人員飛行時數增長飛行小時費增加。本集團員工人數由二零零六年十二月三十一日的38,392人增加到二零零七年十二月三十一日的40,477人，增幅為5.43%。

Take-off and landing charges, which accounted for 11.96% of our total operating expenses in 2007, increased by 3.71% from RMB4,989 million in 2006 to RMB5,174 million in 2007 primarily due to the expansion of our business and the increase in the number of our flights, while partially offset by a decrease in the average take-off and landing charges resulting from an increase in the number of domestic flights. The number of our flights increased from approximately 340,000 in 2006 to approximately 370,000 in 2007.

飛機起降費升幅為3.71%，由二零零六年的人民幣49.89億元上升至二零零七年的人民幣51.74億元，佔本集團營業支出總額的11.96%。上升的主要原因是本集團擴展業務及航班飛行架次增加，但為國內航班增加導致的平均飛機起降費的下降部份抵銷。本集團的航班由二零零六年的約34萬架次上升到二零零七年的約37萬架次。

Aircraft maintenance expenses decreased by 9.63% from RMB2,647 million in 2006 to RMB2,392 million in 2007. This was principally due to the timing of overhauls of aircraft under operating leases.

飛機維修費用降幅為9.63%，由二零零六年的人民幣26.47億元下降至二零零七年的人民幣23.92億元。變動的原因和經營性租賃飛機大修時間有關。

Food and beverage expenses increased by 4.04% from RMB1,188 million in 2006 to RMB1,236 million in 2007. This increase was primarily due to a 11.76% increase in the number of passengers carried from approximately 35.04 million in 2006 to approximately 39.16 million in 2007.

航空餐食供應支出上升了4.04%，由二零零六年的人民幣11.88億元上升至二零零七年的人民幣12.36億元。上升的主要原因是載客量的增加，由二零零六年的約3,504萬人次上升到二零零七年的約3,916萬人次，升幅為11.76%。

Office, administration and other expenses increased by 8.90% from RMB3,621 million in 2006 to RMB3,943 million in 2007 primarily attributable to the Group's business expansion, an increase in overseas crew expenses, an increase in settlement fees due to flight delays resulting from the additional number of flights and an increase in relevant expenses due to the increase in the number of retiring staff.

辦公、管理及其他費用支出上升了8.90%，由二零零六年的人民幣36.21億元上升至二零零七年的人民幣39.43億元。上升的主要原因是本集團規模擴大機組額外費用增加，因航班數量增加導致航班延誤處理費用增加以及退休人員增長所引起的相關費用增加。

Selling and marketing expenses were RMB1,805 million, representing an increase of 4.00% over the same period of 2006. This was due to the increase in agency business handling fees and distribution system service fees as a result of increase in the number of passengers carried as well as an increase in the price of overseas distribution systems.

銷售及市場費用為人民幣18.05億元，比二零零六年同期增長4.00%，主要是由於承運旅客增加相應代理業務手續費增加及分銷系統服務費增加，以及部分國外分銷系統價格上漲。

Ground services and other charges increased by 38.47% from RMB162 million in 2006 to RMB224 million in 2007 primarily due to the expansion of our logistics business and the increase in the jet fuel price.

地面服務及其他支出上升了38.47%，由二零零六年的人民幣1.62億元增加到二零零七年的人民幣2.24億元，是由於本集團的物流業務增加及燃料費用提高。

Civil aviation infrastructure levies increased by 12.23% from RMB696 million in 2006 to RMB782 million in 2007.

民航基礎設施建設基金增加了12.23%，由二零零六年的人民幣6.96億元增加到二零零七年的人民幣7.82億元。

The market price for certain aircraft and flight equipment classified an non-current assets held for sale have been further decreased during the year and hence impairment loss of RMB131 million was recorded for the aircraft.

於本年度，某些分類為待售非流動資產的飛機及飛行設備的市場價格進一步下調，造成相關飛機計提減值損失人民幣1.31億元。

Other Operating Income. The Group's other operating income was primarily generated from government subsidies and fair value gains on financial instruments held by us. The net amount of our other operating income increased from RMB424 million in 2006 to RMB605 million in 2007 primarily due to an increase in government subsidies from RMB462 million in 2006 to RMB488 million in 2007. See Note 6 to our audited consolidated financial statements.

其他營業收益。本集團的其他營業收益主要為政府補貼及本集團所持有的金融衍生工具的公允價值溢利。其他營業收益淨額由二零零六年的人民幣4.24億元增加至二零零七年的人民幣6.05億元。增加的主要原因是政府補貼收入由二零零六年的人民幣4.62億元增加到二零零七年的人民幣4.88億元。請參閱本集團經審計的合併財務報表註釋6。

Finance Costs. The Group's finance costs increased by 12.06% from RMB1,766 million in 2006 to RMB1,979 million in 2007 primarily due to interest expense of RMB732 million on finance lease obligations, representing an increase of 23.68%, and the interest expense of RMB1,629 million on loans from banks and other financial institutions, representing an increase of 3.07% from that of 2006. However, the above amounts were partly offset by the recognition of a net exchange gain of RMB2,023 million arising on the retranslation of US dollar denominated liabilities.

財務支出。本集團二零零七年度財務支出為人民幣19.79億元，較二零零六年的人民幣17.66億元增加12.06%，主要是由於融資租賃負債利息為人民幣7.32億元(較二零零六年增加23.68%)以及銀行和其他金融機構的貸款利息費用人民幣16.29億元(較二零零六年增加3.07%)。然而，上述金額被重新換算的美元負債所產生的人民幣20.23億元匯兌收益而部份抵銷。

Net profit. As a result of the foregoing operating results, the net profit attributable to shareholders was RMB269 million in 2007, as compared to a net loss of RMB3,313 million in 2006.

淨溢利。綜合上述經營業績後，本集團二零零七年度股東應佔淨溢利為人民幣2.69億元，而二零零六年的股東應佔淨虧損為人民幣33.13億元。

Property, Plant and Equipment. The Group had approximately RMB47,548 million of fixed assets as of 31 December 2007, including aircraft, engines and flight equipment with a value of approximately RMB43,036 million. Property, plant and equipment are initially recognized at cost and are subsequently stated at revalued amount, being their fair value at the date of revaluation less any subsequent accumulated depreciation.

物業、機器及設備。二零零七年十二月三十一日，本集團物業、機器及設備賬面值約為人民幣475.48億元，其中飛機、發動機及飛行設備約佔人民幣430.36億元。物業、機器及設備最初以成本值列賬，隨後根據重估值以其重估日的公允價值扣除累計折舊列賬。

Valuation of property, plant and equipment is affected by market conditions and global economic factors that are not within our control.

物業、機器及設備的評估值受市場及全球經濟情況等不受本集團控制因素的影響。

The determination of fair value requires significant judgment, including judgment on valuations by our management and/or by independent professional appraisers. Our Directors have reviewed the carrying value of our property, plant and equipment as of 31 December 2007. An impairment loss of RMB131 million was recognised for certain aircraft and related equipment reclassified to non-current assets held for sale. Except for this amount, the value of other assets are not materially different from their carrying amounts.

在釐訂公允價值時，有很多地方需要做出重大判斷，包括管理層及／或獨立專業評估師的判斷。本集團董事會已經審核了本集團於二零零七年十二月三十一日物業、機器及設備的賬面值。根據分析，某些飛機及相關設備產生了人民幣1.31億元分類為待出售非流動固定資產的減值損失。除此減值外，其他資產的公允值與賬面值並沒有出現重大差異。

LIQUIDITY AND CAPITAL RESOURCES

We typically finance our working capital requirements through a combination of funds generated from operations and both short and longer term bank loans. As a result, our liquidity could be adversely affected to the extent there is a significant decrease in demand for our services or if there is any delay in obtaining bank loans. As of 31 December 2006 and 2007, we had cash and cash equivalents of RMB1,987 million and RMB1,655 million, respectively. In 2006 and 2007, our net cash inflows generated from operating activities were RMB1,339 million and RMB2,695 million, respectively, while our net cash outflows used in investment activities were RMB1,679 million and RMB1,756 million, respectively. In the past two years, our primary cash requirements for investment activities were related to our acquisitions and upgrades of aircraft and flight equipment as well as debt repayments.

In 2006 and 2007, advanced payments on acquisition of aircraft were RMB7,669 million and RMB6,696 million, respectively, while additions of aircraft and flight equipment were RMB4,561 million and RMB3,737 million, respectively. We financed the additions to our aircraft fleet and flight equipment primarily through lease arrangements, bank loans and funds generated from operations. Funds generated from disposal of older aircraft and flight equipment and other fixed assets and equipment (including by way of exchange) totaled RMB328 million and RMB71 million in 2006 and 2007, respectively. Our net cash inflow generated from financing activities was RMB26,979 million in 2007, primarily from the proceeds from bank loans.

We generally operate with a working capital deficit. As of 31 December 2007, our current liabilities exceeded our current assets by RMB26,074 million. In comparison, our current liabilities exceeded our current assets by RMB24,616 million as of 31 December 2006. The increase in our current liabilities in 2007 was primarily due to the increase in borrowings for payment of advances on aircraft and flight equipment, other payables and accrued expenses, including accrued fuel cost, accrued aircraft overhaul expenses and accrued salaries, wages and benefits, and sales in advance of carriage. Short-term loans outstanding totalled RMB13,176 million and RMB15,189 million as of 31 December 2006 and 2007, respectively. Long-term bank loans outstanding totalled RMB14,932 million and RMB14,675 million as of 31 December 2006 and 2007, respectively. Long-term loans payable

流動資金與資金來源

本集團通常通過營運業務及短期及長期銀行貸款所得的資金來滿足其營運資金的需求。因此，如果本集團服務的市場需求大量減少，或本集團未能及時獲得銀行貸款，本集團的流動資金均可能受到不利影響。截至二零零六年和二零零七年十二月三十一日，本集團的現金及現金等值的總額分別為人民幣19.87億元和人民幣16.55億元。二零零六年和二零零七年本集團營運所得現金淨額分別人民幣13.39億元和人民幣26.95億元，而本集團同期投資流出現金淨額分別為人民幣16.79億元和人民幣17.56億元。在過去兩年中，本集團投資活動的基本現金需求是購買及改良飛機及飛行設備以及支付有關債項的用款。

二零零六年及二零零七年本集團的飛機預付款項分別為人民幣76.69億元和人民幣66.96億元，而引進飛機和飛行設備的款項則分別為人民幣45.61億元和人民幣37.37億元。本集團用於引進飛機及飛行設備的款項主要來源於租賃安排、銀行貸款及營運資金。二零零六年及二零零七年賣出(包括置換出)飛機和飛行設備及其他固定資產和設施等得到款項分別為人民幣3.28億元和人民幣0.71億元。二零零七年本集團通過融資活動流入的現金淨額為人民幣269.79億元，主要為銀行貸款。

本集團通常是在流動資金短缺的條件下營運。截至二零零七年十二月三十一日，本集團的流動負債超過流動資產人民幣260.74億元，而二零零六年十二月三十一日本集團流動負債超過流動資產的數額為人民幣246.16億元。本集團在二零零七年流動負債增加的原因主要是為支付購買飛機和飛行設備的預付款，包括預提飛機燃料費用、預提飛機大修費用與預提工資、薪金及福利的其他應付款及預提費用，以及預售機位而導致的借款增加。截至二零零六年及二零零七年十二月三十一日，本集團的短期貸款分別是人民幣131.76億元

within two years, from three to five years and beyond five years were RMB9,232 million, RMB4,217 million and RMB1,226 million, respectively, as of 31 December 2007, as compared to RMB5,894 million, RMB7,560 million and RMB1,478 million, respectively, as of 31 December 2006. Total lease obligations outstanding under our finance leases as of 31 December 2006 and 2007 were RMB11,949 million and RMB16,452 million, respectively. Our lease obligations payable within two years, from three to five years and beyond five years were RMB4,112 million, RMB4,205 million and RMB8,134 million, respectively, as of 31 December 2007, as compared to RMB4,842 million, RMB2,602 million and RMB4,506 million, respectively, as of 31 December 2006.

和人民幣151.89億元，同期的長期貸款分別是人民幣149.32億元和人民幣146.75億元。截至二零零七年十二月三十一日，本集團兩年之內到期、三到五年到期以及五年以上到期的長期貸款分別為人民幣92.32億元、人民幣42.17億元以及人民幣12.26億元，而截至二零零六年十二月三十一日的這些長期貸款分別為人民幣58.94億元、人民幣75.60億元以及人民幣14.78億元。截至二零零六年和二零零七年十二月三十一日，本集團的租賃債務分別為人民幣119.49億元和人民幣164.52億元。截至二零零七年十二月三十一日，本集團兩年之內到期、三到五年到期以及五年以上到期的租賃債務分別為人民幣41.12億元、人民幣42.05億元以及人民幣81.34億元，而截至二零零六年十二月三十一日的這些租賃債務分別為人民幣48.42億元、人民幣26.02億元以及人民幣45.06億元。

We have, and in the future may continue to have, substantial debts. As of 31 December 2006 and 2007, our long-term debt to equity ratio was 7.7 and 8.6, respectively. The interest expenses associated with these debts might impair our future profitability. We expect that cash from operations and bank borrowings will be sufficient to meet our operating cash flow requirements, although events that materially affect our operating results can also have a negative impact on liquidity. We have entered into credit facility agreements with certain Chinese banks to meet our future working capital needs. We have arranged, and we believe that we will continue to be able to arrange, short-term bank loans with domestic and foreign-funded banks in China as necessary to meet our working capital requirements. However, our ability to obtain financing may be affected by our financial position and leverage and credit ratings, as well as by prevailing economic conditions and the cost of financing generally. If we are unable to obtain financing for a significant portion of our capital requirements, our ability to acquire new aircraft and to expand our operations may be adversely affected.

本集團負有並可能在將來持續負有大筆債務。截至二零零六年和二零零七年十二月三十一日，本集團的長期債務對股東權益的比率分別為7.7和8.6。這些債務所產生的利息支出會影響本集團未來的利潤。本集團預期營運所得的現金以及短期的銀行貸款足以滿足流動資金的需要，儘管嚴重影響本集團業務的事件會對資金周轉產生負面影響。本集團已經與某些國內銀行簽訂了授信協議以滿足日後對流動資金的需求。本集團以往曾經從國內和外資銀行獲得必要的短期貸款以滿足流動資金需求。本集團相信未來將能夠繼續獲得銀行短期貸款。但是，本集團取得融資的能力取決於其財務狀況、負債比率、信用評級以及當時的經濟環境和一般融資代價。如果本集團無法就其資本需求的某一重要部份取得融資，其添置新飛機和擴大經營的能力將可能受到不利影響。

CAPITAL EXPENDITURES

Our aircraft orders as of 31 December 2007 included commitments to acquire 39 aircraft to be delivered in 2008 and 2009. We expect our capital expenditures for aircraft and related equipment, including deposits, through 2010 to be in aggregate approximately RMB50,853 million, including RMB17,127 million in 2008 and RMB15,057 million in 2009, in each case subject to contractually stipulated increases or any increase relating to inflation. We generally finance our purchase of aircraft through finance leases and bank loans secured by our assets. As of 31 December 2007, the total value of our mortgaged assets increased by 8.92%, from RMB9,110 million as of 31 December 2006 to RMB9,923 million as of 31 December 2007. Construction of our facilities at the Pudong International Airport and the purchase of maintenance equipment and other property and equipment will continue to require additional capital expenditures in 2008. We plan to finance our other capital commitments through a combination of funds generated from operations, existing credit facilities, bank loans, leasing arrangements and other external financing arrangements.

資本開支

截至二零零七年十二月三十一日，本集團的飛機訂單包括將在二零零八年和二零零九年交付的39架飛機。直至二零一零年，公司預計的飛機及飛行設備的資本開支，包括訂金，預計為總數大約人民幣508.53億元，其中預計二零零八年為人民幣171.27億元，二零零九年為人民幣150.57億元。上述各款項均可能因合同規定或物價指數的變化而上調。本集團一般通過融資租賃或以本集團資產抵押獲得的銀行貸款來滿足購買飛機的資金需求。截至二零零七年十二月三十一日，本集團抵押資產金額為人民幣99.23億元，與截至二零零六年十二月三十一日的金額人民幣91.10億元相比增加了8.92%。本集團將在二零零八年繼續興建在浦東國際機場的基地，購置維修設備和其他產業設施，也需使用一定資金。本集團計劃通過營運收入、現有銀行信貸額度、銀行貸款、租賃安排及其他外部融資方式來滿足上述其他資金要求。

CRITICAL ACCOUNTING POLICIES

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties and potentially result in materially different results under different assumptions and conditions.

Our audited consolidated financial statements have been prepared in accordance with IFRS. Our principal accounting policies are set forth in Note 2 to our audited consolidated financial statements. IFRS requires that we adopt the accounting policies and make estimates that our Directors believe are most appropriate in the circumstances for the purposes of giving a true and fair view of our results and financial position. However, different policies, estimates and assumptions in critical areas could lead to materially different results. The critical accounting policies adopted and estimates made in the preparation of these financial statements are identified as follows:

Estimated impairment of goodwill – We test annually whether goodwill has been impaired in accordance with the accounting policy stated in Note 2(l) to our audited consolidated financial statements. The recoverable amounts of cash generating units have been determined based on value-in-use calculations. These calculations require the use of estimates (see Note 16 to our audited consolidated financial statements). In 2007, after reviewing the business environment as well as our objectives and past performance, management concluded that there was no material impairment of goodwill.

主要會計政策

主要會計政策界定為反映重大判斷和不確定性，以及在不同假定和條件下可能導致重大不同結果的會計政策。

本集團的經審核綜合財務報表按國際財務報告準則編製。本集團的主要會計政策列示於經審核綜合財務報表註釋2。國際財務報告準則要求本集團採用本公司董事認為適合的、能真實公正地反映本集團業績及財務狀況的情況的會計政策並作出有關評估。然而，各重要範疇不同的政策、評估和假定可能導致相差甚遠的結果。編製該等財務報表時採用的重要會計政策及所作的評估如下：

商譽減值評估－本集團根據經審核綜合財務報表註釋2(l)所述的會計政策，每年檢測商譽是否有減值。現金產生單位的可收回數額按使用價值計算方法釐定，而作出計算時須要運用評估(參閱本集團的經審核綜合財務報表註釋16)。於二零零七年，回顧業務環境以及本集團的目標和以往表現後，管理認為並無重大的商譽減值虧損。

Estimated impairment of property, plant and equipment - We have made substantial investments in tangible long-lived assets. We conduct impairment reviews of these assets whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable.

物業、機器及設備減值評估－本集團對有形的長年期資產作出重大投資。當某些事件或情況轉變顯示賬面值可能無法收回時，本集團會檢查該等資產是否須減值。

Determining whether an asset is impaired requires significant judgment, including our estimates of the future cash flows attributable to the asset and the appropriate discount rate. If different judgments or estimates had been utilized, material differences could have resulted in the amount and timing of the impairment charge, if any.

當釐定資產是否須減值時，需要作出重大的判斷，包括評估資產應佔的未來現金流量和適當的折現率。如果運用不同的判斷或評估，減值支出(如有)的金額及時間可能會有重大分別。

As discussed in Note 2(m) to our audited consolidated financial statements, property, plant and equipment is initially recognized at cost and is subsequently stated at fair value, based on periodic valuations less subsequent accumulated depreciation. If the subsequent fair value differ materially from carrying amounts, the carrying amounts will be adjusted to the fair value. Their recorded value is impacted by management judgment, including valuations performed by management and/or independent professional valuers, estimates of useful lives, residual values and impairment charges. If different judgments or estimates had been utilised, material differences could have resulted in the amount of revaluation and related depreciation charges.

按經審核綜合財務報表註釋2(m)所述，物業、機器及設備最初按成本確認，其後按定期評估的公允值減去累計折舊列賬。賬面值與公允值出現重大改變時將予以調整。所記錄的價值受到管理層的判斷所影響，包括管理層及／或獨立專業估值師所作的估值、對可使用年期的估計、剩餘價值及減值支出。如果運用不同的判斷或評估，則重估的金額及有關的折舊支出可能有重大分別。

Revenue recognition – As discussed in Note 2(f), passenger, cargo and mail revenues are recognized as traffic revenues when the transportation services are provided. The value of unused passenger tickets is included in current liabilities as sales in advance of carriage. Unused tickets are recognized in traffic revenues based on current estimates. Management periodically evaluates the balance of the sales in advance of carriage account and records any adjustments, which can be material, in the period the evaluation is completed. These adjustments result from differences between the estimates of certain revenue transactions, the timing of recognizing revenue for any unused air tickets and the related sales price, and are impacted by various factors, including a complex pricing structure and interline agreements throughout the industry, which affect the timing of revenue recognition.

收入確認－按註釋2(f)所述，客運、貨運與郵運收入於提供運輸服務時確認為運輸收入。未使用客票的價值作為預售機位列入流動負債。未使用客票根據現有的估算確認為客運收入。管理層定期對預售機位的結餘進行評估，並於完成評估的期間內記錄任何可能重大的調整。此等調整是由於對若干收入交易的估算、未被使用的客票確認為收入的時間及相關銷售價格的估計不同而產生不同的判斷結果，這受各種因素的影響，包括複雜的價格結構及承運人之間的互運協議，均會影響收入的確認時間。

Maintenance and overhaul costs – In respect of aircraft under operating leases, the Group has the responsibility to fulfil certain return conditions under relevant leases. Provision for the estimated cost of these return condition checks in made on a straight line basis over the term of the leases.

保養及大修費用－對於經營性租賃的飛機，本集團有責任滿足在相關租賃內約定的交還條件。為滿足交還條件的估計大修費用於相關租賃期內按直線法預提。

In respect of aircraft and engines owned by our Company or held under finance leases, costs of overhaul are capitalized as a component of property, plant and equipment and are depreciated over the appropriate maintenance cycles. Upon completion of an overhaul, any remaining carrying amount of the cost of the previous overhaul is derecognised and charged to the income statement.

對於本公司自置及融資租賃的飛機及發動機，大修費用作為物業、機器及設備的一部份進行資本化，並於估計大修期間內攤銷。於完成大修時，以往大修費用的餘下賬面值終止確認並從損益表中扣除。

Retirement benefits – We participate in defined contribution retirement schemes organized by the municipal governments of respective provinces. We also operate and maintain defined retirement benefit plans which provides retirees with benefits including transportation subsidies, social activity subsidies as well as other welfare. As discussed in Note 2(w) to our audited consolidated financial statements, the cost of providing the aforementioned benefits in the defined retirement benefit plans is actuarially determined and recognized over the employees' service period by utilizing various actuarial assumptions and using the projected unit credit method. These assumptions include, without limitation, the selection of discount rate, annual rate of increase of per capita benefit payment and employee turnover rate. The discount rate is based on management's review of local high quality corporate bonds. The annual rate of increase of benefit payment is based on the general local economic conditions. The employee turnover rate is based on historical trends in our Company. See Note 34 to our audited consolidated financial statements for additional information regarding the retirement benefit plans.

退休福利－本集團參與各省份市政府管轄的定額供款退休計劃。此外，本集團亦設有定額退休福利計劃，向退休僱員提供的福利包括交通津貼、社交活動津貼以及其他福利。按經審核綜合財務報表註釋2(w)所述，上述根據定額退休福利計劃提供福利的成本是經精算釐定，並利用多項精算假設和使用預計單位給付成本法按僱員服務期間確認。此等假設包括(但不限於)選用折現率、人均福利付款的年增長率及僱員的流失率。折現率是根據管理層對本地優質公司債券的評估而估計。福利付款的年增長率是基於本地整體經濟狀況而估計。僱員流失率則基於本公司以往的趨勢而估計。有關退休福利計劃的其他資料，請參閱經審核綜合財務報表註釋34。

Deferred taxation – While deferred tax liabilities are provided in full on all taxable temporary differences, deferred tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. In assessing the amount of deferred tax assets that need to be recognized, we consider future taxable income and ongoing prudent and feasible tax planning strategies. In the event that our estimates of projected future taxable income and benefits from available tax strategies are changed, or changes in current tax regulations are enacted that would impact the timing or extent of our ability to utilize the tax benefits of net operating loss carried forward in the future, adjustments to the recorded amount of net deferred tax assets and taxation expense are made.

遞延稅項－遞延稅項負債按所有應課稅臨時差額全數計提準備，而遞延稅項資產僅在日後可能產生應課稅溢利讓臨時差額用作抵銷時予以確認。在評估須予確認的遞延稅項資產金額時，本集團會考慮未來應課稅收入及現行審慎及可行的稅務策略。倘本集團有關預測未來應課稅收入及現有稅務策略所帶來的利益的估計出現任何變動，或修訂現行稅務法規並會影響本集團日後動用結轉經營虧損淨額的稅務利益的時間或能力範疇，將會對錄得的遞延稅項資產淨值及稅項開支作出調整。

Current tax – We make provision for current tax based on the estimated income tax liabilities. The estimated income tax liabilities are primarily computed based on the tax filings as prepared by our Company and based on management's interpretation of relevant tax rulings.

即期稅項－本集團根據估計所得稅負債作出即期稅項撥備。所得稅負債估計金額主要依據本公司編製的稅務資料和管理層對相關稅務規例的詮釋而釐定。

FOREIGN CURRENCY TRANSACTIONS

We have debts denominated in U.S. dollars, Japanese yen or Euro in addition to our debts denominated in Renminbi. We generate a significant amount of foreign currency revenues, including U.S. dollars, Japanese yen, Euro, Korean won, Hong Kong dollars, Singapore dollars, Australian dollars, and Thai Baht, from ticket sales made in overseas offices. Pursuant to current foreign exchange regulations in China, we may retain our foreign currency earnings subject to the approval of SAFE. We have also designated certain personnel to manage the foreign currency risks through forward foreign exchange contracts. We use interest rate swaps to reduce risks related to changes in market interest rates. As of 31 December 2007, the notional amount of the outstanding interest rate swap agreements was approximately US$624 million, compared to US$631 million as of 31 December 2006. These interest rate swap agreements will expire between 2008 and 2016. In addition, we use currency forward contracts to reduce risks related to changes in currency exchange rates in respect of ticket sales and expenses denominated in foreign currencies. As of 31 December 2007, the notional amount of the outstanding currency forward contracts was approximately US$33 million, which was the same as of 31 December 2006.

外幣交易

本集團的債務除人民幣債務外，還有美元、日元或歐元債務。同時，本集團從境外的機票銷售中能獲得包括美元、日元、歐元、韓元、港幣、新加坡元、澳大利亞元、泰銖等在內的相當金額的外幣收入。根據中國目前的外匯監管法規，本集團經國家外匯管理局批准，可以保留外匯收入。本集團有專門的人員負責進行外匯風險的管理工作，主要是通過遠期外匯合同對外匯的風險進行管理。本集團利用利率掉期來降低與市場利率波動相關的風險。截至二零零七年十二月三十一日，本集團利率掉期合同項下的金額為大約6.24億美元，而截至二零零六年十二月三十一日的利率掉期合同項下金額為6.31億美元。上述利率掉期合同將在二零零八年至二零一六年到期。此外，本集團還通過貨幣遠期合同來降低與機票銷售外匯收入和須以外幣支付的相關費用有關的匯率波動風險。截至二零零七年十二月三十一日，本集團貨幣遠期合同項下的金額為大約0.33億美元，與截至二零零六年十二月三十一日的金額相同。

Pursuant to IFRS, our monetary assets and liabilities denominated in foreign currencies are required to be translated into Renminbi at the year end at exchange rates announced by the People's Bank of China. The net exchange gains or losses are recognized and reflected in the income statement for the relevant year. Any fluctuation of the exchange rates between Renminbi and foreign currencies may materially adversely affect our financial condition and results of operations. Primarily due to an appreciation of Renminbi against certain foreign currencies including the U.S. dollar, Japanese yen and Euro following the measures introduced by the PRC government in July 2005 to reform the Renminbi exchange rate regime, we recognized a net exchange gain of RMB2,023 million in 2007, compared to a net exchange gain of RMB888 million in 2006.

根據國際財務報告準則，本公司的外幣資產和外幣負債均需在年終時根據中國人民銀行公佈的外幣兑人民幣匯率換算為人民幣，匯兑損益於有關年度的損益表內確認和反映。因此，本集團的財政狀況及經營業績可能受到人民幣兑外幣的匯率波動的重大不利影響。在中國政府於二零零五年七月改革人民幣匯率形成機制後，人民幣對包括美元、日元及歐元在內的若干外幣升值。因此，二零零七年本集團的外匯兑換淨收益為人民幣20.23億元，而二零零六年本集團的外匯兑換淨收益為人民幣8.88億元。

TAXATION

We are subject to income tax at the rate of 15%. Our effective tax rate, however, may be higher than the rate of 15% because some of our subsidiaries were incorporated in jurisdictions where the applicable income tax rate is 33% rather than 15%. We had carried forward tax losses of approximately RMB5,849 million and RMB5,380 million as of 31 December 2006 and 2007, which can be used to set off against future taxable income before 2008 and 2012, respectively.

税項

本集團按15%的税率繳付所得税。然而，由於部份附屬公司註冊成立所在的司法權區的適用所得税率為33%而非15%，因此本集團的實際税率或會高於15%。截至二零零六年及二零零七年十二月三十一日，本集團有結轉税項虧損分別約為人民幣58.49億元及人民幣53.80億元，可用作抵銷二零零八年及二零一二年前的未來應課税收入。



The Board of the Company is pleased to present the audited financial report of the Company and its subsidiaries ("the Group") for the year ended 31 December 2007.

本公司董事會現欣然提呈本公司及其子公司(「本集團」)截至二零零七年十二月三十一日止年度，經審核之財務報告。

GROUP ACTIVITIES AND RESULTS

集團業務及業績

The Company is one of the three largest air carriers in the PRC based on tonne-kilometres and number of passengers carried in 2007 and is the primary air carrier serving Shanghai, the largest economic, trading and financial centre of the PRC. The results of the Group for the year ended 31 December 2007 and the financial position of the Company and the Group as at that date, prepared in accordance with International Financial Reporting Standards ("IFRS") and PRC Accounting Regulations, are set out in the financial statements.

根據二零零七年噸公里總額及載運旅客人數計算，本公司是中國三家最大航空公司之一，同時也是服務於上海這一中國最大的經濟、貿易、金融中心的首要航空公司。本集團按國際財務報告準則及中華人民共和國會計準則編製之截至二零零七年十二月三十一日止年度業績，及本公司與本集團於該日之財務狀況，請參閱財務報告。

Details of the Company's principal subsidiaries are set out in note 20 to the financial statements prepared in accordance with IFRS.

有關本公司之主要子公司之詳情，請參閱本集團根據國際財務報告準則編製之財務報告註釋20。

The geographical analysis of the Group's revenue from its principal business is as follows:

下表列出本集團各地區的主營業務收入：

		PRC Accounting Regulations 中華人民共和國會計準則 *(RMB'000)* *人民幣千元*	IFRS 國際財務報告準則 *(RMB'000)* *人民幣千元*
Domestic	中國國內	24,756,841	24,125,288
Hong Kong Special Administrative Region ("Hong Kong")	香港特別行政區(「香港」)	2,751,386	2,694,857
International	國際	16,020,334	15,701,081
Total	總計	43,528,561	42,521,226

DIVIDENDS

股息

As at 31 December 2007, according to the financial statements prepared in accordance with PRC Accounting Regulations, the total accumulated losses of the Company in the year 2007 amounted to RMB-2,699 million. The Board of the Company does not recommend payment of any dividend for the financial year ended 31 December 2007. The Company will not convert funds from the common reserve to increase its share capital during this period.

截至二零零七年十二月三十一日，根據中華人民共和國會計準則編製的財務報表，本公司二零零七年度累計虧損為人民幣-26.99億元，本公司董事會建議不派發截至二零零七年十二月三十一日止的年度股息，本期不進行資本公積金轉增股本。

SHARE CAPITAL STRUCTURE

The Share Reform Plan of the Company was approved in the relevant shareholders' meeting of the holders of A shares of the Share Reform Plan of the Company held on 18 December 2006, and the trading in the A shares was resumed on 12 January 2007. After the completion of the Share Reform, the change in the shareholding structure was as follows:

股本結構

公司股權分置改革方案已經二零零六年十二月十八日召開的股權分置改革A股市場相關股東會議審議通過，並於二零零七年一月十二日在A股市場複牌交易。股改完成以後，本公司的股本結構變更為：

		Total number of Shares 股份總額	Approximate percentage of shareholding (%) 約佔股權比例(%)
1. A shares	A股		
(a) Listed shares with trading moratorium	(a) 有限售條件流通股	2,904,000,000	59.67
(b) Listed shares without trading moratorium	(a) 無限售條件流通股	396,000,000	8.13
2. H shares	H股	1,566,950,000	32.20
3. Total number of shares	股份總額	4,866,950,000	100.00

For details of the Share Reform, please see the paragraph headed "Share Reform" below.

有關股權分置改革之詳情，見下文「股權分置改革」。

SHARE REFORM

Pursuant to the "Guidelines for Promoting the Reform and Opening-up and Sustained Development of the Capital Market" promulgated by the State Council of the PRC and the provisions of relevant regulations promulgated by China Securities Regulatory Commission ("CSRC"), the Company published the "Indicative Announcement in Relation to Share Reform" on 20 November 2006 and the shares of the Company were suspended from trading for implementation of the Share Reform; the "Announcement on the Share Reform Proposal Plan" was published on 22 November 2006; the "Announcement on the Revised Share Reform Plan" was published on 1 December 2006; the "Revised Share Reform Plan approved by the State-owned Assets Supervision and Administration Commission" was published on 13 December 2006. On 18 December 2006, the Company convened the Relevant Shareholders' Meeting of A Share Market in relation to the Share Reform to approve the Revised Share Reform Plan of the Company, and the "Announcement on the Results of the Relevant Shareholders' Meeting in Relation to Share Reform" was published on the following day; the "Share Reform Proposal Approved by the Ministry of Commerce" was published on 5 January 2007. On 9 January 2007, the Company published the "Announcement on Implementation of Share Reform Plan".

股權分置改革

根據中國國務院《關於推進資本市場改革開放和穩定發展的若干意見》和中國證券監督管理委員會等發布的相關法規的規定，本公司於二零零六年十一月二十日刊登了《關於股權分置改革的提示性公告》，本公司股票開始停牌正式進行股權分置改革程序；二零零六年十一月二十二日刊登了《有關股權分置改革方案公告》；二零零六年十二月一日刊登了《調整股權分置改革方案的公告》；二零零六年十二月十三日刊登了《國有資產監督管理委員會批准調整股權分置改革方案》；二零零六年十二月十八日，本公司召開了股權分置改革A股市場相關股東大會，投票通過了本公司調整股權分置改革方案並於次日刊登了《股權分置改革相關股東會議表決結果公告》；二零零七年一月五日刊登了《股權分置改革方案獲得商務部批准》；二零零七年一月九日，本公司刊登了《股權分置改革方案實施公告》。

Each holder of circulating A shares of the Company whose name appeared on the register of members on 10 January 2007 was offered 3.2 shares as a consideration by China Eastern Air Holding Company ("CEA Holding") for every 10 circulating A shares held by it. The original non-circulating shares held by CEA Holding were granted the status of listing from 12 January 2007. However, there is currently no real circulation of shares due to the trading moratorium.

中國東方航空集團公司(「東航集團」)向二零零七年一月十日登記在冊的本公司流通A股股東每10股A股支付3.2股對價股份；自二零零七年一月十二日起，東航集團持有的原非流通股股份即獲得上市流通權，但由於有限售條件，目前暫時沒有實際流通。

Other than statutory undertakings, CEA Holding undertook that it would not engage in the trading of the non-circulating shares held by it within 36 months from the day of granting listing status of non-circulating shares of the Company.

除法定的承諾外，東航集團承諾於本公司非流通股股份取得上市地位後36個月內，不會涉及所持有的非流通股股份的買賣。

For details, please refer to the related announcements published by the Company.

有關詳情，請參閱本公司刊發的相關公告。

NUMBER OF SHAREHOLDERS

As at 31 December 2007, the total number of registered shareholders of the Company was 168,466, of which 167,709 are holders of A shares (including unlisted State-owned legal person shares and listed A shares), and 757 are holders of H shares.

股東總數

於二零零七年十二月三十一日，本公司登記在冊的股東總數為168,466戶，其中A股(包括非上市國有法人股和已流通A股)股東167,709戶，H股股東757戶。

SUBSTANTIAL SHAREHOLDERS

So far as the Directors are aware, each of the following persons, not being a Director, chief executive, supervisor of the Company ("Supervisor") or member of the Company's senior management, had, as at 31 December 2007, an interest and/or short position in the Company's shares or underlying shares (as the case may be) which would fall to be disclosed to the Company and The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") under the provisions of Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance (the "SFO"), or was otherwise, as at 31 December 2007, interested in 5% or more of any class of the then issued share capital of the Company, or was otherwise, as at 31 December 2007, a substantial shareholder (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules")) of the Company:

主要股東

據董事所知，以下為並非本公司董事、行政總裁、監事及高級管理人員、而於二零零七年十二月三十一日在本公司股份或相關股份（視乎情況而定）中持有根據證券及期貨條例（「證券及期貨條例」）第XV部第2及3分部須向本公司及香港聯合交易所有限公司（「香港聯交所」）披露其於本公司的權益及／或淡倉的人士，或其他於二零零七年十二月三十一日在本公司當時任何類別已發行股本持有5%或以上權益的人士，或本公司於二零零七年十二月三十一日的其他主要股東（定義見香港聯合交易所有限公司證券上市規則（「上市規則」））：

			Interest As at 31 December 2007 權益 於二零零七年十二月三十一日約佔本公司			
Name of shareholder 股東名稱	Nature of shares held 股份類別	Number of shares held 所持股數	Approximate percentage shareholding in the Company's total issued share capital 已發行總股本的股權比例	Approximate percentage shareholding in the Company's total issued A shares 已發行A股總數的股權比例	Approximate percentage shareholding in the Company's total issued H shares 已發行H股總數的股權比例	Short position 淡倉
CEA Holding 東航集團	A shares A股	2,904,000,000	59.67%	88%	-	-
Singapore Airlines Limited *(Note 1)* 新加坡航空公司 *(附註1)*	A shares A股	2,913,999,969	59.87%	88.3%	-	-
Temasek Holdings (Private) Limited *(Note 1)* *(附註1)*	A shares A股	2,913,999,969	59.87%	88.3%	-	-
CEA Holding *(Note 2)* 東航集團 *(附註2)*	H shares H股	2,984,850,000	61.33%	-	190.49%	-
Singapore Airlines Limited *(Note 2)* 新加坡航空公司 *(附註2)*	H shares H股	2,984,850,000	61.33%	-	190.49%	-
Temasek Holdings (Private) Limited *(Note 2)* *(附註2)*	H shares H股	2,984,850,000	61.33%	-	190.49%	-
HKSCC Nominees Limited *(Notes 3 to 8)* 香港中央結算（代理人）有限公司 *(註釋3至8)*	H shares H股	1,544,484,799	31.73%	-	98.57%	-

Notes:

Based on the information available to the Directors as at 31 December 2007 (including such information as was available on the website of the Hong Kong Stock Exchange) and so far as they are aware and understand, as at 31 December 2007:

1. Pursuant to section 317 and 318 of the SFO, by virtue of the Shareholders Agreement entered into between CEA Holding, Singapore Airlines Limited ("SIA") and Lentor Investments Pte. Ltd. ("Temasek"), (i) SIA and Temasek Holdings (Private) Limited are deemed to be interested in the 2,904,000,000 A shares (representing approximately 88% of the then total issued A shares) held by CEA Holding in the capacity of beneficial owner and (ii) SIA and Temasek Holdings (Private) Limited are also deemed to be interested in the 9,999,969 A shares (representing approximately 0.30% of the then total issued A shares) deemed to be interested by Temasek Holdings (Private) Limited. Such 9,999,969 A shares were held by Temasek Fullerton Alpha Pte. Ltd. in the capacity of beneficial owner, which in turn was 100% held by Fullerton (Private) Limited, which in turn was ultimately 100% held by Temasek Holdings (Private) Limited.

2. Pursuant to sections 317 and 318 of the SFO, by virtue of the Shareholders Agreement entered into between CEA Holding, SIA and Temasek, each of CEA Holding, SIA and Temasek Holdings (Private) Limited is deemed to be interested in all of the 2,984,850,000 H shares of the Company being the total of (i) 1,100,418,000 H shares deemed to be interested by CEA Holding, (ii) 1,235,005,263 H shares deemed to be interested by SIA, and (iii) 649,426,737 H shares deemed to be interested by Temasek Holdings (Private) Limited.

3. Among the 1,544,484,799 H shares held by HKSCC Nominees Limited, 189,078,000 H shares (representing approximately 12.07% of the Company's then total issued H shares) were held by China National Aviation Corporation (Group) Limited in the capacity of beneficial owner, which in turn was ultimately 100% controlled by China National Aviation Holding Company.

4. Among the 1,544,484,799 H shares held by HKSCC Nominees Limited, 78,652,000 H shares (representing approximately 5.02% of the Company's then total issued H shares) were held by Citadel Equity Fund Ltd. in the capacity of beneficial owner, which in turn was 100% controlled by Citadel Holdings Ltd., which in turn was ultimately 80.45% controlled by Citadel Kensington Global Strategies Fund Limited.

註釋：

根據董事於二零零七年十二月三十一日所獲悉的數據(包括在香港聯交所網站上可取得的資料)及據董事所知，於二零零七年十二月三十一日：

1. 根據證券及期貨條例第317條及第318條，於東航集團、新加坡航空公司(「新航」)以及Lentor Investments Pte. Ltd.(「淡馬錫」)簽署的股東協議，(i)新航及Temasek Holdings (Private) Limited被視為於東航集團以實益擁有人的身份持有的2,904,000,000股A股(佔本公司當時已發行A股總數約88%)中擁有權益及(ii)新航及Temasek Holdings (Private) Limited同時被視為於Temasek Holdings (Private) Limited被視為擁有權益的9,999,969股A股(佔本公司當時已發行A股總數約0.30%)中擁有權益。該9,999,969股A股是由Temasek Fullerton Alpha Pte. Ltd.以實益擁有人的身份持有。Fullerton (Private) Limited擁有Temasek Fullerton Alpha Pte. Ltd. 100%權益，而Temasek Holdings (Private) Limited則最終持有Fullerton (Private) Limited 100%權益。

2. 根據證券及期貨條例第317條及第318條，基於東航集團、新航以及淡馬錫簽署的股東協議，東航集團、新航以及Temasek Holdings (Private) Limited各自被視為於本公司全部2,984,850,000股H股中擁有權益，即以下各項合計：(i)東航集團被視為擁有權益的1,100,418,000股H股；(ii)新航被視為擁有權益的1,235,005,263股H股；(iii)Temasek Holdings (Private) Limited被視為擁有權益的649,426,737股H股。

3. 由香港中央結算(代理人)有限公司持有的1,544,484,799股H股中，189,078,000股H股(佔本公司當時已發行H股總數約12.07%)由中國航空(集團)有限公司以實益擁有人的身份持有，而中國航空集團公司則最終擁有中國航空(集團)有限公司100%權益。

4. 由香港中央結算(代理人)有限公司持有的1,544,484,799股H股中，78,652,000股H股(佔本公司當時已發行H股總數約5.02%)由Citadel Equity Fund Ltd.以實益擁有人的身份持有。Citadel Holdings Ltd.控制Citadel Equity Fund Ltd. 100%權益，而Citadel Kensington Global Strategies Fund Limited則最終擁有Citadel Holdings Ltd. 80.45%權益。

5. Among the 1,544,484,799 H shares held by HKSCC Nominees Limited, 78,652,000 H shares (representing approximately 5.02% of the Company's then total issued H shares) were held by Citadel Limited Partnership in the capacity of beneficial owner, which in turn was ultimately 100% controlled by Citadel Investment Group, LLC.

6. Among the 1,544,484,799 H shares held by HKSCC Nominees Limited, 78,652,000 H shares (representing approximately 5.02% of the Company's then total issued H shares) were held by Citadel Investment Group (Hong Kong) Limited in the capacity of beneficial owner, which in turn was ultimately 100% controlled by Citadel Investment Group, LLC.

7. Among the 1,544,484,799 H shares held by HKSCC Nominees Limited, Barclays PLC had, through controlled corporations, an interest in an aggregate of 94,154,370 H shares of the Company (representing approximately 6.01% of the Company's then total issued H shares). Barclays PLC was interested in the aforesaid 94,154,370 H shares of the Company in the manner as follows:

   (a) 348,970 H shares (representing approximately 0.02% of the Company's then total issued H shares) were held by Barclays Global Investors Ltd in the capacity of beneficial owner, which in turn was 100% controlled by Barclays Global Investors UK Holdings Limited, which in turn was 92.3% controlled by Barclays Bank PLC, which in turn was ultimately 100% controlled by Barclays PLC;

   (b) 6,798,000 H shares (representing approximately 0.43% of the Company's then total issued H shares) were held by Barclays Global Investors, N.A. in the capacity of beneficial owner, which in turn was 100% controlled by Barclays California Corporation, which in turn was 100% controlled by Barclays Global Investors Finance Limited, which in turn was 100% controlled by Barclays Global Investors UK Holdings Limited, which in turn was 92.3% controlled by Barclays Bank PLC, which in turn was ultimately 100% controlled by Barclays PLC; and

5. 由香港中央結算(代理人)有限公司持有的1,544,484,799股H股中,78,652,000股H股(佔本公司當時已發行H股總數約5.02%)由Citadel Limited Partnership以實益擁有人的身份持有,而Citadel Investment Group, LLC則最終擁有Citadel Limited Partnership 100%權益。

6. 由香港中央結算(代理人)有限公司持有的1,544,484,799股H股中,78,652,000股H股(佔本公司當時已發行H股總數約5.02%)由Citadel Investment Group (Hong Kong) Limited以實益擁有人的身份持有,而Citadel Investment Group, LLC則最終擁有Citadel Investment Group (Hong Kong) Limited 100%權益。

7. 由香港中央結算(代理人)有限公司持有的1,544,484,799股H股中,Barclays PLC透過受控制法團總共持有本公司94,154,370股H股(佔本公司當時已發行H股總數約6.01%)。Barclays PLC透過以下方式持有上述本公司94,154,370股H股:

   (a) 348,970股H股(佔本公司當時已發行H股總數約0.02%)由Barclays Global Investors Ltd以實益擁有人身份持有,而Barclays Global Investors UK Holdings Limited則控制Barclays Global Investors Ltd 100%權益,而Barclays Bank PLC則控制Barclays Global Investors UK Holdings Limited 92.3%權益,而Barclays PLC則最終擁有Barclays Bank PLC 100%權益;

   (b) 6,798,000股H股(佔本公司當時已發行H股總數約0.43%)由Barclays Global Investors, N.A.以實益擁有人身份持有,而Barclays California Corporation則控制Barclays Global Investors, N.A. 100%權益,而Barclays Global Investors Finance Limited則控制Barclays California Corporation 100%權益,而Barclays Global Investors UK Holdings Limited則控制Barclays Global Investors Finance Limited 100%權益,而Barclays Bank PLC則控制Barclays Global Investors UK Holdings Limited 92.3%權益,而Barclays PLC則最終全權擁有Barclays Bank PLC 100%權益;及

(c) 87,007,400 H shares (representing approximately 5.55% of the Company's then total issued H shares) were held by Barclays Global Fund Advisors in the capacity of beneficial owner, which in turn was 100% controlled by Barclays Global Investors, N.A., which in turn was 100% controlled by Barclays California Corporation, which in turn was 100% controlled by Barclays Global Investors Finance Limited, which in turn was 100% controlled by Barclays Global Investors UK Holdings Limited, which in turn was 92.3% controlled by Barclays Bank PLC, which in turn was ultimately 100% controlled by Barclays PLC.

(c) 87,007,400股H股(佔本公司當時已發行H股總數約5.55%)由Barclays Global Fund Advisors以實益擁有人身份持有，而Barclays Global Investors, N.A.則控制Barclays Global Fund Advisors 100%權益，而Barclays California Corporation則控制Barclays Global Investors, N.A. 100%權益，而Barclays Global Investors Finance Limited則控制Barclays California Corporation 100%權益，而Barclays Global Investors UK Holdings Limited則控制Barclays Global Investors Finance Limited 100%權益，而Barclays Bank PLC則控制Barclays Global Investors UK Holdings Limited 92.3%權益，而Barclays PLC則最終擁有Barclays Bank PLC 100%權益。

8. Among the 1,544,484,799 H shares held by HKSCC Nominees Limited, 78,553,400 H shares (representing approximately 5.01% of the Company's then total issued H shares) were held by INVESCO Hong Kong Limited (previously known as INVESCO Asia Limited) in the capacity of investment manager.

8. 由香港中央結算(代理人)有限公司持有的1,544,484,799股H股中，78,553,400股H股(佔本公司當時已發行H股總數約5.01%)由INVESCO Hong Kong Limited(前稱INVESCO Asia Limited)以投資經理的身份持有。

Save as disclosed above and so far as the Directors are aware, as at 31 December 2007, among the 1,544,484,799 H shares held by HKSCC Nominees Limited, no other person had any interest or short position in the Company's shares or underlying shares (as the case may be) which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO.

除上述所披露外，根據董事獲得的資料及就董事所知，於二零零七年十二月三十一日，在香港中央結算(代理人)有限公司持有的1,544,484,799股H股中，概無人士於本公司股份或相關股份(視情況而定)中擁有權益或淡倉，而須按照及已按照證券及期貨條例第XV部第2及3分部向本公司及香港聯交所披露。

According to the relevant disclosure requirements laid down by the CSRC, as at the end of the reporting period, the 10 largest registered shareholders and the 10 largest registered listed stock shareholders on the register of members and their respective shareholdings are as follows:

根據中華人民共和國證券監督管理委員會的有關披露規定，報告期末，本公司登記於股東名冊前10名記名股東及前10名記名流通股份股東持股情況如下：

The 10 largest registered shareholders of the Company and their respective shareholdings

本公司前10名記名股東持股情況

	Name of shareholders 股東名稱	Increase/ (Decrease) in shareholding in the year 年度內增減	Shareholding at the end of year 年末持股數量	Percentage (%) 比例 (%)	Type of shares 股份類別	Charged or locked-up shares 質押或凍結的股份數量	Nature of shares held 股份性質
1	CHINA EASTERN AIR HOLDING COMPANY 中國東方航空集團公司	-96,000,000	2,904,000,000	59.6678	listed (subject to moratorium) 已流通(限售)	0	A shares (subject to moratorium) A股(限售)
2	HKSCC NOMINEES LIMITED 香港中央結算(代理人)有限公司	5,034,500	1,544,484,799	31.7341	listed 已流通	Unknown 未知	H shares H股
3	融通新藍籌證券投資基金	10,829,036	10,829,036	0.2225	listed 已流通	Unknown 未知	A shares A股
4	國際金融－HSBC－TEMASEK FULLERTON ALPHA PTE LTD	9,999,969	9,999,969	0.2055	listed 已流通	Unknown 未知	A shares A股
5	久嘉證券投資基金	6,042,224	6,042,224	0.1241	listed 已流通	Unknown 未知	A shares A股
6	中國建設銀行－中信紅利精選股票型證券投資基金	5,235,008	5,235,008	0.1076	listed 已流通	Unknown 未知	A shares A股
7	UBS AG	3,600,000	3,600,000	0.0740	listed 已流通	Unknown 未知	A shares A股
8	中國銀行－嘉實滬深300指數證券投資基金	3,199,979	3,199,979	0.0658	listed 已流通	Unknown 未知	A shares A股
9	中國建設銀行－交銀施羅德藍籌股票證券投資基金	3,000,000	3,000,000	0.0616	listed 已流通	Unknown 未知	A shares A股
10	中國建設銀行－博時價值增長貳號證券投資基金	2,499,981	2,499,981	0.0514	listed 已流通	Unknown 未知	A shares A股

Description of any related party or concert party relationship among the 10 largest shareholders: The Company is not aware of any related party or concert party relationship among the above shareholders.

前10名股東關聯關係或一致行動的說明：本公司未知上述股東之間存在關聯關係或一致行動關係。

The 10 largest registered listed stock shareholders of the Company and their respective shareholdings

前十名記名流通股股東持股情況

Name of shareholders 股東名稱	Shareholding of listed stocks at the end of year 年末持有流通股的數量	Nature of shares held 種類
HKSCC NOMINEES LIMITED 香港中央結算(代理人)有限公司	1,544,484,799	H shares股
融通新藍籌證券投資基金	10,829,036	A shares股
國際金融-HSBC-TEMASEK FULLERTON ALPHA PTE LTD	9,999,969	A shares股
久嘉證券投資基金	6,042,224	A shares股
中國建設銀行－中信紅利精選股票型證券投資基金	5,235,008	A shares股
UBS AG	3,600,000	A shares股
中國銀行－嘉實滬深300指數證券投資基金	3,199,979	A shares股
中國建設銀行－交銀施羅德藍籌股票證券投資基金	3,000,000	A shares股
中國建設銀行－博時價值增長貳號證券投資基金	2,499,981	A shares股
裕陽證券投資基金	2,499,956	A shares股

Description of any related party or concert party relationship among the 10 largest listed stock shareholders: The Company is not aware of any related party or concert party relationship among the above listed stock shareholders.

前10名流通股股東關聯關係的說明：本公司未知上述流通股股東之間存在關聯關係或一致行動關係。

CONTROLLING SHAREHOLDER

There has been no change in the Company's controlling shareholder in the year.

CEA Holding is the parent company of the Company and its registered capital amounts to RMB2,558,441,000. Mr. Li Fenghua is the legal representative of CEA Holding. CEA Holding's scope of business includes manage all State-owned assets and State-owned equity of its group and its investment enterprises which are formed by State investment. As at 31 December 2007, no share of the Company held by CEA Holding was pledged.

控股股東情況介紹

本公司的控股股東在本年度內沒有變更。

東航集團是本公司的母公司。註冊資本為人民幣2,558,441,000元，法定代表人為李豐華先生，經營範圍：經營集團公司及其投資企業中由國家投資形成的全部國有資產和國有股權。截至二零零七年十二月三十一日，該公司擁有本公司的股票沒有質押情況。

PURCHASE, SALE OR REDEMPTION OF SECURITIES

Save as otherwise disclosed, during the year ended 31 December 2007, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of its listed securities ("securities" having the meaning ascribed thereto under paragraph 1 of Appendix 16 to the Listing Rules), without taking into account any issue of new securities.

購入、出售或贖回證券

除另披露外，於二零零七年十二月三十一日止年度內，本公司及其任何附屬公司概無購入、出售或贖回任何其已上市證券(「證券」一詞的涵義見上市規則附錄十六第一條)(不計新發證券)。

SIGNIFICANT DIFFERENCES BETWEEN THE CORPORATE GOVERNANCE PRACTICES OF THE COMPANY AND THE CORPORATE GOVERNANCE PRACTICES REQUIRED TO BE FOLLOWED BY U.S. COMPANIES UNDER THE NEW YORK STOCK EXCHANGE'S LISTING STANDARDS

As a company incorporated in the PRC and listed on the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange (the "NYSE"), the Company is subject to not only applicable PRC laws and regulations, including the PRC Company Law, the PRC Securities Law, the Corporate Governance Standards for Listed Companies and Guidance Opinions regarding the Establishment of the Independent Director System in Listed Companies (the "Independent Director Guidance"), but also Hong Kong laws and regulations, including the Listing Rules, the Companies Ordinance and the SFO, as well as applicable U.S. Federal securities laws and regulations, including the U.S. Securities Exchange Act of 1934 including amendments and the Sarbanes-Oxley Act of 2002. The Company is also subject to the listing standards of the NYSE to the extent they apply to non-U.S. issuers. The Company is not required to completely comply with all of the corporate governance listing standards of the NYSE.

In accordance with the requirements of Section 303A.11 of the NYSE Listed Company Manual, the following is a summary of the significant differences between the Company's corporate governance practices and those required to be followed by U.S. companies under the NYSE's listing standards.

Section 303A.01 of the NYSE Listed Company Manual provides that listed companies must have a majority of independent Directors. As a company listed in the PRC, the Company is subject to the requirement under the Independent Director Guidance that at least one-third of the Board of the Company be independent as determined thereunder. As a company listed in Hong Kong, the Company is also subject to the requirement under the Listing Rules that at least three members of the Board of the Company shall be independent, and at least one of whom must have appropriate professional qualifications or accounting or related financial management expertise. The Company currently has five independent Directors out of a total of ten Directors. The standards for establishing independence set forth under either the Independent Director Guidance or the Listing Rules differ from those set forth in the NYSE Listed Company Manual.

本公司企業管治實踐與美國公司應遵循的紐約股票交易所上市規則有關企業管治規定的主要差異

作為一家在中國設立的，同時在上海證券交易所、香港聯交所和紐約股票交易所(「紐約交易所」)上市的公司，本公司不僅受適用的中國法律法規的約束，包括《中國公司法》、《中國證券法》、《上市公司治理準則》以及《關於在上市公司建立獨立董事制度的指導意見》(「《獨立董事指導意見》」)，還受到香港法律法規的約束，包括《上市規則》、《公司條例》和《香港證券和期貨條例》，同時亦受相應美國聯邦證券法律法規的約束，包括美國《證券交易法(一九三四年)》(含其修訂)和《薩奧法案(二零零二年)》。本公司還須遵守紐約交易所上市規則中適用於非美國公司的有關規定，但可不完全遵從紐約交易所所有有關企業管治的規定。

根據《紐約交易所上市公司手冊》第303A.11款的規定，本公司企業管治的實施與美國公司應遵循的紐約交易所上市規則有關規定的主要差異如下：

《紐約交易所上市公司手冊》第303A.01款要求上市公司董事會大部份成員必須為獨立董事。本公司作為一家中國上市公司，應遵守《獨立董事指導意見》中要求至少三分之一的本公司董事會成員為獨立董事的規定。本公司作為一家香港上市公司，還應遵守《上市規則》中要求本公司的董事會成員中最少有三名獨立董事，並且至少其中一名應具備相應的專業資格或會計或相關財務管理專業知識的規定。本公司目前十名董事中有五名為獨立董事。另外，《獨立董事指導意見》或《上市規則》所規定的獨立性標準也與《紐約交易所上市公司手冊》的規定不同。

Section 303A.03 of the NYSE Listed Company Manual provides that listed companies must schedule regular executive sessions in which non-management directors meet without management participation. The Company is not required, under either the applicable PRC law or the applicable Hong Kong law, to hold such executive sessions.

《紐約交易所上市公司手冊》第303A.03款要求上市公司須定期安排僅非執行董事參加的會議。對此，適用的中國法律和香港法律皆無相應要求。

Section 303A.04 of the NYSE Listed Company Manual provides that listed companies must have a nominating/corporate governance committee composed entirely of independent directors. Currently, the Company does not have a nominating/corporate governance committee. The Company can choose to have one but is not required to have such a committee under either the applicable PRC law or Hong Kong law. Section 303A.04 of the NYSE Listed Company Manual also provides that the nominating/corporate governance committee of a listed company must have a written charter that addresses the committee's purpose and responsibilities, which include, among others, the development and recommendation of corporate governance guidelines to the listed company's board of directors. The Board of the Company is directly responsible for developing the Company's corporate governance guidelines.

《紐約交易所上市公司手冊》第303A.04款要求上市公司必須設立全部由獨立董事組成的提名／企業管治委員會。目前本公司未設立提名／企業管治委員會。本公司可以選擇設立，但依照中國法律或香港法律並不必須設立該委員會。《紐約交易所上市公司手冊》第303A.04款還規定提名／企業管治委員會必須制定其章程，列明委員會的宗旨及職責，包括制定有關企業管治指引並向上市公司董事會推薦等。本公司企業管治指引由本公司董事會直接負責制定。

Section 303A.05 of the NYSE Listed Company Manual provides that listed companies must have a compensation committee composed entirely of independent directors. The remuneration and appraisal committee of the Company is composed of two independent non-executive Directors and one non-executive Director.

《紐約交易所上市公司手冊》第303A.05款要求上市公司必須設立全部由獨立董事組成的薪酬委員會。本公司的薪酬與考核委員會由兩名獨立非執行董事和一名非執行董事組成。

Section 303A.10 of the NYSE Listed Company Manual provides that listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees. As required under the Sarbanes-Oxley Act of 2002, the Company has adopted a code of ethics that is applicable to the Company's Directors, Supervisors, President, Chief Financial Officer and other senior managers.

《紐約交易所上市公司手冊》第303A.10款要求上市公司須制定及披露適用於董事、管理層及所有員工的商業操守及道德準則。本公司已按照《薩奥法案(二零零二年)》的要求制定了適用於本公司董事、監事、總經理、財務總監和其他高級管理人員的職業道德準則。

PRE-EMPTIVE RIGHTS

Under the articles of association of the Company and the PRC laws, no pre-emptive rights exist which require the Company to offer new shares to existing shareholders on a pro rata basis.

優先購股權

根據本公司章程及中華人民共和國法律，並無優先購股權條款要求本公司需按現有股東持股百分比，向現在股東出售新股。

SUFFICIENCY OF PUBLIC FLOAT

Based on information that is publicly available to the Company and within the knowledge of the Directors as at the latest practicable date prior to the issue of this annual report, the Directors believe that the Company has at all times during the year ended 31 December 2007 maintained the relevant applicable minimum percentage of listed securities as prescribed by Rule 8.08 of the Listing Rules.

足夠之公眾持股量

根據於本年報發出前之最後可行日期，本公司可公開所得的資料以及就董事所知悉，董事相信本公司已於截至二零零七年十二月三十一日止年度內之所有時間維持上市規則第8.08條規定的有關適用最低上市證券百分比。

SHAREHOLDINGS OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Names, relevant information of and shares held by the Directors, the Supervisors and members of senior management of the Company during the year and as at 31 December 2007 are as follows:

董事、監事及高級管理人員持股情況

本公司截至二零零七年十二月三十一日董事、監事及高級管理人員姓名、有關資料及持股情況如下：

Name 姓名	Position 職務	Age 年齡	Number of listed A shares of the Company held – personal interest 所持本公司流通A股股數－個人權益	Capacity in which the A shares were held 所持A股身份	Effective date and expiry date of appointment 任期起止日期
Li Fenghua 李豐華	Chairman, Non-executive Director 董事長、非執行董事	58	6,600 (Note1) 6,600(註釋1)	Beneficial Owner 實益擁有人	June 2007-June 2010 2007.6-2010.6
Li Jun 李　軍	Vice Chairman, Non-executive Director 副董事長、非執行董事	55	0	– –	June 2007-June 2010 2007.6-2010.6
Luo Chaogeng 羅朝庚	Non-executive Director 非執行董事	58	6,600 (Note1) 6,600(註釋1)	Beneficial Owner 實益擁有人	June 2007-June 2010 2007.6-2010.6
Cao Jianxiong 曹建雄	Executive Director, President 執行董事、總經理	49	7,656 (Note2) 7,656(註釋2)	Beneficial Owner 實益擁有人	June 2007-June 2010 2007.6-2010.6
Luo Zhuping 羅祝平	Executive Director, Company Secretary 執行董事、公司秘書	55	11,616 (Note3) 11,616(註釋3)	Beneficial Owner 實益擁有人	June 2007-June 2010 2007.6-2010.6
Hu Honggao 胡鴻高	Independent Non-executive Director 獨立非執行董事	54	0	–	June 2007-June 2010 2007.6-2010.6
Peter Lok 樂鞏南	Independent Non-executive Director 獨立非執行董事	71	0	–	June 2007-June 2010 2007.6-2010.6
Wu Baiwang 吳百旺	Independent Non-executive Director 獨立非執行董事	65	0	–	June 2007-June 2010 2007.6-2010.6
Zhou Ruijin 周瑞金	Independent Non-executive Director 獨立非執行董事	69	0	–	June 2007-June 2010 2007.6-2010.6
Xie Rong 謝　榮	Independent Non-executive Director 獨立非執行董事	56	0	–	June 2007-June 2010 2007.6-2010.6

Name 姓名	Position 職務	Age 年齡	Number of listed A shares of the Company held – personal interest 所持本公司流通A股股數－個人權益	Capacity in which the A shares were held 所持A股身份	Effective date and expiry date of appointment 任期起止日期
Liu Jiangbo 劉江波	Chairman of the Supervisory Committee 監事會主席	58	0	–	June 2007-June 2010 2007.6-2010.6
Xu Zhao 徐 昭	Supervisor 監事	39	0	–	June 2007-June 2010 2007.6-2010.6
Wang Taoying 王桃英	Supervisor 監事	55	0	–	June 2007-June 2010 2007.6-2010.6
Yang Jie 楊 潔	Supervisor 監事	38	6,600 (Note1) 6,600(註釋1)	Beneficial Owner 實益擁有人	June 2007-June 2010 2007.6-2010.6
Liu Jiashun 劉家順	Supervisor 監事	51	3,960 (Note4) 3,960(註釋4)	Beneficial Owner 實益擁有人	June 2007-June 2010 2007.6-2010.6
Zhang Jianzhong 張建中	Vice President 副總經理	53	0	–	June 2007-June 2010 2007.6-2010.6
Li Yangmin 李養民	Vice President 副總經理	45	3,960 (Note4) 3,960(註釋4)	Beneficial Owner 實益擁有人	June 2007-June 2010 2007.6-2010.6
Fan Ru 樊 儒	Vice President 副總經理	59	3,696 (Note5) 3,696(註釋5)	Beneficial Owner 實益擁有人	June 2007-June 2010 2007.6-2010.6
Luo Weide 羅偉德	Chief Financial Officer 財務總監	52	3,960 (Note4) 3,960(註釋4)	Beneficial Owner 實益擁有人	June 2007-June 2010 2007.6-2010.6

Note 1: representing approximately 0.0002% of the Company's total issued listed A shares as at 31 December 2007

Note 2: representing approximately 0.000232% of the Company's total issued listed A shares as at 31 December 2007

Note 3: representing approximately 0.000352% of the Company's total issued listed A shares as at 31 December 2007

Note 4: representing approximately 0.00012% of the Company's total issued listed A shares as at 31 December 2007

Note 5: representing approximately 0.000112% of the Company's total issued listed A shares as at 31 December 2007

註釋1： 佔本公司於二零零七年十二月三十一日已發行流通A股總數約0.0002%

註釋2： 佔本公司於二零零七年十二月三十一日已發行流通A股總數約0.000232%

註釋3： 佔本公司於二零零七年十二月三十一日已發行流通A股總數約0.000352%

註釋4： 佔本公司於二零零七年十二月三十一日已發行流通A股總數約0.00012%

註釋5： 佔本公司於二零零七年十二月三十一日已發行流通A股總數約0.000112%

As at the date of this report, brief biographical details in respect of each of the Directors, Supervisors and senior management officers of the Company are as follows:

截至本報告日期，本公司董事、監事及高級管理人員簡歷如下：

Mr. Li Fenghua is the incumbent Chairman of the Board of the Company, and also the president and deputy party secretary of CEA Holding. Mr. Li joined the civil aviation industry in 1968 and was deputy head, and subsequently became head, of the 26th Fleet of the CAAC from 1987 to 1992. From 1992 to 1996, Mr. Li served as vice president, and then became president, of the Hubei Branch of China Southern Airlines (Group). Since 1996, he became vice president of China Southern Airlines Company Limited and vice president of China Southern Airlines (Group). In 2000, Mr. Li became party secretary and vice president of China Southern Airlines Company Limited. From October 2002 to September 2004, he served as the president of the Company and vice president of CEA Holding. In September 2004, he became president and deputy party secretary of CEA Holding. Mr. Li graduated from the China Civil Aviation Senior Aviation School and holds the title of First Class Pilot.

李豐華先生為公司現任董事長、東航集團總裁、黨組副書記。李先生於一九六八年加入民航業。一九八七年至一九九二年任民航第二十六飛行大隊副大隊長、大隊長，一九九二年至一九九六年任中國南方航空(集團)公司湖北分公司副總經理、總經理，一九九六年起任中國南方航空股份有限公司副總經理、南方航空(集團)副總裁，二零零零年起任中國南方航空股份有限公司黨委書記、副總經理，二零零二年十月至二零零四年九月任本公司總經理，東航集團副總裁，二零零四年九月起任東航集團總裁、黨組副書記。李先生畢業於民航高級航校，具有一級飛行員職稱。

Mr. Li Jun is currently the Vice Chairman of the Board of the Company and the party secretary of CEA Holding. Mr. Li joined the civil aviation industry in 1972. Since 1977, Mr. Li served as officer in the Political Department and office secretary of CAAC. Mr. Li served as person-in-charge of Policy Research Department in the Civil Aviation Bureau in 1984, deputy director of Policy Research Department in the Civil Aviation Bureau in 1986, deputy manager of Planning Department in CAAC in 1989, manager of Planning Department in CAAC in 1994, director of the General Office in CAAC in 1996, manager of Personnel Education Department in CAAC in 2000, and deputy head and party committee member of CAAC in 2001. Since 2006, Mr. Li has served as party secretary of CEA holding. Mr. Li graduated from the Party School of the Central Committee of the C.P.C. and holds a bachelor degree of Economic Management and is a qualified Economist.

李軍先生為公司現任副董事長、東航集團黨組書記。李軍先生於一九七二年加入民航業。一九七七年起，先後任民航總局政治部幹事，民航總局辦公室秘書，一九八四年任民航局辦公室政策研究室負責人，一九八六年任民航局辦公室政策研究室副主任，一九八九年任民航總局計畫司副司長，一九九四年任民航總局計畫司司長，一九九六年任民航總局辦公廳主任，二零零零年任民航總局人事教育司司長，二零零一年任民航總局副局長、黨委委員，二零零六年至今中國東方航空集團公司黨組書記。李先生畢業於中央黨校經濟管理專業，具有大學本科學歷，經濟師資格。

Mr. Luo Chaogeng is currently an Executive Director of the Company. Mr. Luo joined the civil aviation industry in 1970. Mr. Luo was a flight mechanic of the instructing team of the Lanzhou Civil Aviation Administration Bureau from August 1970 to August 1972. From August 1972 to March 1989, he was the flight mechanic and vice instructor of the 8th Civil Aviation Flight Team. From March 1989 to August 1994, he was the deputy commissar, commissar and party secretary of the Xi'an Flight Team of China Northwest Airlines. From August 1994 to October 1996, he was the party secretary of the aircraft maintenance plant of China Northwest Airlines. From October 1996 to March 1997, he was the party secretary and deputy general manager of the aircraft maintenance base of China Northwest Airlines. From March 1997 to December 2000, he was the deputy director of the Civil Aviation Administration Bureau of China Northwest Airlines. From December 2000 to November 2001, Mr. Luo was the general manager of Yunnan Airlines and the director and deputy party secretary of Civil Aviation Administration Bureau of Yunnan. From November 2001 to September 2002, he was the general manager and deputy party secretary of Yunnan Airlines. From September 2002 to present, he has been the party constitution member and vice president of CEA Holding. From September 2002 to September 2004, he has also been serving concurrently as the general manager of Yunnan Airlines of CEA Holding. From September 2004 to the present, he has been the party constitution member and vice president of China Eastern Air Holding Company, and from September 2004 to October 2006 was President and deputy party secretary of China Eastern Airlines Corporation Limited. From September 1998 to June 2001, Mr. Luo attended the postgraduate course in economics and management for incumbent leading cadres of Shaanxi Province at the Central Party School. Mr. Luo has first class competency in flight mechanics.

羅朝庚先生為公司現任執行董事。羅先生於一九七零年加入民航業。羅先生於一九七零年八月至一九七二年八月任民航蘭州管理局教導隊飛行機械員；一九七二年八月至一九八九年三月任民航第八飛行大隊飛行機械員、副教導員；一九八九年三月至一九九四年八月任中國西北航空公司西安飛行大隊副政委、政委、黨委書記。羅先生於一九九四年八月至一九九六年十月任中國西北航空公司飛機維修廠黨委書記；一九九六年十月至一九九七年三月任中國西北航空公司飛機維修基地黨委書記、副總經理；一九九七年三月至二零零零年十二月任民航西北管理局副局長。羅先生於二零零零年十二月至二零零一年十一月任雲南航空公司總經理、民航雲南省管理局局長、黨委副書記；二零零一年十一月至二零零二年九月任雲南航空公司總經理、黨委副書記；二零零二年九月至今任東航集團黨組成員、副總裁，二零零二年九月至二零零四年九月兼任中國東方航空雲南公司總經理；二零零四年九月至今任中國東方航空集團公司黨組成員、副總裁，二零零四年九月至二零零六年十月任中國東方航空股份有限公司總經理、黨委副書記。羅朝庚先生於一九九八年九月至二零零一年六月曾在中央黨校陝西省在職領導幹部研究生班經濟管理專業學習，羅先生具有一級飛行機械員職稱。

Mr. Cao Jianxiong is the Company's president and is currently an Executive Director. Mr. Cao joined the civil aviation industry in 1982. From 1992, he served as president of Shanghai Eastern Airlines Development Company and in 1994 he became president of Eastern Airlines Futures Brokerage Company. In early 1996 he served as assistant president of the Company. From 1997, he served as vice president and chief financial officer of the Company. Since December 1999, he has served as vice president of CEA Group. Since October 2002, he served as vice president of CEA Holding, and he also was the party secretary of China Eastern Air Northwest Company from December 2002 to September 2004. Since October 2006, he has served as president of the Company. Mr. Cao graduated from the Civil Aviation Management Institute with a major in labour economics. Mr. Cao also received a master degree in global economics from Eastern China Normal University's Department of International Finance. Mr. Cao holds the title of Senior Economist.

曹建雄先生為公司總經理，現任執行董事。曹先生於一九八二年加入民航業，一九九二年起任上海東方航空發展公司總經理，一九九四年起任東方航空期貨經紀公司總經理，一九九六年初任本公司總經理助理，一九九七年起任本公司副總經理、財務總監，一九九九年十二月份起任東方航空集團公司副總裁，二零零二年十月起任東航集團副總裁，二零零二年十二月至二零零四年九月兼任中國東方航空西北公司黨委書記，二零零六年十月起任本公司總經理。曹先生畢業於民航管理幹部學院勞動經濟專業和華東師範大學國際金融系世界經濟專業，並獲得經濟學碩士學位。曹先生具有高級經濟師職稱。

Mr. Luo Zhuping is an Executive Director of the Company, the Company Secretary and the head of the secretariat of the Board of the Company. Mr. Luo joined CEA in 1988. He was deputy chief and then chief of the enterprise management department of China Eastern Airlines from 1992 to 1997. He was deputy head of the share system office from 1993 to 1996. In 1997, he became the secretary of the Board of the Company and the head of the secretariat of the board of China Eastern Airlines Corporation Limited. He became a Director of the Company in June 2004. Mr. Luo graduated from the Faculty of Philosophy and the Faculty of Law of Anhui University in 1979 and 1985, respectively. In 1994, Mr. Luo received a Master degree from the Economics Department of Eastern China Normal University, majoring in global economics. In 1998, he participated in the training programme for senior managers of large state-owned enterprises organised in the U.S.A. by the State Economic and Trade Commission and Morgan Stanley.

羅祝平先生現任公司執行董事、公司秘書、本公司董事會秘書室主任。羅先生於一九八八年加入東航。一九九二年至一九九七年歷任中國東方航空公司企業管理處副處長、處長，一九九三年至一九九六年任股份制辦公室副主任，一九九七年起任中國東方航空股份有限公司董事會秘書、董事會秘書室主任，二零零四年六月當選公司董事。羅先生一九七九年畢業於安徽大學哲學系，一九八五年畢業於安徽大學法學專業，一九九四年獲得華東師範大學經濟學世界經濟專業碩士研究生學歷，一九九八年參加國家經濟貿易委員會與摩根士丹利公司在美國舉辦的國家大型企業高級管理人員培訓班。

Mr. Hu Honggao was appointed as an Independent Non-Executive Director of the Company in 1996. He is currently the deputy dean of the School of Law, the director and professor of the Civil and Commercial Law Research Centre, and a tutor to doctoral students majoring in civil and commercial law at Fudan University. He is also a senior lawyer at the Shanghai Shen Yang Law Office. Mr. Hu is a managing director of China Commercial Law Research Society, a managing director of China Economic Law Research Society (中國經濟法研究會常務理事), a member of the Legislative Consultation Committee of the Shanghai Municipal Government, a member of the Legislative Profession Consultation Committee of the Shanghai Standing Committee of the People's Congress (上海市人大常委會立法專家諮委會委員), vice chairman of the Shanghai Economic Law Research Society and an arbitrator of the Shanghai Arbitration Committee.

胡鴻高先生於一九九六年獲委任為公司獨立非執行董事。胡先生現任復旦大學法學院副院長兼復旦大學民商法研究中心主任、教授，復旦大學民商法專業博士生導師。胡先生在上海申陽律師事務所兼任資深高級律師。胡先生亦為中國商法學研究會常務理事、中國經濟法研究會常務理事、上海市政府立法諮詢委員會成員、上海市人大常委會立法專家諮委會委員、上海市經濟法研究會副會長、上海仲裁委員會仲裁員。

Mr. Peter Lok was appointed as an Independent Non-executive Director of the Company in 1998. Mr. Lok went to the College of Air Traffic Control in England for further studies after joining the Hong Kong Civil Aviation Department in December 1956. He studied air transport, air accident investigation and administration and management of civil aviation in England from 1968 to 1973. In 1982, he became assistant director of the Hong Kong Civil Aviation Department. From 1985, during his time in office at the air services division of the Hong Kong Civil Aviation Department, he participated in negotiations with various countries regarding air traffic rights. He became deputy director in 1988, and subsequently became director in 1990 of the Hong Kong Civil Aviation Department. Mr. Lok retired in 1996 and has served as a consultant at the Flights Standards Department of the CAAC. Mr. Lok is the first Chinese director of the Hong Kong Civil Aviation Department and was at one time an instructor at the College of Air Traffic Control of Hong Kong.

樂鞏南先生於一九九八年獲委任為公司獨立非執行董事。樂先生一九五六年十二月加入香港民航處後前往英國航空管制學院航空管制專業深造。一九六八年至一九七三年前往英國學習航空運輸、航空意外調查及民航行政管理，一九八二年任香港民航處助理處長，一九八五年起在香港民航處航班事務分處任職，期間曾參與與多國的航權商談。一九八八年起任香港民航處副處長，一九九零年任香港民航處處長，一九九六年退休。樂先生曾任中國民航總局飛行標準司顧問。樂先生是香港首任華人民航處長，曾為香港民航航管學院導師。

Mr. Wu Baiwang was appointed as an Independent Non-executive Director of the Company in 1998. Mr. Wu joined the civil aviation industry in 1959 and was deputy fleet leader and subsequently became fleet leader of the 12th Fleet of the CAAC from 1976 to 1984. From 1984 to 1992, Mr. Wu was deputy head and subsequently became head of the CAAC Jilin Bureau. From 1992 to 1995, Mr. Wu was the head and party secretary of the CAAC North-eastern Bureau. From September 1995 to 1998, he became president of China General Aviation Corporation. He was the party secretary and vice president of Guangzhou Baiyun International Airport Group Company and the chairman of the board of directors of Guangzhou Baiyun International Airport Company Limited from 1998 to September 2003. Mr. Wu graduated from Chinese Civil Aviation School in 1965 and holds the title of First Class Pilot.

吳百旺先生於一九九八年獲委任為公司非執行獨立董事。吳先生一九五九年加入民航業，一九七六年至一九八四年任民航第十二飛行大隊副大隊長、大隊長。一九八四年至一九九二年任民航吉林省局副局長、局長，一九九二年至一九九五年任民航東北管理局局長、黨委書記，一九九五年九月至一九九八年任中國通用航空公司總經理，一九九八年至二零零三年九月任廣州白雲國際機場集團公司黨委書記、副總裁，廣州白雲國際機場股份有限公司董事長。吳先生一九六五年畢業於民航飛行學院，具有一級飛行員職稱。

Mr. Zhou Ruijin was appointed as an Independent Non-executive director of the Company in 2000. Mr. Zhou was deputy editor-in-chief and the East China regional director of the People's Daily. From 1988 to 1993 Mr. Zhou was the party secretary and deputy editor-in-chief of the Liberation Daily. From April 1993 to 1996 he was deputy editor-in-chief of the People's Daily and from 1996 to 2000 he was deputy editor-in-chief and the East China regional director of the People's Daily. After retired, he became Vice chairman of the China Productivity Council and chairman of the Shanghai Productivity Council. Mr. Zhou graduated from the journalism department of Fudan University in 1962.

周瑞金先生於二零零零年獲委任為公司獨立非執行董事。周先生為《人民日報》原副總編輯、華東分社社長。周先生於一九八八年至一九九三年任《解放日報》黨委書記、副總編輯，一九九三年四月至一九九六年任《人民日報》副總編輯，一九九六年至二零零零年任《人民日報》副總編輯、華東分社社長，退休後任中國生產力學會副會長、上海生產力學會會長。周先生於一九六二年畢業於復旦大學新聞系。

Mr. Xie Rong was appointed as an Independent Non-executive Director of the Company in 2003. Mr. Xie is the deputy head of Shanghai National Accounting Institute and a certified accountant in the PRC. He taught at the faculty of accounting of Shanghai University of Finance and Economics from December 1985 to March 1997, and had been an assistant professor, a professor, a doctorate-tutor and the deputy dean of the faculty. Mr. Xie was a partner of KPMG Huazhen from December 1997 to October 2002, and has, since October 2002, been the deputy head of Shanghai National Accounting Institute. Mr. Xie graduated from Shanghai University of Finance and Economics and has a doctorate degree in Economics.

謝榮先生於二零零三年獲委任為公司獨立非執行董事。謝先生現任上海國家會計學院副院長，具有中國註冊會計師資格。謝先生一九八五年十二月至一九九七年三月任教於上海財經大學會計系，曾任副教授、教授、博士生導師和會計學系副主任。一九九七年十二月至二零零二年十月，任畢馬威華振會計師事務所合夥人。二零零二年十月起任上海國家會計學院副院長。謝先生畢業於上海財經大學，獲得經濟學博士學位。

Ms. Liu Jiangbo is currently the chairman of the supervisory committee of the Company (the "Supervisory Committee"), and a party member, vice president, and the head of disciplinary inspection group of CEA holding. Ms. Liu Jiangbo joined the civil aviation industry in 1979. Since then, Ms. Liu had been an officer in the Beijing Administrative Bureau of Civil Aviation of China and the deputy secretary of the committee of C.P.C. of the transportation business division. Ms. Liu served as secretary of the committee of the Communist Youth League of the National Civil Aviation in 1985, deputy director of the personnel department of the Traffic Control Bureau of the Aviation of China in 1987, supervisor to the Civil Aviation Administration of China appointed by the Supervisory Bureau of China in 1990, deputy director of the transportation division of CAAC in 1994, secretary of the committee of C.P.C. and vice president of Yunnan Airlines Corporation Limited in 2000, and the party member, vice president and head of the disciplinary examination committee of CEA holding in 2002. Ms. Liu graduated from the Graduate School of Chinese Academy of Social Sciences, majoring in business management of industrial economics, having the qualification of post-graduate and senior political work instructor.

劉江波女士為公司現任監事會(「監事會」)主席，東航集團黨組成員、副總裁、紀檢組長。劉江波女士於一九七九年加入民航業。一九七九年起，先後任民航北京管理局科員，運輸業務處黨委副書記，一九八五年任全國民航團委書記，一九八七年任國家空中交通管制局人事司副司長，一九九零年任國家監察部派民航局監察局專員，一九九四年任民航總局運輸司副司長，二零零零年任雲南航空公司黨委書記、副總經理，二零零二年任中國東方航空集團公司黨組成員、副總裁、紀檢組長。劉女士畢業於中國社會科學院研究生院工業經濟系企業管理專業，具有研究生學歷，高級政工師資格。

Mr. Xu Zhao is currently a Supervisor of the Company, and the chief accountant of CEA holding. Mr. Xu joined the civil aviation industry in 2007. Mr. Xu served as engineer and accountant in Dongfeng Motor Group Company Limited in 1991 and 1997 respectively, Mr. Xu joined Shanghai Yanhua High Technology Limited Company as a manager in finance department in 2000, and joined Shaanxi Heavy Duty Automobile Co. Limited as a chief financial officer in 2002. Since January 2007, Mr. Xu has served as the chief accountant in CEA holding. Mr. Xu graduated from Chongxing University, majoring in moulding, and The Chinese University of Hong Kong, majoring in accounting, and holds a master degree. Mr. Xu is qualified as an engineer and an accountant, and is a certified public accountant in the PRC.

徐昭先生為公司現任監事，東航集團總會計師。徐昭先生於二零零七年加入民航業。一九九一年任東風汽車公司工程師，一九九七年任東風汽車公司會計師，二零零零年任上海延華高科技有限公司財務部經理，二零零二年任陝西重型汽車有限公司財務總監，二零零七年一月起任中國東方航空集團公司總會計師。徐先生畢業於重慶大學鑄造專業和香港中文大學會計專業，並獲得碩士學位。徐先生具有工程師和會計師職稱，中國註冊會計師資格。

Ms. Wang Taoying, is currently a Supervisor, the assistant to the president, and the general manager of the auditing department of the Company. Ms. Wang joined the civil aviation industry in 1972, was the deputy director of the supervisory and auditing department and the deputy manager of the disciplinary committee office of China Eastern Airlines Company from March 1993 to August 1995. Ms. Wang was the head of the auditing department of China Eastern Airlines Company from August 1995 to March 1997, the supervisor in the first session of the Supervisory Committee from January 1995 to March 1998, the cabin service manager of the Company from March 1997 to April 1999, and the deputy general manager of security department in Pudong, Shanghai of the Company taking charge of the servicing safety in the production procedure from April 1999 to August 2000. Ms. Wang also acted as chief officer of the auditing department of the Company from August 2000 to August 2004. From August 2004 to August 2006, she served as the general manager of the auditing department of the Company and has been the assistant to the president of the Company and the general manager of the auditing department since August 2006. Ms. Wang graduated from the Shanghai Second Polytechnic University, majoring in sociopolitics, and holds a Master of Business Administration degree from the Open University of Macau.

Ms. Yang Jie is currently a Supervisor. Ms. Yang joined the civil aviation industry in 1992. From 1996 to 1998 she was the electronic technology supervisor of the technology office and Communist Youth League secretary of the overhaul department at the aircraft maintenance base of the Company. From 1998 to September 2000 she was Communist Youth League deputy secretary of the aircraft maintenance base of the Company. She was the deputy secretary of the Company's Communist Youth League from September 2000 to July 2002, and the secretary of the Company's Communist Youth League from August 2002 to January 2003. Since January 2003, she has been the secretary of the Communist Youth League of CEA Holding, as well as the secretary of the Communist Youth League of the Company. Ms. Yang graduated with a major in aviation electronics from the China Civil Aviation Academy and a major in Business Administration from Sunny Management Academy(旭日管理學院工商管理) at Donghua University and she received a master degree in Business Administration. She is also a qualified engineer.

王桃英女士為公司現任監事，公司總經理助理兼審計部總經理。王女士於一九七二年加入民航業，一九九三年三月至一九九五年八月任中國東方航空公司監察審計處副處長、紀委辦公室副主任，主持工作，一九九五年八月至一九九七年三月任中國東方航空公司審計處處長，一九九五年一月至一九九八年三月，曾任中國東方航空股份有限公司第一屆監事會監事，一九九七年三月至一九九九年四月任中國東方航空股份有限公司客艙服務部經理，一九九九年四月至二零零零年八月任中國東方航空股份有限公司上海浦東保障部副總經理，主管安全生產運行服務工作，二零零零年八月至二零零四年八月任中國東方航空股份有限公司審計室主任，二零零四年八月至二零零六年八月任中國東方航空股份有限公司審計部總經理，二零零六年八月至今任中國東方航空股份有限公司總經理助理兼審計部總經理。王女士畢業於上海第二工業大學社科學政工專業，並擁有澳門公開大學工商管理學碩士學位。

楊潔女士為公司現任監事。楊女士於一九九二年加入民航業，一九九六年至一九九八年任中國東方航空股份有限公司飛機維修基地大修部技術室電子技術主管、大修部團委書記，一九九八年至二零零零年九月任中國東方航空股份有限公司飛機維修基地團委副書記，二零零零年九月至二零零二年七月任中國東方航空股份有限公司團委副書記，二零零二年八月至二零零三年一月任中國東方航空股份有限公司團委書記，二零零三年一月至今任東航集團團委書記兼任本公司團委書記。楊女士畢業於中國民航學院航空電子專業和東華大學旭日管理學院工商管理專業，獲工商管理碩士學位，具有工程師資格。

Mr. Liu Jiashun has been a Supervisor of the Company since 2000. From 1993 to 1999 Mr. Liu was party secretary, deputy president and secretary of the disciplinary committee of China Aviation Fuel Hainan Company, as well as chairman of the board and president of Hainan Nanyang Air Transport Co., Ltd. From 1997 to 1999 he was also the chief director in charge of fuel supply engineering at Haikou's Meilan Airport and served as a director of Meilan Airport Co., Ltd. and the vice chairman of the board and president of 美亞實業有限公司. From 1999 to 2007 he was deputy party secretary, and subsequently the secretary of the disciplinary committee of China Aviation Fuel East China Company and he has been the general manager of 上海浦航石油有限公司 since 2006. Mr. Liu received post-graduate education and is qualified as a senior political work instructor.

Mr. Zhang Jianzhong is a vice president of the Company. Mr. Zhang joined the civil aviation industry in 1982. From April 1982 to December 1987, he was an assistant of the CAAC Shanghai Planning Bureau. From December 1987 to April 1990, he was the deputy director of the planning department of Shanghai Hongqiao International Airport. From April 1990 to January 1996, he was the director of the planning department of China Eastern Airlines. From January 1996 to April 1999, he was the manager of the sales and marketing department of the Company. From April 1999 to April 2003, he was the assistant to the president of the Company. From September 2000 to December 2001, he served concurrently as the director of the office of strategic study of the Company. From December 2001 to May 2003, he served concurrently as the general manager of the computer information centre of the Company. From April 2003 to June 2004, he was the chief economist of the Company. From May 2003 to June 2004, he served concurrently as the general manager of the sales and marketing department of the Company. From June 2004 to the present, he has been a vice president of the Company. Mr. Zhang graduated from the Faculty of Mechanical Engineering of Zhejiang University and also the Economics and Management of Fudan University from which he obtained a master degree.

劉家順先生二零零零年至今任本公司監事。劉先生於一九九三年至一九九九年擔任中國航空油料海南公司黨委書記、副總經理、紀委書記，同時擔任海南南洋航空運輸有限公司董事長、總經理，一九九七年至一九九九年還同時擔任海口美蘭機場供油工程總指揮長、美蘭機場有限責任公司董事和美亞實業有限公司副董事長、總經理，一九九九年至二零零七年任中國航空油料華東公司黨委副書記兼紀委書記，二零零六年至今任上海浦航石油有限公司總經理。劉先生具有研究生學歷，高級政工師資格。

張建中先生為公司副總經理。張先生於一九八二年加入民航業。一九八二年四月至一九八七年十二月任民航上海管理局計劃處助理員；一九八七年十二月至一九九零年四月任上海虹橋國際機場計劃處副處長。一九九零年四月至一九九六年一月任東方航空公司計劃處處長。一九九六年一月至一九九九年四月任本公司市場經營部經理。一九九九年四月至二零零三年四月任本公司總經理助理，二零零零年九月至二零零一年十二月兼任公司戰略研究室主任、二零零一年十二月至二零零三年五月兼任公司電腦資訊中心總經理。二零零三年四月至二零零四年六月任本公司總經濟師，二零零三年五月至二零零四年六月兼任本公司市場營銷部總經理。二零零四年六月至今任本公司副總經理。張先生畢業於浙江大學機械系和復旦大學經濟管理專業，並獲得碩士學位。

Mr. Li Yangmin is a vice president of the Company. Mr. Li joined the civil aviation industry in 1985. From July 1985 to October 1996, he was the Deputy Head of the aircraft maintenance workshop (飛機維修廠車間), Head of technology office and secretary of the workshop branch of Northwest Company (西北航空公司). From October 1996 to June 2002, he was the deputy general manager of the aircraft maintenance base and the manager of air route department (航線部) of Northwest Company (西北航空公司). From June 2002 to March 2004, he was the general manager of the aircraft maintenance base of China Eastern Air Northwest Company. From March 2004 to October 2005, he was the Vice President and a member of the standing committee to the party committee of China Eastern Air Northwest Company. Since October 2005, he has been Deputy General Manager of the Company. Mr. Li is a university graduate from China Civil Aviation Academy. He is a qualified senior engineer.

李養民先生為公司副總經理。李先生於一九八五年加入民航業。一九八五年七月至一九九六年十月任西北航空公司飛機維修廠車間副主任、技術室主任、車間支部書記等；一九九六年十月至二零零二年六月任西北航空公司飛機維修基地副總經理兼航線部經理；二零零二年六月至二零零四年三月任中國東方航空西北公司飛機維修基地總經理；二零零四年三月至二零零五年十月任中國東方航空西北公司副總經理、黨委常委。二零零五年十月起任本公司副總經理。李先生具有大學學歷，業於中國民航學院，具有高級工程師資格。

Mr. Fan Ru is the Company's vice president. Mr. Fan started his civil aviation career in 1966. He was a deputy fleet leader of China Eastern Airlines' Shanghai Fleet since 1988 and was the head of aviation technology management office of China Eastern Airlines since 1995. He was appointed as the deputy chief pilot and the head of aviation technology management office of the Company since 1997. He was the chief pilot of the Company from 1999 to November 2006, and was appointed as the vice president of the Company since November 2006. Mr. Fan graduated from Advanced Aviation School for professional flying. He has received tertiary education and has obtained first class technical qualifications for pilots.

樊儒先生為公司副總經理。樊先生於一九六六年加入民航業。一九八八年起任東方航空公司上海飛行大隊副大隊長，一九九五年起任東方航空公司飛行技術管理處處長，一九九七年起任本公司副總飛行師兼飛行技術管理處處長，一九九九年至二零零六年十一月任本公司總飛行師，二零零六年十一月起任本公司副總經理。樊先生畢業於民航高級航校飛機駕駛專業，大專學歷，樊先生具有一級飛行員專業技術資格。

Mr. Luo Weide is the Company's chief financial officer. In 1976 Mr. Luo began his military service at the Air Force in Liuan Airport. From 1979 to 1991 he successively served as department head and deputy head of the Putuo branch of the Shanghai Municipal Tax Bureau. From 1991 to 1993 he concurrently served as head of the finance bureau and the state asset bureau of Putuo District, Shanghai. From 1993 to 1998 he successively served as deputy chief accountant, chief accountant and executive deputy president of Shanghai Jinqiao (Group) Co., Ltd. From 1998 to 2000, he was vice president of Shanghai Pudong Development (Group) Co., Ltd. and chairman of the board and president of Pudong Finance Company. Since 2000 he has been chief financial officer of the Company. Mr. Luo graduated from the Sino-European International Business School in 1999 with a Master's degree in business administration. He holds the titles of Senior Accountant and Senior Economist.

羅偉德先生為公司財務總監。羅先生於一九七六年加入空軍航空兵六安機場服役，一九七九年至一九九一年歷任上海市税務局普陀分局科長、副局長，一九九一年至一九九三年任上海市普陀區財政局局長兼國資局局長，一九九三年至一九九八年歷任上海金橋(集團)有限公司副總會計師、總會計師、常務副總經理，一九九八年至二零零零年任上海浦東發展(集團)有限公司副總裁、浦東財務公司董事長兼總經理，二零零零年起任中國東方航空股份有限公司財務總監。羅先生一九九九年畢業於中歐國際工商學院，獲工商管理碩士學位，具有高級會計師、高級經濟師職稱。

Each of the independent non-executive Directors has issued a confirmation in respect of the factors set out in Rule 3.13 of the Listing Rules concerning his independence pursuant to Rule 3.15 of the Listing Rules. The Company considers all of the independent non-executive Directors to be independent.

根據上市規則第3.15條，獨立非執行董事已根據上市規則第3.13條所載有關獨立性的規定出具確認函。本公司認為各獨立非執行董事均具有獨立性。

CHANGES IN THE MEMBERS OF THE BOARD OF DIRECTORS AND MANAGEMENT PERSONNEL

(1) On the 2006 annual general meeting held on 29 June 2007, the shareholders of the Company approved the termination of office as a whole for the fourth session of the Board of the Company, and approved the appointment of Mr. Li Fenghua, Mr. Li Jun, Mr. Luo Chaogeng, Mr. Cao Jianxiong, Mr. Luo Zhuping, Mr. Hu Honggao, Mr. Peter Lok, Mr. Wu Baiwang, Mr. Zhou Ruijin and Mr. Xie Rong as directors to the fifth session of the Board of the Company.

(2) On the 2006 annual general meeting held on 29 June 2007, the shareholders of the Company approved the termination of office as a whole for the fourth session of the Supervisory Committee, and approved the appointment of Mr. Liu Jiashun, Ms. Liu Jiangbo and Mr. Xu Zhao as supervisors nominated by shareholders to the fifth session of the Supervisory Committee. Pursuant to an employees' representatives meeting of the Company, Ms. Wang Taoying and Ms. Yang Jie were nominated as supervisors by the employees of the Company with effect from 29 June 2007.

(3) On 29 June 2007, the fifth session of the Board of the Company held the first meeting for 2007 and elected Mr. Li Fenghua as the Chairman of the Board of the Company and Mr. Li Jun as the Vice Chairman of the Board of the Company, and that Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Ruijin were appointed as the members of the Audit Committee and Mr. Xie Rong as the chairman of the Audit Committee, and that Mr. Wu Baiwang, Mr. Luo Chaogeng and Mr. Luo Zhuping were appointed as the members of the planning and development committee of the Company (the "Planning and Development Committee") and Mr. Wu Baiwang as the chairman of the Planning and Development Committee, and that Mr. Zhou Ruijin, Mr. Luo Chaogeng and Mr. Wu Baiwang were appointed as the remuneration and assessment committee of the Company (the "Remuneration and Assessment Committee"), and Mr. Zhou Ruijin as the chairman of the Remuneration and Assessment Committee, and that based on the nomination by the Chairman of the Board of the Company, Mr. Cao Jianxiong was appointed as the President of the Company, and that based on the nomination by the President of the Company, Mr. Zhang Jianzhong, Mr. Li Yangmin and Mr. Fan Ru were appointed as the Vice Presidents of the Company and Mr. Luo Weide as the Chief Financial Officer of the Company, and that based on the nomination by the Chairman of the Board of the Company, Mr. Luo Zhuping was appointed as the secretary to the Board of the Company.

董事會和管理層人事變動情況

(1) 於二零零七年六月二十九日舉行的二零零六年股東週年大會，本公司股東批准終止本公司第四屆董事會全體董事的職務；批准李豐華先生、李軍先生、羅朝庚先生、曹建雄先生、羅祝平先生、胡鴻高先生、樂鞏南先生、吳百旺先生、周瑞金先生和謝榮先生獲委任加入本公司第五屆董事會。

(2) 於二零零七年六月二十九日舉行的二零零六年股東週年大會，本公司股東批准終止第四屆監事會全體監事的職務；批准劉家順先生、劉江波女士和徐昭先生由股東提名獲委任之監事加入第五屆監事會；王桃英女士和楊潔女士獲本公司職工代表大會委任為監事，於二零零七年六月二十九日生效。

(3) 二零零七年六月二十九日，本公司第五屆董事會二零零七年第一次會議，同意聘任李豐華先生為本公司董事長和李軍先生擔任本公司副董事長；同意由謝榮先生、胡鴻高先生和周瑞金先生組成本公司審核委員會，謝榮先生擔任審核委員會主席；同意由吳百旺先生、羅朝庚先生和羅祝平先生組成本公司規劃發展委員會(「規劃發展委員會」)，吳百旺先生擔任規劃發展委員會主席；同意由周瑞金先生、羅朝庚先生和吳百旺先生組成本公司薪酬與考核委員會(「薪酬與考核委員會」)，周瑞金先生擔任薪酬與考核委員會主席；同意根據本公司董事長的提名，聘任曹建雄先生為本公司總經理；同意根據本公司總經理的提名，聘任張建中先生、李養民先生、樊儒先生為本公司副總經理，聘任羅偉德先生為本公司財務總監；同意根據董事長的提名，聘任羅祝平先生為本公司董事會秘書。

(4) On 29 June 2007, the fifth session of the Supervisory Committee held the first meeting for 2007 and elected Ms. Liu Jiangbo as the chairman of the supervisory committee of the Company.

SHAREHOLDINGS OF DIRECTORS, CHIEF EXECUTIVE, SUPERVISORS AND SENIOR MANAGEMENT

Save as disclosed above, as at 31 December 2007, none of the Directors, chief executives, Supervisors or members of the Company's senior management and their respective associates had any other interest or short position in the shares, underlying shares and/or debentures (as the case may be) of the Company and/or any of its associated corporations (within the meaning of Part XV of the SFO) which was required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the provisions of Divisions 7 and 8 of Part XV of the SFO (including any interest or short position which any of such Directors, chief executives, Supervisors or members of the Company's senior management and their respective associates were taken or deemed to have under such provisions of the SFO) and as recorded in the register required to be kept by the Company pursuant to section 352 of the SFO, or which was otherwise required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 to the Listing Rules (which shall be deemed to apply to the Supervisors to the same extent as it applied to the Directors).

In 2007 and as at 31 December 2007, none of the Directors, chief executives, Supervisors, senior management of the Company and/or any of their spouses or children under the age of eighteen were granted any right, and the Company had not made any arrangement enabling any of them, to subscribe for share capital or debt securities of the Company.

SERVICE CONTRACTS OF DIRECTORS AND SUPERVISORS

No Director or Supervisor has entered into any service contract with the Company which is not terminable by the Company within one year without payment of compensation (other than statutory compensation).

INTERESTS OF DIRECTORS AND SUPERVISORS IN CONTRACTS

None of the Directors or Supervisors had a material interest directly or indirectly in any contract of significance to which the Company or any of its subsidiaries was a party during the year (the term 'contract of significance' having the meaning ascribed thereto in paragraph 15 of Appendix 16 to the Listing Rules).

(4) 二零零七年六月二十九日，本公司第五屆監事會二零零七年第一次會議，同意選舉劉江波女士為本公司監事會主席。

董事、行政總裁、監事和高級管理人員持股情況

除以上所披露之董事、行政總裁、監事和高級管理人員持股情況之外，於二零零七年十二月三十一日，本公司董事、行政總裁、監事及高級管理人員及彼等各自之聯繫人概無於本公司及／或其任何相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份及／或債券證(視乎情況而定)持有根據證券及期貨條例第XV部第7及8分部須向本公司及香港聯交所披露、並於根據證券及期貨條例第352條須予存置的登記冊中所記錄的權益或淡倉(包括本公司董事、行政總裁、監事及高級管理人員及彼等各自之聯繫人根據證券及期貨條例有關規定被假設或視為持有的權益或淡倉)，或根據上市規則附錄十《上市公司董事進行證券交易的標準守則》(「標準守則」)(對監事的應用範圍被視為與董事相同)須向本公司及香港聯交所披露的權益或淡倉。

在二零零七年度內及截至二零零七年十二月三十一日止，本公司並無授予或訂立任何安排，致使本公司董事、行政總裁、監事、高級管理人員及／或他們的配偶或未滿十八歲子女認購本公司股份證券或債券證券的權利。

董事及監事服務合約

各董事或監事與本公司概無訂立任何本公司在不予賠償(法定賠償除外)的情況下在一年內不可終止的服務合同。

董事及監事的合約權益

各董事或監事於本年度內概無在任何本公司或其子公司為合約一方的任何重要合約(定義見上市規則附錄十六第15段)中直接或間接擁有重大權益。

REMUNERATION OF DIRECTORS AND SUPERVISORS

Details of the remuneration of Directors and Supervisors are set out in note 8 to the financial statements prepared in accordance with IFRS.

EMPLOYEES

As at 31 December 2007, the Group had 40,477 employees, a majority of whom worked in the PRC. Employee compensation is primarily composed of basic salary and performance-based bonus.

MEDICAL INSURANCE

In January 2001, the Group joined the medical insurance scheme promulgated by the Shanghai Municipal Government. The Group and its employees contribute approximately 12% and 2% respectively of the employees' basic salaries to the scheme. The Group has no other significant obligation for the payment of medical expenses other than the abovementioned contributions. The Group believes that its contributions to such scheme will not have significant impact on the operations or financial position of the Group. As at 31 December 2007, the Group's medical insurance contributions charged to the income statement amounted to RMB75 million (2006: RMB60 million).

BANK LOANS AND OTHER BORROWINGS

Details of bank loans and other borrowings of the Company and the Group as at 31 December 2007 are set out in note 30 to the financial statements prepared in accordance with IFRS.

INTEREST CAPITALIZED

Interest capitalized by the Group as calculated in accordance with IFRS for the year ended 31 December 2007 was RMB399 million.

PROPERTY, PLANT AND EQUIPMENT

Movements in property, plant and equipment of the Company and the Group during the year are summarized in note 17 to the financial statements prepared in accordance with IFRS.

董事及監事薪酬

有關董事及監事之薪酬詳情，請參閱按國際財務報告準則編製的財務報告註釋8。

員工

於二零零七年十二月三十一日，本集團員工總數為40,477人，大部份於中國境內工作。本集團的員工工資基本上由基本工資和工作業績花紅構成。

醫療保險

於二零零一年一月，本集團參加了由上海市政府推出的有關職工醫療保險計劃。本集團及僱員分別按基本工資約12%及2%向計劃供款。除此供款外，本集團並無其他重大醫療費用責任。本集團相信此項計劃的實施不會對本集團在經營和財政方面產生重大影響。截至二零零七年十二月三十一日，本集團記錄於損益表的醫療保險供款為人民幣75百萬元(二零零六年：人民幣60百萬元)。

銀行貸款及其他借款

本公司及本集團截至二零零七年十二月三十一日止之銀行貸款及其他借款詳情，請參閱按國際財務報告準則編製的財務報告註釋30。

利息資本化

本集團截至二零零七年十二月三十一日止年度按國際財務報告準則計算之資本化利息為人民幣399百萬元。

物業、機器及設備

本公司及本集團本年度之物業、機器及設備變動情況，已概述在按國際財務報告準則編製的財務報告註釋17內。

RESERVES

Details of movements in reserves of the Company and the Group, and profit appropriation by the Company for the year ended 31 December 2007 are set out in note 38 to the financial statements prepared in accordance with IFRS.

儲備

本公司及本集團截至二零零七年十二月三十一日止年度儲備變動及本公司溢利分配詳情，請參閱按國際財務報告準則編製的財務報告註釋38。

STATUTORY COMMON WELFARE FUND

Details in relation to the statutory common welfare fund, such as the nature and application of and movements in the fund, and the basis of its calculation, including the percentage used for calculating the amounts, are set out in note 38 to the financial statements prepared in accordance with IFRS.

法定公益金

有關法定公益金之詳情(如其性質，有無應用、變動及其計算基礎，包括用作計算該數據之百分比)，請參閱按國際財務報告準則編製的財務報告註釋38。

DONATIONS

During the year, the Group made donations for charitable purposes amounting to RMB1.01 million.

捐款

本集團於本年度內慈善捐款合共為人民幣1.01百萬元。

EMPLOYEES' RETIREMENT SCHEME

Details of the Company's employee retirement scheme and post retirement benefits are set out in note 34 to the financial statements prepared in accordance with IFRS.

職工退休金制度

有關本公司職工退休金制度和退休後的福利之詳情，請參閱按國際財務報告準則編製的財務報告註釋34。

MAJOR SUPPLIERS AND CUSTOMERS

As at 31 December 2007, the cost of aircraft and related materials from the Group's largest and five largest suppliers accounted for approximately 10.39% and 12.34%, respectively, of the total purchases of the Group. The sales to the Group's five largest customers accounted for 8.39% of the Group's total sales in 2007.

Since May 2003, CEA Holding has been interested in 55% of Shanghai Dongmei Aviation Travel Company Limited, one of the top five customers, whereas the Company is interested in 45%. In 2007, the air ticket sales for which the Group entrusted Dongmei Air Travel Company Limited as its agent accounted for approximately 1.5% of the total sales of the Group.

Save as disclosed above, none of the Directors, Supervisors or any of their respective associates nor any shareholders who, to the knowledge of the Directors, hold 5% or more of the Company's share capital has any interest in any of the above mentioned suppliers and customers.

主要供應商及客戶

截至二零零七年十二月三十一日止，本集團最大供應商及五大供應商合計分別佔本集團飛機及有關原料開支約10.39%及12.34%。本集團五名最大客戶的合計營業額佔本集團二零零七年度營業額之8.39%。

五大客戶之一的上海東美航空旅遊有限公司，自二零零三年五月，東航集團持有其55%的股份，本公司持有其45%的股份，二零零七年本集團委託上海東美航空旅遊有限公司代理銷售的機票約佔本集團營業額的1.5%。

除上述披露外，各董事、監事或其聯繫人或任何據本公司董事所知持有5%或以上本公司股份之股東概無在上述供應商及客戶擁有任何權益。

MATERIAL CONTRACTS

On 17 July 2007, the Company entered into an aircraft purchase agreement in Shanghai with Airbus SAS to purchase ten Airbus A320 series aircraft (with engines). Details are set out in the Company's announcements dated 20 July 2007, and the circular dated 9 August 2007.

AGM AND BOARD MEETINGS

AGM

The 2006 Annual General Meeting of the Company was held on 29 June 2007 at the Meeting Centre, Shanghai Home You Hotel, 2550 Hongqiao Road, Shanghai to consider the resolutions proposed by the Board of the Company, and approved by way of ordinary resolutions: the report of the Board of the Company for 2006, the report of the Supervisory Committee for 2006, the audited financial report for 2006, the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company as the Company's PRC domestic auditors for 2007 and the appointment of PricewaterhouseCoopers, Certified Public Accountants, as the Company's international auditors for 2007, and to authorize the Board of the Company to determine their remuneration, the annual allowance for each of the independent non-executive directors for 2007 and election of the members of the fifth session of the Board of the Company and the fifth session of the Supervisory Committee, and approved by way of special resolution the amendment of certain provisions of the Articles of Association of the Company.

重大合約

本公司於二零零七年七月十七日與空中客車公司在上海簽訂《飛機購買協議》，購買10架空客A320系列飛機(連發動機)，詳情請參閱本公司於二零零七年七月二十日發出的公告及二零零七年八月九日的通函。

年度股東大會、董事會會議情況

年度股東大會

本公司於二零零七年六月二十九日在上海市虹橋路2550號航友賓館會議中心召開了二零零六年度股東週年大會。大會審議了董事會提呈的各項議案。以普通決議通過以下議案：本公司董事會二零零六年度工作報告；監事會二零零六年度工作報告；二零零六年度財務審計報告；聘任普華永道中天會計師事務所有限公司為公司二零零七年度國內審計師，聘任羅兵咸永道會計師事務所為公司二零零七年度國際審計師，並授權本公司董事會決定其酬金；通過獨立董事二零零七年度津貼方案；選舉本公司第五屆董事會成員和第五屆監事會成員。以特別決議案審議通過了修改《公司章程》部份條款的議案。

BOARD MEETINGS

During 2007, the Board of the Company held twelve meetings and passed, among others, the following resolutions:

(1) On 26 January 2007, the Board of the Company convened its first regular meeting for 2007, during which the following were considered and passed: the financial budget report of the Company for 2007, the investment plan for 2007, the resolution regarding purchase of land by Beijing base, the resolution on the price for transferring Shanghai Eastern Airlines Investment Co., Ltd., the resolution on disposal of FK100 accessories, the resolution on transferring the whole urban infrastructure project of Ningbo Branch as well as the report of the General Manager.

(2) On 19 April 2007, the Board of the Company convened its second regular meeting for 2007, during which the following were considered and passed: the financial report of the Company for 2006, the Company's profit appropriation proposal for 2006, the Company's draft results announcement for 2006 (H/A shares), the resolution on conversion of the first class and business class cabins of A343, the resolution on setting up a customer service company, the resolution on transfer of the equity interest in Shanghai Eastern Airlines Investment Co., Ltd.*, the Investor Relationship Management System and the resolution on amendment of the Articles of Association of the Company.

(3) On 26 April 2007, the Board of the Company convened its third regular meeting for 2007, during which the following were considered and passed: the Company's report and financial statements for the first quarter of 2006, the annual allowance for the independent directors, appointment of the Company's internal and external auditors for 2007, the "Information Disclosure Management System" and "Rules Governing Transactions beyond Ordinary Course of Business".

(4) On 29 August 2007, the Board of the Company convened its fourth regular meeting for 2007, during which the interim financial report of the Company for 2007 and the announcement draft of the interim financial report of the Company for 2007 were considered and passed.

(5) On 29 October 2007, the Board of the Company convened its fifth regular meeting for 2007, during which the financial statements of the Company for the third quarter of 2007 and the announcement draft of the financial report of the Company for the third quarter of 2007 were considered and passed.

董事會

在二零零七年度公司董事會共召開十二次會議，作出的決議包括：

(1) 本公司於二零零七年一月二十六日召開董事會二零零七年度第1次例會，審議通過公司二零零七年度財務預算報告、二零零七年度投資方案、北京基地購置土地議案，上海東航投資有限公司轉讓價格議案、出售FK100航材的議案，寧波分公司市內基地項目整體轉讓議案及總經理工作報告。

(2) 本公司於二零零七年四月十九日召開董事會二零零七年度第2次例會，審議通過公司二零零六年度財務報告、公司二零零六年度利潤分配方案、公司二零零六年度業績公告稿(H/A股)、對A343頭等艙、公務艙進行改裝的議案，設立客戶服務公司的議案，上海東航投資有限公司股權轉讓的議案*，公司《投資者關係管理制度》及修改《公司章程》部份條款的議案。

(3) 本公司於二零零七年四月二十六日召開董事會二零零七年度第3次例會，審議通過二零零六年1季度報告和財務報告，獨立董事年度津貼，聘任公司二零零七年度境內外審計師，《信息披露事務管理制度》和《非日常交易管理規定》。

(4) 本公司於二零零七年八月二十九日召開董事會二零零七年度第4次例會，審議通過二零零七年中期財務報告及二零零七年中期報告公告稿。

(5) 本公司於二零零七年十月二十九日召開董事會二零零七年度第5次例會，審議通過二零零七年三季度財務報告及第三季度報告公告稿。

(6) On 29 June 2007, the fifth session of the Board of the Company convened its first meeting to elect the Chairman and Vice Chairman of the Board of the Company, the members of the Audit Committee, the members of the Planning and Development Committee and the Remuneration and Assessment Committee of the Company, to engage the President, Vice President, Chief Financial Officer and the company secretary of the Company, and to consider and pass the "Corporate Governance Self-assessment and Rectification Plan" and the proposal for transfer of equity interest in Eastern Airlines Hotel Co., Ltd.

(7) On 20 July 2007, the fifth session of the Board of the Company convened its second meeting and approved the introduction of ten Airbus A320 series aircrafts, the establishment of China Eastern Airlines Cultural Gifts Company Limited(東方航空文化禮品有限公司) and the setting up of Beijing Branch.

(8) On 29 August 2007, the fifth session of the Board of the Company convened its third meeting to approve the purchase of Director and Officers Liability Insurance.

(9) On 2 September 2007, the fifth session of the Board of the Company convened its fourth meeting, during which the following resolutions were considered and passed: introduction of strategic investors through private placement of additional H shares, and granting power to the Chairman of the Board of the Company and the Company Secretary on negotiating and signing of the Framework Agreement.

(10) On 29 October 2007, the fifth session of the Board of the Company convened its fifth meeting, during which the following were considered and passed: the auditors' remuneration for 2007, preliminary fleet plan for "the 12th Five-year" and the reform report on specific corporate governance activities of China Eastern Airlines Corporation Limited for 2007.

(6) 本公司於二零零七年六月二十九日召開第五屆董事會第1次會議，選舉公司董事長和副董事長，審核委員會、規劃發展委員會和薪酬與考核委員會的組成成員，聘任公司總經理、副總經理、財務總監和公司秘書，審議通過了《公司治理自查報告和整改計劃》及轉讓上海東航酒店集團有限公司相關股權的議案。

(7) 本公司於二零零七年七月二十日召開第五屆董事會第2次會議，同意引進10架A320飛機，成立東方航空文化禮品有限公司，設立北京分公司。

(8) 本公司於二零零七年八月二十九日召開第五屆董事會第3次會議，購買董事及高級職員責任保險。

(9) 本公司於二零零七年九月二日召開第五屆董事會第4次會議，審議通過了以定向增發H股的方式引進戰略投資者並授權董事長及公司秘書負責談判及簽署《框架協議》的議案。

(10) 本公司於二零零七年十月二十九日召開第五屆董事會第5次會議，審議通過了二零零七年度審計師酬金，關於「十二五」機隊規劃預案，通過了《東航二零零七年公司治理專項活動整改報告》。

(11) On 9 November 2007, the fifth session of the Board of the Company convened its sixth meeting, during which the following were considered and passed: placing additional H shares to SIA and Temasek and entering into a relevant subscription agreement; placing additional H shares to the CEA Holding and entering into a relevant subscription agreement; entering into a strategic cooperation agreement and a secondment agreement with SIA; making amendment to certain provisions of the Articles of Association after completion of private placement of additional H shares; making proposal to the general meeting of the Company to authorize the Board of the Company, which in turn authorizes the senior management of the Company to decide on all matters relating to such issues; electing persons recommended by SIA and Temasek as candidates for directorship in the Board of the Company after completion of private placement of additional H shares; and convening an extraordinary general meeting and class meetings of the Company.

(11) 本公司於二零零七年十一月九日召開第五屆董事會第6次會議，審議通過了向新航、淡馬錫定向增發H股並簽署相關認購協議，向東航集團定向增發H股並簽署相關認購協議，與新航簽署戰略合作協議、人員派遣協議的議案，定向增發H股完成後修改公司章程，提請股東大會授權本公司董事會並進而授權公司高管全權辦理此次定向增發的有關事宜，定向增發H股完成後，提請選舉新航、淡馬錫提名本公司董事候選人及提請召開臨時股東大會及類別股東大會的議案。

(12) On 28 December 2007, the fifth session of the Board of the Company convened its seventh meeting and approved the introduction of 30 B737NG series aircrafts and authorized the President of the Company for specific implementation.

(12)本公司於二零零七年十二月二十八日召開第五屆董事會第7次會議，同意引進30架B737NG飛機，具體實施授權總經理負責。

* The resolution was related to connected transaction, and directors involved in the connected transactions abstained from voting.

* 該議案係關連交易，關連董事迴避了表決

CONNECTED TRANSACTIONS

Transactions between the Company and its connected persons or their respective associates (as defined in the Listing Rules) are governed by and have to comply with the requirements for disclosure under the Listing Rules. The following table sets out the annual limits for the continuing connected transactions between the Group and members of CEA Holding for 2007:

關連交易

本公司與其關連人士或其各自聯繫人(定義見上市規則)之間的交易需遵守及符合上市規則之須予披露要求。下表所載為本集團與東航集團若干成員公司就持續關連交易訂下的二零零七年度關連交易限額：

Transactions **交易**			**Annual cap for connected transactions conducted in 2007 二零零七年度關連交易限額** RMB'000 *(人民幣千元)*
1.	Property leasing	物業租賃	**60,000**
2.	Financial services	財務服務	
	Deposit and other financial services	存款及其他財務服務	**1,150,000**
3.	Import/export agency services	進出口代理服務	**55,000**
4.	Maintenance services	生產服務	**43,200**
5.	Catering services	航空配餐服務	**480,000**
6.	Sales agency services	機票銷售代理服務	**101,985**
7.	Advertising services	廣告服務	**19,000**

Details of the Group's continuing connected transactions with the Company's connected persons (as defined in the Listing Rules) during the year ended 31 December 2007 are set out in note 42 to the financial statements prepared in accordance with IFRS.

本集團截至二零零七年十二月三十一日止年度，與本公司的關連人士(定義見上市規則)進行之持續關連交易詳情載列於按國際財務報告準則編製的財務報告註釋42。

For further details regarding the above continuing connected transactions, please refer to the Company's 2005 annual report.

有關上述之持續關連交易詳情載列於本公司二零零五年年度報告。

The Company's independent non-executive Directors have reviewed such continuing connected transactions during the year 2007 and confirmed that:

本公司之獨立非執行董事已審核過在二零零七年此等持續關連交易，並確認：

(a) the transactions have been entered into by the Group in the ordinary and usual course of its business;

(a) 該等交易是本集團在一般正常業務範圍內訂立；

(b) the transactions have been entered into either (i) on normal commercial terms (by reference to transactions of a similar nature made by similar entities within China) or (ii) (where there is no available comparison) on terms that are fair and reasonable so far as the shareholders of the Company are concerned; and

(b) 該等交易以(i)一般商務條款(參考在中國同類單位進行性質相似的交易)或(ii)(在無合適的比較情況下)就本公司股東而言為公平及合理的條款進行；及

(c) the transactions have been entered into either (i) in accordance with the terms of the agreement governing each such connected transaction or (ii) (where there is no such agreement) on terms no less favorable than terms available to third parties.

(c) 該等交易以(i)遵照各關連交易的有關協議條款或(ii)(在沒有協議的情況下)則按不遜於向第三者提供的條款進行。

In respect of each continuing connected transaction disclosed in note 42 to the financial statements prepared in accordance with IFRS, the Company confirms that it has complied with the relevant requirements under the Listing Rules.

就各項載於按照國際財務報告準則編製的財務報告註釋42的持續關連交易，本公司確認已遵守上市規則下的有關規定。

On 9 November 2007, CEA Holding entered into a CEA Holding subscription agreement with the Company to subscribe in cash for 1,100,418,000 new H Shares in the Company at the subscription price of HK$3.80 per share. As CEA Holding holds approximately 59.67% of the issued share capital of the Company, this transaction entered into between the Company and CEA Holding constitute connected transaction for the Company under the Listing Rules. For information about the principal terms of this transaction, please refer to the announcements dated 2 September 2007, 9 November 2007, 8 January 2008, 21 January 2008 and 26 February 2008 and published by the Company in Hong Kong.

於二零零七年十一月九日，東航集團與本公司訂立了一份東航集團認購協議，東航集團將按每股港幣3.80元的認購價，以現金認購本公司1,100,418,000股新發行的H股。由於東航集團持有本公司之發行股本約59.67%，本集團與東航集團的交易屬於上市規則下之關連交易。有關該交易的主要條款，請參見本公司在香港刊發日期為二零零七年九月二日、二零零七年十一月九日、二零零八年一月八日、二零零八年一月二十一日和二零零八年二月二十六日的公告。

On 16 November 2007, the Company, CEA Holding and 上海民航華東凱亞系統集成有限公司 (East China Care System Co., Ltd.) ("East China Cares") entered into an equity transfer agreement, pursuant to which the Company and East China Cares agreed to dispose their entire equity interests in 上海東航投資有限公司 (China Eastern Air Investment Company Limited ("CEA Investment") to CEA Holding. The considerations to be received by the Company and East China Cares for the disposal of 98.79% and 1.21% interests in CEA Investment are approximately RMB461.9 million and RMB5.66 million respectively. As CEA Holding holds approximately 59.67% of the issued share capital of the Company, this transaction entered into between the Company and CEA Holding constitutes connected transaction for the Company under the Listing Rules. For information about the principal terms of this transaction, please refer to the announcement dated 16 November 2007 and published by the Company in Hong Kong.

於二零零七年十一月十六日，本公司、東航集團及上海民航華東凱亞系統集成有限公司(「華東凱亞」)簽訂股權轉讓協議，本公司及華東凱亞同意將各自於上海東航投資有限公司(「東航投資」)的全部股本權益出售予東航集團。本公司及華東凱亞就出售東航投資98.79%及1.21%權益將予收取的代價分別約為人民幣461.9百萬元及人民幣5.66百萬元。由於東航集團持有本公司之發行股本約59.67%，本集團與東航集團的交易屬於上市規則下之關連交易。有關該交易的主要條款，請參見本公司在香港刊發日期為二零零七年十一月十六日的公告。

Details of the other related party transactions entered by the Group during the year ended 31 December 2007 are set out in note 42 to the financial statements prepared in accordance with IFRS. These transactions do not constitute connected transactions under the Listing Rules.

本集團在截至二零零七年十二月三十一日止年度所進行的其他有關連人士交易之詳情載列於按國際財務報告準則編製的財務報告註釋42。此等交易並不屬於上市規則所指之關連交易。

In relation to future deliveries of aircraft, as at 31 December 2007, the following are details of aircrafts on order which are scheduled to be delivered:

關於將來付運的飛機，於二零零七年十二月三十一日，本公司未來付運的飛機詳情如下：

Type of aircraft 飛機類型	Number of aircraft 飛機數目	Year to be delivered 付運年份
A320	8	2008
A321	5	2008
A330-300	3	2008
A330-200	1	2008
B737-700	1	2008
B737-800	1	2008
A320	10	2009
B737-700	7	2009
B737-800	3	2009

As at the date of this report, the Directors are not aware of any aircraft which is subject to options exercisable during a period of not less than 12 months from 31 December 2007.

截至本年度報告的日期，據本公司董事所知，在二零零七年十二月三十一日後不少於十二個月的期間內，本公司沒有可予行使選擇權的飛機。

STAFF QUARTERS

Details of the Group's staff quarters are set out in note 35 to the financial statements prepared in accordance with IFRS.

員工宿舍

本集團員工宿舍詳情請參閱本集團根據國際財務報告準則編製之財務報告註釋35。

MATERIAL LITIGATION

In 2005, the family members of certain victims in the aircraft accident (the aircraft was then owned and operated by China Eastern Air Yunnan Company), which occurred in Baotou on 21 November 2004, sued the Company in a U.S. court for compensation. On 5 July 2007, pursuant to several conditions with which the Company has complied, the Superior Court of the State of California ordered the action stayed on the grounds of *forum non conveniens* for the purpose of permitting proceedings in the PRC. On 20 February 2008, the plaintiff filed a motion with the Superior Court of the State of California to lift the stay. The case is still pending. The Directors believe that a negative outcome will not have a material adverse effect on the financial condition and results of operations of the Company. The Company intends to provide updates to the shareholders of the Company regarding the progress of the litigation. As of 31 December 2007, the Company was not involved in any other litigation, arbitration or claim of material importance.

重大訴訟

二零零五年，有部分在原中國東方航空雲南公司二零零四年十一月二十一日發生在包頭的空難的遇難者家屬在美國法院提起訴訟向本公司求償。二零零七年七月五日，根據本公司承諾並已遵守的幾個前提條件下，加州高等法院基於「不方便管轄」的理由決定中止審理，使該案轉回中國。二零零八年二月二十日，原告向加州高等法院提出請求撤銷前述中止審理的決定。目前該案仍在進展之中。本公司的管理層認為，其負面結果並不會對本公司的財務狀況及經營業績造成不利影響。本公司將向股東披露有關該案進展的信息。截止二零零七年底，本公司未涉及任何其他重大的訴訟、仲裁或程序。

SIGNIFICANT EVENTS

1. During the 2006 annual general meeting held on 29 June 2007, the shareholders of the Company approved amendments to the articles of association of the Company by adding the following new paragraph after the first paragraph of Article 21:

   "On 18th December, 2006, the share reform plan of the Company was approved in the relevant shareholders' meeting of A share market. Upon the implementation of the share reform, the total share capital of the Company remained unchanged and still comprised 4,866,950,000 shares, of which 2,904,000,000 A shares, representing 59.67% of the total share capital of the Company, were held by China Eastern Air Holding Company. The 1,566,950,000 shares, representing 32.20% of the total share capital of the Company, were overseas listed H shares, and the 396,000,000 shares, representing 8.13% of the total share capital of the Company, were domestic listed A shares."

2. On 9 November 2007, SIA and Temasek entered into an investor subscription agreement with the Company, to subscribe for new H shares to be issued by the Company. Simultaneously with the entering into of the investor subscription agreement, CEA Holding entered into a CEA Holding subscription agreement with the Company to subscribe for new H shares to be issued by the Company. For information about this project, please refer to the announcements dated 2 September 2007, 9 November 2007, 8 January 2008, 21 January 2008 and 26 February 2008 and published by the Company in Hong Kong.

重大事項

1. 於二零零七年六月二十九日舉行的二零零六年股東週年大會期間，本公司股東批准本公司章程的修訂，在本公司章程第二十一條的第一段之後加入下列新段：

   「公司A股市場相關股東會議於二零零六年十二月十八日批准公司股權分置改革方案。該股權分置改革方案執行後，公司總股本不變，仍為4,866,950,000股，其中，東方航空集團公司持有2,904,000,000股A股，佔公司總股本的59.67%；境外上市外資股H股1,566,950,000股，佔公司總股本的32.20%；境內上市內資股A股396,000,000股，佔公司總股本的8.13%。」

2. 於二零零七年十一月九日，新航及淡馬錫與本公司訂立了一份投資者認購協議，認購本公司擬發行的新H股。於訂立投資者認購協議的同時，東航集團亦與本公司訂立了一份東航集團認購協議，認購本公司擬發行的新H股。有關該項目的情況，請參見本公司在香港刊發、日期為二零零七年九月二日、二零零七年十一月九日、二零零八年一月八日、二零零八年一月二十一日和二零零八年二月二十六日的公告。

INDEPENDENT DIRECTORS' OPINION

Independent Directors of the Company have performed auditing work and issued an independent opinion on the guarantees the Company has provided, as required by the relevant requirements of the CSRC. The Company has strictly observed relevant laws and regulations as well as its articles of association while it has also imposed strict control on the guarantees provided. As at 31 December 2007, none of the Company and its subsidiaries included in the consolidated financial statements has provided any guarantee to the Company's controlling shareholder and other related parties, other non-legal person entity units and individuals.

AUDITORS

PricewaterhouseCoopers, Certified Public Accountants, Hong Kong and PricewaterhouseCoopers Zhong Tian CPAs Limited Company (registered accountants in the PRC) were the Company's international and domestic auditors in 2007, respectively.

On behalf of the Board of the Company

Li Fenghua
Chairman

Shanghai, the PRC
14 April 2008

獨立董事意見

公司獨立董事根據中華人民共和國證券監督管理委員會的有關規定，對公司對外擔保情況進行了核查，並發表了獨立意見：公司嚴格按照相關法律法規和公司章程的規定，嚴格控制對外擔保事項，截至二零零七年十二月三十一日公司及納入合併會計報表的子公司不存在為控股股東及其他關聯方、其他非法人單位、個人提供擔保的情況。

會計師

羅兵咸永道會計師事務所(香港執業會計師)及普華永道中天會計師事務所有限公司(中國註冊會計師)分別為本公司二零零七年度國際及中國核數師。

本公司董事會代表

李豐華
董事長

中國上海
二零零八年四月十四日

CORPORATE GOVERNANCE PRACTICES

The Company has established a formal and appropriate corporate governance structure. The Company has also placed emphasis on the corporate governance principle of having transparency, accountability and safeguarding the interests of all shareholders.

The Directors believe that sound corporate governance is essential to the development of the Company's operations. The Board of the Company regularly reviews our corporate governance practices to ensure that the Company operates in accordance with the laws, regulations and requirements of the listing jurisdictions, and that the Company continuously implements corporate governance of a high quality.

The Company's corporate governance practices include but are not limited to the following:

Articles of association and working rules of the Board of the Company (including rules of meeting of the Board of the Company, procedures of meetings of the Board of the Company, constitutional document of the audit committee, constitutional documents of the planning and development committee, constitutional documents of the remuneration and appraisal committee, working reporting rules of the senior management, notices regarding the purchasing of shares of the Company by Directors, Supervisors and senior management, information disclosure and management regulations, and the Code of Conduct for Securities Transactions by Employees of the Company).

As at 31 December 2007 (the "Reporting Period") and as at the date of the announcement of this annual report, the Board of the Company has reviewed the relevant provisions and corporate governance practices under the codes of corporate governance practices adopted by the Company, and took the view that the Company's corporate governance practices during the financial year ended 31 December 2007 met the requirements under the code provisions in the Code on Corporate Governance Practices set out in Appendix 14 to the Listing Rules (the "Code"). In certain aspects, the code of corporate governance adopted by the Company is more stringent than the provisions set out in the Code. The following sets out aspects which are more stringent than the Code.

企業管治常規

本公司已經建立了比較規範、穩健的企業管治架構，並注重遵循透明、問責、維護全體股東權益的公司管治原則。

董事會相信，良好的企業管治對本公司運營發展十分重要。本公司董事會定期檢討公司治理常規，以確保公司的運行符合法律、法規及上市地監管規定，不斷致力於實現高素質的公司管治。

本公司的企業管治常規守則包括但不限於以下文件：

公司章程、本公司董事會工作規程(包括董事會議事規則、本公司董事會議事程序、審核委員會章程、規劃發展委員會章程、薪酬與考核委員會章程、高級管理人員業績述職規則、關於董事、監事和高級管理人員購買公司股票的通知、信息披露管理制度、公司員工進行證券交易的行為守則等)。

截至二零零七年十二月三十一日(「本報告期」)及截至本年報公佈之日，本公司董事會已檢討過本公司採納的企業管治守則文件下的有關規定和公司實務情況認為：截至二零零七年十二月三十一日止，本公司的企業管治水平達到上市規則附錄十四《企業管治常規守則》(《守則》)所載的守則條文的要求。在某些方面，本公司採納的企業管治守則比《守則》列載的守則條文更為嚴格。下面就主要方面列出比《守則》所載的條文更為嚴格的地方。

Major aspects which are more stringent than provisions set out in the Code:

- all members of the audit committee are independent non-executive directors.
- 12 meetings of the Board of the Company were held during the financial year of 2007.
- other than the audit committee and the remuneration and appraisal committee, the Company has also established a governance committee, which is known as the planning and development committee.

比《守則》所載的條文更為嚴格的主要方面：

- 審核委員會的成員全是獨立非執行董事。
- 在二零零七年財政年度內舉行本公司董事會的次數為12次。
- 除審核委員會和薪酬與考核委員會之外，公司還成立了1個管治委員會，即規劃發展委員會。

BOARD

The Company is managed by the Board of the Company. The Board is responsible for the leadership and control of the Company. The Directors are jointly responsible for implementing businesses of the Company by directing and supervising the affairs of the Company.

董事會

本公司由本公司董事會管理，董事會負責公司的領導及監控工作。各董事透過指揮及監督公司事務，集體負責對推動本公司的事務。

DIRECTORS

At present, the Board of the Company consists of 10 Directors, including a Chairman (also an non-executive Director) and two executive Directors, two non-executive Directors and five independent non-executive Directors. During the 2006 annual general meeting held on 29 June 2007, the shareholders of the Company approved the appointment of Mr. Li Fenghua, Mr. Li Jun, Mr. Luo Chaogeng, Mr. Cao Jianxiong, Mr. Luo Zhuping, Mr. Hu Honggao, Mr. Peter Lok , Mr. Wu Baiwang, Mr. Zhou Ruijin and Mr. Xie Rong as directors of the fifth session of the Board of the Company.

All Directors shall retire in the third annual general meeting following their appointment, but are eligible for re-election.

Names, personal particulars and effective date of appointment of the Directors are set out in page 37 to page 48 of this report.

Independent non-executive Directors of the Company shall possess extensive skills and experience. They shall be able to play their roles of supervising the checks and balances to the fullest extent to protect the interests of shareholders and the Company as a whole. Five out of eight non-executive Directors (over one third) are independent non-executive Directors. The Board of the Company considers that they shall be able to exercise independent judgment effectively, which complies with guidelines on their independence pursuant to Rule 3.13 of the Listing Rules.

董事

目前本公司董事會由10名董事組成，其中包括1名主席(亦為非執行董事)、2名執行董事、2名非執行董事及5名獨立非執行董事。於二零零七年六月二十九日舉行的二零零六年度股東週年大會期間，本公司股東批准李豐華先生、李軍先生、羅朝庚先生、曹建雄先生、羅祝平先生、胡鴻高先生、樂鞏南先生、吳百旺先生、周瑞金先生和謝榮先生獲委任加入本公司第五屆董事會。

所有董事必須在委任後第三個年度股東大會上退任，但是應有資格再度參選。

各董事的姓名、個人資料及任職情況載於本報告書第37至48頁。

本公司的獨立非執行董事具備廣泛的技巧和經驗。他們能充分發揮監察和平衡的重要作用，保障股東和整體公司的利益。在8名非執行董事中，5名(超過三分之一)為獨立非執行董事。本公司董事會認為他們能有效地作出獨立判斷，符合上市規則第3.13條列載的評估獨立性的指引。

Pursuant to 3.13 of the Listing Rules, the Company has received the annual confirmation letters from each of the independent non-executive Directors on their independence.

根據《上市規則》第3.13條，公司已經收到每名獨立非執行董事就其獨立性而作出的年度確認函。

All the non-executive Directors (including independent non-executive Directors) are appointed for a term of 3 years. The formal appointment letters and the articles of association of the Company have set out the terms and conditions of their appointment.

所有非執行董事(包括獨立非執行董事)的任期為3年，正式委任書及公司章程對他們的任命列明有關期限和條件。

The Company is making an active effort to study insurance arrangements for directors and senior management in relation to their potential legal liabilities.

本公司就董事和高級行政人員可能會面對的法律行動正在積極研究有關保險安排。

Other than working relationships, Directors, Supervisors and senior management of the Company do not have any financial, business or family connection with one another.

本公司董事、監事、高級管理人員之間，除工作關係之外，在財務、業務、家屬等方面概無任何關係。

POWERS OF THE BOARD

董事會的權力

On a periodic basis, the Board of the Company reviews the relevant performance against proposed budgets and business objectives of each operating unit. It also exercises a number of powers retained by the Board of the Company, including but not limited to the following:

本公司董事會定期檢討各營業部門議定的預算及業務目標有關的業績表現，並行使多項保留權力，包括：

- responsibility for convening general meetings and reporting to shareholders on its work;
- implementing resolutions passed in general meetings;
- deciding on the operating plan and investment proposals of the Company;
- formulating the annual preliminary and final budget proposals;
- formulating the Company's profit distribution proposal and the proposal to offset losses;
- formulating the Company's proposals to increase or reduce the registered capital and proposals to issue debt securities;
- drawing up proposals for the Company's merger, demerger and dissolution;
- deciding on the Company's internal management structure;
- employing or dismissing the Company's President and secretary to the Board of the Company; appointment or dismissal of the Vice President and chief financial officer of the Company on the nomination of the President, and the determination of their remuneration;

- 負責召集股東大會，並向股東大會報告工作；
- 執行股東大會的決議；
- 決定公司的經營計劃和投資方案；
- 制定公司的年度財務預算方案、決算方案；
- 制定公司的利潤分配方案和彌補虧損方案；
- 制定公司增加或減少註冊資本的方案以及發行公司債券的方案；
- 擬定公司合併、分立、解散的方案；
- 決定公司內部管理機構的設置；
- 聘任或者解聘公司總經理、董事會秘書；根據總經理的提名，聘任或者解聘公司副總經理和財務總監，決定其報酬事項；

- formulating the management systems of the Company;
- formulating proposals to amend the articles of association of the Company;
- discharging any other powers and functions granted in general meetings.

- 制定公司的基本管理制度；
- 制定公司章程修改方案；
- 股東大會授予的其他職權。

The Board of the Company is also responsible for the completeness of financial information of the Company and is responsible for maintaining an effective internal control system and for risk management, as well as preparing the financial statements. Setting the business objectives and overseeing the daily operations are the responsibilities of the chief executive officer. The Company's articles of association specify the duties and functions of the Board of the Company and management. The Board of the Company periodically reviews the duties and functions of the chief executive officer and the powers delegated to him to ensure that such arrangements are appropriate.

本公司董事會亦須對財務資料的完整性以及集團內部監控制度及風險管理程序的效能負責。董事會亦負責編製本公司財務報表。達致本公司業務目標及日常業務運作的責任則交由行政總裁承擔。公司章程具體列載了本公司董事會和經理層的職責權限。本公司董事會定期檢討行政總裁的職能及賦予行政總裁的權力，以確保此安排仍然適當。

In order to ensure the balance of powers and authorization, the roles of the Chairman and the chief executive officer have been clearly defined. The Chairman of the Company is Mr. Li Fenghua, and the chief executive officer is Mr. Cao Jianxiong, an executive Director. There are also other senior officers who are responsible for the daily management within their scope of duties.

為確保權力和授權分布均衡，主席與行政總裁的角色已清楚區分。本公司現任主席是李豐華。行政總裁由1名執行董事(曹建雄)擔任，另有多名高級行政人員各自負責本公司個別業務的日常管理工作。

MEETING OF THE BOARD

The Chairman leads the Board of the Company to ensure that the Board of the Company performs its various duties effectively and he is responsible for drawing up the agenda of the meeting of the Board of the Company and considering other matters other Directors propose to be included in the agenda. The agenda together with documents of the Board of the Company should be, as far as practicable, circulated at least 3 days prior to the meeting of the Board of the Company or its committees. The Chairman is also obliged to ensure that all the Directors are suitably briefed on matters to be raised in the meeting of the Board of the Company. The Chairman ensures that the Directors receive information that is accurate, timely and clear. Through on-the-job training of Directors and continued participation in meetings of the Board and of committees of the Board of the Company and interviews with key persons in headquarters and other departments, the Directors are encouraged to update their knowledge of technology and their understanding of the Group.

董事會會議

主席負責領導本公司董事會，確保本公司董事會有效履行其各方面的職責，並負責擬定本公司董事會會議議程及考慮其他董事提議加入議程的事項。議程連同附隨的本公司董事會的文件盡可能在本公司董事會會議或董事委員會會議進行前至少三天傳閱。主席亦有責任確保所有董事就本公司董事會會議上的事項獲適當的簡介。主席確保各董事獲得準確、及時及清楚的資料。通過董事就職時的培訓、持續參與本公司董事會及委員會會議以及透過與總部及各部門主要人員會面，鼓勵各董事不斷更新其技術、知識及對集團的認識。

The Company has established a special unit to work for the Board of the Company. All the Directors can access the service of the company secretary. The company secretary shall periodically update the Directors of the latest information on governance and regulation. The Directors may seek independent professional advice through the Chairman for the purpose of performing their duties, with the cost to the Company. Both the audit committee and the remuneration and appraisal committee may also seek professional advice.

公司設立了本公司董事會專門辦事機構，所有董事均可享用公司秘書的服務，公司秘書須定期讓董事會知悉有關管治及監管事宜的最新資料。董事可為履行職責而通過主席尋求獨立專業意見，費用由本公司支付。審核委員會及薪酬及考核委員會亦可求尋求專業意見。

The company secretary is responsible for the records of the board meetings. These minutes of meetings together with other documents for the board meetings shall be made available to all the Directors. Board meetings are meant to enable the Directors to have open and frank discussions and to ensure that non-executive Directors are able to make effective enquiries of each of the executive Directors.

董事會會議由公司秘書負責記錄，這些會議記錄連同任何有關的董事會會議文件，均向所有董事會成員提供。董事會會議的設立，旨在鼓勵董事作公開和坦誠的討論，確保非執行董事能向每位執行董事提出有效的查詢。

In order to ensure sound corporate governance, the Board of the Company has established 3 committees: an audit committee, remuneration and appraisal committee, and planning and development committee with their terms of reference drawn up in accordance with the principles set out in the Code. The company secretary drafts the minutes of meetings for these committees, and the committees report to the Directors.

為確保良好的企業管治，本公司董事會已成立3個小組委員會：審核委員會、薪酬與考核委員會及規劃發展委員會，並按照《守則》所訂的原則制定其職權範圍。公司秘書為這些委員會撰寫會議記錄，而委員會向董事會匯報工作。

The Board of the Company has held 12 meetings during the Reporting Period. The following tables show the attendance rate of each Director at shareholders' general meetings, board meetings and meetings of these specialized committees:

本公司董事會於本報告期內召開了12次會議。下表顯示各董事於本報告期內出席股東大會、董事會及董事會下屬各個專業委員會會議之詳情：

Directors 董事		**Board Meetings Attendance/ No. of meetings 董事會 出席次數／會議次數**	**General Meetings Attendance/ No. of meetings 股東大會 出席次數／會議次數**
Non-executive Director Li Fenghua	非執行董事李豐華	12/12	1/1
Non-executive Director Li Jun	非執行董事李軍	9/12	0/1
Non-executive Director Luo Chaogeng	非執行董事羅朝庚	11/12	0/1
Executive Director Cao Jianxiong	執行董事曹建雄	8/12	0/1
Executive Director Luo Zhuping	執行董事羅祝平	12/12	1/1
Executive Director Wan Mingwu*	執行董事萬明武*	3/3	0/1
Non-executive Director Zhong Xiong*	非執行董事鍾雄*	3/3	0/1
Independent non-executive Director Hu Honggao	獨立非執行董事 胡鴻高	6/12	1/1
Independent non-executive Director Peter Lok	獨立非執行董事 樂鞏南	1/12	0/1
Independent non-executive Director Wu Baiwang	獨立非執行董事 吳百旺	10/12	1/1
Independent non-executive Director Zhou Ruijin	獨立非執行董事 周瑞金	7/12	1/1
Independent non-executive Director Xie Rong	獨立非執行董事 謝榮	11/12	1/1

All the employees who may have unpublished price-sensitive information related to the Group are also required to comply with the Model Code. During the Reporting Period, the Directors are not aware of any breach of laws and regulations.

所有特定僱員若可能擁有關於本集團的尚未公開股價敏感資料，亦須符合《標準守則》。本公司於本報告期內並未發現任何違規事件。

DIRECTORS RESPONSIBILITIES IN RESPECT OF FINANCIAL STATEMENTS

董事就財務報表所承擔的責任

The Directors confirm that they are responsible for the preparation of the financial statements of the Group.

董事確認須就編製本集團財務報表承擔有關責任。

The responsibility statement made by the Company's auditors in respect of the financial statements is set out on page 75 to page 76 of this annual report.

本公司核數師就財務報表所作之申報責任聲明列載於本年報第75至76頁。

INTERNAL CONTROL

內部監控

Internal control system

內部監控制度

The Board of the Company shall be responsible for the overall internal control system of the Company/Group and periodically reviews the effectiveness of the internal control system. The internal control system is essential to risk management which, in turn, is important in ensuring that operational objectives can be achieved. Internal control procedures are designed to prevent assets from unauthorized use or disposal, to ensure the maintenance of appropriate accounting records and to provide reliable financial information either for internal use or for dissemination externally. However, the control procedures aim at reasonably (but not absolutely) assuring that there will not be material misrepresentation, loss or unlawful conduct. The internal control system is designed to comply with the relevant laws, supplementary regulations and constitutional documents.

本公司董事會須對公司／集團的內部監控制度負整體責任，並通過審核委員會定期檢討該制度是否有效。本公司的內部監控制度對風險管理發揮關鍵的作用，而風險管理對於能否達到營運目標非常重要。訂立內部監控程序是為保障資產以防未經授權使用或處理資產；確保適當的會計記錄得以保存；並且可提供可靠的財務資料供內部使用或對外發放。但監控程序旨在合理(但非絕對)保證並無重大失實陳述、損失或舞弊。本公司內部監控程序是按相關法律條例、附屬法例和規章編寫。

The Company reviews the effectiveness of its internal control annually, which includes control over finance, operations, compliance with laws and regulations as well as the monitoring of risk management. The results of the review have been reported to the Audit Committee and the Board of the Company.

本公司每年均對內部監控系統進行效益檢討，內容包括財務、營運、遵守法規及風險管理之監控。有關結果已向審核委員會及本公司董事會報告。

The Board of the Company confirms that the Company has systems and procedures in place to identify, manage and report material risks in the course of achieving its strategic objectives. The Directors continue to monitor risks with the support of the committees and senior management. The Company has conducted a review to identify areas for improvement, and is taking measures to implement them. The effectiveness of the measures taken will be reported in the next meeting of the Audit Committee.

本公司董事會確認本公司已具有辨認、管理及報告對達致其策略性目標所面對的重大風險系統和程序。董事會持續監察風險，並獲得各董事委員會及高層管理人員的支持。本公司已查找出某些可改善的地方，並且現正採取措施管理。這些措施的成效將在下一次審核委員會會議內作出報告。

INTERNAL AUDIT

The Company's internal audit department is responsible for conducting an independent audit of whether or not the internal control system is sufficient and effective. The auditing plan is prepared using a risk based approach and is discussed and finalized by the audit committee. Other than the pre-determined scope of work, the department is also required to conduct other specific audits.

The Group's internal audit department reports to the chief executive officer; it may also report directly to the chairman of the audit committee. All internal audit reports are delivered to the Chairman of the Board of the Company, chief executive officer, chief financial officer, the management of the audit department and related departments. The outcome of each audit, in summary, will also be discussed with the audit committee. The Board and audit committee of the Company actively monitor the number and seriousness of any weaknesses or issues identified, and the relevant corrective measures taken by the relevant department.

RISK MANAGEMENT

Risk management involves identifying and managing business risk effectively, including safety and security, law, environment and reputation risk.

RISK MANAGEMENT COMMITTEE

The Board of the Company has not established a risk management committee, but the internal audit department has undertaken related risk management duties and reports to the audit committee periodically. It is responsible for coordinating the implementation of appropriate measures to manage operational risks including:

- establishing risk trends and risk management strategy of the Group and reviewing the risk profile of the Group;
- identifying, assessing and managing material risks the various operations are exposed to;
- examining and assessing the suitability of the Group's risk management procedures, systems and internal controls;
- examining compliance with the Group's risk management procedures, systems and internal controls, including whether the Group meets legal and regulatory requirements.

內部審核

本公司的內部審核部負責對內部監控系統是否足夠及其成效進行獨立審核。審核計劃乃以風險評估方法編製並每年經由審核委員會商討及議定。除議定的年度工作外，該部門亦需要進行其他專項的審核工作。

本集團內部審核部的主要報告流程是向行政總裁報告，亦可直接向審核委員會主席報告。所有內部審核報告均送交本公司董事會主席、行政總裁、財務總監、被審核部門及相關部門的管理層。每次審核主要結果亦與審核委員會討論。本公司董事會及審核委員會積極監察內部審核部門提交的調查結果的數目和嚴重性，以及相關的部門採取的糾正行動。

風險管理

風險管理關乎識別及有效管理業務風險，包括安全及保安、法律、環境及商譽風險。

風險管理委員會

本公司董事會並未專門設有一個風險管理委員會，但公司內部審計部門承擔了相關的風險管理職責，定期向審核委員會報告工作，負責協調在整個集團內適當地實施營運風險管理程序。

- 建立本集團的風險取向和風險管理戰略，確定本集團的風險組合狀；
- 識別、評估、管理本集團不同業務單位面臨的重大風險；
- 審查和評估本集團風險管理程序、制度和內部控制的適當性；
- 審查及監控本集團對風險管理程序、制度及內部控制的遵守情況，包括本集團在開展業務時是否符合審慎、守法的要求。

AUDIT COMMITTEE

The audit committee is responsible for reviewing audit reports, reviewing internal control and corporate governance, and is responsible for making recommendations to the Board of the Company. At the Company's annual general meeting held on 29 June 2007, the members of the fifth session of the Board of the Company were appointed through re-election. The meeting also re-appointed Independent Non-executive Director Mr. Xie Rong as the chairman of the audit committee, and Independent Non-executive Directors Hu Honggao and Zhou Ruijin were appointed, for the first time, as members of audit committee. The chairman of the committee possesses professional qualifications in accounting.

Constitutional documents of the audit committee are posted on the website of the Company.

The audit committee held 3 meetings in 2007. In each meeting, senior management and external as well as internal auditors were invited to attend. Based on the reports of the external and internal auditors, the audit committee conducted reviews of accounting policies and principles, and internal controls procedures adopted by the Group with a view to continuing compliance with the Listing Rules. The committee also conducted reviews of internal and external audits, internal control, risk management and financial statements. The interim results for 2007 and the final results for 2006 had been discussed in meetings before they were submitted to the Board of the Company for approval.

Attendance of members of the audit committee is as follows:

審核委員會

審核委員會主要負責審核財務報告、檢討內部監控及企業管治的工作，並負責向本公司董事會提出相關的建議。本公司於二零零七年六月二十九日召開年度股東大會，換屆選舉產生了本公司第五屆董事會成員，並選舉獨立非執行董事謝榮先生繼續出任審核委員會主席，獨立非執行董事胡鴻高和獨立非執行董事周瑞金為新的審核委員會委員。委員會主席擁有專業的會計資格。

審核委員會的章程載於本公司網址。

審核委員會在二零零七年間開會3次，每次會議均邀請高層管理人員及外聘審計師及內部審計師出席。審核委員會就外聘審計師和內部審計師的報告結果，本集團採納之會計原則與常規、內部監控、是否符合上市規則的規定進行審核，對審核、內部監控、風險管理及財務報告事宜進行檢討，本集團的二零零七年半年及二零零六全年業績經審核委員會開會討論後才建議交由本公司董事會通過。

各審核委員會成員董事的出席率如下：

Directors 董事		Attendance/ No. of meetings 出席次數／會議次數	Attendance 出席率
Xie Rong	謝榮	3/3	100%
Hu Honggao	胡鴻高	1/3	33%
Zhou Ruijin	周瑞金	1/1	100%
Wu Baiwang*	吳百旺*	0/2	0%

* Independent non-executive Director Wu Baiwang remained a member of the audit committee until the annual general meeting was convened on 29 June 2007. The audit committee of the Company held 2 meetings before 29 June 2007.

* 二零零七年六月二十九日召開年度股東大會前，獨立非執行董事吳百旺仍為審核委員會委員。二零零七年六月二十九日前公司審核委員會共召開2次會議。

The audit committee has also conducted other compliance work to comply with US reporting requirements in 2007, including review of compliance with the Sarbanes-Oxley Act; and specifically to consider the work undertaken in connection with managements' assessment of the effectiveness of internal controls to ensure compliance with Section 404 of the Sarbanes-Oxley Act.

除此之外，審核委員會亦於二零零七年進行其他符合美國呈報規定的工作，其中包括檢討本公司就《薩班斯－奧克斯萊(Sarbanes－Oxley)法案》方面的遵規情況；及審議管理層為本公司遵守《薩班斯－奧克斯萊法案》的內部監控規定(第404條)而開展的包括管理層評估在內的各項工作。

EXTERNAL AUDITORS

In the Reporting Period, the remuneration of the external auditors is estimated to be approximately RMB18.44 million, of which approximately RMB18.38 million was for the regular annual fee for audit of the Group's 2007 financial statements prepared under IFRS and PRC Accounting Regulations and the other relevant documents applicable for the purpose of 20-F filing, the remaining RMB0.06 million was for approved services not directly connected with annual audit. Audit fees are determined by the Audit Committee and approved by the Board of the Company.

The Audit Committee obtained an overall understanding of the non-audit services and its scope and was satisfied that the non-audit services (in respect of the nature of service and the total cost) had not affected the independence of the accounting firm. The non-audit services primarily comprise tax compliance services.

The partner appointed by the external auditor to take responsibility for the annual audit has been responsible for the service since 2006. Pursuant to applicable U.S. securities laws, the partner responsible for the annual audit may not undertake the service for more than 5 consecutive years.

外聘審計師

在本報告期內，外聘審計師酬勞預計為人民幣18.44百萬元，其中約人民幣18.38百萬元為負責審計有關本集團按照國際財務報告準則和中國會計準則編製之二零零七年度財務報表及美國20-F表格存檔的當年費用，剩餘的人民幣0.06百萬元為許可的非審計服務方面徵收的費用。審計費用需經審核委員會決定及提交本公司董事會批准。

審核委員會已經簡要瞭解非審計服務範圍及有關費用，並滿意該非審計服務(在服務性質和相對於常年審計費用的非經常審計服務的費用總額而言)沒有影響到會計師事務所的獨立性。非審計服務主要包括稅務常規服務。

外聘審計師目前委派負責本公司審計的合夥人自二零零六年起擔任該職務。根據適用的美國證券法例，負責本公司審計的合夥人不能連續擔任此項工作逾5年。

REMUNERATION AND APPRAISAL COMMITTEE

At the Company's annual general meeting held on 29 June 2007, the members of the fifth session of the Board of the Company were appointed during the re-election. Mr. Zhou Ruijin was elected as chairman of remuneration and appraisal committee and non-executive Director Luo Chaogeng and independent non-executive Director Wu Baiwang were appointed as members of the committee. After each internal meeting, the remuneration and appraisal committee reported to the Board of the Company. Constitutional documents of the remuneration and appraisal committee are posted on the Company's website.

薪酬與考核委員會

公司於二零零七年六月二十九日召開年度股東大會，換屆選舉產生了本公司第五屆董事會成員，並選舉周瑞金先生出任薪酬與考核委員會主席，非執行董事羅朝庚和獨立非執行董事吳百旺為委員會委員。本公司內部每次會議後，薪酬與考核委員會會向本公司董事會報告。薪酬與考核委員會的章程載於本公司網址。

The remuneration and appraisal committee held 1 meeting in 2007.

薪酬與考核委員會在二零零七年舉行1次會議。

Members and attendance of the remuneration and appraisal committee are as follows:

薪酬與考核委員會成員董事的出席率如下：

Directors 董事		Attendance/ No. of meetings 出席次數／會議次數	Attendance 出席率
Zhou Ruijin	周瑞金	1/1	100%
Luo Chaogeng	羅朝庚	1/1	100%
Wu Baiwang	吳百旺	1/1	100%

REMUNERATION POLICY OF EXECUTIVE DIRECTORS

Remuneration packages of executive Directors are aimed primarily at linking the remuneration of executive Directors to their performance and providing appropriate incentives. Pursuant to the policy, Directors are not allowed to approve their own remuneration.

執行董事之酬金政策

執行董事的酬金組合政策，主旨是使本公司執行董事之酬金及其表現與公司目標掛鈎，有助激勵執行董事的工作表現及留任。根據該政策，董事不可批准本身酬金。

The remuneration of executive Directors mainly comprises basic salary and bonus.

本公司執行董事酬金之主要組成包括基本薪酬與獎金。

BASIC SALARY

Executive Directors review and approve the basic salary of each executive Director every year pursuant to the remuneration policy of the Company. Pursuant to the service contracts entered into between the Company and each of the executive Directors, executive Directors are entitled to receive a fixed annual salary.

基本薪酬

執行董事每年均會根據本公司之酬金政策檢討及批準各執行董事之基本薪酬。根據本公司與執行董事之間所訂立之服務合約，執行董事有權獲取固定基本薪酬。

BONUS

Bonuses are calculated based on the measurable performance of the operating units for which the executive Directors are responsible.

獎金

獎金乃根據由執行董事所主管之業務部門之可衡量表現和貢獻為基礎計算。

REMUNERATION POLICY OF NON-EXECUTIVE DIRECTORS

Non-executive Directors do not receive remuneration from the Group.

Allowances (before tax) received by the 5 Independent Non-executive Directors in 2007 were as follows:

Hu Honggao	RMB120,000
Peter Lok	HK$120,000
Wu Baiwang	RMB120,000
Zhou Ruijin	RMB120,000
Xie Rong	RMB120,000

NOMINATION COMMITTEE

The Company has not established a nomination committee and the Board of the Company is directly responsible for nominating Directors. Pursuant to the articles of association, candidates for Director shall be nominated by the Board or shareholders, and nominations shall be submitted to the general meeting as motions for consideration.

INVESTOR RELATIONSHIP

The Company undertakes that the disclosure it makes is fair, comprehensive and transparent. The ultimate priority is to ensure effective communication with investors and to ensure that the Board of the Company is aware of the views of major shareholders. The Chairman meets major shareholders on a regular basis and the routine communication of the Board of the Company with the major shareholders is conducted through the company secretary.

The Company has drawn up and implemented an Information Disclosure and Management System and has further improved the information disclosure system in order to ensure the accuracy, completeness and timeliness of information disclosure; the Company has also established an information disclosure office for which the company secretary is responsible. The information disclosure office is mainly responsible for the collection, collation and compilation of basic information for disclosure, and is also responsible for drawing up the internal control and procedural guidelines. It is responsible for monitoring the correct implementation of the various control measures.

The Company has also implemented an Investor Relationship Management System, which specifies the basic principles and the institutional structure of the investor relationship management, as well as the duties and responsibilities of investor relationship work, so as to further foster corporate integrity and discipline, and to realize standardized operation, with the ultimate aim of maximizing the corporate value and shareholders' interests, and ensuring that benefits of investors are protected.

非執行董事之酬金政策

非執行董事均不在本集團內領取薪酬與酬金。

其中五名獨立非執行董事之二零零七年度領取如下補貼（含稅）：

胡鴻高	人民幣120,000元
樂鞏南	港幣120,000元
吳百旺	人民幣120,000元
周瑞金	人民幣120,000元
謝榮	人民幣120,000元

提名委員會

本公司現在沒有成立提名委員會。本公司董事會直接負責提名董事。根據公司章程規定，董事候選人由董事會或股東提名，並以提案方式提交股東大會審議。

與投資者關係

本公司承諾作公正的披露及提供全面而透徹的報告。董事會主席的最終責任，是確保與投資者有有效的溝通，並確保本公司董事會明白主要股東的意見。因此，主席須為此與股東會面。本公司董事會與主要股東的日常接觸，主要是透過公司秘書進行。

本公司制定並實施了《信息披露管理制度》，進一步完善本公司的信息披露制度，確保公司對外披露信息的準確性、完整性和及時性；同時建立了由公司秘書主持的信息披露辦公室。信息披露辦公室主要負責信息披露基礎資料的收集、匯總、整理工作，組織制定信息披露及相關的內部控制及程序等規章、制度，負責監督各項控制制度的正確執行等工作。

本公司還制定並實施了《投資者關係管理制度》，明確了投資者關係管理的基本原則和機構設置、投資者關係的工作內容和工作職責，更好地促進公司誠信自律、規範運作，最終實現公司價值最大化和股東利益最大化，切實保護投資者利益。

The Company has released information in relation to its quarterly results. In the latest annual general meeting held on 29 June 2007 in Shanghai, the meeting was open to all the shareholders and the media. A total of 12 shareholders attended in person or by proxy.

本公司亦就其季度業績表現發放訊息。最近期的股東週年大會於二零零七年六月二十九日，在上海舉行。該會議公開讓所有股東及傳媒參與，會上共有12位股東親身或委任代表出席。

In the annual general meeting, each matter was proposed as a resolution and voted by poll.

於股東週年大會上，每項事宜均以決議案個別提出，以投票方式進行表決。

Investors and the public may access our website and download coverage on such briefings. The website also sets out details of each of the Group's operations. Announcements of the interim and final results may also be downloaded from the website.

投資者及公眾登入公司網址，從網上數據庫下載簡報會文稿資料，網址內亦載有關於本集團各項業務的詳細資料。公佈中期及末期業績的公告亦可在本公司網址下載。

In 2007, the company secretary and principal officer of the capital investment market held 83 investors' meetings with Hong Kong investment analysts and investors, and also held 5 press conferences with media in the PRC.

本公司公司秘書及資本市場主管於二零零七年與香港的分析員及投資者進行了83次會議，並舉行5次國內媒體見面會。

Based on publicly available information and to the best knowledge of the Directors, at least 25% of the total issued share capital is held by the public. As at 31 December 2007, there were a total of 168,466 shareholders on the Company's register of members.

據本公司公開所得的資料及就公司董事所知，本公司至少25%已發行股本總額一直由公眾持有。於二零零七年十二月三十一日，本公司股東名冊上共有168,466名股東。

For any enquiries of the Board of the Company, shareholders may use the shareholders' hotline 8621-62686268, e-mail at ir@ce-air.com to contact the company secretary, or they may put forward their questions in the annual general meeting or extraordinary general meetings. In respect of the procedures for shareholders to convene annual general meeting or extraordinary general meetings, they may make enquiries of the company secretary through the aforesaid channels.

如欲向本公司董事會作出任何查詢，股東可透過股東熱線8621-62686268、電郵ir@ce-air.com聯絡公司秘書，或直接於年會或特別大會上直接提問。關於股東召開年會或特別大會及提呈決議案的程序，可透過上述途徑向公司秘書查詢。

On behalf of the Board of the Company

本公司董事會代表

Li Fenghua
Chairman

李豐華
董事長

Shanghai, the PRC
14 April 2008

中國上海
二零零八年四月十四日

Dear Shareholders,

In 2007, the members of the Supervisory Committee, basing themselves on the powers bestowed upon them by the Company Law and the Company's articles of association and their sense of responsibility toward all the shareholders, actively carried out their tasks, faithfully performed their supervisory duties and protected the legitimate rights and interests of the Company and of all the shareholders.

On 19 April 2007, the Supervisory Committee held a meeting, during which it adopted the Report of the Supervisory Committee for the year 2006, and resolved that it would be put forward to the 2006 Annual General Meeting of the Company for consideration; and at the same time, the Committee reviewed the financial report of the Company for the year 2006 and expressed a written audit opinion that the financial report of the Company for the year 2006 truly reflected the financial position and operating results of the Company, and resolved that it would be put forward to the 2006 Annual General Meeting of the Company for consideration; and it agreed with the resolution of no distribution of profits passed by the Board of Directors. On 26 April 2007, the Supervisory Committee held a meeting, during which it reviewed the full text and summary of the Company's report for the first quarter of 2007 and expressed an audit opinion. On 29 June 2007, the Supervisory Committee held a meeting, during which it elected Ms. Liu Jiangbo as chairman of the fifth Supervisory Committee. On 29 August 2007, the Supervisory Committee held a meeting, during which it reviewed the 2007 interim report of the Company and resolved that the 2007 interim report of the Company truly reflected the financial position and operating results of the Company. On 29 October 2007, the Supervisory Committee held a meeting, during which it reviewed the full text and summary of the Company's report for the third quarter of 2007 and expressed an audit opinion.

The Supervisory Committee has carefully reviewed financial information such as the financial report and the profit distribution scheme to be submitted to the 2007 Annual General Meeting for deliberation, and found no problems with these submissions. After examination, the Supervisory Committee did not discover any acts of insider trading in the Company's purchase or sale of assets, or any actions of the directors, presidents or other senior executives in carrying out their duties that in any way violated laws, regulations, or the articles of association of the Company or were prejudicial to the interests of the Company.

各位股東：

二零零七年度，本監事會依照《公司法》和《公司章程》賦予的權利，本著對全體股東負責的態度，積極開展各項工作，忠實履行監督職責，維護公司及全體股東的合法權益。

本監事會於二零零七年四月十九日召開會議，審議通過《監事會二零零六年度工作報告》，並決定將其提交公司二零零六年度股東大會審議，同時還審議了公司二零零六年度財務報告，監事會以書面形式發表了審核意見，認為公司二零零六年度財務報告真實地反映了公司的財務狀況和經營成果，是客觀公允的，同意將二零零六年度財務報告提交公司二零零六年度股東大會審議；同意董事會審議通過的二零零六年度不分配利潤的議案；監事會於二零零七年四月二十六日召開會議，審核了公司二零零七年第一季度報告的正文及摘要，並發表審核意見；監事會於二零零七年六月二十九日召開會議，選舉劉江波女士為第五屆監事會主席；監事會於二零零七年八月二十九日召開會議，審議公司二零零七年度中期報告並以決議的形式發表了審核意見，認為該報告真實地反映了公司的財務狀況和經營成果，是客觀公允的；監事會於二零零七年十月二十九日召開會議，審核了公司二零零七年第三季度報告的正文及摘要，並發表審核意見。

本監事會全面審核了擬提交二零零七年度股東大會審議的財務報告、利潤分配方案等財務資料，未發現有任何問題；監事會經審核未發現公司在收購、出售資產過程中有從事內幕交易的行為；監事會亦未發現公司董事、經理及其他高級管理人員在執行公司職務時有任何違反法律、法規、《公司章程》或損害公司利益的行為。

In the new year, the Supervisory Committee will, as in the past, conscientiously exercise the powers bestowed upon it by the Company's articles of association and perform corresponding obligations, further strengthen its supervision of the Company's financial affairs and ensure compliant business practices. It will continue to explore monitoring and control mechanisms which are of benefit in protecting investors and promoting the Company's development.

新的一年，本監事會將一如既往，認真行使《公司章程》賦予的各項權利，履行相應的義務，進一步加強財務監督，規範經營行為，繼續探索有利於保護投資者、促進公司發展的監督制約機制。

The Supervisory Committee is extremely grateful for the continuous strong support for its work offered by all the shareholders, directors, staff and workers.

本監事會的工作一直得到各位股東、董事及全體員工的大力支持，謹此表示衷心感謝。

On behalf of the Supervisory Committee

承監事會命

Liu Jiangbo
Chairman of the Supervisory Committee

劉江波
監事會主席

Shanghai, the PRC
14 April 2008

中國上海
二零零八年四月十四日

TO THE SHAREHOLDERS OF CHINA EASTERN AIRLINES CORPORATION LIMITED

(incorporated in the People's Republic of China with limited liability)

We have audited the consolidated financial statements of China Eastern Airlines Corporation Limited (the "Company") and its subsidiaries (together, the "Group") set out on pages 77 to 202, which comprise the consolidated and Company balance sheets as at 31 December 2007, and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

DIRECTORS' RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The Directors of the Company are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

致中國東方航空股份有限公司全體股東：

(於中華人民共和國註冊成立的有限公司)

本核數師(以下簡稱「我們」)已審核列載於第77至202頁中國東方航空股份有限公司(以下簡稱「貴公司」)及其附屬公司(以下簡稱「貴集團」)的綜合財務報表，此綜合財務報表包括於二零零七年十二月三十一日的本集團之綜合及本公司之資產負債表與截至該日止年度的本集團綜合收益表、綜合權益變動表和綜合現金流量表，以及主要會計政策概要及其他附註解釋。

董事就財務報表須承擔的責任

貴公司董事須負責根據國際財務報告準則及按照香港《公司條例》的披露規定編製及真實而公平地列報該等綜合財務報表。這責任包括設計、實施及維護與編製及真實而公平地列報財務報表相關的內部控制，以使財務報表不存在由於欺詐或錯誤而導致的重大錯誤陳述；選擇和應用適當的會計政策；及按情況下作出合理的會計估計。

核數師的責任

我們的責任是根據我們的審核對該等綜合財務報表作出意見。我們已根據國際審計準則進行審核。這些準則要求我們遵守道德規範，並規劃及執行審核，以合理確定此等財務報表是否不存有任何重大錯誤陳述。

審核涉及執行程序以獲取有關財務報表所載金額及披露資料的審核憑證。所選定的程序取決於核數師的判斷，包括評估由於欺詐或錯誤而導致財務報表存有重大錯誤陳述的風險。在評估該等風險時，核數師考慮與該公司編製及真實而公平地列報財務報表相關的內部控制，以設計適當的審核程序，但並非為對公司的內部控制的效能發表意見。審核亦包括評價董事所採用的會計政策的合適性及所作出的會計估計的合理性，以及評價財務報表的整體列報方式。

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

我們相信，我們所獲得的審核憑證是充足和適當地為我們的審核意見提供基礎。

OPINION

In our opinion, the consolidated financial statements give a true and fair view of the financial position of the Company and the Group as at 31 December 2007, and of the Group's financial performance and cash flows for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

意見

我們認為，該等綜合財務報表已根據國際財務報告準則真實而公平地反映貴公司及貴集團於二零零七年十二月三十一日的財務狀況及貴集團截至該日止年度的經營成果及現金流量，並已按照香港《公司條例》的披露規定妥為編製。

OTHER MATTERS

This report, including the opinion, has been prepared for and only for you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

其他事項

本報告包括意見，僅向整體股東報告，除此之外本報告別無其他目的。我們不會就本報告的內容向任何其他人士負上或承擔任何責任。

PricewaterhouseCoopers
Certified Public Accountants
Hong Kong, 14 April 2008

羅兵咸永道會計師事務所
執業會計師
香港，二零零八年四月十四日

Consolidated Income Statement 綜合損益表

		Note 註釋	2007 二零零七年 RMB'000 人民幣千元	2006 二零零六年 RMB'000 人民幣千元
Revenues	收入	5	**42,521,226**	37,634,132
Other operating income, net	其他營業收益，淨額	6	**604,713**	424,265
Operating expenses	營業支出			
Aircraft fuel	飛機燃料		**(15,117,147)**	(13,608,793)
Take-off and landing charges	飛機起降費		**(5,174,183)**	(4,989,382)
Depreciation and amortisation	固定資產折舊、攤銷		**(4,811,916)**	(4,597,178)
Wages, salaries and benefits	工資、薪金及福利	8	**(4,327,397)**	(3,538,082)
Aircraft maintenance	飛機維修費		**(2,392,039)**	(2,647,340)
Food and beverages	航空餐食供應		**(1,235,578)**	(1,188,016)
Aircraft operating lease rentals	飛機經營性租賃租金		**(2,850,873)**	(2,954,751)
Other operating lease rentals	其他經營性租賃租金		**(292,844)**	(276,715)
Selling and marketing expenses	銷售以及市場費用		**(1,805,342)**	(1,734,987)
Civil aviation infrastructure levies	民航基礎設施建設基金		**(781,613)**	(696,428)
Ground services and other charges	地面服務費及其他費用		**(224,466)**	(162,104)
Office, administrative and other expenses	辦公、管理及其他費用		**(3,943,083)**	(3,620,718)
Deficits on revaluation/ impairment loss	評估／減值損失	17,39	**(130,921)**	(1,035,343)
Total operating expenses	營業支出總額		**(43,087,402)**	(41,049,837)
Operating profit/(loss)	經營溢利／(虧損)	9	**38,537**	(2,991,440)
Finance income	財務收入	10	**2,119,881**	1,008,563
Finance costs	財務支出	11	**(1,978,550)**	(1,765,981)
Share of results of associates	攤佔聯營公司業績	21	**58,312**	103,566
Share of results of jointly controlled entities	攤佔共同控制實體業績	22	**30,086**	29,595
Profit/(loss) before income tax	除稅前溢利／(虧損)		**268,266**	(3,615,697)
Income tax	稅項	12	**(23,763)**	162,932
Profit/(loss) for the year	年度溢利／(虧損)		**244,503**	(3,452,765)
Attributable to:	歸屬於：			
Equity holders of the Company	本公司權益持有人		**268,896**	(3,313,425)
Minority interests	少數股東權益		**(24,393)**	(139,340)
			244,503	(3,452,765)
Earning/(loss) per share attributable to the equity holders of the Company during the year	年內本公司權益持有人應佔溢利／(虧損)			
– basic and diluted	－基本及攤薄	15	**RMB0.06**	RMB(0.68)

The notes on pages 85 to 202 are an integral part of these consolidated financial statements.

註釋85頁至202頁為財務報表的整體部份。

Consolidated Balance Sheet 綜合資產負債表

		Note 註釋	2007 二零零七年 RMB'000 人民幣千元	2006 二零零六年 RMB'000 人民幣千元
Non-current assets	**非流動資產**			
Intangible assets	無形資產	16	1,244,706	1,337,554
Property, plant and equipment	物業、機器及設備	17	47,548,204	40,050,466
Lease prepayments	預付租賃款	18	967,497	1,054,362
Advanced payments on acquisition of aircraft	飛機預付款	19	6,695,573	7,668,708
Investments in associates	投資於聯營公司	21	601,119	623,390
Investments in jointly controlled entities	投資於共同控制實體	22	336,966	115,540
Available-for-sale financial assets	可出售金融資產		53,236	47,554
Other long-term assets	其他長期資產	23	660,751	1,099,265
Deferred tax assets	遞延税項資產	33	113,211	82,146
Derivative assets	衍生資產	36	6,077	73,269
			58,227,340	52,152,254
Current assets	**流動資產**			
Flight equipment spare parts	飛機設備零件		1,124,936	1,198,642
Trade receivables and notes receivable	應收賬款及應收票據	24	2,096,007	1,719,782
Amounts due from related companies	應收有關聯公司款項	42	65,455	352,719
Prepayments, deposits and other receivables	預付款、存款及其他應收款	25	2,555,649	2,759,065
Cash and cash equivalents	現金及現金等價物	26	1,655,244	1,987,486
Derivative assets	衍生資產	36	89,470	113,532
Non-current assets held for sale	待出售非流動資產	39	2,262,058	882,426
			9,848,819	9,013,652
Current liabilities	**流動負債**			
Sales in advance of carriage	預售機位		1,211,209	891,659
Trade payables and notes payable	應付賬款及應付票據	27	3,137,880	5,026,764
Amounts due to related companies	應付有關聯公司款項	42	671,593	348,477
Other payables and accrued expenses	其他應付款及預提費用	28	9,624,491	7,873,603
Current portion of obligations under finance leases	融資租賃負債的流動部份	29	2,545,223	2,803,956
Current portion of borrowings	貸款的流動部份	30	18,494,521	16,016,327
Income tax payable	應付税項		90,867	80,483
Current portion of provision for aircraft overhaul expenses	飛機大修費用準備的流動部份	31	-	20,900
Derivative liabilities	衍生負債	36	20,238	124,722
Liabilities directly associated with non-current assets held for sale	與待出售非流動資產直接相關的負債	39	127,239	442,935
			35,923,261	33,629,826
Net current liabilities	**淨流動負債**		(26,074,442)	(24,616,174)
Total assets less current liabilities	**總資產減流動負債**		32,152,898	27,536,080

		Note 註釋	2007 二零零七年 RMB'000 人民幣千元	2006 二零零六年 RMB'000 人民幣千元
Non-current liabilities	**非流動負債**			
Obligations under finance leases	融資租賃負債	29	**13,906,987**	9,048,642
Borrowings	貸款	30	**11,369,307**	12,091,413
Provision for aircraft overhaul expenses	飛機大修費用準備	31	**956,910**	489,721
Other long-term liabilities	其他長期負債	32	**864,336**	614,655
Deferred tax liabilities	遞延税項負債	33	**50,369**	68,459
Post-retirement benefit obligations	退休後福利準備	34(b)	**1,370,702**	1,292,960
Long-term portion of staff housing allowance	職工住房補貼的長期部份	35(b)	**-**	439,491
Derivative liabilities	衍生負債	36	**21,558**	14,096
			28,540,169	24,059,437
Net assets	**淨資產**		**3,612,729**	3,476,643
Equity	**權益**			
Capital and reserves attributable to the equity holders of the Company	本公司權益持有人應佔資本及權益			
Share capital	股本	37	**4,866,950**	4,866,950
Reserves	儲備	38	**(1,839,187)**	(2,052,053)
			3,027,763	2,814,897
Minority interests	少數股東權益		**584,966**	661,746
Total equity	**總權益**		**3,612,729**	3,476,643

Li Fenghua
李豐華
Director
董事

Cao Jianxiong
曹建雄
Director
董事

The notes on pages 85 to 202 are an integral part of these consolidated financial statements.

註釋85頁至202頁為財務報表的整體部份。

Balance Sheet 資產負債表

		Note 註釋	2007 二零零七年 RMB'000 人民幣千元	2006 二零零六年 RMB'000 人民幣千元
Non-current assets	**非流動資產**			
Intangible assets	無形資產	16	939,674	1,032,679
Property, plant and equipment	物業、機器及設備	17	38,811,488	31,606,868
Lease prepayments	預付租賃款	18	425,136	497,668
Advanced payments on acquisition of aircraft	飛機預付款	19	6,695,573	7,006,853
Investments in subsidiaries	投資於附屬公司	20	3,785,557	3,882,670
Investments in associates	投資於聯營公司	21	377,872	377,872
Investments in jointly controlled entities	投資於共同控制實體	22	301,802	59,552
Available-for-sale financial assets	可出售金融資產		37,487	31,806
Other long-term assets	其他長期資產	23	498,849	994,729
Derivative assets	衍生資產	36	6,077	73,269
			51,879,515	45,563,966
Current assets	**流動資產**			
Flight equipment spare parts	飛機設備零件		864,204	931,415
Trade receivables and notes receivable	應收賬款及應收票據	24	1,375,156	1,116,466
Amounts due from related companies	應收有關聯公司款項	42	64,410	351,209
Prepayments, deposits and other receivables	預付款、存款及其他應收款	25	2,150,609	2,318,010
Cash and cash equivalents	現金及現金等價物	26	1,040,897	1,109,834
Derivative assets	衍生資產	36	89,470	113,532
Non-current assets held for sale	待出售非流動資產	39	764,120	882,426
			6,348,866	6,822,892
Current liabilities	**流動負債**			
Sales in advance of carriage	預售機位		1,211,209	891,659
Trade payables and notes payable	應付賬款及應付票據	27	2,662,716	4,610,855
Amounts due to related companies	應付有關聯公司款項	42	535,341	246,362
Other payables and accrued expenses	其他應付款及預提費用	28	8,337,940	6,570,291
Current portion of obligations under finance leases	融資租賃負債的流動部份	29	2,316,781	2,636,057
Current portion of borrowings	貸款的流動部份	30	15,943,774	13,004,878
Current portion of provision for aircraft overhaul expenses	飛機大修費用準備的流動部份	31	–	20,900
Derivative liabilities	衍生負債	36	20,238	124,722
Liabilities directly associated with non-current assets held for sale	與待出售非流動資產直接相關的負債	39	127,239	442,935
			31,155,238	28,548,659
Net current liabilities	**流動淨負債**		(24,806,372)	(21,725,767)
Total assets less current liabilities	**總資產減流動負債**		27,073,143	23,838,199

		Note 註釋	2007 二零零七年 RMB'000 人民幣千元	2006 二零零六年 RMB'000 人民幣千元
Non-current liabilities	**非流動負債**			
Obligations under finance leases	融資租賃負債	29	**11,455,722**	7,511,373
Borrowings	貸款	30	**9,650,583**	10,841,915
Provision for aircraft overhaul expenses	飛機大修費用準備	31	**737,371**	408,690
Other long-term liabilities	其他長期負債	32	**781,412**	614,655
Post-retirement benefit obligations	退休後福利準備	34(b)	**1,195,070**	1,144,653
Long-term portion of staff housing allowance	職工住房補貼的長期部份	35(b)	**-**	413,386
Derivative liabilities	衍生負債	36	**21,558**	14,096
			23,841,716	20,948,768
Net assets	**淨資產**		**3,231,427**	2,889,431
Equity	**權益**			
Capital and reserves attributable to the equity holders of the Company	本公司權益持有人應佔資本及權益			
Share capital	股本	37	**4,866,950**	4,866,950
Reserves	儲備	38	**(1,635,523)**	(1,977,519)
Total equity	**總權益**		**3,231,427**	2,889,431

Li Fenghua
李豐華
Director
董事

Cao Jianxiong
曹建雄
Director
董事

The notes on pages 85 to 202 are an integral part of these consolidated financial statements.

註釋85頁至202頁為財務報表的整體部份。

Consolidated Cash Flow Statement 綜合現金流量表

		Note 註釋	2007 二零零七年 RMB'000 人民幣千元	2006 二零零六年 RMB'000 人民幣千元
Cash flows from operating activities	**營運活動的現金流量**			
Cash generated from operations	營運產生的現金	40(a)	**4,998,034**	3,458,510
Interest paid	已付利息		**(2,240,721)**	(2,097,077)
Income tax paid	已付所得稅		**(62,549)**	(22,740)
Net cash inflow from operating activities	**營運活動產生的淨現金**		**2,694,764**	1,338,693
Cash flows from investing activities	**投資活動的現金流量**			
Additions of property, plant and equipment	購入物業、機器及設備		**(1,592,310)**	(879,756)
Proceeds from disposal of property, plant and equipment	出售物業、機器及設備所得款		**70,681**	328,419
Acquisition of land use rights	購入土地使用權		**-**	(37,158)
Acquisition of available-for-sale financial assets	購入可持作買賣的金融資產		**-**	(6,751)
Advanced payments on acquisition of aircraft	飛機、發動機及飛行設備的預付款		**(3,737,079)**	(4,560,694)
Refund of advanced payments upon delivery of aircraft	飛機交付時收回的飛機預付款		**3,064,580**	3,744,513
Repayment of other payables (instalment payment for acquisition of an airline business)	償還其他應付款(購入一航空業務的分期付款)		**(30,000)**	(30,000)
Interest received	已收利息		**96,849**	120,161
Dividend received	已收股息		**22,367**	8,617
Acquisitions of controlling interests in associates, net cash outflow	增購聯營公司的控制權益淨現金流出	40(d)	**-**	(366,529)
Capital injection in jointly controlled entity	向共同控制實體注資		**(92,416)**	-
Proceeds from disposal of interest in a subsidiary	出售附屬公司權益所得現金	40(c)	**441,002**	-
Net cash outflow from investing activities	**投資活動產生的淨現金**		**(1,756,326)**	(1,679,178)

		2007 二零零七年 RMB'000 人民幣千元	2006 二零零六年 RMB'000 人民幣千元
Cash flows from financing activities	**融資活動的現金流量**		
Proceeds from draw down of short-term bank loans	短期銀行貸款所得款	**18,464,695**	14,748,954
Repayments of short-term bank loans	償還短期銀行貸款	**(16,020,304)**	(15,133,553)
Proceeds from draw down of long-term bank loans	長期銀行貸款所得款	**3,383,349**	6,909,927
Repayments of long-term bank loans	償還長期銀行貸款	**(2,985,480)**	(4,179,412)
Principal repayments of finance lease obligations	償還融資租賃負債的本金	**(2,974,718)**	(2,539,995)
Proceeds from issuance of notes payable	發行應付票據所得款	**4,351,121**	7,696,014
Repayments of notes payable	償還應付票據	**(6,206,321)**	(6,014,279)
Repayment of debentures	償還債券	**-**	(2,000,000)
Refund of deposits for finance leases upon maturities	收回到期融資租賃飛機押金	**779,646**	1,046,732
2004 dividend paid	支付2004年股利	**-**	(60,000)
Dividends paid to minority shareholders of subsidiaries	向附屬公司的少數股東支付股利	**(46,400)**	(53,550)
Net cash outflow from financing activities	**融資活動產生淨現金**	**(1,254,412)**	420,838
Net (decrease)/increase in cash and cash equivalents	**現金及現金等價物淨(減少)/增加**	**(315,974)**	80,353
Cash and cash equivalents at 1 January	一月一日的現金及現金等價物	**1,987,486**	1,864,001
Exchange adjustments	匯率調整	**(16,268)**	43,132
Cash and cash equivalents at 31 December	**十二月三十一日的現金及現金等價物**	**1,655,244**	1,987,486

The notes on pages 85 to 202 are an integral part of these consolidated financial statements.

註釋85頁至202頁為財務報表的整體部份。

Consolidated statement of changes in equity 綜合權益變動表

		Attributable to equity holders of the Company 本公司股東權益					
		Share capital 股本 RMB'000 人民幣千元	Other reserves 儲備 RMB'000 人民幣千元	Accumulated losses 累積虧損 RMB'000 人民幣千元	Subtotal 匯總 RMB'000 人民幣千元	Minority interests 少數股東權益 RMB'000 人民幣千元	Total equity 總權益 RMB'000 人民幣千元
Balance at 1 January 2006	二零零六年一月一日結餘	4,866,950	1,229,115	(539)	6,095,526	822,477	6,918,003
Cash flow hedges, net of tax	現金流量套期，扣除稅項	-	8,441	-	8,441	-	8,441
Revaluation reserve, net of tax, arising from the acquisition of a controlling interest in an associate	由於進一步收購聯營公司控制權益使其成為附屬公司所引起的重估儲備，扣除稅項	-	24,355	-	24,355	-	24,355
Dividend paid to minority interests in subsidiaries	支付附屬公司少數股東股利	-	-	-	-	(42,892)	(42,892)
Loss for the year	年度虧損	-	-	(3,313,425)	(3,313,425)	(139,340)	(3,452,765)
Additions through acquisitions of subsidiaries	業務收購附屬公司增加	-	-	-	-	21,501	21,501
Transfer to other reserve	轉入其他儲備	-	20,966	(20,966)	-	-	-
Balance at 31 December 2006	二零零六年十二月三十一日結餘	4,866,950	1,282,877	(3,334,930)	2,814,897	661,746	3,476,643
Balance at 1 January 2007	**二零零七年一月一日結餘**	**4,866,950**	**1,282,877**	**(3,334,930)**	**2,814,897**	**661,746**	**3,476,643**
Cash flow hedges, net of tax	**現金流量套期，扣除稅項**	**-**	**(78,197)**	**-**	**(78,197)**	**-**	**(78,197)**
Dividend paid to minority interests in subsidiaries	**支付附屬公司少數股東股利**	**-**	**-**	**-**	**-**	**(46,400)**	**(46,400)**
Profit for the year	**年度溢利**	**-**	**-**	**268,896**	**268,896**	**(24,393)**	**244,503**
Share of revaluation surplus for available for sale investments held by associates	**攤佔聯營公司所持的可供出售投資的評估增值**	**-**	**22,167**	**-**	**22,167**	**-**	**22,167**
Disposal of a subsidiary	**出售子公司**	**-**	**-**	**-**	**-**	**(5,987)**	**(5,987)**
Adjustment to statutory and discretionary reserves (Note 38)	**調整法定及任意公積金（註釋38）**	**-**	**(428,808)**	**428,808**	**-**	**-**	**-**
Balance at 31 December 2007	**二零零七年十二月三十一日結餘**	**4,866,950**	**798,039**	**(2,637,226)**	**3,027,763**	**584,966**	**3,612,729**

The notes on pages 85 to 202 are an integral part of these consolidated financial statements.

註釋85頁至202頁為財務報表的整體部份。

1. CORPORATE INFORMATION

China Eastern Airlines Corporation Limited (the "Company"), a joint stock company limited by shares was incorporated in the People's Republic of China (the "PRC") on 14 April 1995. The address of its registered office is 66 Airport Street, Pudong International Airport, Shanghai, the PRC. The Company and its subsidiaries (together, the "Group") are principally engaged in the operation of civil aviation, including the provision of passenger, cargo, and mail delivery and other extended transportation services.

The Company is majority owned by China Eastern Air Holding Company ("CEA Holding"), a state-owned enterprise incorporated in the PRC.

The Company's shares are traded on The Stock Exchange of Hong Kong Limited, The New York Stock Exchange and The Shanghai Stock Exchange.

These consolidated financial statements have been approved for issue by the Board of Directors on 14 April 2008.

1. 公司資料

中國東方航空股份有限公司(「本公司」)是於一九九五年四月十四日在中華人民共和國(「中國」)成立的一間股份有限公司。本公司註冊地址為中國上海浦東國際機場機場路66號。本公司及其附屬公司(「本集團」)主要經營民航業務,包括客運、貨運、郵運及其他延伸的航空業務。

本公司大部份權益現由一家位於中國名為中國東方航空集團公司(「中國東航集團」)的國有企業擁有。

本公司的股份在香港聯合交易所有限公司、紐約證券交易所及上海證券交易所上市。

本綜合財務報表已經由董事會在二零零八年四月十四日批准刊發。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a) Basis of preparation

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards ("IFRS") and the disclosure requirements of the Hong Kong Companies Ordinance. The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of property, plant and equipment, available-for-sale financial assets, financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.

The preparation of consolidated financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in Note 4.

2. 重要會計政策摘要

編製本綜合財務報表採用的主要會計政策載於下文。除另有說明外,此等政策在所呈報的所有年度內貫徹應用。

(a) 編製基準

本集團的綜合財務報表是根據國際財務報告準則(「財務準則」)及香港公司條例的披露規定編製。綜合財務報表已按照歷史成本法編製,並就物業、機器及設備、可供出售金融資產、按公允值透過損益記賬的金融資產和金融負債(包括衍生工具)的重估而作出修訂。

編製符合財務準則的財務報表需要使用若干關鍵會計估算。這亦需要管理層在應用本公司會計政策過程中行使其判斷。涉及高度的判斷或高度複雜性的範疇,或涉及對綜合財務報表屬重大假設和估算的範疇,在財務報表註釋4中披露。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(a) Basis of preparation (Cont'd)

The Group's accumulated losses were approximately RMB2,637 million as at 31 December 2007 and its current liabilities exceeded its current assets by approximately RMB26,074 million. Based on the Group's history of obtaining finance, its relationships with its bankers, banking facilities available and net operating cash inflow, the Board of Directors consider that the Group will be able to obtain sufficient financing to enable it to operate and meet its liabilities as and when they fall due. Accordingly, it is appropriate that these consolidated financial statements should be prepared on a going concern basis and they do not include any adjustments that would be required should the Company and the Group fail to continue as a going concern.

(i) Standards, amendment and interpretations effective in 2007

- IFRS 7, 'Financial instruments: Disclosures', and the complementary amendment to IAS 1, 'Presentation of financial statements – Capital disclosures', introduces new disclosures relating to financial instruments.

2. 重要會計政策摘要(續)

(a) 編製基準(續)

截止二零零七年十二月三十一日，本集團累積虧損為人民幣2,637百萬元，流動負債大於流動資產人民幣26,074百萬元。但基於本集團獲取融資的記錄、與各大銀行及財務機構的良好合作關係、已取得的借貸信用額度及淨經營現金流入，董事會認為本集團可以繼續獲取足夠的融資來源，來保證經營所需的資金。基於以上所述，本公司及本集團的財務報表並沒有包括任何在不能持續經營基礎下需要的調整，所以董事會以持續經營為基礎而編製本年度會計報表。

(i) 在二零零七年已生效的準則、修訂及詮釋

- 國際財務準則第7號「金融工具：披露」，及國際會計準則第1號「財務報表的呈報－資本披露」的補充修訂引入了有關金融工具的新披露規定。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(a) Basis of preparation (Cont'd)

(ii) Standards, amendments and interpretations to existing standards that are not yet effective and relevant for the Group's operations

The following standards, amendments and interpretations to existing standards have been published and are mandatory for the Group's accounting periods beginning on or after 1 January 2008 or later periods, but the Group has not early adopted them:

- IFRIC 13, 'Customer loyalty programmes' (effective from 1 July 2008). IFRIC 13 clarifies that where goods or services are sold together with a customer loyalty incentive (for example, loyalty points or free products), the arrangement is a multiple-element arrangement and the consideration receivable from the customer is allocated between the components of the arrangement using fair values. The Group will apply IFRIC 13 from 1 January 2009. The expected impact is still being assessed in detail by management.

2. 重要會計政策摘要（續）

(a) 編製基準（續）

(ii) 仍未生效，並與本集團經營活動有關的準則、修訂及對現有準則的詮釋

以下為已公佈的準則、修訂及對現有準則的詮釋，而本集團必須在二零零八年一月一日或之後開始的會計期間或較後期間採納，但本集團並無提早採納：

- 國際財務報告詮釋委員會詮釋第13號「客戶忠誠度計劃」（由二零零八年七月一日起生效）。國際財務報告詮釋委員會詮釋第13號澄清了假若貨品或服務是跟隨一項客戶忠誠度獎勵計劃（例如忠誠度分數或贈品）而售出，則有關安排屬於多重銷售組合安排，應收客戶的代價須利用公平值在多重銷售組合安排部份中分攤。本集團將會由二零零九年一月一日起採用國際財務報告詮釋委員會詮釋第13號，預期對本集團的影響仍在評估中。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(a) Basis of preparation (Cont'd)

(ii) Standards, amendments and interpretations to existing standards that are not yet effective and relevant for the Group's operations (Cont'd)

- IFRIC 14, 'IAS 19 – The limit on a defined benefit asset, minimum funding requirements and their interaction' (effective from 1 January 2008). IFRIC 14 provides guidance on assessing the limit in IAS 19 on the amount of the surplus that can be recognised as an asset. It also explains how the pension asset or liability may be affected by a statutory or contractual minimum funding requirement. The Group will apply IFRIC 14 from 1 January 2008, but it is not expected to have any impact on the Group's accounts.

2. 重要會計政策摘要(續)

(a) 編製基準(續)

(ii) 仍未生效，並與本集團經營活動有關的準則、修訂及對現有準則的詮釋(續)

- 國際財務報告詮釋委員會詮釋第14號「國際會計準則第19號－界定福利資產限額、最低資金要求及兩者相互關係」(由二零零八年一月一日起生效)。國際財務報告詮釋委員會詮釋第14號對國際會計準則第19號有關評估可確認為資產的盈餘金額的限額提供指引。此項準則亦解釋了公積金資產或負債如何可能受法定或合約性的最低資金要求所影響。本集團會由二零零八年一月一日起採用國際財務報告詮釋委員會詮釋第14號，但預期不會對本集團的賬目有任何影響。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(a) Basis of preparation (Cont'd)

(ii) Standards, amendments and interpretations to existing standards that are not yet effective and relevant for the Group's operations (Cont'd)

- IAS 1 (Revised), "Presentation of Financial Statements" (effective from 1 January 2009). IAS 1 (Revised) requires all owner changes in equity to be presented in a statement of changes in equity. All comprehensive income is presented in one statement of comprehensive income or in two statements (a separate income statement and a statement of comprehensive income). It requires presenting a statement of financial position as at the beginning of the earliest comparative period in a complete set of financial statements when there are retrospective adjustments or reclassification adjustments. However, it does not change the recognition, measurement or disclosure of specific transactions and other events required by other IFRSs. The Group will apply IAS 1 (Revised) from 1 January 2009.

- IFRS 8, 'Operating segments' (effective from 1 January 2009). IFRS replaces IAS 14 and aligns segment reporting with the requirements of the US standard SFAS 131, "Disclosures about segments of an enterprise and related information'. The new standard requires a 'management approach', under which segment information is presented on the same basis as that used for internal reporting purposes. The Group will apply IFRS 8 from 1 January 2009, but it is not expected to have any impact on the Group's financial statements.

2. 重要會計政策摘要(續)

(a) 編製基準(續)

(ii) 仍未生效，並與本集團經營活動有關的準則、修訂及對現有準則的詮釋(續)

- 國際會計準則第1號(經修訂)「財務報表的呈報」(由二零零九年一月一日起生效)。國際會計準則第1號(經修訂)規定所有權益擁有人的變動必須在權益變動表中呈列。所有全面收入必須在全面收入報表中，或分開在收益表和全面收入報表中呈列。此項修訂規定如有追溯調整或重新分類的調整，應將最早的可比較期間開始時的財務狀況報表在整份財務報表中呈列。但此項修訂沒有改變其他國際財務報告準則對特定交易和其他事項的確認、計量或披露規定。本集團將會由二零零九年一月一日起採用國際會計準則第1號(經修訂)。

- 國際財務準則第8號「營運分部」(由二零零九年一月一日起生效)。國際財務準則第8號取代了國際會計準則第14號，並將分部報告與美國準則SFAS131「有關企業分部和相關資料的披露」的規定統一起來。此項新準則要求採用「管理方法」，即分部資料須按照與內部報告所採用的相同基準呈報。本集團將會由二零零九年一月一日起採用國際財務準則第8號，但預期不會對本集團的賬目有任何影響。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(a) Basis of preparation (Cont'd)

(ii) Standards, amendments and interpretations to existing standards that are not yet effective and relevant for the Group's operations (Cont'd)

- IAS 27 (Revised) "Consolidated and Separate Financial Statements" (effective from annual period beginning on or after 1 July 2009). The amendment requires non-controlling interests (i.e. minority interests) to be presented in the consolidated statement of financial position within equity, separately from the equity of the owners of the parent. Total comprehensive income must be attributed to the owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance. Changes in a parent's ownership interest in a subsidiary that do not result in the loss of control are accounted for within equity. When control of a subsidiary is lost, the assets and liabilities and related equity components of the former subsidiary are derecognised. Any gain or loss is recognised in profit or loss. Any investment retained in the former subsidiary is measured at its fair value at the date when control is lost. The Group will apply IAS 27 (Revised) from 1 January 2010.

2. 重要會計政策摘要(續)

(a) 編製基準(續)

(ii) 仍未生效,並與本集團經營活動有關的準則、修訂及對現有準則的詮釋(續)

- 國際會計準則第27號(經修訂)「綜合及獨立財務報表」(由二零零九年七月一日或之後開始的年度期間起生效)。此項修訂規定非控制性權益(即少數股東權益)必須在綜合財務狀況報表內的權益中呈列,並與母公司的擁有人權益分開列報。全面收入總額必須歸屬於母公司擁有人和非控制性權益,即使這導致非控制性權益出現虧損結餘。母公司在附屬公司不導致失去控制權的權益變動,在權益中記賬。當失去對附屬公司的控制權時,將該前附屬公司的資產、負債和相關權益部份剔除確認。任何溢利或虧損在收益表中確認。在該前附屬公司所保留的任何投資按控制權失去當日的公平值記賬。本集團將會由二零一零年一月一日起採用國際會計準則第27號(經修訂)。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(a) Basis of preparation (Cont'd)

(ii) Standards, amendments and interpretations to existing standards that are not yet effective and relevant for the Group's operations (Cont'd)

- IFRS 3 (Revised) "Business Combinations" (effective for business combinations with acquisition date on or after the beginning of the first annual reporting period beginning on or after 1 July 2009). The amendment may bring more transactions into acquisition accounting as combinations by contract alone and combinations of mutual entities are brought into the scope of the standard and the definition of a business has been amended slightly. It now states that the elements are "capable of being conducted" rather than "are conducted and managed". It requires considerations (including contingent consideration), each identifiable asset and liability to be measured at its acquisition-date fair value, except leases and insurance contracts, reacquired right, indemnification assets as well as some assets and liabilities required to be measured in accordance with other IFRSs. They are income taxes, employee benefits, share-based payment and non current assets held for sale and discontinued operations. Any non-controlling interest in an acquiree is measured either at fair value or at the non-controlling interest's proportionate share of the acquiree's net identifiable assets. The Group will apply IFRS 3 (Revised) from 1 January 2010.

2. 重要會計政策摘要(續)

(a) 編製基準(續)

(ii) 仍未生效,並與本集團經營活動有關的準則、修訂及對現有準則的詮釋(續)

- 國際財務準則第3號(經修訂)「企業合併」(適用於企業合併的收購日期是在二零零九年七月一日或以後開始的首個年度報告期間或以後)。此項修訂或會令更多交易採用收購會計法記賬,因為單純以合約方式合併和互助實體的合併已被納入此項準則的範圍內,而業務的定義已作出輕微修改。該準則現説明有關成份乃「能夠進行」而非「進行和管理」。該修訂規定了代價(包括或然代價)、每項可辨識的資產和負債必須按其收購日的公平值計量,惟租賃和保險合約、重新購入的權利、賠償保證資產以及須根據其他國際財務報告準則計量的若干資產和負債則除外。這些項目包括所得税、僱員福利、以股份為基礎的付款以及持作出售的非流動資產和已終止經營業務。在某一被收購方的任何非控制性權益可按公平值,或按非控制性權益以比例應佔被收購方的可辨識淨資產計量。本集團將會由二零一零年一月一日起應用國際財務報告準則第3號(經修訂)。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(b) Revised accounting estimates and change of accounting policy

(i) *Treatment of aircraft and engine overhaul costs*

During the year ended 31 December 2007, the Group reviewed the way it accounts for certain aircraft maintenance activities and decided to change its accounting policy with respect to the cost of major overhauls of airframes and engines held under operating leases. The review of the Group's accounting policy was, in part, initiated in response to recent changes in generally accepted accounting practice in the United States which have eliminated the use of the accrual method for overhauls.

Previously, the Group accrued for the cost of periodic major overhauls of airframes over the period between overhauls based on flying hours but only accrued for certain return condition checks for engines based on the specific terms of operating lease agreements. The Group has now adopted a new policy under which the periodic cost of major overhauls of both airframes and engines is expensed as incurred and accrual is made for the estimated cost of return condition checks (for both airframes and engines) on a straight line basis over the term of the relevant lease. The Group determined that its new policy for accounting of overhauls for aircraft under operating leases is more relevant and appropriate in the context of the significant growth in the size of the Group's fleet. The new policy is consistent with similar policies adopted by many other large international airlines with mature fleets. The impact of the change in accounting policy for airframes is immaterial to the amounts reported in prior years. If the adjustments had been applied retrospectively, the impact would have been to decrease aircraft maintenance expense and loss for the year ended 31 December 2006 by RMB78 million (2005: increase aircraft maintenance expense and loss for the year by RMB26 million).

2. 重要會計政策摘要(續)

(b) 會計估計變更及會計政策變更

(i) *飛機及發動機大修的會計處理*

於二零零七年十二月三十一日止年度，本集團就飛機大修的會計處理作出評估並決定更改其經營性租賃飛機及發動機大修費用的會計政策。引發該次評估的其中一個原因是由於在美國一般公認會計準則下不再允許對大修費用進行預提。

於以往年度，本集團對經營性租賃飛機定期大修的費用是按照飛行小時於大修之間進行預提，而若干發動機則根據相關經營性租賃協定中的某些交還條件進行預提。本集團現採用的新政策將就飛機及發動機為滿足交還條件的估計大修費用於相關經營性租賃期內按直線法預提，而租賃期間內的定期大修費用(包括飛機及發動機)則於發生當期在損益表中費用化。本集團認為經營租賃飛機及發動機大修費用的新會計政策能更適合於本集團的機隊在迅速增長下的情況。新的會計政策亦與其他具有成熟機隊的國際航空公司所採用的相關政策一致。新會計政策對以往年度業績的影響並不重大。假若此更改以追溯法列示，則二零零六年十二月三十一日止年度的飛機維修費及淨虧損將減少人民幣78百萬元(二零零五年十二月三十一日年度：增加飛機維修費及淨虧損人民幣26百萬元)。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(b) Revised accounting estimates and change of accounting policy (Cont'd)

(i) Treatment of aircraft and engine overhaul costs (Cont'd)

As part of the Group's review of its accounting for overhaul costs, inconsistencies were identified in (1) the way that the Group's previous policies had been applied to certain individual engines based on interpretation of their lease contracts; and (2) the accounting for maintenance costs under certain "Power by hour" contracts where maintenance contractors receive agreed payments based on the number of operating hours for the engine. The net effect of the necessary adjustments, if they had been applied retrospectively, would have been to increase aircraft maintenance expense and loss for the year ended 31 December 2006 by RMB33 million (2005: decrease aircraft maintenance expense and loss for the year by RMB35 million). The impact of these corrections is immaterial to the amounts reported in prior years.

The aggregate impact of the application of the change in accounting policy and the correction of the inconsistencies referred to above is immaterial to both the 2007 and prior year financial statements and all changes have been recognised in the current year. The cumulative impact of the new policy and the corrections was an increase of RMB31 million in net assets and profit as of and for the year ended 31 December 2007.

2. 重要會計政策摘要(續)

(b) 會計估計變更及會計政策變更(續)

(i) 飛機及發動機大修的會計處理(續)

本集團在評估大修費用的同時發現了以下不一致的地方：(1)本集團以前年度會計政策是根據對若干發動機的租賃合同的理解執行的；(2)就包修合同按照發動機飛行小時支付給大修服務商的大修費用的會計政策。假若以上相關調整以追溯法列示，其合併影響為增加二零零六年度十二月三十一日止年度飛機維修費及淨虧損人民幣33百萬元(二零零五年十二月三十一日止年度：減少飛機維修費及淨虧損人民幣35百萬元)。該些調整對以往年度已披露的金額沒有重大影響。

上述會計政策的更改及對不一致地方更正對二零零七年及以往年度財務報表的綜合影響並不重大，且所有相關更正已在本年度予以反映。上述會計政策的更改及不一致的更正對本年度的累計影響為增加二零零七年十二月三十一日止年度的利潤及於二零零七年十二月三十一日的淨資產計人民幣31百萬元。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(b) Revised accounting estimates and change of accounting policy (Cont'd)

(ii) Change in useful life of flight equipment

The Group has changed the estimated useful life of flight equipment. Previously, flight equipment was depreciated over 20 years plus an annual provision of 7% for scrapped items. The economic useful life of flight equipment has been reviewed and it is now depreciated over 10 years with no annual provision for scrapped items with effect from 1 January 2007. Management considers the new treatment more accurately reflects past experience and is consistent with industry practice. The change in estimate has resulted in a decreased depreciation charge of RMB44 million for the year ended 31 December 2007.

(iii) Change in depreciation method for components related to engine overhaul

The Group has changed the depreciation method applied to components related to engine overhauls. Previously, components related to engine overhauls were depreciated on a straight-line basis over 2 to 8 years. The economic useful life of components related to engine overhauls has been reviewed and component costs are now depreciated between each overhaul period using the ratio of actual flying hours and estimated flying hours between overhauls. Management considers the new policy better reflects the pattern in which the component's future economic benefits are expected to be consumed by the entity. The change in estimate has resulted in a decreased depreciation charge of RMB109 million for the year ended 31 December 2007.

(c) Consolidation

The consolidated financial statements include the financial statements of the Company and all of its subsidiaries made up to 31 December.

2. 重要會計政策摘要(續)

(b) 會計估計變更及會計政策變更(續)

(ii) 飛機設備的使用年限變更

本集團修改了飛行設備的預期使用年限。飛行設備的原折舊期限為20年並於每年提取7%的報廢準備。本集團對飛機零部件的經濟可使用年限進行了重新評估，自二零零七年一月一日起，飛行設備按10年折舊且不計提報廢準備。管理層認為該新政策更合理地反映了歷史經驗並且與行業慣例保持一致。該會計估計變更對截至二零零七年十二月三十一日止年度的影響數為減少折舊費約人民幣44百萬元。

(iii) 與發動機大修費用有關的組件折舊方法的改變

本集團修改了與發動機大修費用有關的組件的折舊方法。原先與發動機大修費用相關的組件以直線法在2-8年內攤銷。與發動機大修費用相關的組件的使用期限經修訂後在每個大修期間內以實際飛行小時與預期飛行小時之比例計提折舊。管理層認為新的政策更有利於反映組件為公司使用下的未來經濟效益。該會計估計變更對二零零七年十二月三十一日年度的影響數為減少折舊費約人民幣109百萬元。

(c) 集團會計

綜合賬目包括本公司及其所有附屬公司截至十二月三十一日止的財務報表。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(c) Consolidation (Cont'd)

(i) Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group, including those acquired from holding companies. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest.

The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

Inter-company transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

2. 重要會計政策摘要(續)

(c) 集團會計(續)

(i) 附屬公司

附屬公司指本集團有權管控其財政及營運政策的所有實體(包括特殊目的實體),一般附帶超過半數投票權的股權。在評定本集團是否控制另一實體時,目前可行使或可兑換的潛在投票權的存在及影響均予考慮。

附屬公司在控制權轉移至本集團之日起全面合併。附屬公司在控制權終止之日起停止合併。

收購法乃用作本集團收購附屬公司的入賬方法,包括從控股公司收購的附屬公司。收購的成本根據於交易日期所給予資產、所發行的股本工具及所產生或承擔的負債的公允值計算,另加該收購交易直接應佔的成本。在企業合併中所收購可識辨的資產以及所承擔的負債及或然負債,首先以該等於收購日期的公允值計量,而不考慮任何少數股東權益的限額。

收購成本超過本集團應佔所收購可識辨資產淨值公允值的數額記錄為商譽。若收購成本低於所購入附屬公司資產淨值的公允值,該差額直接在損益表確認。

集團內公司之間的交易、交易的結餘及未實現收益予以對銷。除非交易提供了所轉讓資產減值之憑證,否則未實現虧損亦予以對銷。附屬公司的會計政策已按需要作出改變,以確保與本集團採用的政策符合一致。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(c) Consolidation (Cont'd)

(i) *Subsidiaries (Cont'd)*

In the Company's balance sheet, the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividend received and receivable.

(ii) *Transactions with minority interests*

The Group applies a policy of treating transactions with minority interests as transactions with parties external to the Group. Disposals to minority interests result in gains and losses for the Group that are recorded in the income statement. Purchases from minority interests result in goodwill, being the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary.

(iii) *Associates*

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting and are initially recognised at cost. The Group's investments in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition.

The Group's share of its associates' post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

2. 重要會計政策摘要(續)

(c) 集團會計(續)

(i) *附屬公司(續)*

在本公司之資產負債表內，於附屬公司之投資按成本值扣除減值虧損準備列賬。附屬公司之業績由本公司按已收及應收股息入賬。

(ii) *與少數股東之交易*

本集團採納將其與少數股東進行之交易視為與本集團以外的人士進行的交易的政策。向少數股東進行的出售而導致本集團的盈虧於綜合收益表記賬。向少數股東進行購置而導致的商譽，相當於所支付的任何代價與相關應佔所收購附屬公司淨資產之賬面值的差額。

(iii) *聯營公司*

聯營公司指所有本集團對其有重大影響力而無控制權的實體，通常附帶有20%-50%投票權的股權。聯營公司投資以權益會計法入賬，初始以成本確認。本集團於聯營公司之投資包括收購時已識辨的商譽(扣除任何累計減值虧損)。

本集團應佔收購後聯營公司的溢利或虧損於損益表內確認，而應佔收購後儲備的變動則於儲備賬內確認。投資賬面值會根據累計之收購後儲備變動而作出調整。如本集團應佔一家聯營公司之虧損等於或超過其在該聯營公司之權益，包括任何其他無抵押應收款，本集團不會確認進一步虧損，除非本集團已代聯營公司承擔責任或作出付款。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(c) Consolidation (Cont'd)

(iii) Associates (Cont'd)

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

Dilution gains and losses in associates are recognised in the consolidated income statement.

In the Company's balance sheet, the investments in associates are stated at cost less provision for impairment losses (Note 2(n)). The results of associates are accounted for by the Company on the basis of dividend received and receivable.

(iv) Jointly controlled entities

A jointly controlled entity is an entity in which the Group has joint control over its economic activity established under a contractual arrangement. The Group's investments in jointly controlled entities includes goodwill (net of any accumulated impairment loss) identified on acquisition.

The Group's interests in jointly controlled entities are accounted for by the equity method of accounting based on the audited financial statements or management accounts of the jointly controlled entities. The Group's share of its jointly controlled entities' post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements is adjusted against the carrying amount of the investment. When the Group's share of losses in a jointly controlled entity equals or exceeds its interest in that entity, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the jointly controlled entity.

2. 重要會計政策摘要(續)

(c) 集團會計(續)

(iii) 聯營公司(續)

本集團與其聯營公司之間交易的未實現收益按集團在聯營公司權益的數額對銷。除非交易提供了所轉讓資產減值之憑證，否則未實現虧損亦予以對銷。聯營公司的會計政策已按需要作出改變，以確保與本集團採用的政策符合一致。

在聯營公司的攤薄盈虧於綜合收益表確認。

在本公司之資產負債表內，於聯營公司之投資按成本值扣除減值虧損準備(如有)列賬(註釋2(n))。聯營公司之業績由本公司按已收及應收股息入賬。

(iv) 共同控制實體

共同控制實體是指本集團，在合約條款下，對其經營活動擁有共同控制決定權的實體。本集團對共同控制實體的投資包括收購時已識辨的商譽(扣除任何累計減值虧損)。

本集團根據共同控制實體經審計或管理層提供的財務報告，按權益法確認對共同控制實體的權益份額。本集團自收購日起應佔共同控制實體的盈利或虧損計入損益，自收購日後的累計變動乃用作調整投資的賬面值。當本集團所攤佔的共同控制實體虧損已超過或等於其投資成本，包括任何其他非抵押的應收款，本集團不會確認進一步虧損，除非本集團已代共同控制實體承擔責任或作出付款。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(c) Consolidation (Cont'd)

(iv) Jointly controlled entities (Cont'd)

The Group recognises the portion of gains or losses on the sale of assets by the Group to the joint venture that it is attributable to the other venturers. The Group does not recognise its share of profits or losses from the joint venture that result from the Group's purchase of assets from the joint venture until it resells the assets to an independent party. However, a loss on the transaction is recognised immediately if the loss provides evidence of a reduction in the net realisable value of current assets, or an impairment loss.

In the Company's balance sheet, the investments in jointly controlled entities are stated at cost less provision for impairment losses. The results of jointly controlled entities are accounted for by the Company on the basis of dividends received and receivable.

(d) Segmental reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

(e) Foreign currency translation

(i) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The consolidated financial statements are presented in Chinese Renminbi ("RMB"), which is the Company's functional and presentation currency.

2. 重要會計政策摘要(續)

(c) 集團會計(續)

(iv) 共同控制實體(續)

本集團對向共同控制實體出售資產中其他合營方應佔的盈虧部份確認入賬。本集團不確認本集團向共同控制實體購入資產而產生之應佔合營企業盈虧，除非其已將資產轉售予第三方。然而，若有關虧損證明流動資產的可變現淨值減少或出現減值虧損，交易虧損即時確認。

在本公司之資產負債表內，於共同控制實體之投資按成本值扣除減值虧損準備列賬。共同控制實體之業績由本公司按已收及應收股息入賬。

(d) 分部報告

業務分部指從事提供產品或服務的一組資產和業務，而產品或服務的風險和回報與其他業務分部的不同。地區分部指在某個特定經濟環境中從事提供產品或服務，其產品或服務的風險和回報與在其他經濟環境中營運的分部的不同。

(e) 外幣換算

(i) 功能和列賬貨幣

本集團每個實體的財務報表所列項目均以該實體營運所在的主要經濟環境的貨幣計量(「功能貨幣」)。綜合財務報表以人民幣呈報，人民幣為本公司的功能及列賬貨幣。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(e) Foreign currency translation (Cont'd)

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges or qualifying net investment hedges.

(f) Revenue recognition and sales in advance of carriage

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and the provision of services in the ordinary course of the Group's activities. Revenue is shown net of business and value-added taxes, returns, rebates and discounts and after eliminating sales within the Group.

The Group recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the Group's activities as described below. The amount of revenue is not considered to be reliably measurable until all contingencies relating to the sale have been resolved. The Group bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

(i) Traffic revenues

Passenger, cargo and mail revenues are recognised as traffic revenues when the transportation services are provided. The value of sold but unused tickets is recognised as sales in advance of carriage ("SIAC").

2. 重要會計政策摘要(續)

(e) 外幣換算(續)

(ii) 交易及結餘

外幣交易採用交易日的匯率換算為功能貨幣。除了符合在權益中遞延入賬的現金流量對沖和淨投資對沖外，結算此等交易產生的匯兑盈虧以及將外幣計值的貨幣資產和負債以年終匯率換算產生的匯兑盈虧在損益表確認。

(f) 收入的確認與預售機位

收益指本集團在通過活動過程中出售貨品及提供服務的已收或應收代價的公允值。收益在扣除營業及增值税、退貨、回扣和折扣，以及對銷集團內部銷售後列賬。

當收入的數額能夠可靠計量、未來經濟利益有可能流入有關實體，而本集團每項活動均符合具體條件時(如下文所述)，本集團便會將收入確認。除非與銷售有關的所有或然事項均已解決，否則收入的數額不被視為能夠可靠計量。本集團會根據其往績並考慮客戶類別、交易種類和每項安排的特點作出估計。

(i) 運輸收入

客運、貨運與郵運收入於提供運輸服務時確認為運輸收入。售出但未使用的機票金額則作為預售機位。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(f) Revenue recognition and sales in advance of carriage (Cont'd)

(ii) *Commission income*

Commission income represents amounts earned from other carriers in respect of sales made by the Group on their behalf, and is recognised in the income statement upon ticket sales.

(iii) *Other revenue*

Revenues from other operating businesses, including income derived from the provision of ground services and cargo handling services, are recognised when the services are rendered.

Rental income from subleases of aircraft is recognised on a straight-line basis over the terms of the respective leases. Rental income from leasing office premises and cargo warehouses is recognised on a straight-line basis over the lease term.

(g) Government grants

Grants from the Government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

Government grants relating to costs are deferred and recognised in the income statement over the period necessary to match them with the costs that they are intended to compensate.

Government grants relating to property, plant and equipment are included in non-current liabilities as deferred government grants and are credited to the income statement on a straight-line basis over the expected lives of the related assets.

(h) Maintenance and overhaul costs

In respect of aircraft and engines under operating leases, the Group has the responsibility to fulfill certain return conditions under the leases. Provision for the estimated cost of these return condition checks is made on a straight line basis over the term of the leases.

2. 重要會計政策摘要(續)

(f) 收入的確認與預售機位(續)

(ii) *佣金收入*

佣金收入包括由本集團為其他航空公司售票而賺取的款項。佣金收入於機票出售時確認。

(iii) *其他營運收入*

其他營運收入包括提供地勤服務的收入及貨運處理服務的收入，此等收入均在提供服務時確認。

飛機的分租收入以直線法在相應租賃期內確認。出租辦公場所及貨庫取得的租金收入在租賃期內以直線法確認。

(g) 政府補貼

政府補貼在本集團已滿足補貼附帶的條件及有合理的保證相關的補貼將可收取時，按公允值確認。

與成本有關之政府補貼遞延入賬，並按擬補償之成本配合所需期間在損益賬中確認。

與購買物業、機器及設備有關之政府補貼列入非流動負債作為遞延政府補貼，並按有關資產之預計年期以直線法在損益賬確認。

(h) 維修與大修費用

對於經營性租賃的飛機，本集團有責任滿足在相關租賃內約定的交還條件。為滿足交還條件的估計大修費用於相關租賃期內按直線法預提。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(h) Maintenance and overhaul costs (Cont'd)

In respect of aircraft and engines owned by the Group or held under finance leases, overhaul costs are capitalised as a component of property, plant and equipment and are depreciated over the appropriate maintenance cycles (note 2(m)).

All other repairs and maintenance costs are charged to the income statement as and when incurred.

(i) Interest income

Interest income is recognised on a time-proportion basis using the effective interest method. When a receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loans is recognised using the original effective interest rate.

(j) Borrowing costs

Borrowing costs incurred for the construction of any qualifying asset, including the interest attributable to loans for advance payments used to finance the acquisition of aircraft, are capitalised during the period of time that is required to complete and prepare the asset for its intended use. Other borrowing costs are expensed.

(k) Current and deferred tax

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the jurisdictions where the Company and its subsidiaries, associates and jointly controlled entities operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

2. 重要會計政策摘要(續)

(h) 維修與大修費用(續)

對於本公司自置及融資租賃的飛機，大修費用作為物業、機器及設備的一部份進行資本化，並於估計的大修期間內攤銷(註釋2(m))。

其他日常維修於發生時記入損益表。

(i) 利息收入

利息收入採用實際利息法按時間比例基準確認。倘應收賬款出現減值，本集團會將賬面值減至可收回款額，即估計的未來現金流量按該工具之原實際利率貼現值，並繼續將貼現計算並確認為利息收入。已減值貸款之利息收入利用原實際利率確認。

(j) 借貸成本

為興建任何合資格資產包括為購買新飛機而支付的預付款而產生的借貸成本，在完成和籌備資產作其預定用途所需的期間內予以資本化。其他借貸成本在發生時在損益表中確認為當期費用。

(k) 當期和遞延所得稅

當期所得稅支出根據本公司、其附屬公司、聯營公司及共同控制實體營運及產生應課稅收入的國家於結算日已頒佈或實質頒佈的稅務法例計算。管理層就適用稅務法例詮釋所規限的情況定期評估報稅表的狀況，並在適用情況下根據預期須向稅務機關支付的稅款設定撥備。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(k) Current and deferred tax (Cont'd)

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and jointly controlled entities, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

(l) Intangible assets

(i) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary, associate or jointly controlled entity at the date of acquisition. Goodwill on acquisition of subsidiaries is included in "intangible assets". Goodwill on acquisition of associates and jointly controlled entities is included in "investments in associates" and "investments in jointly controlled entities" and is tested for impairment as part of the overall balances. Separately recognised goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

2. 重要會計政策摘要(續)

(k) 當期和遞延所得稅(續)

遞延所得稅利用負債法就資產和負債的稅基與資產和負債在綜合財務報表的賬面值之差額產生的暫時差異全數撥備。然而，若遞延所得稅來自在交易(不包括企業合併)中對資產或負債的初步確認，而在交易時不影響會計損益或應課稅盈虧，則不作記賬。遞延稅項採用在結算日前已頒佈或實質頒佈，並在有關之遞延所得稅資產實現或遞延所得稅負債結算時預期將會適用之稅率(及法例)而釐定。

遞延所得稅資產是確認至未來可能產生之應課稅盈利可抵銷的暫時性差異。

遞延稅項就附屬公司、聯營公司及共同控制實體投資產生之暫時差異而撥備，但假若本集團可以控制暫時差異之撥回時間，而暫時差異在可預見將來有可能不會撥回則除外。

(l) 無形資產

(i) 商譽

商譽指於收購日期收購成本超過本集團應佔所收購附屬公司、聯營公司及共同控制實體的可識辨資產公允值的數額。收購附屬公司的商譽包括在無形資產內。收購聯營公司及共同控制實體的商譽包括在聯營公司及共同控制實體投資內，並就減值進行測試，作為整體結餘的一部份。分開確認的商譽每年就減值進行測試，並按成本減累計減值虧損列賬。商譽的減值虧損不會撥回。出售某個實體的盈虧包括與被出售實體有關的商譽的賬面值。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(l) Intangible assets (Cont'd)

(i) Goodwill (Cont'd)

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose.

(ii) Sponsorship fees

Sponsorship fees paid and payable in relation to the 2010 Shanghai Expo have been capitalised and are being amortised on a straight-line basis over the period of the sponsorship program. The cost of the intangible asset is calculated based on the expected cash payment and the fair value of the services to be provided.

(iii) Computer software costs

Acquired computer software licenses are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortised using the straight-line method over their estimated useful lives of 5 to 6 years. Costs associated with developing or maintaining computer software programmes are recognised as expense when incurred.

(m) Property, plant and equipment

Property, plant and equipment is recognised initially at cost which comprises purchase price, and any directly attributable costs of bringing the assets to the condition for their intended use.

2. 重要會計政策摘要(續)

(l) 無形資產(續)

(i) 商譽(續)

就減值測試而言，商譽會分配至現金產生單元。此項分配是對預期可從商譽產生的業務合併中得益的現金產生單元或現金產生單元的組別而作出的。

(ii) 贊助款

對二零一零年上海世博已支付及將會支付的贊助款作資本化處理，並按直線法在贊助期內予以攤銷。此贊助款的成本是以預計的現金付款及所提供服務的公允值計算。

(iii) 電腦軟件

購入的電腦軟件牌照按購入及使該特定軟件達到可使用時所產生的成本作資本化處理。此等成本按估計可使用年期五至六年攤銷。與發展或維護電腦軟件程式有關的成本在產生時確認為費用。

(m) 物業、機器及設備

物業、機器及設備於購入時按成本列賬，成本包括資產的購買價及其他用於令此資產達至現時用途的費用。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(m) Property, plant and equipment (Cont'd)

Subsequent to initial recognition, property, plant and equipment is stated at fair value, based on periodic valuations less subsequent accumulated depreciation and accumulated impairment losses. Adjustment to carrying values is made where they are materially different from fair value. Any accumulated depreciation at the date of revaluation is eliminated against the gross carrying amount of the asset and the net amount is restated to the revalued amount of the asset. Increases in the carrying amount arising on revaluation are credited to the revaluation reserve in shareholders' equity. Decreases that offset previous increases relating to the same asset are charged against the revaluation reserve directly in shareholders' equity; all other decreases are charged to the income statement.

Where parts of an item of property, plant and equipment have different useful lives, the cost of that item is allocated on a reasonable basis among the parts and each part is depreciated separately.

When each major aircraft overhaul is performed, its cost is recognised in the carrying amount of the item of property, plant and equipment and is depreciated over the appropriate maintenance cycles. Components related to airframe overhaul cost, are depreciated on a straight-line basis over 2 to 8 years. Components related to engine overhaul costs, are depreciated between each overhaul period using the ratio of actual flying hours and estimated flying hours between overhauls. Upon completion of an overhaul, any remaining carrying amount of the cost of the previous overhaul is derecognised and charged to the income statement.

Except for components related to overhaul costs, depreciation method of which has been described in the proceeding paragraph, other depreciation of property, plant and equipment is calculated using the straight-line method to write down their costs or revalued amounts to their residual values over their estimated useful lives, as follows:

Aircraft, engines and flight equipment	10 to 20 years
Buildings	15 to 35 years
Other property, plant and equipment	5 to 20 years

2. 重要會計政策摘要(續)

(m) 物業、機器及設備

期後物業、機器及設備乃按定期評估的公允值減去期後累計折舊及累計減值準備列賬。賬面值與公允值出現重大改變時將予以調整。在估值日的任何累計折舊與資產的賬面值總額對銷，而淨額則重列至資產的重估金額。評估增值的賬面價值增加乃列入重估儲備。評估減值則先沖減同一資產先前的重估儲備，不足抵銷的數額從損益表中扣除。其他評估減值則於損益表中扣除。

倘某項物業、廠房及機器設備項目各部件的使用年期各有不同，該項目的成本按合理基準在各部件之間進行分配，而每部件則各自計算折舊。

當一項飛機大修進行時，大修費用的成本會包括在物業、機器及設備的賬面價值中，並於估計的大修期間內攤銷飛機大修費用相關的組件以直線法在2-8年內攤銷發動機大修費用相關的組件以實際飛行小時與預期飛行小時之比例計提折舊。當一項大修完成時，以往大修費用的餘額將全部沖減並記入損益表。

除與大修費用有關的部件，其折舊已在上一段落描述，其他資產乃根據其預計可用年限及估計殘值以直線法攤銷其成本或評估值。用於計算每年折舊費用的預計可使用年限列示如下：

飛機、發動機及飛行設備	－10至20年
樓宇	－15至35年
其他物業、機器及設備	－5至20年

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(m) Property, plant and equipment (Cont'd)

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (Note 2(n)).

Gains and losses on disposals are determined by comparing the proceeds with the assets' carrying amount and are recognised in the income statement. When revalued assets are sold, the amounts included in the revaluation reserve are transferred to retained profits.

Construction in progress represents buildings under construction and plant and equipment, being mainly flight simulators, pending instalation. This includes the costs of construction or acquisition and interest capitalised. No depreciation is provided on construction in progress until the asset is completed and ready for use.

(n) Impairment of investments in subsidiaries, associates, jointly controlled entities and non-financial assets

Assets that have an indefinite useful life or which are not yet available for use are not subject to amortisation and are tested annually for impairment. Other assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that have suffered an impairment are reviewed for possible reversal of the impairment at each balance sheet date.

(o) Lease prepayments

Lease prepayments represent acquisition costs of land use rights less accumulated amortisation. Amortisation is provided over the lease period of the land use rights on a straight-line basis.

2. 重要會計政策摘要(續)

(m) 物業、機器及設備(續)

資產的殘值及有效使用年限在適當時於資產負債表日重新評估並作調整。如果資產的帳面價值大於其預期可回收額，則賬面價值將立即以可回收金額列報(註釋2(n))。

出售物業、機器及設備的收益或虧損乃所得收入淨額與資產賬面值的差額，並於損益表中予以確認。當出售曾被評估的資產時，有關重估儲備結餘均撥至保留溢利。

在建工程為興建中的樓宇及待安裝的廠房及設備(主要為飛機模擬機)。在建工程按建造或購置成本列賬，並計入資本化的利息。在資產完成建造並投入使用前，不計提折舊。

(n) 附屬公司、聯營公司、共同控制實體及非財務資產的減值

沒有確定使用年期或尚未可供使用之資產無需攤銷，但最少每年就減值進行測試。其他資產則當有事件出現或情況改變顯示賬面值可能無法收回時就減值進行檢討。減值虧損按資產之賬面值超出其可收回金額之差額確認。可收回金額乃以資產之公平值扣除銷售成本或使用價值兩者之間較高者為準。於評估減值時，資產按可分開識辨現金流量(現金產生單元)的最低層次組合。除商譽外，已計提減值的非金融資產在每個資產負債表日均就減值是否可以撥回進行檢討。

(o) 預付租賃款

預付租賃款乃土地使用權的購入成本減除累計攤銷。預付租賃款按土地使用權的使用年限以直線法進行攤銷。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(p) Advanced payments on acquisition of aircraft

Advanced payments on acquisition of aircraft represent payments to aircraft manufacturers to secure deliveries of aircraft in future years, including attributable finance costs, and are included in non-current assets. The balance is transferred to property, plant and equipment upon delivery of the aircraft.

(q) Flight equipment spare parts

Flight equipment spare parts are stated at the lower of cost and net realisable value. Cost is determined using the weighted average method. The cost of flight equipment spare parts comprises the purchase price (net of discounts), freight charges, duty and value added tax and other miscellaneous charges. Net realisable value is the estimated selling price of the flight equipment in the ordinary course of business, less applicable selling expenses.

(r) Trade receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the assets is reduced through the use of an allowance account, and the amount of the loss is recognised in the income statement. When a trade receivable is uncollectible, it is written off against the provision account for trade receivables. Subsequent recoveries of amounts previously written off are credited in the income statement.

2. 重要會計政策摘要(續)

(p) 飛機預付款

為確保日後接收飛機而支付給飛機製造商的合同預付款，均連同相應利息資本化確認為資產，記入非流動資產並於飛機交付時轉至物業、機器及設備。

(q) 飛機設備零件

飛機設備零件按成本和可變現淨值兩者的較低者列賬。成本按加權平均法計算。飛機設備零件的成本包括購買價(扣除折扣的淨額)、運費、税款、增值税及其他各項雜費。可變現淨值為在通常業務過程中飛機設備零件的估計銷售價扣除相應的銷售費用。

(r) 應收賬款

應收賬款最初按公允價值確認，其後則以實際利息法，按攤銷成本值扣除減值準備計算。如有客觀證據顯示集團無法按照應收款項的原來條款全數收回欠款，則須為應收賬款作出減值準備。當債務人遇到重大財政困難，例如破產、財政重組、或債務人未能履行償債義務時，可認為該應收賬款需計提減值準備。撥備額為資產賬面金額與估計未來現金流量按實際利率計算的貼現現值兩者的差額。資產的賬面值透過使用備付賬戶削減，而有關的虧損數額則在損益表內確認。如一項應收賬款無法收回，該應收賬目將與撥備賬戶撇銷。之前已撇銷的款項如其後收回，將貸記於損益表內。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(s) Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less.

(t) Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any differences between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

(u) Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount can be reliably estimated.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as interest expense.

2. 重要會計政策摘要(續)

(s) 現金及現金等價物

現金及現金等價物包括現金、銀行通知存款、原到期日為三個月或以下的其他短期高流動性投資。

(t) 貸款

貸款初步按公允值並扣除產生的交易成本確認。貸款其後按攤銷成本列賬﹔所得款(扣除交易成本)與贖回價值的任何差額利用實際利息法於貸款期間內在損益表確認。

除非本集團有無條件權利將負債的結算遞延至結算日後最少12個月，否則貸款分類為流動負債。

(u) 撥備

當本集團因已發生的事件須承擔現有的法律性或推定性的責任，而有可能需要資源流出以償付責任，金額亦能可靠估計時，則本集團需確立撥備。

如有多項類似責任，其需要在償付中流出資源的可能性，根據責任的類別整體考慮。即使在同一責任類別內所包含的任何一個項目相關的資源流出的可能性極低，仍須確認撥備。

減值準備的金額以解除責任所需支出的現值加以確認。支出的現值將運用能反映出當時市場評估貨幣資金時間性價值以及相對於該責任的風險的稅前比率來確定。因時間推移導致的減值準備的增加則被確認為財務費用。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(v) Leases

(i) A Group company is the lessee

Finance leases

The Group leases certain property, plant and equipment. Leases of property, plant and equipment where the Group has acquired substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease's commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments.

Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in other short-term and other long-term payables. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. Leased assets are depreciated using a straight-line basis over their expected useful lives to residual values.

For sale and leaseback transactions resulting in a finance lease, differences between sales proceeds and net book values are deferred and amortised over the minimum lease terms.

Operating leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

For sale and leaseback transactions resulting in an operating lease, differences between sales proceeds and net book values are recognised immediately in the income statement, except to the extent that any profit or loss is compensated for by future lease payments at above or below market value.

2. 重要會計政策摘要(續)

(v) 租賃

(i) 集團內的公司為承租人

融資租賃

本集團租賃若干物業、機器及設備。融資租賃是指將擁有資產的風險及回報實質上轉讓予集團的租賃。融資租賃的原值乃按在開始時按租賃資產的公允值或最低租賃付款的現值較低者入賬。

每期租金均分攤為資本性支出及財務費用,以達到租賃利率為結欠本金的固定比率。有關租賃負債,在扣除財務費用後,列報於其他應付款的流動及長期部份。財務費用於租約期內在損益表中到支,以達到租賃利率為結欠餘額的固定比率。融資租賃的物業、機器及設備的折舊乃根據資產的預計可用年限以直線法攤銷其成本至其估計殘值。

有關售後回租形成一項融資租賃,出售價及賬面淨值的差異將予以遞延及按最低租賃期攤銷。

經營性租賃

如租賃擁有權的重大部份風險和回報由出租人保留,分類為經營性租賃。經營性租賃支付的租金(扣除從出租人收取之任何獎勵金後)於租賃期內以直線法在損益表支銷。

有關售後回租形成一項經營性租賃,出售價及賬面淨值的差異,除卻相關損益由低於或高於市價的未來租賃付款額補償的部份外,則所有損益應立即予以確認。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(v) Leases (Cont'd)

(ii) A Group company is the lessor

Assets leased out under operating leases are included in property, plant and equipment in the balance sheet. They are depreciated over their expected useful lives on a basis consistent with similar property, plant and equipment. Rental income is recognised on a straight-line basis over the lease term.

(w) Retirement benefits

The Group participates in defined contribution retirement schemes regarding pension and medical benefits for employees organised by the municipal governments of the relevant provinces. The contributions to the schemes are charged to the income statement as and when incurred.

In addition, the Group provides retirees with post-retirement benefits including retirement subsidies, transportation subsidies, social function activity subsidies as well as other welfare. The liability recognised in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for unrecognised actuarial gains or losses and past service costs. The defined benefit obligation is calculated annually using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of government bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions in excess of the greater of 10% of the value of plan assets or 10% of the defined benefit obligation are charged or credited to income over the employees' expected average remaining working lives.

2. 重要會計政策摘要(續)

(v) 租賃(續)

(ii) 集團內的公司為出租人

以經營租賃方式分租的資產乃包括在資產負債表的物業、機器及設備中，並按同類物業、機器及設備的預計可使用年限計提折舊，產生的租金收入按直線法於租賃期內確認入賬。

(w) 僱員退休後福利

本集團就退休金及醫療福利參與各省市政府管轄的定額供款計劃。此等計劃供款在發生當期列支損益表。

此外，本集團提供退休僱員的福利包括退休津貼、交通津貼、社交活動津貼以及其他福利。於資產負債表內就定利退休福利計劃確認的負債為資產負債表日退休後福利負債的現值減計劃資產的公允值，同時包括未確認精算損益及以前服務費用的調整。定利退休福利負債每年根據單位貸記法評估的方法計算。定利退休福利負債的現值是依據未來現金流出及與福利負債支付貨幣相同且到期日與相關的退休福利負債基本相近的政府債券的利率折算。因調整經驗或改變精算假設而產生的精算損益，超過計劃資產的10%與定額福利負債的10%兩者間較高者部份，按僱員的預計平均尚可工作年限平均計入損益表。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(w) Retirement benefits (Cont'd)

Past-service costs are recognised immediately in the income statement, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortised on a straight-line basis over the vesting period.

(x) Derivative financial instruments

Derivative financial instruments are initially recognised in the balance sheet at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

The Group documents, at the inception of the transaction, the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Derivative financial instruments that do not qualify for hedge accounting are accounted for as trading instruments and any unrealised gains or losses, being changes in fair value of the derivatives, are recognised in the income statement immediately.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective, are recorded in the income statement, along with any changes in the fair value of the hedged assets or liabilities that are attributable to the hedged risk.

2. 重要會計政策摘要(續)

(w) 僱員退休後福利(續)

以前服務費用直接記入損益表，除非該等退休計劃變化需視乎僱員於特定期間(「受益期」)之剩餘服務而定。在此情況下，以前服務費用則在受益期內按直線法攤銷。

(x) 金融衍生工具

金融衍生工具在發生時於資產負債表以公允值確認，其後以公允值重新計算。確認後公允值變動的處理視乎該金融衍生工具是否為對沖工具，如是，則視乎其所對沖項目的性質而定。

本集團於訂立交易時就對沖工具與對沖項目之關係，以至其風險管理目標及執行多項對沖交易之策略作檔案記錄。本集團亦於訂立對沖交易時及按持續基準，記錄其對於該等用於對沖交易之衍生工具，是否高度有效地抵銷對沖項目公允值或現金流量變動的評估。

若金融衍生工具不符合套期會計原則便會被視為買賣工具，其由公允價值轉變而產生的未實現損益均會在損益表內立即予以確認。

若被界定為非常有效的公允值套期，其公允值的變動將在損益表內與其相對應的資產或負債公允值的變動一同反映。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(x) Derivative financial instruments (Cont'd)

Derivative financial instruments that qualify for hedge accounting and which are designated as a specific hedge of the variability in cashflows of a highly probable forecast transaction, are accounted for as follows:

(i) the effective portion of any change in fair value of the derivative financial instrument is recognised directly in equity. Where the forecast transaction or firm commitment results in the recognition of an asset or a liability, the gains and losses previously deferred in equity are included in the initial measurement of the cost of the asset or liability. Otherwise, the cumulative gain or loss on the derivative financial instrument is removed from equity and recognised in the income statement in the same period during which the hedged forecast transaction affects net profit or loss.

(ii) the ineffective portion of any change in fair value is recognised in the income statement immediately.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised in the income statement when the committed or forecast transaction ultimately occurs. When a committed or forecast transaction is no longer expected to occur, the cumulative gain or loss that was recorded in equity is immediately transferred to the income statement.

(y) Available-for-sale financial assets

Investments in securities other than subsidiaries, associates and jointly controlled entities, being held for non-trading purposes, are classified as available-for-sale financial assets and are initially recognised at fair value plus transaction costs. At each balance sheet date, the fair value is remeasured, with any resulting gain or loss being recognised directly in equity, except for impairment losses. When these investments are derecognised, the cumulative gain or loss previously recognised directly in equity is recognised in the income statement.

2. 重要會計政策摘要(續)

(x) 金融衍生工具

若金融衍生工具符合套期會計原則，並且是針對可預期及很可能發生的交易的現金流量，其會計處理如下：

(i) 被視為有效套期的金融衍生工具的公允值變動會直接於儲備中確認。當預計的交易或固定的承諾確認為一項資產或負債時，以前與之相關的確認的儲備將包括在此資產或負債的成本。當套期預測交易影響淨收益或損失時，有關金融衍生工具的累積損益便會在同期間由儲備內轉至損益表內確認。

(ii) 無效部份的公允值變動會立即於損益表內予以確認。

當一套期工具到期或出售時，或當一套期不再符合套期會計處理方法時，所有於當日在儲備的累計利潤或虧損，可在其承諾或預計交易確認時方於損益表確認。當承諾或預計交易不可能發生時，其累計利潤或虧損則需立即轉入損益表中列支。

(y) 可供出售金融資產

除附屬公司、聯營公司及共同控制實體外的非買賣用途的證券投資，分類為可供出售財務資產。可供出售金融資產，初步按公允值加交易成本確認。本集團在每個結算日評估金融資產的公允值，除減值損失外，所有盈虧會直接在儲備中反映。當有關投資已終止確認，連同以往直接在儲備確認之累計收益或損失，將會計入損益表。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(y) Available-for-sale financial assets (Cont'd)

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset is impaired. In the case of equity securities classified as available for sale, a significant or prolonged decline in the fair value of the securities below its cost is considered an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss, measured as the difference between the acquisition cost and the current fair value less any impairment loss on that financial asset previously recognised in the income statement, is removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement.

(z) Dividend distribution

Dividend distribution to the Company's shareholders is recognised as a liability in the financial statements in the period in which the dividends are approved by the Company's shareholders.

(aa) Comparatives

Where necessary, prior year amounts have been reclassified to conform with changes in presentation in the current year.

3. FINANCIAL RISK MANAGEMENT

(a) Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and fuel price risk), credit risk, and liquidity risk. The Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group's financial performance. The Group uses derivative financial instruments to hedge certain risk exposures.

2. 重要會計政策摘要(續)

(y) 可供出售金融資產(續)

本集團在每個結算日評估是否有客觀證據證明某項金融資產或某組金融資產經已減值。對於分類為可供出售的股權證券，在釐定相關的證券是否已經減值時，會考慮證券公允值有否大幅或長期跌至低於其成本值。若可供出售財務資產存在此等證據，相關的累計虧損(按收購成本與當時公允值的差額，減該金融資產之前在損益表確認的任何減值虧損計算)自權益中剔除並在損益表記賬。在損益表確認的股權工具減值虧損不會透過損益表撥回。

(z) 股利

分配予本公司股東之股利於本公司股東批准該股利當期確認為本集團之負債。

(aa)比較資料

如有需要，以前年度數據會隨著本年列表方法的改變而重新分類。

3. 金融風險管理

(a) 金融風險因素

本集團的活動承受著多種的財務風險：市場風險(包括滙兑風險、公允值利率風險、現金流量利率風險及航油價格風險)、信貸風險及流動資金風險。本集團的整體風險管理計劃專注於財務市場的難預測性，並尋求儘量減低對本集團財務表現的潛在不利影響。本集團利用衍生金融工具對沖若干承受的風險。

3. FINANCIAL RISK MANAGEMENT (Cont'd)

(a) Financial risk factors (Cont'd)

Risk management is carried out by a central treasury department (the "Group Treasury") under policies approved by the Board of Directors. The Group Treasury identifies, evaluates and hedges financial risks in close co-operation with the Group's operating units. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest-rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments.

(i) Foreign currency risk

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US dollars, Japanese Yen and Euro. Foreign exchange risk arises from ticket sales made in overseas offices, expenses, recognised assets and liabilities denominated in currencies other than RMB.

The Group normally generates sufficient foreign currencies for payment of foreign currency expenses. The Group also enters into certain foreign currency forward contracts to hedge against foreign currency risk. Details of foreign currency forward contracts are disclosed in Note 36(b) to the financial statements.

3. 金融風險管理(續)

(a) 金融風險因素(續)

風險管理由中央司庫部(「集團司庫」)按照董事會批准的政策執行。集團司庫透過與集團營運單位的緊密合作,負責確定、評估和對沖財務風險。董事會為整體風險管理訂定書面指引,亦為若干特定範疇提供書面政策,例如外匯風險、利率風險、信貸風險、衍生和非衍生金融工具的使用等。

(i) 外匯風險

本集團在全球營運,故此承受多種因不同貨幣而產生的外匯風險,主要涉及美元,日元和歐元。外匯風險來自海外辦事處的客票銷售、辦公支出、以及以人民幣以外貨幣列支所確認的資產或負債。

本集團通常可獲取足夠外匯以支付外匯支出。本集團也通過一定的外匯套期合約來對沖其外匯風險。外匯套期合約詳情披露於財務報告註釋36(b)。

3. FINANCIAL RISK MANAGEMENT (Cont'd)

(a) Financial risk factors (Cont'd)

(i) Foreign currency risk (Cont'd)

The following table details the Group's and the Company's exposure at the balance sheet date to currency risk.

3. 金融風險管理(續)

(a) 金融風險因素(續)

(i) 外匯風險(續)

下表披露了集團及公司在財務報告日的外匯風險。

		Group 集團					
		2007			2006		
		USD 美元 RMB'000 人民幣千元	Euro 歐元 RMB'000 人民幣千元	JPY 日元 RMB'000 人民幣千元	USD 美元 RMB'000 人民幣千元	Euro 歐元 RMB'000 人民幣千元	JPY 日元 RMB'000 人民幣千元
Trade and other receivables	應收帳款及其他應收款	1,019,596	54,185	420,927	712,769	38,698	212,987
Cash and cash equivalents	現金及現金等價物	736,951	92,205	70,996	435,944	66,454	68,950
Trade and other payables	應付賬款及其他應付款	(317,867)	(6,017)	(16)	(315,560)	(955)	(170)
Obligation under finance leases	融資租賃負債	(15,417,522)	-	(1,034,688)	(9,733,992)	-	(1,615,949)
Borrowings	貸款	(17,196,836)	(130,145)	-	(16,698,321)	(100,000)	-
Currency derivatives at notional value	年度產值之貨幣衍生品	241,052	-	-	259,069	-	-
Net balance sheet exposure	資產平衡表淨值	(30,934,626)	10,228	(542,781)	(25,340,091)	4,197	(1,334,182)

		Company 公司					
		2007			2006		
		USD 美元 RMB'000 人民幣千元	Euro 歐元 RMB'000 人民幣千元	JPY 日元 RMB'000 人民幣千元	USD 美元 RMB'000 人民幣千元	Euro 歐元 RMB'000 人民幣千元	JPY 日元 RMB'000 人民幣千元
Trade and other receivables	應收帳款及其他應收款	876,175	2,366	419,604	593,298	1,252	208,717
Cash and cash equivalents	現金及現金等價物	460,383	60,122	57,480	412,160	61,029	54,871
Trade and other payables	應付賬款及其他應付款	(315,576)	(5,833)	(16)	(315,560)	(778)	(170)
Obligation under finance leases	融資租賃負債	(12,737,815)	-	(1,034,688)	(8,028,824)	-	(1,615,949)
Borrowings	貸款	(16,874,186)	(130,145)	-	(16,010,787)	(100,000)	-
Currency derivatives at notional value	年度產值之貨幣衍生品	241,052	-	-	259,069	-	-
Net balance sheet exposure	資產平衡表淨值	(28,349,967)	(73,490)	(557,620)	(23,090,644)	(38,497)	(1,352,531)

3. FINANCIAL RISK MANAGEMENT (Cont'd) 3. 金融風險管理(續)

(a) Financial risk factors (Cont'd) (a) 金融風險因素(續)

(i) Foreign currency risk (Cont'd) *(i) 外匯風險(續)*

The following table indicates the approximate change in the Group's and the Company's profit and loss and other components of consolidated equity in response to a 5% appreciation of the RMB against the following currencies at the balance sheet date.

下表顯示於資產負債表日，外幣匯率發生可能的合理變動時，即匯率上升5%，對本集團和公司的稅前溢利及權益的影響。

Group 集團

		2007		2006	
		Effect on profit and (loss) 對利潤及虧損的影響 RMB'000 人民幣千元	**Effect on other components of equity 對權益其他部份的影響 RMB'000 人民幣千元**	Effect on profit and (loss) 對利潤及虧損的影響 RMB'000 人民幣千元	Effect on other components of equity 對權益其他部份的影響 RMB'000 人民幣千元
US dollars	美元	**1,555,851**	**1,228**	1,259,358	9,760
Euro	歐元	**(511)**	**–**	(210)	–
Japanese Yen	日元	**27,139**	**–**	66,709	–

Company 公司

		2007		2006	
		Effect on profit and (loss) 對利潤及虧損的影響 RMB'000 人民幣千元	**Effect on other components of equity 對權益其他部份的影響 RMB'000 人民幣千元**	Effect on profit and (loss) 對利潤及虧損的影響 RMB'000 人民幣千元	Effect on other components of equity 對權益其他部份的影響 RMB'000 人民幣千元
US dollars	美元	**1,426,618**	**1,228**	1,146,886	9,760
Euro	歐元	**3,675**	**–**	1,925	–
Japanese Yen	日元	**27,881**	**–**	67,627	–

3. FINANCIAL RISK MANAGEMENT (Cont'd)

(a) Financial risk factors (Cont'd)

(ii) Interest rate risk

The Group's interest-rate risk primarily arises from long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow interest-rate risk. Borrowings issued at fixed rates expose the Group to fair value interest-rate risk. During 2007 and 2006, the Group's borrowings at variable rates were primarily denominated in US dollars. The interest rates and terms of repayment of borrowings made to the Group and interest rate swaps are disclosed in Notes 30 and 36(a) to the financial statements.

To hedge against the variability in the cash flows arising from a change in market interest rates, the Group has entered into certain interest rate swaps to swap variable rates into fixed rates.

The following table details the Group's and the Company's interest rate profile of the interest-bearing financial instruments at the balance sheet date.

3. 金融風險管理(續)

(a) 金融風險因素(續)

(ii) 利率風險

本集團的利率風險主要來自長期貸款。按變動利率發行的貸款令本集團承受現金流量利率風險。按固定利率發行的貸款令本集團承受公允值利率風險。於二零零七年及二零零六年內，本集團按浮動利率計算的貸款主要以美元貸款。利率、集團的借款償還條款以及利率掉期披露於財務報告的註釋30和註釋36(a)。

為了對沖由於市場利率變化所引起的現金流變動，本集團通過一定的利率掉期將浮動利率轉化為固定利率。

下表顯示了集團及公司在財務報告日的生息金融工具的利率概況。

		Group 集團		Company 公司	
		2007	2006	**2007**	2006
		RMB'000 人民幣千元	RMB'000 人民幣千元	**RMB'000 人民幣千元**	RMB'000 人民幣千元
Fixed rate instruments	**固定利率工具**				
Borrowings	貸款	**(9,734,862)**	(8,779,059)	**(9,477,525)**	(8,631,474)
Obligations under finance leases	融資租賃下負債	**(14,570,519)**	(9,304,320)	**(11,992,404)**	(7,653,794)
Interest rate swaps	利率掉期	**3,342,023**	3,829,675	**3,342,023**	3,829,675
Net exposure	淨值	**(20,963,358)**	(14,253,704)	**(18,127,906)**	(12,455,593)

3. FINANCIAL RISK MANAGEMENT (Cont'd)

3. 金融風險管理(續)

(a) Financial risk factors (Cont'd)

(a) 金融風險因素(續)

(ii) Interest rate risk (Cont'd)

(ii) 利率風險(續)

		Group 集團		Company 公司	
		2007	2006	**2007**	2006
		RMB'000 人民幣千元	RMB'000 人民幣千元	**RMB'000 人民幣千元**	RMB'000 人民幣千元
Floating rate instruments	**浮動利率工具**				
Cash and cash equivalents	現金及現金等價物	**1,655,244**	1,987,486	**1,040,897**	1,109,834
Borrowings	貸款	**(20,128,966)**	(19,328,681)	**(16,116,832)**	(15,215,319)
Obligations under finance leases	融資租賃下負債	**(1,881,691)**	(2,548,278)	**(1,780,598)**	(2,493,636)
Interest rate swaps	利率掉期	**1,217,691**	1,097,224	**1,217,691**	1,097,224
		(19,137,722)	(18,792,249)	**(15,638,842)**	(15,501,897)

The following table indicates the approximate change in the Group's and the Company's profit and loss and other components of equity in response to reasonable possible changes in the interest rate.

下表顯示了集團及公司的利潤及虧損的大致變化以及與利率的合理可能變化有關的權益的其他組成部份變動。

		2007			2006		
		Increase/ (decrease) in interest rates 利率上升/降低	Effect on profit and (loss) 對利潤及虧損的影響	Effect on other components of equity 對權益其他部份的影響	Increase/ (decrease) in interest rates 利率上升/降低	Effect on profit and (loss) 對利潤及虧損的影響	Effect on other components of equity 對權益其他部份的影響
		RMB'000 人民幣千元	RMB'000 人民幣千元	RMB'000 人民幣千元	RMB'000 人民幣千元	RMB'000 人民幣千元	RMB'000 人民幣千元
Floating rate instruments	浮動利率工具	0.25%	(57,681)	27,872	0.25%	(36,086)	1,227

3. FINANCIAL RISK MANAGEMENT (Cont'd)

(a) Financial risk factors (Cont'd)

(iii) Fuel price risk

The Group's results of operations may be significantly affected by fluctuations in fuel prices which is a significant expense for the Group. Aircraft fuel accounts for 35% of the Group's operating expenses for the year ended 31 December 2007 (2006: 33%). The Group has entered into certain financial derivatives to hedge against fuel price risk. Details of fuel option contracts are disclosed in Note 36(c) to the financial statements.

For the year ended, if fuel prices had been 5% higher/lower with all other variables held constant, the impact is shown below.

3. 金融風險管理(續)

(a) 金融風險因素(續)

(iii) 航油價格風險

由於航油為本集團一項主要營運支出，因此本集團的業績很容易受到航油價格波動所影響。截至二零零七年十二月三十一日止年度航油支出佔集團營運支出的35%(2006：33%)。本集團通過某些金融衍生工具來對沖航油價格風險。航油期權合約的詳情披露於財務報告的註釋36(c)

在2007年12月31日，如果航油價格上升／降低了5%，而管理層在考慮了每一日的合理可能後使其他變數恒定，則該價格變化的影響如下：

		2007 Effect on profit and loss 對利潤及虧損的影響 RMB'000 人民幣千元	2006 Effect on profit and loss 對利潤及虧損的影響 RMB'000 人民幣千元
Net increase in fuel price	油價上升，淨值	**8,766**	17,960
Net decrease in fuel price	油價降低，淨值	**(17,531)**	(45,290)

(iv) Credit risk

The Group's credit risk is primarily attributable to cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions, as well as credit exposures to sales agents. The Group has a credit policy in place to monitor the exposures to these credit risks on an on-going basis.

(iv) 信貸風險

本集團的信貸風險主要歸於現金及現金等價物，衍生金融工具，在銀行及其他金融機構的存款以及銷售代理商的存款。本集團通過一套適當的信貸政策對其信貸風險進行持續的監管。

3. FINANCIAL RISK MANAGEMENT (Cont'd)

(a) Financial risk factors (Cont'd)

(iv) Credit risk (Cont'd)

The Group has policies in place to ensure that blank tickets are only made available to sales agents with an appropriate credit history. A major portion of sales are conducted through sales agents and the majority of these agents are connected to various settlement plans and/or clearing systems which impose requirements on their credit standing.

A significant portion of the Group's air tickets are sold by agents participating in the Billing and Settlements Plan ("BSP"), a clearing system between airlines and sales agents organised by the International Air Transportation Association. The balance due from BSP agents amounted to approximately RMB896 million as at 31 December 2007 (2006: RMB650 million).

Except for the above, the Group has no significant concentration of credit risk, with the exposure spreading over a number of counterparties.

Further quantitative disclosures in respect of the Group's exposure to credit risk arising from trade receivables are set out in Note 24.

The Group's cash management policy is to deposit cash and cash equivalents mainly in state-owned banks and other banks, which are highly rated by an international credit rating company. The Group also deposits cash and cash equivalents in an associate financial institution owned by its holding company (Note 42). The management does not expect any loss to arise from non-performance by these banks and financial institution.

3. 金融風險管理(續)

(a) 金融風險因素(續)

(iv) 信貸風險(續)

本集團已有既定政策只將空白機票提供予有良好信貸記錄的銷售代理人。本集團大部份銷售通過代理人進行，並且大部份代理人均已參與各種結算計劃或結算系統，這些系統對信貸均有嚴格的要求。

本集團的應收賬款中大部份為應收參與「開帳與結算計畫」(「BSP」)的代理人的款項，它是國際航協建立的供航空公司和代理人之間使用的銷售結算系統。截止二零零七年十二月三十一日止，本集團應收BSP代理人的款項約為人民幣896百萬元(二零零六年：人民幣650百萬元)。

除上述事項外，本集團並無集中的重大信貸風險。

集團由其他的應收賬款引起信貸風險於註釋24中披露。

本集團在管理現金及現金等價物時，主要是將其存放於國有銀行及其他一些銀行，國際信用評級機構對這些銀行有很高的信用等級評價。同時，集團還將現金及現金等價物存放於其控股股東控製的金融財務機構(註釋42)。管理層認為不會從這些銀行和金融機構中承擔任何不履約所造成的損失。

3. FINANCIAL RISK MANAGEMENT (Cont'd)

(a) Financial risk factors (Cont'd)

(iv) Credit risk (Cont'd)

Transactions in relation to derivative financial instruments are only carried out with financial institutions of high reputation. The Group has policies that limit the amount of credit exposure to any one financial institution. Management does not expect any losses from non-performance by these banks.

(v) Liquidity risk

The Group's primary cash requirements have been for additions of and upgrades to aircraft, engines and flight equipment and payments on related borrowings. The Group finances its working capital requirements through a combination of funds generated from operations and both short and long term bank loans. The Group generally finances the acquisition of aircraft through long-term finance leases and bank loans.

The Group operates with a working capital deficit. As at 31 December 2007, the Group's net current liabilities amounted to RMB26,074 million (2006: RMB24,616 million). For the year ended 31 December 2007, the Group recorded a net cash inflow from operating activities of RMB2,695 million (2006: RMB1,339 million), a net cash outflow from investing activities and financing activities of RMB3,011 million (2006: RMB1,258 million), and an decrease in cash and cash equivalents of RMB316 million (2006: RMB80 million).

3. 金融風險管理(續)

(a) 金融風險因素(續)

(iv) 信貸風險(續)

衍生金融工具交易只與高信譽金融機構進行。在報告期內，並無信貸超出所定限額，而管理層亦不預期因此等對方任何不履約的行為而產生虧損。

(v) 流動資金風險

本集團的主要現金需求用於飛機、發動機及飛行設備的添置或改良及償還其相關貸款或負債。本集團通過營運業務及銀行短期及長期貸款所得的綜合資金來滿足其營運資金的需求。本集團通常以融資租賃和銀行貸款的方式來購買飛機。

本集團是在流動資金短缺的條件下營運。於二零零七年十二月三十一日，本集團的淨流動負債約為人民幣260.74億元(二零零六年：人民幣246.16億元)。在截至二零零七年十二月三十一日止年度，本集團錄得的營運現金淨流入約為人民幣26.95億元(二零零六年：人民幣13.39億元)，投資活動及融資活動的淨現金流出約為人民幣30.11億元(二零零六年：人民幣12.58億元)，現金及現金等價物減少約人民幣3.16億元(二零零六年：增加人民幣0.80億元)。

3. FINANCIAL RISK MANAGEMENT (Cont'd)

(a) Financial risk factors (Cont'd)

(v) Liquidity risk (Cont'd)

The Directors of the Company believe that cash from operations and short-term bank borrowings will be sufficient to meet the Group's operating cashflow. Due to the dynamic nature of the underlying businesses, the Group's treasury policy aims at maintaining flexibility in funding by keeping credit lines available. The Directors of the Company believe that the Group has obtained sufficient general credit facilities from PRC banks for financing future capital commitments and for working capital purposes.

Management monitors rolling forecasts of the Group's liquidity reserves on the basis of expected cash flows:

The table below analysis the Group's financial liabilities that will be settled into relevant maturity groupings based on the remaining period at the balance sheet to the contractual maturity dates. The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances, as the impact of discounting is not significant.

3. 金融風險管理(續)

(a) 金融風險因素(續)

(v) 流動資金風險(續)

本公司董事認為本集團將可通過營運及銀行短期貸款取得足夠的營運資金。由於行業的性質多變，本集團透過保留已承諾的信用額以取得較靈活的籌資方法。本公司董事相信本集團已向中國境內銀行獲得充足的信貸額度，用以應付未來資本性開支及日常營運所需資金。

管理層根據預期現金流量，監控集團的流動資金儲備的滾存預測：

下表顯示本集團及本公司的財務負債及以淨額基準結算的金融負債，按照相關的到期組別，根據由結算日至合約到期日的剩餘期間進行分析。在表內披露的金額為合約性未貼現的現金流量。由於貼現的影響不大，故此在12個月內到期的結餘相等於其賬面值。

3. FINANCIAL RISK MANAGEMENT (Cont'd) 3. 金融風險管理(續)

(a) Financial risk factors (Cont'd) (a) 金融風險因素(續)

(v) Liquidity risk (Cont'd) (v) 流動資金風險(續)

		Group 集團			
		Less than 1 year 1年以下 RMB'000 人民幣千元	Between 1 and 2 years 1至2年內 RMB'000 人民幣千元	Between 2 and 5 years 2至5年內 RMB'000 人民幣千元	Over 5 years 5年以上 RMB'000 人民幣千元
At 31 December 2007	**二零零七年十二月三十一日**				
Borrowings	銀行貸款	**18,494,521**	**5,927,098**	**4,216,517**	**1,225,692**
Derivative financial instruments	衍生金融工具	**20,238**	**441**	**5,120**	**15,997**
Obligations under finance leases	融資租賃負債	**2,545,223**	**1,567,253**	**4,205,352**	**8,134,382**
Trade and other payables	應付賬款及其他應付款	**12,108,423**	**-**	**339,064**	**314,884**
Total	**總額**	**33,168,405**	**7,494,792**	**8,766,053**	**9,690,955**
At 31 December 2006	二零零六年十二月三十一日				
Bank borrowings	銀行貸款	16,016,327	3,053,315	7,560,389	1,477,709
Derivative financial instruments	衍生金融工具	124,722	13,006	1,090	-
Obligations under finance leases	融資租賃負債	2,803,956	1,940,937	2,602,151	4,505,554
Trade and other payables	應付賬款及其他應付款	12,137,307	-	448,176	314,884
Total	總額	31,082,312	5,007,258	10,611,806	6,298,147

3. FINANCIAL RISK MANAGEMENT (Cont'd) 3. 金融風險管理(續)

(a) Financial risk factors (Cont'd) (a) 金融風險因素(續)

(v) Liquidity risk (Cont'd) *(v) 流動資金風險(續)*

Company 公司

		Less than 1 year 1年以下 RMB'000 人民幣千元	Between 1 and 2 years 1至2年內 RMB'000 人民幣千元	Between 2 and 5 years 2至5年內 RMB'000 人民幣千元	Over 5 years 5年以上 RMB'000 人民幣千元
At 31 December 2007	**二零零七年十二月三十一日**				
Borrowings	銀行貸款	**15,943,774**	**5,515,186**	**3,266,554**	**868,843**
Derivative financial instruments	衍生金融工具	**20,238**	**441**	**5,120**	**15,997**
Obligations under finance leases	融資租賃下負債	**2,316,781**	**1,342,166**	**3,494,960**	**6,618,596**
Trade and other payables	應付賬款及其他應付款	**10,417,708**	**-**	**268,064**	**314,884**
Total	**總額**	**28,698,501**	**6,857,793**	**7,034,698**	**7,818,320**
At 31 December 2006	二零零六年十二月三十一日				
Bank borrowings	銀行貸款	13,004,878	2,953,315	7,020,891	867,709
Derivative financial instruments	衍生金融工具	124,722	13,006	1,090	-
Obligations under finance leases	融資租賃下負債	2,636,057	1,794,916	2,180,700	3,535,757
Trade and other payables	應付賬款及其他應付款	10,547,694	-	318,568	314,884
Total	總額	26,313,351	4,761,237	9,521,249	4,718,350

(b) Capital risk management

The Group's objectives when managing capital are to safeguard the Group's ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

(b) 資本風險管理

本集團的資本管理政策，是保障集團能繼續營運，以為股東提供回報和為其他權益持有人提供利益，同時維持最佳的資本結構以減低資本成本。

為了維持或調整資本結構，本集團可能會調整支付予股東的股息數額、向股東分派的資本返還、發行新股或出售資產以減低債務。

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (Cont'd)

(f) Deferred income tax

In assessing the amount of deferred tax assets that need to be recognised in accordance with the accounting policy stated in Note 2(k) to the financial statements, the Group considers future taxable income and ongoing prudent and feasible tax planning strategies. In the event that the Group's estimates of projected future taxable income and benefits from available tax strategies are changed, or changes in current tax regulations are enacted that would impact the timing or extent of the Group's ability to utilise the tax benefits of net operating loss carry forwards in the future, adjustments to the recorded amount of net deferred tax assets and taxation expense would be made.

4. 重要會計估計及判斷(續)

(f) 遞延稅項

根據財務報表註釋2(k)所述的會計政策，在考慮確認遞延所得稅資產的金額時，本集團會考慮預計未來應課稅溢利及可行的持續稅項計劃策略。在有證據顯示本集團的預計未來應課稅溢利及適用的稅項計劃策略的利益有變時，或在現行稅法的改變對本集團的稅務虧損結餘沖銷未來應課稅溢利的可用性有變時，本集團會調整已確認的遞延所得稅淨資產及所得稅費用。

5. REVENUES

The Group is principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery and other extended transportation services.

5. 收入

本集團主要經營民航業務，包括客運、貨運、郵運及其他延伸的運輸服務。

Group

		集團 2007 二零零七年 RMB'000 人民幣千元	2006 二零零六年 RMB'000 人民幣千元
Revenues	收入		
Traffic revenues	運輸收入		
– Passenger	一客運	**36,064,642**	31,121,718
– Cargo and mail	一貨運及郵運	**5,633,117**	5,776,671
Ground service income	地面服務收入	**1,001,809**	893,960
Cargo handling income	貨物處理收入	**364,638**	289,530
Commission income	佣金收入	**156,713**	125,576
Others	其他	**393,166**	403,469
		43,614,085	38,610,924
Less: Business tax (Note)	減：營業稅(註釋)	**(1,092,859)**	(976,792)
		42,521,226	37,634,132

Note:

Except for traffic revenues derived from inbound international and regional flights, which are not subject to the PRC business tax, the Group's traffic revenues, commission income, ground service income, cargo handling income and other revenues are subject to PRC business tax levied at rates of 3% or 5%, pursuant to PRC business tax rules and regulations.

註釋：

除國際及地區航線回程運輸收入免徵營業稅外，本集團的運輸收入、佣金收入，地面服務收入及貨物處理收入需根據中國各種營業稅規則及條例按3%或5%計繳中國營業稅。

6. OTHER OPERATING INCOME, NET

6. 其他營業收益，淨額

		Group 集團 2007 二零零七年 RMB'000 人民幣千元	2006 二零零六年 RMB'000 人民幣千元
Government subsidies (Note)	政府補貼(註釋)	**487,561**	462,370
Net fair value gains/(losses) on financial instruments	衍生金融工具公允值淨收益╱(損失)		
– forward foreign exchange contracts	一外匯互換合約	**20,576**	26,744
– fuel hedging income/(losses)	一航油套期收益╱(損失)	**96,576**	(64,849)
		604,713	424,265

Note:

The government subsidies represent (i) subsidies granted by the Central Government and local government to the Group; and (ii) other subsidies granted by various local municipalities to encourage the Group to operate certain routes to cities where these municipalities are located.

註釋：

政府補貼主要為(i)中央及地方政府給於集團的補貼及(ii)各地方政府為鼓勵本集團經營的當地航線而給予的補貼。

7. SEGMENT INFORMATION

In accordance with the Group's internal financial reporting, the Group has determined that business segments be presented as the primary reporting format and geographical as the secondary reporting format.

(a) Primary reporting format by business segment

The Group has two business segments, namely passenger and cargo and logistics, which are structured and managed separately, according to the nature of their operations and the services they provide.

(1) Passenger business segment includes cargo carried by passenger flights.

(2) Inter-segment transfers or transactions are entered into under normal commercial terms and conditions that would also be available to unrelated third parties.

7. 分部資料

按照本集團之內部財務報告，本集團已決定將業務分部資料作為主要分部報告，而地區分布資料列作為次級分部形式呈列。

(a) 以業務分部為主要分部形式

本集團分為兩個業務分部，分別為客運分部及貨運及物流分部。該等分部依據其所提供的服務及運營性質在結構上分開管理。

(1) 客機業務分部包括客機提供的貨運服務。

(2) 分部間轉移及交易需以與無關聯之第三方相同的商業條款及條件為前提。

7. SEGMENT INFORMATION (Cont'd)

(a) Primary reporting format by business segment (Cont'd)

The segment results for the year ended 31 December 2007 are as follows:

7. 分部資料(續)

(a) 以業務分部為主要分部形式(續)

截至二零零七年止年度的分部業績如下列示：

		Passenger 客運 RMB'000 人民幣千元	Cargo and logistics 貨運及物流 RMB'000 人民幣千元	Unallocated 未分配 RMB'000 人民幣千元	Total 合計 RMB'000 人民幣千元
Traffic revenues	運輸收入	37,537,460	3,113,488	–	40,650,948
Other revenues	其他收入及其他營業收益	1,208,760	900,529	208,456	2,317,745
Total segment revenue	分部收入合計	38,746,220	4,014,017	208,456	42,968,693
Inter-segment revenue	分部間收入	(348,643)	–	(98,824)	(447,467)
Revenues	收入	38,397,577	4,014,017	109,632	42,521,226
Operating (loss)/profit – segment results	經營(虧損)／溢利－分部業績	(182,147)	181,823	38,861	38,537
Finance income	財務收入	2,034,611	84,481	789	2,119,881
Finance costs	財務支出	(1,799,454)	(164,685)	(14,411)	(1,978,550)
Share of results of associates	攤佔聯營公司業績	–	–	58,312	58,312
Share of results of jointly controlled entities	攤佔共同控制實體業績	–	–	30,086	30,086
Profit before income tax	税前溢利	53,010	101,619	113,637	268,266
Income tax	税項	38,835	(58,123)	(4,475)	(23,763)
Profit for the year	年度溢利	91,845	43,496	109,162	244,503

7. SEGMENT INFORMATION (Cont'd)

7. 分部資料(續)

(a) Primary reporting format by business segment (Cont'd)

(a) 以業務分部為主要分部形式(續)

Other segment items included in the income statement for the year ended 31 December 2007 are as follows:

截至二零零七年十二月三十一日止年度包含於利潤表中的其他分部項目列示如下：

		Passenger 客運 RMB'000 人民幣千元	Cargo and logistics 貨運及物流 RMB'000 人民幣千元	Unallocated 未分配 RMB'000 人民幣千元	Total 合計 RMB'000 人民幣千元
Depreciation	折舊	3,991,253	646,364	42,749	4,680,366
Amortisation	攤銷	119,913	11,051	586	131,550
Deficits on revaluation/ impairment loss	評估／減值損失	130,921	-	-	130,921

The segment assets and liabilities at 31 December 2007 and capital expenditure for the year then ended are as follows:

截至二零零七年十二月三十一日止年度之分部資產、負債及資本性支出列示如下：

		Passenger 客運 RMB'000 人民幣千元	Cargo and logistics 貨運及物流 RMB'000 人民幣千元	Unallocated 未分配 RMB'000 人民幣千元	Total 合計 RMB'000 人民幣千元
Segment assets	分部資產	60,725,717	5,286,774	1,125,583	67,138,074
Investments in associates	投資於聯營公司	-	-	601,119	601,119
Investments in jointly controlled entities	投資於共同控制實體	-	-	336,966	336,966
Total assets	資產合計	60,725,717	5,286,774	2,063,668	68,076,159
Segment liabilities	分部負債	(59,784,072)	(4,196,729)	(482,629)	(64,463,430)
Capital expenditure (Notes 16 & 17)	資本性支出(註釋16及17)	13,334,367	642,795	7,730	13,984,892

7. SEGMENT INFORMATION (Cont'd)

7. 分部資料(續)

(a) Primary reporting format by business segment (Cont'd)

(a) 以業務分部為主要分部形式(續)

The segment results for the year ended 31 December 2006 are as follows:

截至二零零六年止年度的分部業績如下列示：

		Passenger 客運 RMB'000 人民幣千元	Cargo and logistics 貨運及物流 RMB'000 人民幣千元	Unallocated 未分配 RMB'000 人民幣千元	Total 合計 RMB'000 人民幣千元
Traffic revenues	運輸收入	33,489,978	2,842,836	–	36,332,814
Other revenues	其他收入及其他營業收益	1,211,553	709,069	140,525	2,061,147
Total segment revenue	分部收入合計	34,701,531	3,551,905	140,525	38,393,961
Inter-segment revenue	分部間收入	(689,331)	–	(70,498)	(759,829)
Revenues	收入	34,012,200	3,551,905	70,027	37,634,132
Operating (loss)/profit – segment results	經營(虧損)／溢利－分部業績	(2,770,861)	(242,526)	21,947	(2,991,440)
Finance income	利息收入	989,473	17,639	1,451	1,008,563
Finance costs	利息支出	(1,653,939)	(104,418)	(7,624)	(1,765,981)
Share of results of associates	攤佔聯營公司業績	–	–	103,566	103,566
Share of results of jointly controlled entities	攤佔共同控制實體業績	–	–	29,595	29,595
(Loss)/profit before income tax	稅前(虧損)／溢利	(3,435,327)	(329,305)	148,935	(3,615,697)
Income tax	稅項	198,088	(30,262)	(4,894)	162,932
(Loss)/profit for the year	年度(虧損)／溢利	(3,237,239)	(359,567)	144,041	(3,452,765)

Other segment items included in the income statement for the year ended 31 December 2006 are as follows:

截至二零零六年十二月三十一日止年度包含於利潤表中的其他分部項目列示如下：

		Passenger 客運 RMB'000 人民幣千元	Cargo and logistics 貨運及物流 RMB'000 人民幣千元	Unallocated 未分配 RMB'000 人民幣千元	Total 合計 RMB'000 人民幣千元
Depreciation	折舊	3,937,182	524,150	32,240	4,493,572
Amortisation	攤銷	103,606	–	–	103,606
Deficits on revaluation/ impairment loss	評估／減值損失	1,035,343	–	–	1,035,343

7. SEGMENT INFORMATION (Cont'd)

7. 分部資料(續)

(a) Primary reporting format by business segment (Cont'd)

(a) 以業務分部為主要分部形式(續)

The segment assets and liabilities at 31 December 2006 and capital expenditure for the year then ended are as follows:

截至二零零六年十二月三十一日止年度之分部資產、負債及資本性支出列示如下：

		Passenger 客運 RMB'000 人民幣千元	Cargo and logistics 貨運及物流 RMB'000 人民幣千元	Unallocated 未分配 RMB'000 人民幣千元	Total 合計 RMB'000 人民幣千元
Segment assets	分部資產	54,778,224	5,185,564	463,188	60,426,976
Investments in associates	投資於聯營公司	-	-	623,390	623,390
Investments in jointly controlled entities	投資於共同控制實體	-	-	115,540	115,540
Total assets	資產合計	54,778,224	5,185,564	1,202,118	61,165,906
Segment liabilities	分部負債	(53,632,097)	(3,992,814)	(64,352)	(57,689,263)
Capital expenditure (Notes 16 & 17)	資本性支出(註釋16及17)	15,566,384	1,170,712	52,623	16,789,719

(b) Secondary reporting format by geographical segment

(b) 以區域分部作次要報告形式

The Group's two business segments operate in four main geographical areas, even though they are managed on a worldwide basis.

儘管業務遍及全球，本集團之兩個業務分部於四個主要的地理區域經營。

The Group's revenues (net of business tax) by geographical segment are analyzed based on the following criteria:

本集團分地區分佈之收入(減去營業税後淨額)分析如下：

(1) Traffic revenue from services within the PRC (excluding the Hong Kong Special Administrative Region ("Hong Kong")) is classified as domestic operations. Traffic revenue from inbound and outbound services between the PRC, Hong Kong or overseas markets is attributed to the segments based on the origin and destination of each flight segment.

(2) Revenue from ticket handling services, airport ground services and other miscellaneous services are classified on the basis of where the services are performed.

(i) 於中國境內(不包括中國香港特別行政區(「香港」))提供服務所賺取的運輸收入屬於國內業務收入。提供中國與香港或海外市場間去程及回程服務所賺取的運輸收入按海外航線的始發點或終點劃歸為所屬地區業務收入。

(ii) 提供售票服務收入，機場地勤服務收入及其他不同服務所賺取的收入按提供該服務所在地劃歸為該地區的業務收入。

7. SEGMENT INFORMATION (Cont'd) 7. 分部資料(續)

(b) Secondary reporting format by geographical segment (Cont'd) (b) 以區域分部作次要報告形式(續)

		Group 集團 2007 二零零七年 RMB'000 人民幣千元	2006 二零零六年 RMB'000 人民幣千元
Domestic (the PRC, excluding Hong Kong)	國內(中國,不包括香港)	**24,125,288**	20,948,698
Hong Kong	香港	**2,694,857**	3,244,846
Japan	日本	**3,642,220**	3,582,962
Other countries	其他國家	**12,058,861**	9,857,626
Total	合計	**42,521,226**	37,634,132

The major revenue-earning assets of the Group are its aircraft, all of which are registered in the PRC. Since the Group's aircraft are deployed flexibly across its route network, there is no suitable basis of allocating such assets and the related liabilities to geographical segments and hence segment assets and capital expenditure by geographic segment have not been presented.

本集團主要收入來源於其飛機資產,此等飛機均註冊於中國。由於本集團之飛機可在不同航線中自由使用,沒有將此等資產及相關負債在地區分布中合理分配的基礎,因此並未按照地區分部來披露資產及資本性支出。

8. WAGES, SALARIES AND BENEFITS 8. 工資、薪金及福利

		Group 集團 2007 二零零七年 RMB'000 人民幣千元	2006 二零零六年 RMB'000 人民幣千元
Wages, salaries, bonus and allowances	工資、薪金、花紅及補貼	**3,198,734**	2,603,095
Employee welfare and benefits	僱員福利及利益	**246,626**	231,000
Defined contribution retirement schemes (Note 34(a))	定額退休金計劃(註釋34(a))	**373,253**	298,363
Post-retirement benefits (Note 34(b))	僱員退休後福利費用(註釋34(b))	**170,670**	146,968
Staff housing fund (Note 35(a))	員工住房基金(註釋35(a))	**285,000**	228,000
Staff housing allowance (Note 35(b))	職工住房補貼(註釋35(b))	**53,114**	30,656
		4,327,397	3,538,082

8. WAGES, SALARIES AND BENEFITS (Cont'd)

8. 工資、薪金及福利(續)

(a) Emoluments of directors, supervisors and senior management

(a) 董事、監事及高級行政人員的酬金

Details of the emoluments paid to the Company's Directors, supervisors and senior management are as follows:

支付給公司董事、監事及高級行政人員的酬金包括下列各項：

		2007 二零零七年 Salaries and allowances 薪金及補貼 RMB'000 人民幣千元	Bonus 花紅 RMB'000 人民幣千元	Total 總額 RMB'000 人民幣千元
Executive Directors	**執行董事**			
Li Fenghua*	李豐華*	–	–	–
Luo Chaogeng*	羅朝庚*	–	–	–
Cao Jainxiong*	曹建雄*	–	–	–
Li Jun*	李軍*	–	–	–
Luo Zhuping	羅祝平	187	–	187
Independent non-executive Directors	**獨立非執行董事**			
Hu Honggao	胡鴻高	120	–	120
Peter Lok	樂鞏南	117	–	117
Wu Baiwang	吳百旺	120	–	120
Zhou Ruijin	周瑞金	120	–	120
Xie Rong	謝榮	120	–	120
Supervisors	**監事**			
Liu Jiangbo*	劉江波*	–	–	–
Xu Zhao*	徐昭*	–	–	–
Yang Jie	楊潔	144	–	144
Wang Taoying	王桃英	169	–	169
Liu Jiashun	劉家順	–	–	–
Vice executive Directors	**副執行董事**			
Zhang Jianzhong	張建中	220	–	220
Li Yangmin	李養民	202	–	202
Fan Ru	樊儒	676	–	676
Finance controller	**財務總監**			
Luo Weide	羅偉德	207	–	207
Total	**合計**	2,402	–	2,402

8. WAGES, SALARIES AND BENEFITS (Cont'd)

8. 工資、薪金及福利(續)

(a) Emoluments of directors, supervisors and senior management (Cont'd)

(a) 董事、監事及高級行政人員的酬金(續)

		2006 二零零六年		
		Salaries and allowances 薪金及補貼 RMB'000 人民幣千元	Bonus 花紅 RMB'000 人民幣千元	Total 總額 RMB'000 人民幣千元
Executive Directors	**執行董事**			
Li Fenghua*	李豐華*	–	–	–
Luo Chaogeng*	羅朝庚*	–	–	–
Cao Jainxiong*	曹建雄*	–	–	–
Wan Mingwu*	萬明武*	–	–	–
Zhong Xiong*	鍾雄*	–	–	–
Luo Zhuping	羅祝平	157	–	157
Independent non-executive Directors	**獨立非執行董事**			
Hu Honggao*	胡鴻高*	–	–	–
Peter Lok *	樂鞏南*	–	–	–
Wu Baiwang*	吳百旺*	–	–	–
Zhou Ruijin*	周瑞金*	–	–	–
Xie Rong*	謝榮*	–	–	–
Supervisors	**監事**			
Li Wenxin*	李文新*	–	–	–
Ba Shengji*	巴勝基*	–	–	–
Yang Xingen	楊新根	149	–	149
Yang Jie	楊潔	100	–	100
Liu Jiashun	劉家順	–	–	–
Vice executive Directors	**副執行董事**			
Zhang Jianzhong	張建中	176	–	176
Li Yangmin	李養民	156	–	156
Fan Ru	樊儒	454	–	454
Finance controller	**財務總監**			
Luo Weide	羅偉德	173	–	173
Total	**合計**	1,365	–	1,365

* Certain Directors of the Company received emoluments from CEA Holding, the parent company, part of which is in respect of their services to the Company and its subsidiaries. No apportionment has been made as it is impractical to apportion this amount between their services to the Group and their services to CEA Holding.

* 本公司部份董事向本公司及其附屬公司提供服務，並從母公司中國東航集團支取其酬金。由於公司董事認為難以將董事的服務分配到本集團及中國東航集團，因此此分類沒有在此表中反映。

During the year ended 31 December 2007, no Directors and supervisors waived their emoluments (2006: Nil).

於截至二零零七年十二月三十一日止年度，並無任何一位董事及監事放棄其酬金(二零零六年：無)。

8. WAGES, SALARIES AND BENEFITS (Cont'd)

(b) Five highest paid individuals

One of the vice executive Directors, whose emoluments are reflected in the above analysis was among the five highest paid individuals in the Group for 2007. The emoluments payable to the remaining four (2006: four) highest paid individuals are as follows:

8. 工資、薪金及福利(續)

(b) 五位最高薪人員的酬金

本集團五位最高薪人員中，其中一位為副執行董事，其薪金已於上述分析中體現。剩餘四位(2006：四位)最高薪人員的酬金詳情如下：

		Group 集團	
		2007 二零零七年 RMB'000 人民幣千元	2006 二零零六年 RMB'000 人民幣千元
Wages, salaries, bonus and allowances	工資、薪金、花紅及補貼	**2,430**	1,736

The emoluments fell within the following band:

酬金級別如下：

		Number of individuals 人數	
		2007 二零零七年	2006 二零零六年
Below HK$1,000,000	1,000,000港元以下	**4**	4

During the year ended 31 December 2007, no emoluments were paid by the Group to the Directors, supervisors or the five highest paid individuals as an inducement to join or upon joining the Group, or as a compensation for loss of office (2006: Nil).

於截至二零零七年十二月三十一日止年度，本集團沒有就招聘或辭退人員而補償給予董事、監事或五位最高薪人員任何酬金(二零零六：無)。

9. OPERATING PROFIT/LOSS

9. 經營溢利／虧損

Operating profit/loss is stated after charging and crediting the following items:

經營溢利／虧損以扣除或貸記下列項目列示：

		Group 集團 2007 二零零七年 RMB'000 人民幣千元	2006 二零零六年 RMB'000 人民幣千元
Charging:	扣除：		
Depreciation of property, plant and equipment	物業、機器及設備折舊		
– Leased	－租賃	**1,839,928**	1,418,781
– Owned	－自置	**2,840,438**	3,074,791
Amortisation of intangible assets	無形資產攤銷	**106,703**	72,737
Amortisation of lease prepayments	預付租賃款攤銷	**24,847**	30,869
Consumption of flight equipment spare parts	飛機設備零件消耗	**468,888**	326,248
Allowances for obsolescence of flight equipment spare parts	飛機設備零件陳舊準備	**96,535**	60,317
Deficits on revaluation/ impairment loss	評估／減值損失	**130,921**	1,035,343
Provision for impairment of trade and other receivables	應收帳款及其他應收款減值準備	**10,481**	19,539
Auditors' remuneration	核數師酬金	**18,439**	20,120
Crediting:	及計入：		
Gain on disposals of property, plant and equipment	處理物業、機器及設備溢利	**674**	36,207

10. FINANCE INCOME

10. 財務收入

		Group 集團 2007 二零零七年 RMB'000 人民幣千元	2006 二零零六年 RMB'000 人民幣千元
Exchange gains, net (Note)	淨匯兑收益(註釋)	**2,023,032**	888,402
Interest income	利息收入	**96,849**	120,161
Finance income	財務收入	**2,119,881**	1,008,563

Note:

The exchange gain for the year ended 31 December 2007 primarily relates to the translation of the Group's foreign currency denominated borrowings and obligations under finance leases at year-end exchange rates.

註釋：

於二零零七年十二月三十一日，匯兑收益主要來源於集團以外幣計量的融資租賃貸款及負債的年末滙兑轉換。

11. FINANCE COSTS

11. 財務支出

		Group 集團 2007 二零零七年 RMB'000 人民幣千元	2006 二零零六年 RMB'000 人民幣千元
Interest relating to obligations under finance leases	融資租賃負債利息	**(731,885)**	(543,953)
Interest on loans from banks and financial institutions	銀行及金融機構貸款利息	**(1,629,090)**	(1,580,536)
Interest relating to notes payable	應付票據利息	**(72,779)**	(91,280)
Amortisation of the discount on zero coupon debentures	零息債券折扣攤銷	**-**	(25,456)
Interest relating to long-term payables	長期應付款利息	**(3,406)**	(4,961)
Fair value gains on financial instruments – transfer from equity in respect of interest rate swaps qualified as cash flow hedges	金融工具公允價值溢利 一利率掉期：現金流套期、權益轉入	**59,111**	55,889
		(2,378,049)	(2,190,297)
Less: Amounts capitalised into advanced payments on acquisition of aircraft (Note 19)	減：資本化為飛機預付款的金額(註釋19)	**399,499**	424,316
Finance costs	**財務支出**	**(1,978,550)**	(1,765,981)

12. INCOME TAX

12. 稅項

Income tax charged/(credited) to the consolidated income statement is as follows:

自綜合損益表計入／(扣除)的稅項如下：

		Group 集團 2007 二零零七年 RMB'000 人民幣千元	2006 二零零六年 RMB'000 人民幣千元
Provision for PRC income tax	中國所得稅準備	**72,918**	48,072
Deferred taxation (Note 33)	遞延稅項(註釋33)	**(49,155)**	(211,004)
		23,763	(162,932)

For 2007, the Company is subject to PRC income tax at a reduced rate of 15%, pursuant to the Circular Hu Shui Er Cai (2001) No. 104 issued by the Shanghai Municipal Tax Bureau.

根據上海市地方稅務局頒布的滬稅二財(2001)104號通告，本公司的所得稅稅率獲減至15%。

Certain subsidiaries of the Group located in Pudong, Shanghai are subject to PRC income tax at a reduced rate of 15%, pursuant to the preferential tax policy in Pudong, Shanghai. Other subsidiaries of the Group are generally subject to the PRC corporate income tax at the standard rate of 33% for the years presented.

集團於上海市浦東新區註冊的附屬公司所得稅稅率根據上海浦東稅務優惠政策獲減至15%。本集團的其他子公司的通用稅率為中國標準所得稅稅率33%。

On 16 March 2007, the National People's Congress approved the Corporate Income Tax of the People's Republic of China (the "new CIT Law"). The PRC enterprise income tax rate for the Company and all its subsidiaries, except those registered in Hong Kong, will change to a standard tax rate of 25%. However, the tax bureau in which the Company and certain of its subsidiaries are registered has not yet announced the detailed transitional provisions from the old rate to the new CIT rate. For the purposes of deferred tax calculations, the Company and its subsidiaries apply 25% tax rate effective from 1 January 2008. The net deferred tax position of the Company and its subsidiaries as of 31 December 2007 is insignificant and management considers that the change in tax rate will not have a material impact on the Group's deferred tax position.

全國人民代表大會於二零零七年三月十六日通過了《中華人民共和國企業所得稅法》(新所得稅法)。本公司及其所有附屬公司(除註冊在香港的附屬公司外)，適用的所得稅率將調整至25%。但本公司及某些附屬公司註冊所在地的稅務主管機關目前尚未頒佈新舊企業所得稅率的具體過渡辦法。在計算遞延所得稅時，本公司及本公司的附屬公司按自二零零八年一月一日起生效的稅率25%計算。由於本公司及附屬公司的遞延稅淨額並不重大，因此本公司管理層認為稅率的變更對本集團2007年度遞延所得稅費用無重大影響。

Further detailed measures and regulations on determination of taxable profit, tax incentives and grandfathering provisions will be issued by the tax authorities. As and when the tax authorities announce the additional regulations, the Group will assess their impact, if any, and the corresponding change in accounting estimate will be accounted for prospectively.

稅務當局將公布更明細的規定及指引以，納稅收入的核算、稅收優惠及免受限規定等。當稅務當局公布進一步的規定後，本集團將評估該規定對本集團的影響，並考慮相應的會計估計的變更，此變更將集團未來適用法予以反映。

12. INCOME TAX (Cont'd)

Tax on the Group's consolidated income statement differs from the theoretical amount that would arise using the taxation rate of the home country of the Company as follows:

12. 稅項(續)

本集團就綜合損益表的稅項，與本公司原屬國家適用的稅率而應產生之理論稅額的差額如下：

		Group 集團	
		2007 二零零七年 RMB'000 人民幣千元	2006 二零零六年 RMB'000 人民幣千元
Profit/(loss) before income tax	除稅前虧損	**268,266**	(3,615,697)
Adjusted by:	調整：		
Share of result of associates and jointly controlled entities	攤佔聯營公司及共同控制實體的業績	**(88,398)**	(133,161)
		179,868	(3,748,858)
Tax calculated at enacted tax rate of 15%	按15%稅率計算的所得稅費用	**26,980**	(562,329)
Effect attributable to subsidiaries charged at tax rates of 17.5% or 33%	附屬公司17.5%或33%所得稅稅率的影響	**(49,578)**	(27,969)
Effect of tax rate change on deferred tax	稅率變化對遞延稅項的影響	**24,289**	-
Expenses not deductible for tax purposes	不可扣稅的費用	**12,031**	13,852
(Recognisation)/utilisation of previously unrecognised tax losses	(確認)／使用以前年度未確認的稅務虧損	**(157,531)**	23,130
Unrecognised tax losses	未予確認的稅務虧損	**54,647**	327,739
Other unrecognised temporary differences	其他未確認暫時性差異	**112,925**	16,067
Gain arising from intra-group property, plant and equipment disposal subject to taxation	集團公司間處理固定資產須繳稅的收入	**-**	46,578
Tax charge/(credit)	稅項費用／(貸項)	**23,763**	(162,932)

The Group operates international flights to overseas destinations. There was no material overseas taxation for the years ended 31 December 2007 and 2006, as there are double tax treaties between the PRC and the corresponding jurisdictions (including Hong Kong) relating to aviation businesses.

本集團經營國際航線，飛往某些海外目的地。由於中國與相關的司法權區(包括香港)達成了豁免雙重徵稅的共識，本集團於截至二零零七年及二零零六年十二月三十一日止年度並無重大海外稅款。

13. DIVIDEND

No interim dividend was paid during both 2007 and 2006.

The Board of Directors of the Company has not recommended any dividend in respect of the year ended 31 December 2007. No final dividend was paid in respect of the year ended 31 December 2006.

13. 股息

本公司在本年度及上年度內並沒有派發中期股息。

本公司董事會已建議截至二零零七年十二月三十一日止年度不派發任何股息。截至二零零六年十二月三十一日未派發年終股息。

14. PROFIT/LOSS ATTRIBUTABLE TO SHAREHOLDERS

The profit attributable to equity holders of the Company is dealt with in the financial statements of the Company to the extent of RMB420 million (2006: loss of RMB2,664 million).

14. 本公司權益持有人應佔溢利／(虧損)

應歸屬於本公司權益持有人的溢利人民幣420百萬元(2006：虧損人民幣2,664百萬元)已經包含於本公司的財務報表中。

15. EARNING/(LOSS) PER SHARE

The calculation of basic earning per share is based on the profit attributable to equity holders of the Company of RMB269 million (2006: loss of RMB3,313 million) and the weighted average number of shares of 4,866,950,000 (2006: 4,866,950,000) in issue during the year.

The Company has no potentially dilutive option or other instruments relating to ordinary shares.

15. 每股盈利／(虧損)

每股基本盈利乃按本公司權益持有人應佔綜合盈利人民幣269百萬元(二零零六年：虧損人民幣3,313百萬元)和年內已發行的加權平均股數4,866,950,000股(二零零六年：4,866,950,000股)計算。

本公司並無潛在可攤薄普通股的購股權或其他金融工具。

16. INTANGIBLE ASSETS

16. 無形資產

		Group 集團			
		Goodwill (Note (a)) 商譽 (註釋(a)) RMB'000 人民幣千元	Sponsorship fee (Note (b)) 贊助費 (註釋(b)) RMB'000 人民幣千元	Computer software 電腦軟件 RMB'000 人民幣千元	Total 總計 RMB'000 人民幣千元
Cost	**成本**				
At 1 January 2006	於二零零六年一月一日	688,311	-	84,964	773,275
Additions through the acquisition of a controlling interest in an associate	由於收購聯營公司的控制權益所引起的增加	304,832	-	28	304,860
Other additions	其他添置	-	320,000	33,617	353,617
Disposals	出售	-	-	(36)	(36)
At 31 December 2006	於二零零六年十二月三十一日	993,143	320,000	118,573	1,431,716
At 1 January 2007	於二零零七年一月一日	993,143	320,000	118,573	1,431,716
Other additions	其他添置	-	-	15,283	15,283
Disposals	出售	-	-	(1,715)	(1,715)
At 31 December 2007	**於二零零七年十二月三十一日**	**993,143**	**320,000**	**132,141**	**1,445,284**
Accumulated amortisation	**累計攤銷**				
At 1 January 2006	於二零零六年一月一日	-	-	21,432	21,432
Charge for the year	本年攤銷	-	52,870	19,867	72,737
Disposals	出售	-	-	(7)	(7)
At 31 December 2006	於二零零六年十二月三十一日	-	52,870	41,292	94,162
At 1 January 2007	於二零零七年一月一日	-	52,870	41,292	94,162
Charge for the year	本年攤銷	-	82,194	24,509	106,703
Disposals	出售	-	-	(287)	(287)
At 31 December 2007	**於二零零七年十二月三十一日**	**-**	**135,064**	**65,514**	**200,578**
Net book amount	**賬面淨值**				
At 31 December 2006	於二零零六年十二月三十一日	993,143	267,130	77,281	1,337,554
At 31 December 2007	**於二零零七年十二月三十一日**	**993,143**	**184,936**	**66,627**	**1,244,706**

16. INTANGIBLE ASSETS (Cont'd)

16. 無形資產(續)

		Company 公司			
		Goodwill (Note (a)) 商譽 (註釋(a)) RMB'000 人民幣千元	Sponsorship fee (Note (b)) 贊助費 (註釋(b)) RMB'000 人民幣千元	Computer software 電腦軟件 RMB'000 人民幣千元	Total 總計 RMB'000 人民幣千元
Cost	**成本**				
At 1 January 2006	於二零零六年一月一日	688,311	-	83,808	772,119
Other additions	其他添置	-	320,000	33,617	353,617
Disposals	出售	-	-	(36)	(36)
At 31 December 2006	於二零零六年十二月三十一日	688,311	320,000	117,389	1,125,700
At 1 January 2007	於二零零七年一月一日	688,311	320,000	117,389	1,125,700
Other additions	其他添置	-	-	15,071	15,071
Disposals	出售	-	-	(1,715)	(1,715)
At 31 December 2007	**於二零零七年十二月三十一日**	**688,311**	**320,000**	**130,745**	**1,139,056**
Accumulated amortisation	**累計攤銷**				
At 1 January 2006	於二零零六年一月一日	-	-	20,528	20,528
Charge for the year	本年攤銷	-	52,870	19,630	72,500
Disposals	出售	-	-	(7)	(7)
At 31 December 2006	於二零零六年十二月三十一日	-	52,870	40,151	93,021
At 1 January 2007	於二零零七年一月一日	-	52,870	40,151	93,021
Charge for the year	本年攤銷	-	82,194	24,454	106,648
Disposals	出售	-	-	(287)	(287)
At 31 December 2007	**於二零零七年十二月三十一日**	**-**	**135,064**	**64,318**	**199,382**
Net book amount	**賬面淨值**				
At 31 December 2006	於二零零六年十二月三十一日	688,311	267,130	77,238	1,032,679
At 31 December 2007	**於二零零七年十二月三十一日**	**688,311**	**184,936**	**66,427**	**939,674**

Notes:

(a) *Impairment tests for goodwill*
The Group operates in two cash-generating units ("CGU") which are passenger (including cargo carried by passenger flights) and cargo and logistics.

The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using the estimated growth rates stated below. The growth rate does not exceed the long-term average growth rate for the aviation businesses in which the CGU operates.

註釋：

(a) *商譽的減值測試*
本集團從事兩個現金產生單元分別為客運(包括客機運貨)以及貨運及物流。

現金產生單元的可收回金額根據使用價值計算。計算方式利用税前現金流量預測，依據管理層批核的五年期財政預算。超過該五年期的現金流量採用以下所述的估計增長率作出推算。該增長率不超過現金產生單位營運的鞋類零售業務的長期平均增長率。

16. INTANGIBLE ASSETS (Cont'd)

Notes: (Cont'd)

(a) *Impairment tests for goodwill (Cont'd)*

Key assumptions used for value-in-use calculations

– Gross margin	12%
– Growth rate	15%
– Discount rate	10%

Management determined budgeted gross margins based on past performance and its expectations for market development. The weighted average growth rate used is consistent with the forecasts included in industry reports. The discount rate used is pre-tax and reflects specific risks relating to the Group's business.

(b) *Sponsorship fees*

In March 2006, the Company entered into an agreement (the "Sponsorship Agreement") with the Bureau of 2010 Expo Shanghai (the "Bureau") which designated the Group as the exclusive airline passenger carrier in the PRC to sponsor the 2010 Shanghai Expo. The Company will be entitled to a number of rights, including but not limited to the use of the Expo logo in the Group's products, priority to purchase advertising space at the Expo site etc. In return, the Company is required to pay a total sponsorship fee of RMB320 million, RMB160 million of which would be paid in cash by instalments, the remaining RMB160 million would be settled by value-in-kind services ("VIK") (in the form of goods or services) to support the 2010 Shanghai Expo. Accordingly, an intangible asset has been recognised and is being amortised on a straight-line basis over the beneficial period from the effective date of the Sponsorship Agreement to the completion of the Expo. The outstanding sponsorship fee of RMB233 million (2006: 279 million) has also been recognised as other long-term liabilities (Note 32) in the Group's balance sheet.

16. 無形資產(續)

註釋：(續)

(a) *商譽的減值測試(續)*

使用價值計算的主要假設如下：

一毛利率	12%
一增長率	15%
一貼現率	10%

管理層根據過往表現及其對市場發展的預測釐定預算毛利率。所採用的加權平均增長率與行業報告所載的預測符合一致。所採用的貼現率為税前比率並反映相關分部的特定風險。

(b) *贊助費*

於二零零六年三月，本公司與上海市二零一零年世博會事務協調局簽訂贊助協議並被確定為二零一零年上海世博會唯一中國航空客運合作夥伴。本公司可享有的權益包括(但不限於)使用世博會的徽號於本集團的產品上、享有選購世博會會址廣告空位的優先權等。本公司需要支付人民幣320百萬元的贊助費，以支持二零一零年世博會，其中人民幣160百萬元為分期支付的現金，餘下的人民幣160百萬元會以現金等價物支付(以提供貨物或服務形式)。在集團資產負債表中此贊助費已被確認為無形資產。此無形資產在贊助協議生效日以至世博完結的受益期內以直線法予以攤銷，此贊助款的金額為人民幣233百萬元(2006年：279百萬元)，其相應的應付款已確認為其他長期負債(註釋32)。

17. PROPERTY, PLANT AND EQUIPMENT

17. 物業、機器及設備

		Group 集團					
		Aircraft, engines and flight equipment 飛機、發動機及飛行設備					
		Owned 自置 RMB'000 人民幣千元	Held under finance leases 以融資租賃持有 RMB'000 人民幣千元	Buildings 樓宇 RMB'000 人民幣千元	Other property, plant and equipment 其他物業、機器及設備 RMB'000 人民幣千元	Construction in progress 在建工程 RMB'000 人民幣千元	Total 合計 RMB'000 人民幣千元
Valuation or cost	評估值／成本值						
At 1 January 2006	於二零零六年一月一日	33,254,963	17,791,313	2,424,989	2,984,531	240,884	56,696,680
Reclassification upon purchase	購入時重分類	2,011,940	(2,011,940)	-	-	-	-
Transfers from construction in progress	從在建工程轉入	-	-	52,832	242,669	(295,501)	-
Transfers from advanced payments on acquisition of aircraft (Note 19)	從飛機預付款轉入（註釋19）	3,797,430	2,591,545	-	-	-	6,388,975
Additions through the acquisitions of controlling interests in associates	由於收購聯營公司控制權益所引起的增加	78,291	305,663	303,064	33,292	2,447	722,757
Other additions	其他添置	5,612,187	2,724,601	-	384,743	297,979	9,019,510
Valuation deficit	評估減值損失	(939,655)	(95,688)	-	-	-	(1,035,343)
Transfers to non-current assets held for sale (Note (b) & 39)	轉至待出售非流動資產（註釋(b)及39）	(2,108,763)	(202,898)	-	-	-	(2,311,661)
Disposals by sale and leaseback	售後回租交易之處置	(7,940,164)	-	-	-	-	(7,940,164)
Other disposals	其他出售	(314,615)	-	(41,639)	(131,322)	-	(487,576)
At 31 December 2006	於二零零六年十二月三十一日	33,451,614	21,102,596	2,739,246	3,513,913	245,809	61,053,178
Accumulated depreciation	累計折舊						
At 1 January 2006	於二零零六年一月一日	11,880,147	4,426,004	479,334	1,386,327	-	18,171,812
Reclassification upon purchase	購入時重分類	940,464	(940,464)	-	-	-	-
Charge for the year	本年度折舊	2,600,331	1,418,781	106,441	368,019	-	4,493,572
Transfers to non-current assets held for sale (Note (b) & 39)	轉至待出售非流動資產（註釋(b)及39）	(1,346,228)	(121,049)	-	-	-	(1,467,277)
Other disposals	其他出售	(97,146)	-	(3,703)	(94,546)	-	(195,395)
At 31 December 2006	於二零零六年十二月三十一日	13,977,568	4,783,272	582,072	1,659,800	-	21,002,712
Net book amount	賬面淨值						
At 31 December 2006	於二零零六年十二月三十一日	19,474,046	16,319,324	2,157,174	1,854,113	245,809	40,050,466
At 1 January 2006	於二零零六年一月一日	21,374,816	13,365,309	1,945,655	1,598,204	240,884	38,524,868

17. PROPERTY, PLANT AND EQUIPMENT (Cont'd)

17. 物業、機器及設備(續)

		Group 集團					
		Aircraft, engines and flight equipment 飛機、發動機及飛行設備					
		Owned 自置 RMB'000 人民幣千元	Held under finance leases 以融資租賃有 RMB'000 人民幣千元	Buildings 樓宇 RMB'000 人民幣千元	Other property, plant and equipment 其他物業、機器及設備 RMB'000 人民幣千元	Construction in progress 在建工程 RMB'000 人民幣千元	Total 合計 RMB'000 人民幣千元
Valuation or cost	**評估值/成本值**						
At 1 January 2007	於二零零七年一月一日	33,451,614	21,102,596	2,739,246	3,513,913	245,809	61,053,178
Reclassification upon purchase	購入時重分類	3,756,521	(3,756,521)	-	-	-	-
Transfers from construction in progress	從在建工程轉入	-	-	84,402	91,269	(175,671)	-
Transfers from advanced payments on acquisition of aircraft (Note 19)	從飛機預付款轉入(註釋19)	189,402	4,920,311	-	-	-	5,109,713
Other additions	其他添置	1,792,499	6,026,343	51,276	380,211	406,350	8,656,679
Disposals to a jointly controlled entity (Note 22)	向共同控制實體出售(註釋22)	-	-	(28,489)	(2,773)	-	(31,262)
Transfers to non-current assets held for sale (Note (b) and 39)	轉至待出售非流動資產(註釋(b)和39)	(2,945,092)	-	-	-	-	(2,945,092)
Other disposals	其他出售	(788,727)	(237,973)	(33,781)	(99,386)	-	(1,159,867)
At 31 December 2007	於二零零七年十二月三十一日	35,456,217	28,054,756	2,812,654	3,883,234	476,488	70,683,349
Accumulated depreciation	**累計折舊**						
At 1 January 2007	於二零零七年一月一日	13,977,568	4,783,272	582,072	1,659,800	-	21,002,712
Reclassification upon purchase	購入時重分類	1,768,786	(1,768,786)	-	-	-	-
Charge for the year	本年度折舊	2,268,230	1,913,831	103,622	394,683	-	4,680,366
Disposals to a jointly controlled entity (Note 22)	向共同控制實體出售(註釋22)	-	-	(5,562)	(1,426)	-	(6,988)
Transfers to non-current assets held for sale (Note (b) and 39)	轉至待出售非流動資產(註釋(b)和39)	(1,444,395)	-	-	-	-	(1,444,395)
Other disposals	其他出售	(786,032)	(237,973)	(6,240)	(66,305)	-	(1,096,550)
At 31 December 2007	於二零零七年十二月三十一日	15,784,157	4,690,344	673,892	1,986,752	-	23,135,145
Net book amount	賬面淨值						
At 31 December 2007	於二零零七年十二月三十一日	19,672,060	23,364,412	2,138,762	1,896,482	476,488	47,548,204
At 1 January 2007	於二零零七年一月一日	19,474,046	16,319,324	2,157,174	1,854,113	245,809	40,050,466

17. PROPERTY, PLANT AND EQUIPMENT (Cont'd) 17. 物業、機器及設備(續)

Company
公司

		Aircraft, engines and flight equipment 飛機、發動機及飛行設備					
		Owned 自置	Held under finance leases 以融資租賃有	Buildings 樓宇	Other property, plant and equipment 其他物業、機器及設備	Construction in progress 在建工程	Total 合計
		RMB'000 人民幣千元	RMB'000 人民幣千元	RMB'000 人民幣千元	RMB'000 人民幣千元	RMB'000 人民幣千元	RMB'000 人民幣千元
Valuation or cost	**評估值/成本值**						
At 1 January 2006	於二零零六年一月一日	25,586,721	16,666,521	1,473,423	2,036,082	88,802	45,851,549
Reclassification upon purchase	購入時重分類	2,011,940	(2,011,940)	-	-	-	-
Transfers to a subsidiary	轉入附屬公司	(482,982)	-	-	-	-	(482,982)
Transfers from construction in progress	從在建工程轉入	-	-	25,507	12,210	(37,717)	-
Transfers from advanced payments on acquisition of aircraft (Note 19)	從飛機預付款轉入(註釋19)	3,744,513	1,843,577	-	-	-	5,588,090
Other additions	其他添置	4,812,055	2,345,391	40,491	271,479	100,145	7,569,561
Valuation deficit	評估減值損失	(939,655)	(95,688)	-	-	-	(1,035,343)
Transfers to non-current assets held for sale (Note (b) and 39)	轉至待出售非流動資產(註釋(b)和39)	(2,108,763)	(202,898)	-	-	-	(2,311,661)
Disposals by sale and leaseback	售後回租交易之處置	(7,940,164)	-	-	-	-	(7,940,164)
Other disposals	其他出售	(313,016)	-	(36,277)	(107,363)	-	(456,656)
At 31 December 2006	於二零零六年十二月三十一日	24,370,649	18,544,963	1,503,144	2,212,408	151,230	46,782,394
Accumulated depreciation	**累計折舊**						
At 1 January 2006	於二零零六年一月一日	7,961,897	4,383,943	318,184	1,025,400	-	13,689,424
Reclassification upon purchase	購入時重分類	940,464	(940,464)	-	-	-	-
Transfers to a subsidiary	轉入附屬公司	(458,832)	-	-	-	-	(458,832)
Charge for the year	本年度折舊	1,939,393	1,317,355	54,726	274,242	-	3,585,716
Transfers to non-current assets held for sale (Note (b) and 39)	轉至待出售非流動資產(註釋(b)和39)	(1,346,228)	(121,049)	-	-	-	(1,467,277)
Other disposals	其他出售	(97,146)	-	(2,997)	(73,362)	-	(173,505)
At 31 December 2006	於二零零六年十二月三十一日	8,939,548	4,639,785	369,913	1,226,280	-	15,175,526
Net book amount	賬面淨值						
At 31 December 2006	於二零零六年十二月三十一日	15,431,101	13,905,178	1,133,231	986,128	151,230	31,606,868
At 1 January 2006	於二零零六年一月一日	17,624,824	12,282,578	1,155,239	1,010,682	88,802	32,162,125

17. PROPERTY, PLANT AND EQUIPMENT (Cont'd)

17. 物業、機器及設備（續）

Company
公司

		Aircraft, engines and flight equipment 飛機、發動機及飛行設備					
		Owned 自置 RMB'000 人民幣千元	Held under finance leases 以融資租賃有 RMB'000 人民幣千元	Buildings 樓宇 RMB'000 人民幣千元	Other property, plant and equipment 其他物業、機器及設備 RMB'000 人民幣千元	Construction in progress 在建工程 RMB'000 人民幣千元	Total 合計 RMB'000 人民幣千元
Valuation or cost	**評估值／成本值**						
At 1 January 2007	於二零零七年一月一日	24,370,649	18,544,963	1,503,144	2,212,408	151,230	46,782,394
Reclassification upon purchase	購入時重分類	3,527,427	(3,527,427)	-	-	-	-
Transfers from construction in progress	從在建工程轉入	-	-	82,588	13,388	(95,976)	-
Transfers from advanced payments on acquisition of aircraft (Note 19)	從飛機預付款轉入（註釋19）	114,941	4,177,685	-	-	-	4,292,626
Other additions	其他添置	1,070,095	5,149,747	1,437	289,425	146,394	6,657,098
Disposals to a jointly controlled entity (Note 22)	向共同控制實體出售（註釋22）	-	-	(28,489)	(2,773)	-	(31,262)
Transfers to non-current assets held for sale (Note (b) and 39)	轉至待出售非流動資產（註釋(b)和39）	(2,870)	-	-	-	-	(2,870)
Other disposals	其他出售	(597,936)	(233,007)	(19,376)	(78,872)	-	(929,191)
At 31 December 2007	於二零零七年十二月三十一日	28,482,306	24,111,961	1,539,304	2,433,576	201,648	56,768,795
Accumulated depreciation	**累計折舊**						
At 1 January 2007	於二零零七年一月一日	8,939,548	4,639,785	369,913	1,226,280	-	15,175,526
Reclassification upon purchase	購入時重分類	1,628,209	(1,628,209)	-	-	-	-
Charge for the year	本年度折舊	1,674,051	1,662,403	49,979	293,667	-	3,680,100
Disposals to a jointly controlled entity (Note 22)	向共同控制實體出售（註釋22）	-	-	(5,562)	(1,426)	-	(6,988)
Transfers to non-current assets held for sale (Note (b) and 39)	轉至待出售非流動資產（註釋(b)和39）	(111)	-	-	-	-	(111)
Other disposals	其他出售	(595,240)	(233,007)	(4,514)	(58,459)	-	(891,220)
At 31 December 2007	於二零零七年十二月三十一日	11,646,457	4,440,972	409,816	1,460,062	-	17,957,307
Net book amount	賬面淨值						
At 31 December 2007	於二零零七年十二月三十一日	16,835,849	19,670,989	1,129,488	973,514	201,648	38,811,488
At 1 January 2007	於二零零七年一月一日	15,431,101	13,905,178	1,133,231	986,128	151,230	31,606,868

17. PROPERTY, PLANT AND EQUIPMENT (Cont'd)

17. 物業、機器及設備(續)

Notes:

註釋：

(a) On 31 December 2007, the Group's property, plant and equipment were carried at their revalued amounts and costs less accumulated depreciation and impairment loss. Had the property, plant and equipment of the Group and the Company been stated at cost less accumulated depreciation and impairment losses, the carrying amounts of property, plant and equipment would have been as follows:

(a) 於二零零七年十二月三十一日，本公司的物業、機器及設備以評估值或成本值減去累積折舊和減值損失列賬。假若本集團及本公司的物業、機器及設備以成本扣除累計折舊及減值損失列賬，物業、機器及設備的淨值將如下列：

		Group 集團		Company 公司	
		2007 二零零七年 RMB'000 人民幣千元	2006 二零零六年 RMB'000 人民幣千元	**2007 二零零七年 RMB'000 人民幣千元**	2006 二零零六年 RMB'000 人民幣千元
At 31 December	於十二月三十一日	**47,227,254**	39,722,018	**38,584,893**	31,303,467

(b) In 2006 and 2007, the Board of Directors passed resolutions to dispose of certain aircraft and the related equipment and have been actively seeking buyers. The relevant assets have been reclassified as "Non-current assets held for sale" at 31 December 2006 and 2007 (Note 39).

(b) 於二零零六年及二零零七年，董事會通過有關出售若干飛機及其相關設備的議案。本公司在通過議案後已積極尋找可能的買家。於二零零七年十二月三十一日及二零零六年十二月三十一日，此等資產歸類為待出售非流動資產(註釋39)。

(c) As at 31 December 2007, certain aircraft and buildings owned by the Group and the Company with an aggregate net book amount of approximately RMB9,923 million and RMB9,017 million respectively (2006: RMB9,110 million and RMB8,310 million respectively) were pledged as collateral under certain loan arrangements (Note 30).

(c) 於二零零七年十二月三十一日，本集團及本公司賬面淨值約為人民幣9,923百萬元及人民幣9,017百萬元(二零零六年：人民幣9,110百萬元及人民幣8,310百萬元)的若干飛機及樓宇已用作若干貸款協定的抵押品(註釋30)。

18. LEASE PREPAYMENTS

18. 預付租賃款

		Group 集團		Company 公司	
		2007 二零零七年 RMB'000 人民幣千元	2006 二零零六年 RMB'000 人民幣千元	2007 二零零七年 RMB'000 人民幣千元	2006 二零零六年 RMB'000 人民幣千元
Cost	**成本**				
At 1 January	一月一日結餘	**1,247,104**	1,134,644	**616,553**	582,621
Additions through business acquisitions	業務收購增加	**-**	75,302	**-**	-
Other additions	其他增加	**-**	37,158	**-**	33,932
Disposals to a jointly controlled entity (Note 22)	向共同控制實體出售(註釋22)	**(70,149)**	-	**(70,149)**	-
Other disposals	其他出售	**(1,851)**	-	**-**	-
At 31 December	十二月三十一日結餘	**1,175,104**	1,247,104	**546,404**	616,553
Accumulated amortisation	**累積攤銷**				
At 1 January	一月一日結餘	**192,742**	161,873	**118,885**	101,021
Charge for the year	本年度折舊	**24,847**	30,869	**11,502**	17,864
Disposals to a jointly controlled entity (Note 22)	向共同控制實體出售(註釋22)	**(9,119)**	-	**(9,119)**	-
Other disposals	其他出售	**(863)**	-	**-**	-
At 31 December	十二月三十一日結餘	**207,607**	192,742	**121,268**	118,885
Net book amount	**賬面淨值**				
At 31 December	十二月三十一日結餘	**967,497**	1,054,362	**425,136**	497,668

Lease prepayments represent unamortised prepayments for land use rights.

The Group's land use rights are located in the PRC and the majority of these land use rights have terms of 50 years from the date of grant. As at 31 December 2007, the majority of these land use rights had remaining terms ranging from 39 to 54 years (2006: from 40 to 55 years).

預付租賃款乃指未攤銷的預付土地使用權租賃款項。

本集團所有的土地使用權均位於中國，而大部份土地使用權許可權年限為自頒發日起計五十年。於二零零七年十二月三十一日，大部份的土地使用權剩餘許可權年期為三十九至五十四年(二零零六年：四十至五十五年)。

19. ADVANCED PAYMENTS ON ACQUISITION OF AIRCRAFT 19. 飛機預付款

		Group 集團		Company 公司	
		2007 二零零七年 RMB'000 人民幣千元	2006 二零零六年 RMB'000 人民幣千元	**2007 二零零七年 RMB'000 人民幣千元**	2006 二零零六年 RMB'000 人民幣千元
At 1 January	一月一日結餘	**7,668,708**	9,072,673	**7,006,853**	8,157,515
Additions	增加	**3,737,079**	4,560,694	**3,604,445**	4,059,327
Interest capitalised (Note 11)	資本化利息(註釋11)	**399,499**	424,316	**376,901**	378,101
Transfers to property, plant and equipment (Note 17)	轉至物業、機器及設備(註釋17)	**(5,109,713)**	(6,388,975)	**(4,292,626)**	(5,588,090)
At 31 December	十二月三十一日結餘	**6,695,573**	7,668,708	**6,695,573**	7,006,853

Included in the Group's and the Company's balance sheet as at 31 December 2007 is accumulated interest capitalised of RMB553 million (2006: RMB516 million and RMB492 million respectively), at an average interest rate of 5.90% (2006: 5.72%).

於二零零七年十二月三十一日,本集團及本公司結餘中的累積資本化利息合計約為人民幣553百萬元(二零零六年:分別為人民幣516百萬元,人民幣492百萬),平均資本化利率為5.90%(二零零六年:5.72%)。

20. INVESTMENTS IN SUBSIDIARIES 20. 投資於附屬公司

		Company 公司	
		2007 二零零七年 RMB'000 人民幣千元	2006 二零零六年 RMB'000 人民幣千元
Unlisted shares, at cost	非上市投資的成本值	**2,473,716**	2,831,235
Amounts due from subsidiaries	應收附屬公司款項	**1,311,841**	1,051,435
		3,785,557	3,882,670

Amounts due from subsidiaries are unsecured, non-interest bearing and are not repayable before 1 January 2009.

應收附屬公司款項均為無擔保、免息及不須於二零零九年一月一日前償還。

20. INVESTMENTS IN SUBSIDIARIES (Cont'd)

Particulars of the principal subsidiaries, all of which are limited liability companies established and operating in the PRC or Hong Kong, are as follows:

20. 投資於附屬公司(續)

本集團的主要附屬公司均為在中國或香港成立及營運的有限責任公司，其具體情況如下：

Company 公司名稱	Place and date of establishment 成立地點及日期	Paid-up capital 實收資本 2007 二零零七年 RMB'000 人民幣千元	Paid-up capital 實收資本 2006 二零零六年 RMB'000 人民幣千元	Attributable equity interest 應佔股本權益 2007 二零零七年	Attributable equity interest 應佔股本權益 2006 二零零六年	Principal activities 主要業務
China Eastern Airlines Jiangsu Co., Ltd. 中國東方航空江蘇有限公司	PRC 3 May 1993 中國 一九九三年五月三日	**880,000**	880,000	**63%**	63%	Provision of airline services 提供航空服務
China Eastern Airlines Wuhan Co., Ltd. ("CEA Wuhan") 中國東方航空武漢有限責任公司(「東航武漢」)	PRC 16 August 2002 中國 二零零二年八月十六日	**600,000**	600,000	**96%**	96%	Provision of airline services 提供航空服務
China Cargo Airlines Co., Ltd. 中國貨運航空有限公司	PRC 22 July 1998 中國 一九九八年七月二十二日	**950,000**	950,000	**70%**	70%	Provision of cargo carriage services 提供貨物運輸服務
Shanghai Eastern Flight Training Co., Ltd. 上海東方飛行培訓有限公司	PRC 18 December 1995 中國 一九九五年十二月十八日	**473,000**	473,000	**95%**	95%	Provision of flight training services 提供飛行訓練服務
Shanghai Eastern Airlines Investment Co., Ltd. (Note) 上海東航投資有限公司(註釋)	PRC 8 May 2002 中國 二零零二年五月八日	**-**	412,500	**-**	99%	Investment holding 投資控股
Shanghai Eastern Airlines Logistics Co., Ltd. 上海東方遠航物流有限公司	PRC 23 August 2004 中國 二零零四年八月二十三日	**200,000**	200,000	**70%**	70%	Provision of cargo logistics services 提供貨運物流服務

20. INVESTMENTS IN SUBSIDIARIES (Cont'd) 20. 投資於附屬公司(續)

Company 公司名稱	Place and date of establishment 成立地點及日期	Paid-up capital 實收資本 2007 二零零七年 RMB'000 人民幣千元	Paid-up capital 實收資本 2006 二零零六年 RMB'000 人民幣千元	Attributable equity interest 應佔股本權益 2007 二零零七年	Attributable equity interest 應佔股本權益 2006 二零零六年	Principal activities 主要業務
Eastern Airlines Hotel Co., Ltd. 東航大酒店有限公司	PRC 18 March 1998 中國 一九九八年三月十八日	**70,000**	70,000	**86%**	86%	Provision of hotel services primarily to crew members 主要是為飛行人員提供酒店服務
Shanghai Eastern Maintenance Co., Ltd. 上海東方飛機維修有限公司	PRC 27 November 2002 中國 二零零二年十一月二十七日	**25,658**	25,658	**60%**	60%	Provision of aircraft repair and maintenance services 提供飛機修理及大修服務
China Eastern Airlines Development (HK) Co., Ltd. 中國東方航空發展(香港)有限公司	PRC 20 May 1995 中國 一九九五年五月二十日	**10,047**	10,047	**80%**	80%	Provision of ticket sales and logistics 提供銷售機票及商品運輸服務
China Eastern Airlines (Shantou) Economics Development Co., Ltd. 東方航空(汕頭)經濟發展有限公司	PRC 18 March 1998 中國 一九九八年三月十八日	**10,000**	10,000	**55%**	55%	Provision of airline equipment sales 生產銷售航空用品
China Eastern Airline Gifting Co., Ltd. 東方航空禮品有限公司	PRC 17 August 2007 中國 二零零七年八月十七日	**50,000**	-	**100%**	-	Provision of marketing services 銷售工藝品

Note:

The subsidiary was disposed of in November 2007 (Note 40(c)).

註釋：

該附屬公司已於二零零七年十一月出售(註釋40(c))。

21. INVESTMENTS IN ASSOCIATES 21. 投資於聯營公司

		Group 集團		Company 公司	
		2007 二零零七年 RMB'000 人民幣千元	2006 二零零六年 RMB'000 人民幣千元	**2007 二零零七年 RMB'000 人民幣千元**	2006 二零零六年 RMB'000 人民幣千元
Unlisted investments, at cost	非上市投資的成本值	**425,817**	544,266	**377,872**	377,872
Share of post acquisition results/reserves	攤佔收購後業績／儲備	**175,302**	79,124	**–**	–
		601,119	623,390	**377,872**	377,872

The movement on investments in associates is as follows: 投資於聯營公司的變動如下：

		Group 集團		Company 公司	
		2007 二零零七年 RMB'000 人民幣千元	2006 二零零六年 RMB'000 人民幣千元	**2007 二零零七年 RMB'000 人民幣千元**	2006 二零零六年 RMB'000 人民幣千元
At 1 January	一月一日結餘	**623,390**	629,746	**377,872**	620,659
Reduction as a result of the acquisition of a controlling interest in an associate (note 40 (d))	由於收購聯營公司控制權益所引起的減少(註釋40(d))	**–**	(109,922)	**–**	(242,787)
Disposal of an indirectly held associate (note 40(c))	出售非直接控制的聯營公司(註釋40(c))	**(102,750)**	–	**–**	–
Share of results	攤佔業績	**58,312**	103,566	**–**	–
Share of revaluation surplus for available for sale investments held by associates	攤佔聯營公司所持的可供出售投資的評估增值	**22,167**	–	**–**	–
At 31 December	十二月三十一日結餘	**601,119**	623,390	**377,872**	377,872

21. INVESTMENTS IN ASSOCIATES (Cont'd)

Particulars of the principal associates, all of which are limited liability companies established and operating in the PRC, are as follows:

21. 投資於聯營公司(續)

本集團的主要聯營公司均為中國成立及營運的有限責任公司，其具體情況如下：

Company 公司名稱	Place and date of establishment 成立地點及日期	Paid-up capital 實收資本 2007 二零零七年 RMB'000 人民幣千元	 2006 二零零六年 RMB'000 人民幣千元	Attributable equity interest 應佔股本權益 2007 二零零七年	 2006 二零零六年	Principal activities 主要業務
Eastern Air Group Finance Co., Ltd. ("EAGF") 東航集團財務有限責任公司 (「東航財務」)	PRC 6 December 1995 中國 一九九五年 十二月六日	**400,000**	400,000	**25%**	25%	Provision of financial services to group companies of CEA Holding 為中國東航集團轄下公司提供財務服務
China Eastern Air Catering Investment Co., Ltd. 東方航空食品投資有限公司	PRC 17 November 2003 中國 二零零三年 十一月十七日	**350,000**	350,000	**45%**	45%	Provision of air catering services 提供航空餐食服務
Jiangsu Huayu General Aviation Co., Ltd. 江蘇華宇通用航空有限公司	PRC 1 December 2004 中國 二零零四年 十二月一日	**110,000**	110,000	**27%**	27%	Provision of aviation support services 提供航空支援服務
Eastern Aviation Import & Export Co., Ltd ("EAIEC") 東方航空進出口有限公司 (「東航進出口」)	PRC 9 June 1993 中國 一九九三年 六月九日	**80,000**	80,000	**45%**	45%	Provision of aviation equipment, spare parts and tools trading 從事飛機、飛行設備及飛行設備零件貿易
Collins Aviation Maintenance Service Shanghai Ltd. 上海科林斯航空維修服務有限公司	PRC 27 September 2002 中國 二零零二年 九月二十七日	**57,980**	57,980	**35%**	35%	Provision of airline electronic product maintenance services 提供航線電子產品維修服務
Shanghai Dongmei Aviation Travel Co., Ltd. ("SDATC") 上海東美航空旅遊有限公司 (「東美公司」)	PRC 17 October 2004 中國 二零零四年 十月十七日	**31,000**	31,000	**27%**	27%	Provision of traveling and accommodation agency services 提供旅遊及酒店住宿代理服務

21. INVESTMENTS IN ASSOCIATES (Cont'd) 21. 投資於聯營公司(續)

Company 公司名稱	Place and date of establishment 成立地點及日期	Paid-up capital 實收資本		Attributable equity interest 應佔股本權益		Principal activities 主要業務
		2007 二零零七年 RMB'000 人民幣千元	2006 二零零六年 RMB'000 人民幣千元	2007 二零零七年	2006 二零零六年	
Shanghai Hongpu Civil Airport Communication Co., Ltd. 上海虹浦民用機場通信有限公司	PRC 18 October 2002 中國 二零零二年十月十八日	**25,000**	25,000	**30%**	30%	Provision of cable and wireless communication services 提供有線及無線通訊服務
Eastern Aviation Advertising Service Co., Ltd. 上海東方航空傳媒有限公司	PRC 4 March 1986 中國 一九八六年三月四日	**10,320**	10,320	**45%**	45%	Provision of aviation advertising agency services 從事代理民航廣告業務
Qingdao Liuting International Airport Co., Ltd. (Note) 青島流亭國際機場有限責任公司(註釋)	PRC 1 December 2000 中國 二零零零年十二月一日	**-**	450,000	**-**	25%	Provision of airport operation services 提供機場營運服務

Notes:

The associate was disposed in November 2007 (note 40(c)).

註釋：

該聯營公司已於二零零七年十一月出售(註釋40(c))。

21. INVESTMENTS IN ASSOCIATES (Cont'd)

21. 投資於聯營公司(續)

Note:

註釋：

The Group's aggregated share of the revenues, results, assets and liabilities of its associates are as follows:

本集團攤佔聯營公司的收入、業績、資產及負債詳見下表：

		Assets 資產 RMB'000 人民幣千元	Liabilities 負債 RMB'000 人民幣千元	Revenues 收入 RMB'000 人民幣千元	Profit/(loss) 溢利／(虧損) RMB'000 人民幣千元
2007	**二零零七年**	**2,194,818**	**1,593,699**	**919,495**	**58,312**
2006	二零零六年	1,728,739	1,105,449	1,221,191	103,566

22. INVESTMENTS IN JOINTLY CONTROLLED ENTITIES

22. 投資於共同控制實體

		Group 集團		Company 公司	
		2007 二零零七年 RMB'000 人民幣千元	2006 二零零六年 RMB'000 人民幣千元	**2007 二零零七年 RMB'000 人民幣千元**	2006 二零零六年 RMB'000 人民幣千元
Unlisted investments, at cost	非上市投資的成本值	**268,892**	59,552	**301,802**	59,552
Share of post-acquisition results/reserves	攤佔收購後業績／儲備	**68,074**	55,988	**-**	-
		336,966	115,540	**301,802**	59,552

22. INVESTMENTS IN JOINTLY CONTROLLED ENTITIES (Cont'd)

22. 投資於共同控制實體(續)

The movement on investments in jointly controlled entities is as follows:

投資於共同控制實體的變動如下：

		Group 集團		Company 公司	
		2007 二零零七年 RMB'000 人民幣千元	2006 二零零六年 RMB'000 人民幣千元	**2007 二零零七年 RMB'000 人民幣千元**	2006 二零零六年 RMB'000 人民幣千元
At 1 January	一月一日結餘	**115,540**	100,520	**59,552**	59,552
Cost of additional investment (Note)	增加投資的成本(註釋)	**209,340**	–	**242,250**	–
Dividend received during the year	本年收到的股息	**(18,000)**	(14,575)	**–**	–
Share of results	攤佔業績	**30,086**	29,595	**–**	–
At 31 December	十二月三十一日結餘	**336,966**	115,540	**301,802**	59,552

Note:

In 2007, the Company contributed additional capital of RMB242 million which was comprised of land use rights, fixed assets at valuation of RMB150 million and cash of RMB92 million to a jointly controlled entity, Shanghai Technologies Aerospace Co., Ltd.. The carrying amount of land use rights and fixed assets were RMB61 million and RMB24 million respectively upon contribution. The gain on contribution after eliminating the unrecognised portion attributable to the Group's interests in the jointly controlled entity was RMB32 million and was recognised in the income statement. In the meantime, the another joint venture partner of the jointly controlled entity contributed the capital proportionally and the Company's interest in the joint venture remained unchanged after the contribution.

註釋：

二零零七年，本公司以土地使用權，固定資產(評估價值為人民幣150百萬元)及現金92百萬元向共同控制企業,上海科技宇航有限公司，注資共計人民幣242百萬元。土地使用權和固定資產的帳面價值分別為人民幣61百萬元及24百萬元。除去集團在共同控制企業的未實現利益部份，注資所得收益計人民幣32百萬元，已於損益表中確認。與此同時，另一共同控製實體投資方投入其應佔有的權益部份，因此注資後本公司在共同控制企業的股權仍保持不變。

22. INVESTMENTS IN JOINTLY CONTROLLED ENTITIES (Cont'd)

22. 投資於共同控制實體(續)

Particulars of the principal jointly controlled entities, all of which are limited liability companies established and operating in the PRC are as follows:

本集團的主要共同控制實體均為中國成立及營運的有限責任公司，其具體情況如下：

Company 公司名稱	Place and date of establishment 成立地點及日期	Paid-up capital 實收資本 2007 二零零七年 RMB'000 人民幣千元	 2006 二零零六年 RMB'000 人民幣千元	Attributable equity interest 應佔股本權益 2007 二零零七年	 2006 二零零六年	Principal activities 主要業務
Shanghai Technologies Aerospace Co., Ltd. ("STA") (Note (a)) 上海科技宇航有限公司(「科技宇航」)(註釋(a))	PRC 28 September 2004 中國 二零零四年九月二十八日	**576,795**	113,843	**51%**	51%	Provision of repair and maintenance services 提供飛機修理及維修服務
Shanghai Eastern Union Aviation Wheels & Brakes maintenance services Overhaul Engineering Co., Ltd ("Wheels & Brakes") 上海東聯航空機輪剎車大修工程有限公司(「機輪剎車」)	PRC 28 December 1995 中國 一九九五年十二月二十八日	**17,484**	17,484	**40%**	40%	Provision of spare parts repair and maintenance services 提供零件維修服務
Eastern China Kaiya System Integration Co., Ltd. 上海民航華東凱亞系統集成有限公司	PRC 21 May 1999 中國 一九九九年五月二十一日	**10,000**	10,000	**41%**	41%	Provision of computer systems development 提供電腦系統發展服務

22. INVESTMENTS IN JOINTLY CONTROLLED ENTITIES (Cont'd)

22. 投資於共同控制實體（續）

Notes:

註釋：

(a) Under the Joint Venture Agreement dated 10 March 2003, the Company and the joint venture partner of STA have agreed to jointly control over the economic activities of STA, any strategic financial and operating decisions relating to the activities of STA require the unanimous consent of the Company and the other joint venture partner.

(a) 根據本公司與科技宇航另一合作投資方於二零零三年三月十日簽署的聯合投資協議，本公司同意與另一合作投資方共同享有科技宇航經濟活動的控制權。任何與科技宇航活動有關的財務及經營決策都要求本公司與科技宇航另一合作投資方取得一致的同意。

(b) The Group's aggregated share of the revenues, results, assets and liabilities of its jointly controlled entities is as follows:

(b) 本集團攤佔共同控制體的收入、業績、資產及負債詳見下表：

		Assets 資產 RMB'000 人民幣千元	Liabilities 負債 RMB'000 人民幣千元	Revenues 收入 RMB'000 人民幣千元	Profit/(loss) 溢利／(虧損) RMB'000 人民幣千元
2007	**二零零七年**	**382,501**	**45,535**	**205,188**	**30,086**
2006	二零零六年	241,019	125,479	171,471	29,595

23. OTHER LONG-TERM ASSETS

23. 其他長期資產

		Group 集團		Company 公司	
		2007 二零零七年 RMB'000 人民幣千元	2006 二零零六年 RMB'000 人民幣千元	**2007 二零零七年 RMB'000 人民幣千元**	2006 二零零六年 RMB'000 人民幣千元
Deposits relating to aircraft under operating leases (Note (a))	與飛機經營性租賃相關的存款（註釋(a)）	**508,903**	532,878	**361,453**	449,055
Deposits relating to aircraft under finance leases-long term portion (Note (b))	融資租賃飛機存款－長期部份（註釋(b)）	**-**	389,871	**-**	389,871
Prepaid staff benefits (Note (c))	預付員工福利（註釋(c)）	**40,567**	54,898	**32,398**	44,524
Rental and renovation deposits	租賃及設備訂金	**33,032**	31,338	**33,032**	31,338
Other long-term receivables	其他長期應收款項	**78,249**	90,280	**71,966**	79,941
		660,751	1,099,265	**498,849**	994,729

23. OTHER LONG-TERM ASSETS (Cont'd)

Notes:

(a) The fair value of deposits relating to aircraft under operating leases of both the Group and the Company are RMB441 million and RMB318 million (2006: RMB480 million and RMB414 million), which are determined using the expected future payments discounted at market interest rates prevailing at the year end of 2.4%-3.06% (2006: 2.5%-4.0%). The deposits are caused at amortised cost.

(b) The deposits are pledged as collateral under certain finance lease arrangements (Note 29). The fair value of deposits relating to aircraft under finance leases of both the Group and the Company are RMB420 million (2006: RMB1,249 million and RMB1,245 million respectively), which are determined using the expected future payments discounted at market interest rates prevailing at the year end of 2.4% (2006: 2.6%). The deposits are caused at amortised cost.

23. 其他長期資產(續)

註釋：

(a) 本集團及本公司與飛機經營性租賃相關的存款之公允價值分別為人民幣441百萬元及人民幣318百萬元(二零零六年：人民幣480百萬元及人民幣414百萬元)，而其公允價值是根據預期支付款項及年末主要市場利率2.4%-3.06%計算的(二零零六年：2.5%-4.0%)。該存款按攤銷成本計量。

(b) 融資租賃飛機存款為若干融資租賃協議下的擔保金(見註釋29)。本集團及本公司融資租賃飛機存款之公允值為人民幣420百萬元(二零零六年：人民幣1,249百萬元及人民幣1,245百萬元)，其公允值是根據預期支付款項及年末主要市場利率2.4%計算的(二零零六年：2.6%)。該存款按攤銷成本計量。

		Group 集團		Company 公司	
		2007 二零零七年 RMB'000 人民幣千元	2006 二零零六年 RMB'000 人民幣千元	**2007 二零零七年 RMB'000 人民幣千元**	2006 二零零六年 RMB'000 人民幣千元
Deposits relating to aircraft under finance leases	融資租賃飛機存款	**419,604**	1,199,250	**419,604**	1,195,650
Less: Deposits relating to aircraft under finance leases- current portion (Note 25)	減：融資租賃飛機存款－流動部份(註釋25)	**(419,604)**	(809,379)	**(419,604)**	(805,779)
Deposits relating to aircraft under finance leases – Long term portion	融資租賃飛機存款－長期部份	**–**	389,871	**–**	389,871

(c) Prepaid staff benefits represent subsidies to certain employees as an encouragement to purchase motor vehicles. The employees are required to serve the Group for six years from the date of receipt of the subsidies. If the employee leaves before the end of the six-year period, a refund by the employee is required calculated on a pro-rata basis. These subsidies are amortised over six years on a straight-line basis.

(c) 預付員工福利為鼓勵員工購買汽車而發放的汽車補貼。接受補貼的員工需要自接受該補貼起為本集團服務六年以不需要償還所收到的補貼。若員工在六年期限之前離開本集團，該員工需要按所服務年期的比例償還補貼。此補貼以直線法分六年攤銷。

24. TRADE RECEIVABLES AND NOTES RECEIVABLE

24. 應收賬款及應收票據

The credit terms given to trade customers are determined on an individual basis, with the credit periods generally ranging from half a month to two months.

給予顧客的信貸額及還款期按個別情況釐定，通常由半個月至兩個月不等。

The aging analysis of trade receivables is as follows:

應收賬款的賬齡分析如下：

		Group 集團		Company 公司	
		2007 二零零七年 RMB'000 人民幣千元	2006 二零零六年 RMB'000 人民幣千元	**2007 二零零七年 RMB'000 人民幣千元**	2006 二零零六年 RMB'000 人民幣千元
Within 90 days	九十日內	**1,761,799**	1,506,219	**1,098,281**	948,541
91 to 180 days	九十一日至一百八十日	**104,991**	118,323	**97,212**	80,747
181 to 365 days	一百八十一日至三百六十五日	**187,355**	88,342	**150,506**	77,729
Over 365 days	超過三百六十五日	**101,769**	97,303	**84,914**	96,644
		2,155,914	1,810,187	**1,430,913**	1,203,661
Less: provision for impairment of receivables	減：應收賬款壞帳準備	**(59,907)**	(90,405)	**(55,757)**	(87,195)
Trade receivables	應收賬款及應收票據淨值	**2,096,007**	1,719,782	**1,375,156**	1,116,466

The carrying amounts of the trade receivables approximate their fair value.

應收帳款的賬面價值接近其公允價值。

Trade receivables that were neither past due nor impaired relate to a large number of independent sales agents for whom there is no recent history of default.

未逾期亦無減值的應收帳款乃與多名近期無拖欠記錄的各種客戶有關。

24. TRADE RECEIVABLES AND NOTES RECEIVABLE (Cont'd)

24. 應收賬款及應收票據(續)

As at 31 December 2007, trade receivables of RMB360 million (2006: RMB343 million) were past due but not impaired. These relate to a number of independent sales agents for whom there is good track record with the Group. The Group holds cash deposit of RMB202 million (2006: RMB267 million) as collateral against these trade receivables. The ageing analysis of these trade receivables is as follows:

於二零零七年十二月三十一日，應收帳款人民幣360百萬元(二零零六年：人民幣343百萬元)已經逾期但並無減值。此等款項涉及多個最近沒有拖欠還款記錄的獨立客戶。對該部份應收帳款本集團持有對應押金金額為人民幣202百萬元(二零零六年：人民幣267百萬元)。此等貿易應收款的賬齡分析如下：

		Group 集團		Company 公司	
		2007 二零零七年 RMB'000 人民幣千元	2006 二零零六年 RMB'000 人民幣千元	**2007 二零零七年 RMB'000 人民幣千元**	2006 二零零六年 RMB'000 人民幣千元
Up to 6 months overdue	逾期六個月以內	**202,238**	269,727	**156,897**	195,436
6 to 12 months overdue	逾期6至12個月	**157,850**	73,979	**126,517**	66,978
		360,088	343,706	**283,414**	262,414

As at 31 December 2007, trade receivables of RMB44 million (2006: RMB72 million) were impaired and fully provided for. The remaining impaired trade receivables relate to customers that were in financial difficulties and only a portion of the receivables is expected to be recovered. The factors considered by management in determining the impairment are described in Note 2(r).

於二零零七年十二月三十一日，應收賬款人民幣44百萬元(二零零六年：人民幣72百萬元)已經減值，並已記提全額減值準備。餘下的減值應收賬款涉及某些有財務困境的客戶，而預計只有部份應收賬款可被收回。管理層決定減值準備的考慮因素於註釋2(r)已述。

The ageing of impaired receivables is as follows:

已計提減值的應收款的賬齡如下：

		Group 集團		Company 公司	
		2007 二零零七年 RMB'000 人民幣千元	2006 二零零六年 RMB'000 人民幣千元	**2007 二零零七年 RMB'000 人民幣千元**	2006 二零零六年 RMB'000 人民幣千元
12 to 24 months overdue	逾期12至24個月	**26,734**	25,560	**18,527**	21,086
Over 24 months overdue	逾期24個月以上	**75,035**	71,743	**66,387**	75,558
		101,769	97,303	**84,914**	96,644

24. TRADE RECEIVABLES AND NOTES RECEIVABLE (Cont'd)

24. 應收賬款及應收票據(續)

Movements on the group provision for impairment of trade receivables are as follows:

應收賬款減值撥備的變動如下：

		Group 集團		Company 公司	
		2007 二零零七年 RMB'000 人民幣千元	2006 二零零六年 RMB'000 人民幣千元	2007 二零零七年 RMB'000 人民幣千元	2006 二零零六年 RMB'000 人民幣千元
At 1 January	一月一日	**90,405**	93,010	**87,195**	81,707
Receivables written off during the year as uncollectible	年內列為未能收回的應收款撤銷	**(4,009)**	–	**(4,009)**	–
Unused amounts reversed	未用金額轉回	**(26,489)**	(2,605)	**(27,429)**	5,488
At 31 December	十二月三十一日	**59,907**	90,405	**55,757**	87,195

The carrying amounts of the Group's trade receivables are denominated in the following currencies:

本集團應收賬款的賬面值按幣種列示如下：

		Group 集團		Company 公司	
		2007 二零零七年 RMB'000 人民幣千元	2006 二零零六年 RMB'000 人民幣千元	2007 二零零七年 RMB'000 人民幣千元	2006 二零零六年 RMB'000 人民幣千元
Currency	貨幣				
Renminbi	人民幣	**1,800,355**	1,480,012	**1,159,012**	952,230
US Dollar	美元	**89,944**	85,129	**15,255**	11,821
HK Dollar	港幣	**80,246**	67,803	**80,094**	67,626
Euro	歐元	**54,185**	38,698	**49,517**	36,639
Korea Won	韓幣	**41,538**	21,217	**41,538**	21,217
Japanese Yen	日元	**1,323**	4,270	**1,323**	4,270
Other currencies	其他貨幣	**28,416**	22,653	**28,417**	22,663
		2,096,007	1,719,782	**1,375,156**	1,116,466

The net impact of creation and release of provisions for impaired receivables have been included in "Provision for impairment of trade and other receivables' in the income statement (Note 9). Amounts charged to the provision account are generally written off when there is no expectation of recovering additional cash.

對已減值應收款撥備的計提和撥回的淨影響已包括在收益表中「應收賬款及其他應收款減值準備」內(註釋9)。在準備賬戶中扣除的數額一般會在預期無法收回額外現金時撇銷。

The maximum exposure to credit risk at the reporting date is the carrying amount of receivables shown above.

在報告日期，信貸風險的最高風險承擔為上述每類應收款的賬面值。

25. PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES 25. 預付款、存款及其他應收款

		Group 集團		Company 公司	
		2007 二零零七年 RMB'000 人民幣千元	2006 二零零六年 RMB'000 人民幣千元	**2007 二零零七年 RMB'000 人民幣千元**	2006 二零零六年 RMB'000 人民幣千元
Rebates receivable on aircraft acquisitions	添置飛機應收回扣款	**929,652**	627,640	**875,786**	593,202
Deposits relating to aircraft under finance leases-current portion (Note 23(b))	融資租賃飛機存款－流動部份（註釋23(b)）	**419,604**	809,379	**419,604**	805,779
Ground service fee	地面服務費	**337,166**	286,442	**215,296**	146,463
Prepaid aircraft operating lease rentals	預付飛機經營性租賃租金	**256,069**	275,073	**233,808**	238,575
Rental deposits	租賃訂金	**130,348**	119,376	**79,393**	71,159
Custom duties and value added tax recoverable	應收關稅及增值稅返還款	**88,747**	126,587	**25,612**	63,452
Prepayment for acquisition of flight equipment and other assets	購買飛行設備及其他資產預付款	**60,325**	127,446	**36,340**	115,704
Deposits with banks and a financial institution with original maturity over three months but less than a year (Note (a))	超過三個月但少於一年的短期存款（註釋a）	**52,843**	38,343	**52,843**	20,143
Others	其他	**280,895**	348,779	**211,927**	263,533
		2,555,649	2,759,065	**2,150,609**	2,318,010

Notes:

(a) As at 31 December 2007, the effective interest rate on deposits with banks with original maturity over three months but less than a year was 0.7% (2006: 0.7%).

註釋：

(a) 於二零零七年十二月三十一日，原到期日超過三個月但不超過一年銀行存款的有效利率為0.7%（二零零六年：0.7%）。

26. CASH AND CASH EQUIVALENTS

26. 現金及現金等價物

The carrying amounts of the Group's and Company's cash and cash equivalents are denominated in the following currencies:

本集團及本公司現金及現金等價物的賬面價值列示如下：

		Group 集團		Company 公司	
		2007 二零零七年 RMB'000 人民幣千元	2006 二零零六年 RMB'000 人民幣千元	**2007 二零零七年 RMB'000 人民幣千元**	2006 二零零六年 RMB'000 人民幣千元
US Dollars	美元	**736,951**	435,944	**460,383**	412,160
Renminbi	人民幣	**585,797**	1,251,901	**322,447**	426,705
Euro	歐元	**92,205**	66,454	**60,122**	61,029
Japanese Yen	日元	**70,996**	68,950	**57,480**	54,871
Canadian Dollars	加元	**25,332**	14,525	**25,332**	14,525
Pounds Sterling	英鎊	**16,141**	17,416	**16,141**	17,416
Australian Dollars	澳元	**14,991**	7,563	**14,991**	7,563
Singapore Dollars	新加坡元	**1,116**	13,032	**1,116**	13,032
Others	其他	**111,715**	111,701	**82,885**	102,533
		1,655,244	1,987,486	**1,040,897**	1,109,834

27. TRADE PAYABLES AND NOTES PAYABLE

27. 應付賬款及應付票據

The aging analysis of trade payables and notes payable is as follows:

應付賬款及應付票據的賬齡分析如下：

		Group 集團		Company 公司	
		2007 二零零七年 RMB'000 人民幣千元	2006 二零零六年 RMB'000 人民幣千元	**2007 二零零七年 RMB'000 人民幣千元**	2006 二零零六年 RMB'000 人民幣千元
Within 90 days	九十日以內	**1,465,079**	2,707,474	**1,228,690**	2,359,363
91 to 180 days	九十一日至一百八十日	**1,126,091**	2,030,629	**1,125,495**	1,980,677
181 to 365 days	一百八十一日至三百六十五日	**449,391**	243,296	**221,750**	226,510
Over 365 days	超過三百六十五日	**97,319**	45,365	**86,781**	44,305
		3,137,880	5,026,764	**2,662,716**	4,610,855

As at 31 December 2007, all notes payable totaling RMB1,616 million (2006: RMB3,471 million) were unsecured, beared discount rates ranged from 3.5% to 5.5% (2006: 2.4% to 3.3%) and all notes are repayable within six months.

於二零零七年十二月三十一日，所有應付票據合計人民幣1,616百萬元(二零零六年：人民幣3,471百萬元)均無擔保，折現率為3.5%至5.5%(二零零六年：2.4%至3.3%)，所有應付票據將於六個月內支付。

28. OTHER PAYABLES AND ACCRUED EXPENSES

28. 其他應付款及預提費用

		Group 集團		Company 公司	
		2007 二零零七年 RMB'000 人民幣千元	2006 二零零六年 RMB'000 人民幣千元	**2007 二零零七年 RMB'000 人民幣千元**	2006 二零零六年 RMB'000 人民幣千元
Accrued fuel cost	預提飛機燃料費用	**2,348,932**	1,824,714	**2,180,773**	1,636,726
Accrued aircraft overhaul expenses	預提飛機大修費用	**1,184,529**	834,075	**978,089**	697,149
Accrued salaries, wages and benefits	預提工資、薪金及福利	**1,067,245**	580,643	**861,035**	430,772
Accrued take-off and landing charges	預提飛機起降費用	**1,036,423**	1,022,127	**838,218**	755,936
Other accrued operating expenses	應付關稅及其他稅項	**928,267**	899,200	**841,311**	774,549
Duties and levies payable	預提其他營運費用	**858,966**	1,037,429	**646,588**	831,816
Staff housing allowance (Note 35(b))	職工住房補貼(註釋35(b))	**363,110**	-	**332,156**	-
Deposits received from ticketing agents	從票務銷售代理收取的訂金	**339,064**	448,176	**268,064**	318,568
Current portion of other long-term liabilities (Note 32)	其他長期負債的流動部份(註釋32)	**135,859**	104,241	**135,859**	104,241
Staff housing fund payable (Note 35(a))	應付員工住房基金(註釋35(a))	**135,212**	123,277	**135,212**	123,277
Current portion of post-retirement benefit obligations (Note 34(b))	退休後福利準備的流動部份(註釋34(b))	**34,425**	30,724	**31,707**	28,727
Other payables	其他應付款	**1,192,459**	968,997	**1,088,928**	868,530
		9,624,491	7,873,603	**8,337,940**	6,570,291

29. OBLIGATIONS UNDER FINANCE LEASES

At 31 December 2007, the Group and the Company had 55 and 48 aircraft (2006: 46 and 40 aircraft) respectively under finance leases. Under the terms of the leases, the Group/the Company has the option to purchase, at or near the end of the lease terms, certain aircraft at fair market value and others at either fair market value or a percentage of the respective lessors' defined cost of the aircraft. The obligations under finance leases are principally denominated in US Dollars.

The future minimum lease payments (including interest), and the present value of the minimum lease payments under finance leases are as follows:

29. 融資租賃負債

於二零零七年十二月三十一日，本集團及本公司以融資租賃方式分別租用五十五架和四十八架飛機(二零零六年：四十六架和四十架)。根據租賃條款，本集團及本公司有權於租賃期滿或接近屆滿時，以公平市場價值或由有關出租人釐定的成本購買其中某些飛機。融資租賃負債主要以美元為單位計值。

最低租金(包括利息)及最低租金的現值分列如下：

		Group 集團					
		2007 二零零七年			2006 二零零六年		
		Minimum lease payments 最低租金 RMB'000 人民幣千元	Interest 利息 RMB'000 人民幣千元	Present value of minimum lease payments 最低租金之現值 RMB'000 人民幣千元	Minimum lease payments 最低租金 RMB'000 人民幣千元	Interest 利息 RMB'000 人民幣千元	Present value of minimum lease payments 最低租金之現值 RMB'000 人民幣千元
Within one year	一年內	3,356,665	811,442	2,545,223	3,447,738	546,904	2,900,834
In the second year	第二年	2,206,135	638,882	1,567,253	2,371,076	430,139	1,940,937
In the third to fifth year inclusive	第三年至第五年(包括首尾兩年)	5,714,466	1,509,114	4,205,352	3,514,758	912,607	2,602,151
After the fifth year	五年以後	9,331,048	1,196,666	8,134,382	5,173,152	667,598	4,505,554
Total	總額	20,608,314	4,156,104	16,452,210	14,506,724	2,557,248	11,949,476
Less: amount repayable within one year	減：一年內償還部份	(3,356,665)	(811,442)	(2,545,223)	(3,348,020)	(544,064)	(2,803,956)
amount reclassified to non-current liabilities held for sale	轉至待出售非流動資產部份	-	-	-	(99,718)	(2,840)	(96,878)
Long-term portion	長期部份	17,251,649	3,344,662	13,906,987	11,058,986	2,010,344	9,048,642

29. OBLIGATIONS UNDER FINANCE LEASES (Cont'd) 29. 融資租賃負債(續)

		Company 公司					
		2007 二零零七年			2006 二零零六年		
		Minimum lease payments 最低租金 RMB'000 人民幣千元	Interest 利息 RMB'000 人民幣千元	Present value of minimum lease payments 最低租金之現值 RMB'000 人民幣千元	Minimum lease payments 最低租金 RMB'000 人民幣千元	Interest 利息 RMB'000 人民幣千元	Present value of minimum lease payments 最低租金之現值 RMB'000 人民幣千元
Within one year	一年內	2,993,378	676,597	2,316,781	3,195,142	459,367	2,735,775
In the second year	第二年	1,866,827	524,660	1,342,167	2,146,228	351,312	1,794,916
In the third to fifth year inclusive	第三年至第五年(包括首尾兩年)	4,725,108	1,230,149	3,494,959	2,903,681	722,981	2,180,700
After the fifth year	五年以後	7,574,768	956,172	6,618,596	4,033,038	497,281	3,535,757
Total	總額	17,160,081	3,387,578	13,772,503	12,278,089	2,030,941	10,247,148
Less: amount repayable within one year	減：一年內償還部份	(2,993,378)	(676,597)	(2,316,781)	(3,092,584)	(456,527)	(2,636,057)
amount reclassified to liabilities directly associated with non-current assets held for sale	轉至與待出售非流動資產直接相關的負債	-	-	-	(102,558)	(2,840)	(99,718)
Long-term portion	長期部份	14,166,703	2,710,981	11,455,722	9,082,947	1,571,574	7,511,373

The fair values of obligations under finance leases of the Group and the Company are RMB16,577 million and RMB13,863 million (2006: RMB11,550 million and RMB9,833 million), which are determined using the expected future payments discounted at market interest rates prevailing at the year end of 4.77% to 7.34% (2006: 2.5% to 7.0%).

本集團及本公司融資租賃負債之公允值分別為人民幣RMB16,577百萬元及人民幣RMB13,863百萬元(二零零六年：人民幣11,550百萬元及人民幣9,833百萬元)，而其公允值是根據預期支付款項及年末主要市場利率4.77%至7.34%計算的(二零零六年：2.5%至7.0%)。

At 31 December 2007, the Group and the Company had bank deposits totaling RMB420 million (2006: RMB1,249 million and RMB1,245 million respectively) pledged as collateral under certain finance lease arrangements (Note 23(b)).

於二零零七十二月三十一日，本集團及本公司以銀行存款計人民幣420百萬元(二零零六年：分別為人民幣1,249百萬元及人民幣1,245百萬元)作為若干融資租賃的抵押品(註釋23(b))。

30. BORROWINGS

30. 貸款

		Group 集團		Company 公司	
		2007 二零零七年 RMB'000 人民幣千元	2006 二零零六年 RMB'000 人民幣千元	**2007 二零零七年 RMB'000 人民幣千元**	2006 二零零六年 RMB'000 人民幣千元
Long-term bank borrowings	長期銀行借款				
- secured	一有抵押	**4,767,233**	6,655,850	**3,992,473**	5,187,330
- unsecured	一無抵押	**9,907,593**	8,276,257	**8,562,676**	7,904,819
		14,674,826	14,932,107	**12,555,149**	13,092,149
Less: current portion	減：流動部份	**3,305,519**	2,840,694	**2,904,566**	2,250,234
Non-current portion	長期部份	**11,369,307**	12,091,413	**9,650,583**	10,841,915
Short-term bank borrowings	短期銀行借款	**15,189,002**	13,175,633	**13,039,208**	10,754,644
The borrowings are repayable as follows:	銀行借款應於下列期間內償還：				
Within one year	一年內	**18,494,521**	16,016,327	**15,943,774**	13,004,878
In the second year	第二年	**5,927,098**	3,053,315	**5,515,186**	2,953,315
In the third to fifth year inclusive	第三年至第五年（包括首尾兩年）	**4,216,517**	7,560,389	**3,266,554**	7,020,891
After the fifth year	五年以後	**1,225,692**	1,477,709	**868,843**	867,709
Total borrowings	借款總額	**29,863,828**	28,107,740	**25,594,357**	23,846,793

Notes:

As at 31 December 2007, the secured bank borrowings of the Group and the Company were secured by certain aircraft and buildings with an aggregate net book amount of RMB9,923 million and RMB9,017 million respectively (2006: RMB9,110 million and RMB8,310 million) (Note 17).

Certain unsecured bank borrowings of the Group totaling of RMB1,008 million (2006: RMB695 million) were guaranteed by CEA Holding (Note 42(c)). No bank borrowings of the Company was guaranteed by CEA Holding as at 31 December 2007 (2006: RMB100 million)

Short-term borrowings of the Group and the Company are repayable within one year with interest charged at the prevailing market rates based on the rates quoted by the People's Bank of China. As at 31 December 2007, the interest rates relating to such borrowings ranged from 4.38% to 6.72% per annum (2006: 4.39% to 6.12% per annum). During the year ended 31 December 2007, the weighted average interest rate on short-term bank loans was 5.75 % per annum (2006: 5.60% per annum).

註釋：

於二零零七年十二月三十一日，本集團及本公司的抵押借款以若干飛機及樓宇作抵押品，其賬面價值為人民幣9,923百萬元及人民幣9,017百萬元(二零零六年：人民9,110百萬元及人民幣8,310百萬元)(註釋17)。

本集團部份非抵押銀行貸款計人民幣1,008百萬元(二零零六年：人民幣695百萬元)由中國東航集團擔保(註釋42(c))。於二零零七年十二月三十一日，本公司不存在由中國東航集團擔保的銀行貸款(2006年：人民幣100百萬元)。

本集團及本公司的短期銀行貸款均須於一年內償還，並以中國人民銀行公佈的市場利率為基準計算利息。於二零零七年十二月三十一日，此等貸款的利率介乎年息4.38%至6.72%(二零零六年：介乎年息4.39%至6.12%)。截至於二零零七年十二月三十一日止年度內加權平均利率為年息5.75%(二零零六年：年息5.60%)。

30. BORROWINGS (Cont'd)

30. 貸款(續)

The terms of the long-term bank borrowings are summarised as follows:

長期銀行貸款的條款概括如下：

Currency 幣種	Interest rate and final maturities 借款利率及到期日	Group 集團 2007 二零零七年 RMB'000 人民幣千元	Group 集團 2006 二零零六年 RMB'000 人民幣千元	Company 公司 2007 二零零七年 RMB'000 人民幣千元	Company 公司 2006 二零零六年 RMB'000 人民幣千元
RMB denominated 人民幣計價	Interest rates ranging from 4.52% to 7.64% per annum with final maturities through to 2017. 利率介乎4.52至7.64厘不等，貸款至2017年最後到期	**6,132,551**	5,707,500	**4,270,211**	4,477,500
U.S. dollar denominated 美元計價	Interest rates ranging from 5.55% to 6.15% per annum with final maturities through to 2019 利率介乎5.55至6.15厘不等，貸款至2019年最後到期	**8,418,967**	9,124,607	**8,161,630**	8,514,649
EURO denominated 歐元計價	Interest rate is 6 months LIBOR +0.6% with final maturity through 2010. 浮動利率為6個月的LIBOR+0.6厘不等，貸款至2010年最後到期	**123,308**	100,000	**123,308**	100,000
Total long-term bank borrowings 長期借款總計		**14,674,826**	14,932,107	**12,555,149**	13,092,149

30. BORROWINGS (Cont'd)

The fair value of long-term borrowings of the Group and the Company are RMB14,111 million and RMB12,124 million (2006: RMB15,397 million and RMB13,546 million), which are determined using the expected future payments discounted at market interest rates prevailing at the year end of 7.71% (2006: 4.5%).

30. 貸款(續)

本集團及公司的長期借款之公允價值分別為人民幣14,111百萬元及人民幣12,124百萬元(2006年:人民幣15,397百萬元及人民幣13,546百萬元)。而其公允價值是根據預期支付款項及年末主要事項及年末主要市場利率7.71%來計算的(2006年:4.5%)。

The carrying amounts of the borrowings are denominated in the following currencies:

貸款的賬面金額以下列貨幣為單位:

		Group 集團		Company 公司	
		2007 二零零七年 RMB'000 人民幣千元	2006 二零零六年 RMB'000 人民幣千元	**2007 二零零七年 RMB'000 人民幣千元**	2006 二零零六年 RMB'000 人民幣千元
Renminbi	人民幣	**12,528,550**	11,309,419	**8,590,026**	7,736,006
US Dollars	美元	**17,196,836**	16,698,321	**16,874,186**	16,010,787
Euro	歐元	**130,145**	100,000	**130,145**	100,000
HK Dollar	港元	**8,297**	-	**-**	-
		29,863,828	28,107,740	**25,594,357**	23,846,793

31. PROVISION FOR AIRCRAFT OVERHAUL EXPENSES

31. 飛機大修費用準備

		Group 集團		Company 公司	
		2007 二零零七年 RMB'000 人民幣千元	2006 二零零六年 RMB'000 人民幣千元	**2007 二零零七年 RMB'000 人民幣千元**	2006 二零零六年 RMB'000 人民幣千元
At 1 January	一月一日結餘	**510,621**	403,999	**429,590**	348,835
Additions through the acquisition of a controlling interest in an associate	由於收購聯營公司控制權益所引起的增加	**-**	23,994	**-**	-
Additional provisions	本年預提	**446,289**	150,390	**307,781**	134,697
Utilisation	年度內支用	**-**	(67,762)	**-**	(53,942)
At 31 December	十二月三十一日結餘	**956,910**	510,621	**737,371**	429,590
Less: current portion	減:流動部份	**-**	(20,900)	**-**	(20,900)
Long-term portion	長期部份	**956,910**	489,721	**737,371**	408,690

Provision of aircraft overhaul expenses represents the present value of estimated costs of return condition checks for aircraft under operating leases as the Group has the responsibility to fulfill certain return conditions under relevant leases.

預提飛機大修費用為經營性租賃飛機的預計大修費用的現值,對於此等飛機本集團有責任滿足有關租賃規定的交還條件。

32. OTHER LONG-TERM LIABILITIES

32. 其他長期負債

		Group 集團		Company 公司	
		2007 二零零七年 RMB'000 人民幣千元	2006 二零零六年 RMB'000 人民幣千元	**2007 二零零七年 RMB'000 人民幣千元**	2006 二零零六年 RMB'000 人民幣千元
Long-term duties and levies payable	長期關稅及其他應付稅項	**584,791**	218,435	**501,867**	218,435
Long-term payable to the Bureau of 2010 Expo Shanghai (Note 16(b))	二零一零年上海世博會長期應付款（註釋16(b)）	**232,811**	278,680	**232,811**	278,680
Long-term payable to Aviation China Civil Flight Institute	中國民用航空飛行學院長期應付款	**60,000**	90,000	**60,000**	90,000
Deferred gains on sale and leaseback transactions of aircraft	售後回租飛機遞延收益	**21,011**	33,605	**21,011**	33,605
Other long-term payable	其他長期應付款	**101,582**	98,176	**101,582**	98,176
		1,000,195	718,896	**917,271**	718,896
Less: Current portion (Note 28)	減：流動部份（註釋28）	**(135,859)**	(104,241)	**(135,859)**	(104,241)
Long-term portion	長期部份	**864,336**	614,655	**781,412**	614,655

33. DEFERRED TAXATION

Deferred income tax assets and liabilities are offset when there is a legally enforceable right of offset and when the deferred income taxes relate to the same authority. The following amounts, determined after appropriate offsetting, are shown in the balance sheets:

33. 遞延稅項

當有法定權利可將稅項資產與現有稅務負債抵銷，而遞延所得稅涉及同一管轄機構，則可將遞延所得稅資產與遞延所得稅負債互相抵銷。在作適當抵銷後，下列金額在資產負債表內列示：

		Group 集團		Company 公司	
		2007 二零零七年 RMB'000 人民幣千元	2006 二零零六年 RMB'000 人民幣千元	**2007 二零零七年 RMB'000 人民幣千元**	2006 二零零六年 RMB'000 人民幣千元
Deferred tax assets	遞延稅項資產				
– Deferred tax asset to be utilised after 12 months	–12個月以上可實現的遞延稅項資產	**111,874**	81,010	**–**	–
– Deferred tax asset to be utilised within 12 months	–12個月以內可實現的遞延稅項資產	**1,337**	1,136	**–**	–
		113,211	82,146	**–**	–
Deferred tax liabilities	遞延稅項負債				
– Deferred tax liability to be realised after 12 months	–12個月以上可實現的遞延稅項負債	**(50,369)**	(68,459)	**–**	–
– Deferred tax liability to be realised within 12 months	–12個月以內可實現的遞延稅項負債	**–**	–	**–**	–
		(50,369)	(68,459)	**–**	–
Deferred tax assets/(liabilities), net	遞延稅項資產／(負債)，淨額	**62,842**	13,687	**–**	–

33. DEFERRED TAXATION (Cont'd)

33. 遞延稅項(續)

Movements in the net deferred taxation asset/(liability) are as follows:

遞延稅項淨資產／(負債)的變動如下：

		Group 集團		Company 公司	
		2007 二零零七年 RMB'000 人民幣千元	2006 二零零六年 RMB'000 人民幣千元	**2007 二零零七年 RMB'000 人民幣千元**	2006 二零零六年 RMB'000 人民幣千元
At 1 January	一月一日結餘	**13,687**	(166,501)	**–**	(160,067)
Additions through business acquisitions	業務收購增加	**–**	(29,326)	**–**	(29,326)
Credited to income statement (Note 12)	損益表貸項(註釋12)	**49,155**	211,004	**–**	190,883
Charged/(credited) to equity – gain/(losses) on cash flow hedges (Note 38)	權益借項／(貸項) 一未實現的現金流量套期溢利／(損失)(註釋38)	**–**	(1,490)	**–**	(1,490)
At 31 December	十二月三十一日結餘	**62,842**	13,687	**–**	–

The deferred tax assets and liabilities (prior to the offsetting of balances within the same tax jurisdiction) were made up of the taxation effects of the following:

於二零零七年十二月三十一日，遞延稅項資產及負債在同一稅法機構下抵銷前的結餘有以下的稅務影響組成：

		Group 集團		Company 公司	
		2007 二零零七年 RMB'000 人民幣千元	2006 二零零六年 RMB'000 人民幣千元	**2007 二零零七年 RMB'000 人民幣千元**	2006 二零零六年 RMB'000 人民幣千元
Deferred tax assets:	遞延稅項資產：				
Tax losses carried forward	稅務虧損結餘	**317,392**	90,335	**313,755**	73,322
Provision for obsolete flight equipment spare parts	飛機設備零件的陳舊準備	**138,783**	68,574	**136,614**	66,008
Provision for receivables	應收款減值準備	**79,195**	57,467	**44,348**	28,092
Provision for post-retirement benefits	退休後福利準備	**351,283**	216,570	**306,694**	176,007
Other accrued expenses and provisions	其他預提支出及準備	**107,283**	97,823	**67,434**	67,191
		993,936	530,769	**868,845**	410,620
Deferred tax liabilities:	遞延稅項負債：				
Depreciation and amortisation	折舊及攤銷	**(931,094)**	(517,082)	**(868,845)**	(410,620)
		(931,094)	(517,082)	**(868,845)**	(410,620)
Net deferred tax assets	遞延稅項資產淨額	**62,842**	13,687	**–**	–

33. DEFERRED TAXATION (Cont'd)

In accordance with the PRC tax law, tax losses can be carried forward to offset against future taxable income for a period of five years. As at 31 December 2007, the Group and the Company had tax losses carried forward of approximately RMB5,380 million and RMB4,119 million respectively (2006: RMB5,849 million and RMB4,846 million respectively) which will expire between 2008 and 2012, and which are available to set off against the Group and the Company's future taxable income. As at 31 December 2007, the Group and the Company did not recognise RMB1,028 million and RMB716 million respectively (2006: RMB882 million and RMB594 million respectively) of deferred tax assets arising from tax losses available as management did not consider it probable that such tax losses would be realised before they expire.

33. 遞延稅項(續)

根據中國稅法，稅務虧損可於五年內抵銷未來應課稅收入。於二零零七年十二月三十一日，本集團及本公司的稅務虧損結餘分別約人民幣5,380百萬元及人民幣4,119百萬元(二零零六年：人民幣5,849百萬元及人民幣4,846百萬元)，可於二零零八年至二零一二年到期前沖銷本集團及本公司的未來應課稅收入。截至二零零七年十二月三十一日止，由於因為管理層相信相關的稅務虧損在其到期前可被利用的可能性較少，本集團及本公司尚未確認的遞延稅項資產分別為人民幣1,028百萬元及人民幣716百萬元(二零零六年：人民幣882百萬元及人民幣594百萬元)。

34. RETIREMENT BENEFIT PLANS AND POST-RETIREMENT BENEFITS

(a) Defined contribution retirement schemes

(i) Pension

The Group companies participate in defined contribution retirement schemes organised by municipal governments of the various provinces in which the Group companies operate, and substantially all of the Group's PRC employees are eligible to participate in the Group companies' retirement schemes. The Group companies are required to make annual contributions to the schemes at rates ranging from 20% to 22% on the employees' prior year salary and allowances. Employees are required to contribute to the schemes at rates 8% of their basic salaries. The Group has no other material obligation for the payment of retirement benefits beyond the annual contributions under these schemes. For the year ended 31 December 2007, the Group's pension cost charged to the consolidated income statement amounted to RMB296 million (2006: RMB238 million).

(ii) Medical insurance

The majority of the Group's PRC employees participate in the medical insurance schemes organised by the municipal governments, under which the Group and its employees are required to contribute to the scheme approximately 12% and 2%, respectively, of the employee's basic salaries. For those employees who participate in these schemes, the Group has no other obligation for the payment of medical expense beyond the annual contributions. For the year ended 31 December 2007, the Group's medical insurance contributions charged to the income statement amounted to RMB77 million (2006: RMB60 million).

34. 退休金計劃及僱員退休後的福利

(a) 定額供款退休金計劃

(i) 退休金

本集團參與某些省市政府管轄的定額供款的退休金計劃。本集團大多數中國僱員符合參與本集團的退休金計劃之資格。本集團需按前一年度薪金及津貼金額的20%至22%交納供款額，僱員則按其基本薪金的8%交納供款。除上述的定額供款外，本集團無其他重大支付退休福利的責任。截至二零零七年十二月三十一日止年度，本集團在該計劃下已計入綜合損益表的退休金供款費用為人民幣296百萬元(二零零六年：人民幣238百萬元)。

(ii) 醫療保險

本集團大部份中國僱員參加了各省份的市政府組織的醫療保險計劃，本集團及僱員須分別按基本薪金約12%及2%向計劃供款。除此供款外，本集團對參加計劃的僱員並無其他醫療費用責任。截至二零零七年十二月三十一日止年度，本集團計人民幣77百萬元(二零零六年：人民幣60百萬元)醫療保險供款於損益表中列賬。

34. RETIREMENT BENEFIT PLANS AND POST-RETIREMENT BENEFITS (Cont'd)

34. 退休金計劃及僱員退休後的福利(續)

(b) Post-retirement benefits

In addition to the above retirement schemes, the Group provides retirees with other post-retirement benefits including transportation subsidies, social function activities subsidies and others. The expected cost of providing these post-retirement benefits is actuarially determined and recognised by using the projected unit credit method, which involves a number of assumptions and estimates, including inflation rate, discount rate and employees' turnover ratio.

(b) 僱員退休後的福利

除上述的退休金計劃外，本集團提供退休僱員福利包括交通津貼、社交活動津貼以及其他福利。僱員退休後福利所產生的費用按「預計福利按服務年期攤分法」精算估值計算，並以數項假設及估計為基準，當中包括通脹率、折現率及僱員流失率等。

The post-retirement benefit obligations recognised in the balance sheets are as follows:

在資產負債表中所確認的僱員退休後福利費用準備如下：

		Group 集團		Company 公司	
		2007 二零零七年 RMB'000 人民幣千元	2006 二零零六年 RMB'000 人民幣千元	**2007 二零零七年 RMB'000 人民幣千元**	2006 二零零六年 RMB'000 人民幣千元
Present value of unfunded post-retirement benefit obligations	不設基金的僱員退休後福利費用準備的現值	**2,155,393**	1,892,926	**1,861,036**	1,650,889
Unrecognised actuarial losses	未確認的精算損失	**(750,266)**	(569,242)	**(634,259)**	(477,509)
Post-retirement benefit obligations	僱員退休後福利費用準備	**1,405,127**	1,323,684	**1,226,777**	1,173,380
Less: current portion (Note 28)	減：流動部份 (註釋28)	**(34,425)**	(30,724)	**(31,707)**	(28,727)
Long-term portion	長期部份	**1,370,702**	1,292,960	**1,195,070**	1,144,653

Changes in post-retirement benefit obligations are as follows:

僱員退休後福利費用準備於本年度的變動如下：

		Group 集團		Company 公司	
		2007 二零零七年 RMB'000 人民幣千元	2006 二零零六年 RMB'000 人民幣千元	**2007 二零零七年 RMB'000 人民幣千元**	2006 二零零六年 RMB'000 人民幣千元
At 1 January	一月一日結餘	**1,323,684**	1,238,702	**1,173,380**	1,120,165
Charged to income statement (Note 8)	計入綜合損益表的有關費用(註釋8)	**170,670**	146,968	**128,057**	114,422
Payments	本年度支付額	**(89,227)**	(61,986)	**(74,660)**	(61,207)
At 31 December	十二月三十一日結餘	**1,405,127**	1,323,684	**1,226,777**	1,173,380

34. RETIREMENT BENEFIT PLANS AND POST-RETIREMENT BENEFITS (Cont'd)

34. 退休金計劃及僱員退休後的福利(續)

(b) Post-retirement benefits (Cont'd)

(b) 僱員退休後的福利(續)

The costs of post-retirement benefits are recognised under wages, salaries and benefits in the income statement as follows:

本年度的退休後福利費用已列入工資、薪金及福利費用中，並已於本年度綜合損益表中反映：

		Group 集團		Company 公司	
		2007 二零零七年 RMB'000 人民幣千元	2006 二零零六年 RMB'000 人民幣千元	**2007 二零零七年 RMB'000 人民幣千元**	2006 二零零六年 RMB'000 人民幣千元
Current service cost	當期服務費用	**73,416**	63,957	**55,624**	51,964
Interest cost	負債的利息費用	**83,858**	72,435	**63,678**	54,175
Actuarial losses recognised	確認的精算損失	**13,396**	10,576	**8,755**	8,283
Total (Note 8)	總額(註釋8)	**170,670**	146,968	**128,057**	114,422

The principal actuarial assumptions at the balance sheet date are as follows:

於資產負債表日主要精算估值假設如下：

		Group and Company 集團及公司	
		2007 二零零七年	2006 二零零六年
Discount rate	折現率	**4.75%**	3.75%
Annual rate of increase of per capita benefit payment	支付僱員福利的每年增長率	**2.5%**	1.5%
Employee turnover rate	僱員流失率	**3.0%**	3.0%
Mortality rate	死亡率	**8.43%**	8.84%

35. STAFF HOUSING BENEFITS

(a) Staff housing fund

In accordance with the PRC housing reform regulations, the Group is required to contribute to the State-sponsored housing fund at rates ranging from 7% to 15% (2006: 7% to 15%) of the specified salary amount of its PRC employees. At the same time, the employees are required to contribute an amount equal to the Group's contribution. The employees are entitled to claim the entire sum of the fund contributed under certain specified withdrawal circumstances. For the year ended 31 December 2007, the Group's contributions to the housing funds amounted to RMB285 million (2006: RMB228 million) which has been charged to the income statement. The staff housing fund payable as at 31 December 2007 amounted to RMB135 million (2006: RMB123 million) (Note 28). The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

(b) Staff housing allowances

In addition to the above staff housing fund contributed to the state sponsored housing fund, the Group also provides staff housing allowances to eligible employees who have not been allocated with any housing quarters or who have not been allocated with a quarter above the minimum as set out in the Group's staff housing allowance policy introduced in October 2003 (the "Policy") based on the area of quarter to which they are entitled and the unit price as set out in the Policy.

The total entitlement is principally vested over a period of 20 years. Upon an employee's resignation, his or her entitlement will cease and any unpaid entitlement related to past service up to the date of resignation will be paid. As at 31 December 2007, the present obligation of the provision for employee's staff housing entitlement is RMB363 million (2006: RMB439 million).

For the year ended 31 December 2007, the staff housing benefits provided under the Policy amounted to RMB53 million (2006: RMB31 million) which has been charged to the income statement (Note 8).

35. 職工住房補貼

(a) 員工住房基金

根據修訂後的中國住房政策，本集團需按國內員工薪金的7%至15%(二零零六年：7%至15%)供款至國家安排的住房基金中。同時，員工亦須從其薪金中，與本公司作出等值的供款。在若干特定情形員工有權提取全額供款。於二零零七年十二月三十一日止年度內，本集團計入損益表的職工住房基金的供款計人民幣285百萬元(二零零六年：人民幣228百萬元)。截至二零零七年十二月三十一日，本集團職工住房基金準備餘額為人民幣135百萬元(二零零六年：人民幣123百萬元)(註釋28)。若基金的資產不足以支付僱員提供服務的當期及前期利益時，本集團並無法律性或推定性的責任去填補不足。

(b) 員工住房補貼

除上述供款至國家安排的住房公積金中的員工住房基金，根據二零零三年十月頒佈的職工住房補貼政策(「職工住房補貼政策」)，符合條件但未獲分配住房或已獲分配住房但未達標準的員工可以獲得現金補貼。員工的補貼總額以該政策中員工可享受住房面積及住房單價所計算。

受益期原則上為二十年，當員工離職時，其補貼將停止計算，任何以往年度有關的未支付補貼將在其離職時支付。二零零七年計入綜合資產負債表的目前需承擔的員工住房補貼為人民幣363百萬元(二零零六年：人民幣439百萬元)。

截至二零零七年十二月三十一日止年度，在職工住房補貼政策下計提的員工住房補貼為人民幣53百萬元(二零零六年：31百萬元)並於綜合損益表中列支(註釋8)。

36. DERIVATIVE FINANCIAL INSTRUMENTS

36. 金融衍生工具

		Group and Company 集團及公司			
		Assets 資產		Liabilities 負債	
		2007 二零零七年 RMB'000 人民幣千元	2006 二零零六年 RMB'000 人民幣千元	2007 二零零七年 RMB'000 人民幣千元	2006 二零零六年 RMB'000 人民幣千元
At 31 December	十二月三十一日				
Interest rate swaps (Note (a))	結餘利率互換(註釋(a))	**33,232**	118,689	**39,542**	36,392
Forward foreign exchange contracts (Note (b))	外匯套期合約(註釋(b))	**2,847**	8,290	**1,719**	4,962
Fuel option contracts (Note (c))	燃油期權合約(註釋(c))	**59,468**	59,822	**535**	97,464
Total	合計	**95,547**	186,801	**41,796**	138,818
Less: current portion	減：流動部份				
- Interest rate swaps	一利率互換	**(27,155)**	(45,420)	**(17,984)**	(22,296)
- Forward foreign exchange contracts	一外匯套期合約	**(2,847)**	(8,290)	**(1,719)**	(4,962)
- Fuel option contracts	一燃油期權合約	**(59,468)**	(59,822)	**(535)**	(97,464)
		(89,470)	(113,532)	**(20,238)**	(124,722)
Non-current portion	非流動部份	**6,077**	73,269	**21,558**	14,096

The maximum exposure to credit risk at the reporting date is the fair value of the derivative assets in the balance sheet.

在報告日期，信貸風險的最高風險承擔為資產負債表內衍生資產的公平值。

36. DERIVATIVE FINANCIAL INSTRUMENTS (Cont'd)

Notes:

(a) Interest rate swaps

The Group uses interest rate swaps to reduce the risk of changes in market interest rates (Note 3(a)(ii)). The interest rate swaps entered into by the Group are generally for swapping variable rates, usually referenced to LIBOR, into fixed rates. The Group's interest rate swaps qualify for hedge accounting and are accounted for as cashflow hedges. As at 31 December 2007, the notional amount of the outstanding interest rate swap agreements was approximately US$624 million (2006: US$631 million). These agreements will expire between 2008 and 2016. For the year ended 31 December 2007, a net loss of RMB80 million (2006: a net gain of RMB4 million) arising from changes in the fair value of the interest rate swaps subsequent to initial recognition has been recognised directly in the hedging reserve (Note 38).

(b) Forward foreign exchange contracts

The Group uses currency forward contracts to reduce risk of changes in currency exchange rates in respect of ticket sales and expenses denominated in foreign currencies (Note 3(a)(i)). These contracts are generally for selling Japanese Yen and purchasing U.S. dollars at fixed exchange rates. As at 31 December 2007, the notional amount of the outstanding currency forward contracts was approximately US$33 million (2006: US$33 million), which will expire between 2008 and 2010. For the year ended 31 December 2007, a net gain of RMB2 million (2006: a net gain of RMB6 million) arising from changes in the fair value of these foreign currency forwards has been recognised directly in the hedging reserve (Note 38).

(c) Fuel option contracts

The Group uses fuel option contracts to reduce the risk of changes in market oil/petroleum prices in connection with aircraft fuel costs. As at 31 December 2007, the Group had outstanding fuel option contracts to buy approximately 7,980,000 barrels of crude oil at prices which ranged from US$50 to US$95 per barrel and to sell approximately 2,300,000 barrels of crude oil at prices which ranged from US$43 to US$115 per barrel, all of which will expire between 2008 and 2009. Management did not designate these fuel option contracts for hedge accounting and changes in fair values have been recognised directly in the income statement.

36. 金融衍生工具（續）

註譯：

(a) 利率互換

本集團透過利率互換減低市場利率波動的風險（註釋3(a)(ii)）。本集團簽訂的利率互換是將與LIBOR相關的浮動利率轉換為某固定利率。該等利率互換協議適用於套期會計原則，並以現金流量套期處理。於二零零七年十二月三十一日，仍持有尚未交易的利率協定的名義金額約為624百萬美元（二零零六年：631百萬美元），並將於二零零八年至二零一六年間期滿。於截至二零零七年十二月三十一日止年度，共有人民幣80百萬元的套期淨損失於套期儲備內確認（二零零六年：人民幣4百萬元淨收益）（註釋38）。

(b) 外匯套期合約

本集團以外匯套期合約來降低因外幣計算機票銷售及費用而導致的匯率風險（註釋3(a)(i)）。外匯套期主要為以固定匯率銷售日元並買入美元。二零零七年十二月三十一日，仍持有尚未交易的外匯套期合約的名義金額約為33百萬美元（二零零六年：33百萬美元），並將於二零零八年至二零一零年間期滿。於二零零七年十二月三十一日止年度，公允值的改變共有人民幣2百萬元的套期淨收益於套期儲備內確認（二零零六年：淨收益人民幣6百萬元）（註釋38）。

(c) 燃油期權合約

本集團通過燃油期權合約來降低市場燃油價格波動對於飛機燃油成本所帶來的風險。截至二零零七年十二月三十一日，根據本集團尚未交易的期權合約，本集團需以每桶50美元至95美元的價格購買燃油約7,980,000桶，並以每桶43美元至115美元的價格出售燃油約2,300,000桶。此等合約將於二零零八年與二零零九年間期滿。本集團的燃油期權合約不適用於套期會計原則，其公允值的變動直接在綜合損益表中予以確認。

37. SHARE CAPITAL

37. 股本

		2007 二零零七年 RMB'000 人民幣千元	2006 二零零六年 RMB'000 人民幣千元
Registered, issued and fully paid of RMB1.00 each	註冊、已發行及全數繳付每股人民幣1.00元		
Unlisted shares held by CEA Holding and employees	中國東航集團及其員工持有的非流通股	–	3,000,000
Circulating shares with restricted transfer held by CEA Holding and employees	中國東航集團及其員工持有的限制轉讓流通股	**2,904,000**	–
A shares listed on The Shanghai Stock Exchange	在上海證券交易所上市的A股	**396,000**	300,000
H shares listed on The Stock Exchange of Hong Kong Limited	在香港證券交易所上市的H股	**1,566,950**	1,566,950
		4,866,950	4,866,950

Pursuant to articles 49 and 50 of the Company's Articles of Association, each of the unlisted shares, the listed A shares and the listed H shares are all registered ordinary shares and carry equal rights.

根據本公司的公司章程第四十九及五十條，每股非流通股、A股以及H股皆為註冊普通股並享有同等權利。

On 4 January 2007, the Company's share reform plan was approved by the Ministry of Commerce and implemented on 9 January 2007. In this connection, CEA Holding granted 96 million shares in total to the holders of the circulating shares and the original non-circulating shares held by CEA Holding were granted the status of listing subject to certain circulating conditions.

二零零七年一月四日，中華人民共和國商務部審批了「中國東方航空股份有限公司股權分置改革方案股改方案」，並於二零零七年一月九日實施。為實施此股改方案，東航集團共計送出96,000,000股股份於流通股股東。東航集團持有的本公司非流通股份即獲得受若干限售條件的上市流通權。

38. RESERVES

38. 儲備

		Group 集團						
		Share premium 股本溢價 RMB'000 人民幣千元	Statutory and discretionary reserve (Note (a)) 法定及任意公積金 (註釋(a)) RMB'000 人民幣千元	Revaluation reserve 重估儲備 RMB'000 人民幣千元	Capital reserve (Note (b)) 資本儲備 (註釋(b)) RMB'000 人民幣千元	Hedging reserve (Note 36) 套期儲備 (註釋36) RMB'000 人民幣千元	Accumulated losses 累計虧損 RMB'000 人民幣千元	Total 合計 RMB'000 人民幣千元
At 1 January 2006	二零零六年一月一日結餘	1,006,455	407,842	490,688	(720,057)	44,726	(539)	1,229,115
Unrealised gains on cashflow hedges (Note 36)	現金套期的未實現收益 (註釋36)							
- gross	一總額	-	-	-	-	12,774	-	12,774
- tax	一稅項	-	-	-	-	(1,916)	-	(1,916)
Realised gains on cashflow hedges (Note 36)	現金套期的已實現收益 (註釋36)							
- gross	一總額	-	-	-	-	(2,843)	-	(2,843)
- tax	一稅項	-	-	-	-	426	-	426
Revaluation reserve, net of tax, arising from acquisition of a controlling interest in an associate	由於收購聯營公司控制權益所引起的重估儲備，扣除稅項	-	-	23,816	-	-	-	23,816
Loss attributable to equity holders of the Company	本公司權益持有人應佔虧損	-	-	-	-	-	(3,313,425)	(3,313,425)
Transfer from retained profits to reserves (Note (a))	從保留溢利撥至儲備 (註釋(a))	-	20,966	-	-	-	(20,966)	-
At 31 December 2006	二零零六年十二月三十一日結餘	1,006,455	428,808	514,504	(720,057)	53,167	(3,334,930)	(2,052,053)
At 1 January 2007	**二零零七年一月一日結餘**	**1,006,455**	**428,808**	**514,504**	**(720,057)**	**53,167**	**(3,334,930)**	**(2,052,053)**
Unrealised loss on cashflow hedges (Note 36)	**現金套期的未實現虧損 (註釋36)**							
- gross	**一總額**	**-**	**-**	**-**	**-**	**(79,783)**	**-**	**(79,783)**
- tax	**一稅項**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
Realised gains on cashflow hedges (Note 36)	**現金套期的已實現收益 (註釋36)**							
- gross	**一總額**	**-**	**-**	**-**	**-**	**1,586**	**-**	**1,586**
- tax	**一稅項**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
Revaluation of available for sale investments in associates	**聯營公司就可供出售投資的評估增值**	**22,167**	**-**	**-**	**-**	**-**	**-**	**22,167**
Profit attributable to equity holders of the Company	**本公司權益持有人應佔溢利**	**-**	**-**	**-**	**-**	**-**	**268,896**	**268,896**
Adjustments to statutory and discretionary	**調整至法定及任意公積金**	**-**	**(428,808)**	**-**	**-**	**-**	**428,808**	**-**
At 31 December 2007	**二零零七年十二月三十一日結餘**	**1,028,622**	**-**	**514,504**	**(720,057)**	**(25,030)**	**(2,637,226)**	**(1,839,187)**

38. RESERVES (Cont'd)

38. 儲備(續)

Company
公司

		Share premium 股本溢價 RMB'000 人民幣千元	Statutory and discretionary reserves (Note (a)) 法定及任意公積金 (註釋(a)) RMB'000 人民幣千元	Revaluation reserve 重估儲備 RMB'000 人民幣千元	Capital reserve (Note (b)) 資本儲備 (註釋(b)) RMB'000 人民幣千元	Hedging reserve (Note 36) 套期儲備 (註釋36) RMB'000 人民幣千元	Accumulated losses 累計虧損 RMB'000 人民幣千元	Total 合計 RMB'000 人民幣千元
At 1 January 2006	二零零六年一月一日結餘	1,006,455	182,336	435,077	(720,057)	44,726	(270,784)	677,753
Unrealised gains on cashflow hedges (Note 36)	現金套期的未實現收益 (註釋36)							
- gross	一總額	-	-	-	-	12,774	-	12,774
- tax	一稅項	-	-	-	-	(1,916)	-	(1,916)
Realised gains on cashflow hedges (Note 36)	現金套期的已實現收益 (註釋36)							
- gross	一總額	-	-	-	-	(2,843)	-	(2,843)
- tax	一稅項	-	-	-	-	426	-	426
Loss for the year	年度內虧損	-	-	-	-	-	(2,663,713)	(2,663,713)
At 31 December 2006	二零零六年十二月三十一日結餘	1,006,455	182,336	435,077	(720,057)	53,167	(2,934,497)	(1,977,519)
At 1 January 2007	**二零零七年一月一日結餘**	**1,006,455**	**182,336**	**435,077**	**(720,057)**	**53,167**	**(2,934,497)**	**(1,977,519)**
Unrealised loss on cashflow hedges (Note 36)	**現金套期的未實現虧損 (註釋36)**							
- gross	**一總額**	**-**	**-**	**-**	**-**	**(79,783)**	**-**	**(79,783)**
- tax	**一稅項**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
Realised gains on cashflow hedges (Note 36)	**現金套期的已實現收益 (註釋36)**							
- gross	**一總額**	**-**	**-**	**-**	**-**	**1,586**	**-**	**1,586**
- tax	**一稅項**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
Profit for the year	**年度內溢利**	**-**	**-**	**-**	**-**	**-**	**420,193**	**420,193**
Adjustments to statutory and discretionary	**調整至法定及任意公積金**	**-**	**(182,336)**	**-**	**-**	**-**	**182,336**	**420,193**
At 31 December 2007	**二零零七年十二月三十一日結餘**	**1,006,455**	**-**	**435,077**	**(720,057)**	**(25,030)**	**(2,331,968)**	**(1,635,523)**

38. RESERVES (Cont'd)

38. 儲備(續)

Notes:

註釋：

(a) Statutory and Discretionary Reserves

(a) 法定及任意公積金

		Group 集團		Company 公司	
		2007 二零零七年 RMB'000 人民幣千元	2006 二零零六年 RMB'000 人民幣千元	**2007 二零零七年 RMB'000 人民幣千元**	2006 二零零六年 RMB'000 人民幣千元
Statutory common reserve fund	法定公積金	-	400,819	-	154,428
Discretionary common reserve fund	任意公積金	-	27,989	-	27,908
		-	428,808	-	182,336

Pursuant to the PRC regulations and the Group companies' Articles of Association, each of the Group companies is required to transfer 10% of its profit for the year, as determined under the PRC Accounting Regulations, to a statutory common reserve fund until the fund balance exceeds 50% of the Group company's registered capital. The statutory common reserve fund can be used to make good previous years' losses, if any, and to issue new shares to shareholders in proportion to their existing shareholdings or to increase the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital.

根據中國有關規定及本公司的公司章程，本公司須將按中國會計準則所計算的年度內利潤的10%撥入法定公積金，直至該公積金結餘相等於註冊資本的50%。法定公積金可用於彌補以前年度虧損，亦可按現有持股比例發行新股予股東或增加股東現時所持股份的面值，但轉撥後的結餘不可少於註冊股本的25%。

Each of the Group companies is permitted to transfer 5% of its profit for the year as determined under the PRC Accounting Regulations, to a discretionary common reserve fund. The transfer to this reserve is subject to approval at shareholders' meetings.

本公司可按中國會計準則所計算的年度內利潤的5%撥入任意公積金。該項轉撥須經股東大會決議通過。

No profit appropriation by the Company to the discretionary common reserve fund has been made for the year ended 31 December 2007 (2006: nil).

本公司於截至二零零七年十二月三十一日止年度無須進行溢利轉撥(二零零六年：無)。

The Group adopted the Accounting Standards for Business Enterprises promulgated by the Ministry of Finance of PRC on February 15, 2006 (the "new PRC GAAP") from 1 January, 2007. According to the relevant requirements under the new PRC GAAP, certain adjustments were made to the retained earnings and reserves in previous years upon first-time adoption. In addition, the new PRC GAAP no longer permits the Group's share of surplus reserves of subsidiaries to be presented on a consolidated basis, an additional adjustment on the transfer is made in the current year.

本集團自二零零七年一月一日起應用中華人民共和國財務部二零零六年二月十五日頒佈的企業會計準則(「新中國會計準則」)。根據新會計準則的相關規定，對第一次實施新中國會計準則時，需對以前年度的留存收益及儲備作出調整。另外新中國會計準則不再允許集團將在附屬公司股權的盈餘準備於合併報表列示，轉讓於當年度作出調整。

38. RESERVES (Cont'd)

Notes: (Cont'd)

(b) Capital reserve

Capital reserve represents the difference between the fair value of the net assets injected and the nominal amount of the Company's share capital issued in respect of a group restructuring in June 1996.

39. NON-CURRENT ASSETS HELD FOR SALE

In December 2006, the Board of Directors passed a resolution to dispose of certain older aircraft and related flight equipment in the forthcoming 12-months. Accordingly, these aircraft together with related flight equipment and spare parts were classified as non-current assets held for sale as at 31 December 2006. Despite of the Company's continuing effort to locate and negotiate with potential buyers, no agreement to dispose these assets has been reached. It is management's intention to dispose these assets in the forthcoming 12-months and management is continuing to take active step to locate potential buyers of these assets. They have therforee been classified as non-current assets held for sale as of 31 December 2007. An impairment loss of RMB131 million has been recognised in the income statement in relation to these assets.

In addition to the above non-current assets held or sale brought forward from 2006, in August 2007, the Group entered into a sale and leaseback transaction to dispose of certain other older aircraft in the forthcoming 12-months and the transaction was completed in March 2008. The related aircraft have been classified as non-current assets held for sale as of 31 December 2007.

The aggregate carrying amount of non-current assets held for sale as at 31 December 2007 amounted to RMB2,262 million. Liabilities directly associated with these assets held for sale amounted to RMB127 million as at 31 December 2007, representing bank loans with interest rates ranging from 5.02% to 5.55% and final maturities through to 2008. The bank loans are secured by the related aircraft at a net carrying amount of RMB296 million.

38. 儲備(續)

註釋:(續)

(b) 資本儲備

本集團於一九九六年六月重組時的發行資本賬面值及淨資產公允值的差異為資本儲備。

39. 待出售非流動資產

於二零零六年十二月，本公司董事會通過在未來12個月處置某些機齡較長飛機及相關的飛機航材的決議。相關的飛機及飛機航材於二零零六年十二月三十一日歸類為待出售非流動資產。儘管本公司積極在市場上尋求可能的買家但至目前尚未就相關處置達成任何協議。管理層預期在未來12個月處置相關的飛機及飛機航材並積極尋求可能的買家。因此，相關飛機及飛機航材於二零零七年十二月三十一日持續歸類為待出售非流動資產。相關資產產生的減值損失人民幣131百萬元已經在損益表反映。

除卻上述承自二零零六年的待出售非流動資產外，於二零零七年八月，本集團達成一項售後租回協議在未來12個月處置其他一些機齡較長的飛機，該協議於二零零八年三月完成。相關飛機於二零零七年十二月三十一日歸類為待出售非流動資產。

於二零零七年十二月三十一日，待出售非流動資產的賬面總值為人民幣2,262百萬元。於二零零七年十二月三十一日，與待出售非流動資產直接相關的負債為人民幣127百萬元，其全額均為貸款(其利率為5.02%至5.55%，最後到期日為二零零八年)。此等銀行貸款是由相關飛機作抵押，飛機賬面價值是人民幣296百萬元。

40. NOTE TO CONSOLIDATED CASH FLOW STATEMENT 40. 營運產生的現金附註

(a) Cash generated from operations (a) 經營活動產生的現金流量

		2007 二零零七年 RMB'000 人民幣千元	2006 二零零六年 RMB'000 人民幣千元
Profit/(loss) before income tax	**年度溢利/(虧損)**	**268,266**	(3,615,697)
Adjustments for:	調整項目：		
Depreciation of property, plant and equipment	物業、機器及設備折舊	**4,787,069**	4,566,309
Gains on disposals of property, plant and equipment	其他物業、機器及設備的出售溢利	**(674)**	(36,207)
Share of results of associates	攤佔聯營公司業績	**(58,312)**	(103,566)
Share of results of jointly controlled entities	攤佔共同控制實體業績	**(30,086)**	(29,595)
Amortisation of lease prepayments	預付租賃款攤銷	**24,847**	30,869
Net foreign exchange gains	匯兑淨溢利	**(2,023,032)**	(888,402)
Amortisation of deferred revenue	遞延收益攤銷	**(12,594)**	(13,068)
Fair value gains on financial assets at fair value through profit or loss	財務資產的公允值收益	**(96,575)**	(17,784)
Consumption of flight equipment spare parts	飛機設備零件之消耗	**468,888**	326,248
Allowance for obsolescence of flight equipment spare parts	飛機設備零件減值準備的計提	**96,535**	31,734
Provision for impairment of trade and other receivables	應收賬款及其他應收款減值準備	**10,481**	98,156
Provision for post-retirement benefits	退休後福利準備	**170,670**	146,968
Provision for staff housing allowance	僱員住房補貼準備	**–**	–
Provision for aircraft overhaul expenses	飛機大修費用準備	**446,289**	150,390
Deficit on revaluation/impairment loss	評估/減值損失	**130,921**	1,035,343
Interest income	利息收入	**(96,849)**	(120,161)
Interest expenses	利息費用	**1,978,550**	1,821,870
Gain on contribution to a jointly controlled entity	投資共同控制實體所產生的溢利	**(31,620)**	–
Gain on disposal of a subsidiary	出售附屬公司收益	**(54,441)**	–
Operating profit before working capital changes	營運資本變動的年度溢利	**5,978,333**	3,383,407

40. NOTE TO CONSOLIDATED CASH FLOW STATEMENT (Cont'd) 40. 營運產生的現金附註(續)

(a) Cash generated from operations (Cont'd) (a) 經營活動產生的現金流量(續)

		2007 二零零七年 RMB'000 人民幣千元	2006 二零零六年 RMB'000 人民幣千元
Changes in working capital	**營運資金變動**		
Flight equipment spare parts	飛機設備零件	**(501,573)**	(583,027)
Trade receivables	應收賬款	**(368,878)**	14,273
Amounts due from related companies	應收有關聯公司款項	**349,897**	(147,007)
Prepayments, deposits and other receivables	預付款、存款及其他應收款	**(336,890)**	(502,986)
Sales in advance of carriage	預售機位	**319,550**	68,510
Trade payables and notes payables	應付賬款及應付票據	**(33,684)**	(182,383)
Amounts due to related companies	應付有關聯公司款項	**29,571**	125,327
Other payables and accrued expenses	其他應付款及預提費用	**(194,694)**	1,510,433
Other long-term liabilities	其他長期負債	**(74,081)**	23,627
Long-term portion of accrued aircraft overhaul expenses	飛機大修費用準備一長期部份	**-**	(67,762)
Staff housing allowances	職工住房補貼	**(76,381)**	(35,361)
Post-retirement benefit obligations	退休後福利	**(89,227)**	(61,986)
Operating lease deposits	經營性租賃訂金	**(3,909)**	(86,555)
		(980,299)	75,103
Cash generated from operations	營運產生的現金	**4,998,034**	3,458,510

(b) Non-cash transactions (b) 非現金交易

		2007 二零零七年 RMB'000 人民幣千元	2006 二零零六年 RMB'000 人民幣千元
Investing activities not affecting cash:	投資活動的非現金交易:		
Sale and leaseback of aircraft	飛機售後回租	**–**	7,940,164
Financing activities not affecting cash:	融資活動的非現金交易:		
Finance lease obligations incurred for acquisition of aircraft	以融資租賃負債購買飛機	**8,395,965**	2,350,978

40. NOTE TO CONSOLIDATED CASH FLOW STATEMENT (Cont'd)

40. 營運產生的現金附註(續)

(c) Disposal of a subsidiary

CEA Investment was a subsidiary of the Company in which the Company had 98.79% equity interests.

On 16 November 2007, the Company entered into agreements with CEA Holding to transfer its equity interest of 98.79% of CEA Investment for a consideration of RMB462 million. Proforma financial information to reflect the disposal as if it had occurred on 1 January 2007 is not presented as the impact would not have been material to the consolidated financial statements.

Details of net assets disposal of are as follows:

(c) 出售附屬公司

上海東航投資是本公司持有98.79%股權比例的子公司。

根據2007年11月16日本公司與東航集團簽訂的股權轉讓協議，本公司將持有的上海東航投資有限公司的98.79%股權轉讓於東航集團，轉讓價值為人民幣462百萬。假設此次收購於二零零七年一月一日完成之備考財務資料並未披露，因其對綜合財務報表並無重大影響。

處置的淨資產的具體情況列示如下：

		2007 二零零七年 RMB'000 人民幣千元
Net assets disposed of:	出售所得淨資產：	
Property, plant and equipment	物業、機器及設備	39
Investment in an associate	投資於聯營公司	102,750
Other long term investments	其他長期投資	18,470
Deposits and other receivables	存款及其他應收款	271,187
Cash and cash equivalents	現金及現金等價物	20,914
Trade and other payables	應付帳款及其他應付款	(1,200)
Minority interests	少數股東權益	(4,685)
		407,475
Gain on disposal of a subsidiary	出售附屬公司所得溢利	54,441
		461,916

40. NOTE TO CONSOLIDATED CASH FLOW STATEMENT (Cont'd)

40. 營運產生的現金附註(續)

(c) Disposal of a subsidiary (Cont'd)

An analysis of the net inflow of cash and cash equivalents in respect of the disposal of a subsidiary is as follows:

(c) 出售附屬公司(續)

出售附屬公司所得現金及現金等價物淨流入如下：

		2007 二零零七年 RMB'000 人民幣千元
Cash consideration	現金報酬	**461,916**
Cash and cash equivalents disposed of	出售所得現金及現金等價物	**(20,914)**
Net inflow of cash and cash equivalents in respect of the disposal of a subsidiary	出售附屬公司所得現金及現金等價物淨流入：	**441,002**

(d) Acquisition of CEA Wuhan in 2006

CEA Wuhan was an associate of the Company in which the Company had a 40% equity interest.

On 8 December 2005, the Company entered into agreements with each of Wuhan Municipality State-owned Assets Supervision and Administration Commission ("Wuhan SASAC") and Shanghai Junyao Aviation Investment Company Limited ("Shanghai Junyao") to acquire (i) equity interests of 38% in CEA Wuhan from Wuhan SASAC for a consideration of RMB278 million, and (ii) equity interests of 18% in CEA Wuhan from Shanghai Junyao for a consideration of RMB140 million, totaling RMB418 million, respectively.

(d) 收購東航武漢

東航武漢是本公司的聯營公司，本公司持有其40%股權。

於二零零五年十二月八日，本公司與武漢國有資產監督管理委員會(「武漢國資委」)，以及上海均瑤飛行投資有限公司(「上海均瑤」)簽署協議，以(i)人民幣278百萬元作價從武漢國資委收購東航武漢38%的股權，(ii)人民幣140百萬元作價從上海均瑤收購東航武漢18%的股權，總計人民幣418百萬元。

40. NOTE TO CONSOLIDATED CASH FLOW STATEMENT (Cont'd)

40. 營運產生的現金附註(續)

(d) Acquisition of CEA Wuhan in 2006 (Cont'd)

(d) 收購東航武漢(續)

Details of net assets acquired and related goodwill were as follows:

收購的淨資產及相關商譽的具體情況列示如下：

		Fair value 公允值 RMB'000 人民幣千元	Acquiree's carrying amount 賬面值 RMB'000 人民幣千元
Property, plant and equipment	物業、機器及設備	677,465	588,599
Lease prepayments	預付租賃款	75,302	75,302
Other long-term and current assets	其他長期及流動資產	189,456	189,456
Trade receivables	應收賬款	256,808	104,808
Cash and cash equivalents	現金及現金等價物	19,266	19,266
Other long-term and current liabilities	其他長期及流動負債	(868,797)	(868,797)
Provision for aircraft overhaul expenses	飛機大修費用準備	(23,994)	(23,994)
Deferred tax liabilities	遞延税項負債	(29,326)	-
Minority interests in CEA Wunan's subsidiaries	東航武漢附屬公司的少數投資者應佔權益	(10,056)	(10,056)
Net assets	資產淨值	286,124	74,584
Share acquired	收購股權	56%	-
Net assets acquired	收購資產淨值	160,229	-
Purchase consideration	收購價格	418,000	-
Goodwill	商譽	257,771	-
Cash outflow on business acquisition:	**與收購相關之現金流出：**		
Purchase consideration settled in cash	現金支付的收購價格	418,000	-
Less: Cash and cash equivalents acquired	減：所收購資產中現金及現金等價物	(19,266)	-
Purchase consideration paid in prior year	上年度支付的收購價格	(28,000)	-
Cash outflow on business acquisition	與收購相關之現金流出	370,734	-

41. COMMITMENTS

41. 承諾

(a) Capital commitments

(a) 資本支出承諾

The Group and the Company had the following capital commitments:

本集團及本公司有以下的資本支出承諾：

		Group 集團		Company 公司	
		2007 二零零七年 RMB'000 人民幣千元	2006 二零零六年 RMB'000 人民幣千元	**2007 二零零七年 RMB'000 人民幣千元**	2006 二零零六年 RMB'000 人民幣千元
Authorised and contracted for:	已授權及訂約的：				
– Aircraft, engines and flight equipment	一飛機、發動機及飛行設備	**50,852,865**	61,763,771	**50,852,865**	60,222,477
– Other property, plant and equipment	一其他物業、機器及設備	**353,771**	567,582	**289,971**	561,220
		51,206,636	62,331,353	**51,142,836**	60,783,697
Authorised but not contracted for:	已授權但未訂約的：				
– Aircraft, engines and flight equipment	一飛機、發動機及飛行設備	**–**	723,000	**–**	–
– Other property, plant and equipment	一其他物業、機器及設備	**11,326,338**	7,772,639	**10,709,963**	7,268,631
		11,326,338	8,495,639	**10,709,963**	7,268,631
		62,532,974	70,826,992	**61,852,799**	68,052,328

41. COMMITMENTS (Cont'd)

41. 承諾(續)

(a) Capital commitments (Cont'd)

(a) 資本支出承諾(續)

Contracted expenditures for the above aircraft and flight equipment, including deposits prior to delivery, subject to future inflation increases built into the contracts and any discounts available upon delivery of the aircraft, if any, were expected to be paid as follows:

以上飛機及飛行設備包括付運前按金的承諾預期支出，但金額可能因合約中所訂的通脹調整或於付運飛機時所得的折扣而變動。有關金額列示如下：

		Group 集團		Company 公司	
		2007 二零零七年 RMB'000 人民幣千元	2006 二零零六年 RMB'000 人民幣千元	**2007 二零零七年 RMB'000 人民幣千元**	2006 二零零六年 RMB'000 人民幣千元
Within one year	一年內	**17,127,081**	14,894,068	**17,127,081**	13,352,744
In the second year	第二年	**15,056,943**	18,844,893	**15,056,943**	18,844,893
In the third year	第三年	**13,960,033**	15,591,463	**13,960,033**	15,591,463
In the fourth year	第四年	**2,531,964**	12,433,347	**2,531,964**	12,433,347
In the fifth year	第五年	**2,176,844**	–	**2,176,844**	–
		50,852,865	61,763,771	**50,852,865**	60,222,447

(b) Operating lease commitments

(b) 營運租賃承擔

The Group and the Company had commitments under operating leases to pay future minimum lease rentals as follows:

集團及公司對經營性租賃有如下最低付款承諾：

		Group 集團		Company 公司	
		2007 二零零七年 RMB'000 人民幣千元	2006 二零零六年 RMB'000 人民幣千元	**2007 二零零七年 RMB'000 人民幣千元**	2006 二零零六年 RMB'000 人民幣千元
Aircraft, engines and flight equipment	**飛機、發動機及飛行設備**				
Within one year	一年內	**2,527,072**	2,795,027	**2,235,504**	2,363,903
In the second year	第二年	**2,331,741**	2,673,250	**2,124,109**	2,361,560
In the third to fifth year inclusive	第三年至第五年(包括首尾兩年)	**4,991,164**	6,253,277	**4,925,469**	5,961,089
After the fifth year	五年以後	**5,341,362**	7,021,741	**5,341,361**	7,021,740
		15,191,339	18,743,295	**14,626,443**	17,708,292
Land and buildings	**土地及樓宇**				
Within one year	一年內	**87,410**	153,487	**84,482**	133,775
In the second year	第二年	**50,683**	42,362	**49,363**	40,366
In the third to fifth year inclusive	第三年至第五年(包括首尾兩年)	**40,888**	71,587	**40,026**	69,590
After the fifth year	五年以後	**29,846**	54,535	**29,846**	54,535
		208,827	321,971	**203,717**	298,266
		15,400,166	19,065,266	**14,830,160**	18,006,558

42. RELATED PARTY TRANSACTIONS

The Group is part of a larger group of companies under CEA Holding and has extensive transactions and relationships with members of CEA Holding. Related parties refer to entities of which CEA Holding is a shareholder and is able to exercise control or joint control. The transactions were made at prices and terms mutually agreed between the parties. The directors of the Company are of the opinion that the transactions with related parties (see below) during the year were conducted in the usual course of business.

The Group is controlled by CEA Holding, which owns approximately 61.64% of the Company's shares as at 31 December 2007. The aviation industry in the PRC is administrated by the CAAC. CEA Holding and the Group is ultimately controlled by the PRC government, which also controls a significant portion of the productive assets and entities in the PRC (collectively referred as the "SOEs").

(a) Related party transactions

The Group sells air tickets through sales agents and is therefore likely to have extensive transactions with other state-controlled enterprises, and the employees and their close family members of SOEs while such employees are on corporate business. These transactions are carried out on normal commercial terms that are consistently applied to all of the Group's customers. Due to the large volume and the pervasiveness of these transactions, management is unable to determine the aggregate amount of the transactions for disclosure. Therefore, retail transactions with these related parties are not disclosed herein. The Directors of the Company believe that meaningful related party disclosures on these retail transactions have been adequately made.

42. 有關連人士交易

本集團是東航集團公司下屬大型集團之一，與東航集團公司成員間進行眾多交易並具有廣泛的聯繫。關聯方指東航集團公司作為其股東並有能力控製或對其有重大影響的企業。此等交易按交易雙方議定的條款進行。本公司董事認為，本年關聯方交易(見下文)均於日常業務中進行。

本集團由東航集團控制。截至二零零七年十二月三十一日止，中國東航集團擁有本公司61.64%之股權。中國民用航空總局是國內航空運輸業的管理單位。中國東航集團及本集團均由中國政府控制，同時，中國政府也控制相當數量的中國企業(統稱為「國有企業」)。

(a) 有關連人士交易

本集團通過銷售代理出售機票，因此國有企業的僱員，關鍵管理人員及與他們關係密切的家庭成員在企業業務過程中與本公司發生廣泛的交易。此類交易是根據普通商業條款進行，即該條款與所有客戶適用的條款相一致。鑒於此類交易的廣泛性及普遍性，管理層無法確認並披露此類交易的總金額。因此，此類關連零售交易並沒有披露。本集團管理層相信關連交易有關的具意義資料已經充分披露。

42. RELATED PARTY TRANSACTIONS (Cont'd)

(a) Related party transactions (Cont'd)

The other related party transactions are:

42. 有關連人士交易(續)

(a) 有關連人士交易(續)

其他有關連人士交易：

Nature of transaction 交易性質	Related party 有關連人士	Income/(expense or payments) 收入／(費用及支付金額) 2007 二零零七年 RMB'000 人民幣千元	2006 二零零六年 RMB'000 人民幣千元
With CEA Holding or companies directly or indirectly held by CEA Holding: **與東航集團或由東航集團直接或間接控制的公司：**			
Interest income on deposits 存款利息收入	EAGF* 東航財務*	**9,717**	8,036
Interest expense on loans 貸款利息支出	EAGF* 東航財務*	**(33,590)**	(23,393)
Ticket reservation service charges for utilisation of computer reservation system 應付電腦訂票系統服務費	Travel Sky Technology Limited 中國民航資訊網絡公司	**(241,161)**	(209,572)
Handling charges for purchase of aircraft, flight equipment, flight equipment spare parts, other fixed assets and aircraft repair and maintenance 購買飛機、飛行設備、飛行設備零件及其他固定資產及飛機維修所支付的手續費	EAIEC* 東方航空進出口有限公司*	**(34,643)**	(40,971)
Repairs and maintenance expense for aircraft and engines 應付飛機及發動機的維修及保養費用	STA 科技宇航	**(100,270)**	(126,114)
	Wheels & Brakes 機輪刹車	**(56,764)**	(60,066)
Disposal of a subsidiary 出售一附屬公司	CEA Holding 東航集團	**461,916**	-

42. RELATED PARTY TRANSACTIONS (Cont'd) 42. 有關連人士交易(續)

(a) Related party transactions (Cont'd) (a) 有關連人士交易(續)

Nature of transaction 交易性質	Related party 有關連人士	Income/(expense or payments) 收入／(費用及支付金額) 2007 二零零七年 RMB'000 人民幣千元	2006 二零零六年 RMB'000 人民幣千元
Supply of food and beverages 餐食及機艙供應品的費用	Shanghai Eastern Air Catering Co., Ltd 上海東方航空食品有限公司	**(243,895)**	(213,306)
	Yunnan Eastern Air Catering Investment Co., Ltd. 雲南東方航空食品有限公司	**(37,782)**	(31,977)
	Xian Eastern Air Catering Investment Co., Ltd. 西安東方航空食品有限公司	**(28,780)**	(22,821)
	Qingdao Eastern Air Catering Investment Co., Ltd 青島東方航空食品有限公司	**(20,101)**	(16,082)
Advertising expense 廣告費用	CAASC 上海東方航空傳媒有限公司	**(14,370)**	(11,583)
Purchase of other fixed assets 購入其他固定資產	CEA Northwest 東航西北公司	**(67,305)**	-
Commission expense on air tickets sold on behalf of the Group, 機票銷售佣金，	SDATC* 東美旅遊*	**(9,220)**	(6,085)
	Shanghai Tourism (HK) Co., Ltd 上海旅遊(香港)有限公司	**(6)**	(1,491)
Automobile maintenance fee 汽車修理費	CEA Development Co. 上海東方航空實業公司	**(18,754)**	-
Land and building rental 物業租賃費	CEA Holding 東航集團	**(55,399)**	(55,399)

* EAGF is also a 25% owned associate of the Group; SDATC and EAIEC are both a 45% owned associates of the Group.

* 東航財務乃本集團擁有25%股權之聯營公司；東美旅游及東航進出口有限公司均為本集團擁有45%股權之聯營公司。

42. RELATED PARTY TRANSACTIONS (Cont'd) 42. 有關連人士交易(續)

(a) Related party transactions (Cont'd) (a) 有關連人士交易(續)

Nature of transaction 交易性質	Related party 有關連人士	Income/(expense or payments) 收入／(費用及支付金額) 2007 二零零七年 RMB'000 人民幣千元	2006 二零零六年 RMB'000 人民幣千元
With CAAC and its affiliates: 與中國民用航空總局「民航總局」及其附屬機構：			
Civil aviation infrastructure levies paid 代民航總局收取民航基礎建設基金	CAAC 中國民航總局	**781,613**	696,428
Aircraft insurance premiums paid through CAAC which entered into the insurance policy on behalf of the Group 通過民航總局支付飛機保險	CAAC 中國民航總局	**136,875**	168,972
With other SOEs: 與其他國有企業：			
Take-off and landing fee charges 飛機起降費	State-controlled airports 國有機場	**4,152,888**	3,876,737
Purchase of aircraft fuel 購買航油	State-controlled fuel suppliers 國有航油供應商	**11,120,186**	10,242,349
Interest income on deposits 存款利息收入	State-controlled banks 國有銀行	**15,411**	18,701
Interest expense on loans 貸款財務費用	State-controlled banks 國有銀行	**1,406,812**	1,227,278

42. RELATED PARTY TRANSACTIONS (Cont'd)

42. 有關連人士交易(續)

(a) Related party transactions (Cont'd)

(a) 有關連人士交易(續)

Nature of transaction 交易性質	Related party 有關連人士	Income/(expense or payments) 收入／(費用及支付金額) 2007 二零零七年 RMB'000 人民幣千元	2006 二零零六年 RMB'000 人民幣千元
Commission expense on air tickets sold on behalf of the Group 應付其他航空公司代售本集團機票佣金	other PRC airlines 中國的其他航空公司	**70,285**	89,977
Supply of food and beverages 餐食及機艙供應品的費用	other state-control enterprises 其他國有企業	**511,766**	469,255

(b) Balances with related companies

(b) 有關連公司餘額

(i) Amounts due from related companies

(i) 應收有關連公司款項

Company 企業名稱		Group 集團 2007 二零零七年 RMB'000 人民幣千元	2006 二零零六年 RMB'000 人民幣千元	Company 公司 2007 二零零七年 RMB'000 人民幣千元	2006 二零零六年 RMB'000 人民幣千元
CEA Holding	中國東航集團	–	298,287	–	298,287
SDATC	東美航空	**16,378**	30,908	**16,378**	30,908
Shanghai Tourism (HK) Co., Ltd	上海旅遊(香港)有限公司	**2,914**	5,091	**2,914**	5,091
EAIEC	東方航空進出口有限公司	**26,166**	5,090	**26,166**	5,090
Other related companies	其他有關連人士	**19,997**	13,343	**18,952**	11,833
Total	合計	**65,455**	352,719	**64,410**	351,209

All the amounts due from related companies are trade in nature, interest free and payable within normal credit terms given to trade customers.

所有應收有關連公司款項，全為貿易性質、不帶息及給予跟貿易客戶一樣的正常還款期。

42. RELATED PARTY TRANSACTIONS (Cont'd)

42. 有關連人士交易(續)

(b) Balances with related companies (Cont'd)

(b) 有關連公司餘額(續)

(ii) Amounts due to related companies

(ii) 應付有關連公司款項

Company	企業名稱	Group 集團 2007 二零零七年 RMB'000 人民幣千元	Group 集團 2006 二零零六年 RMB'000 人民幣千元	Company 公司 2007 二零零七年 RMB'000 人民幣千元	Company 公司 2006 二零零六年 RMB'000 人民幣千元
EAIEC	東方航空進出口有限公司	**(470,349)**	(270,514)	**(401,178)**	(179,582)
CEA Holding	中國東航集團	**(40,214)**	(40,338)	**(40,214)**	(40,338)
Shanghai Eastern Airlines Catering Co. Ltd.	上海東方航空食品有限公司	**(60,718)**	(7,261)	**(60,718)**	(7,261)
Yunnan Eastern Air Catering Investment Co., Ltd.	雲南東方航空食品有限公司	**(488)**	(11,036)	**(488)**	(11,036)
CAASC	上海東方航空傳媒有限公司	**(2,550)**	(101)	**(2,550)**	(101)
CEA Northwest	東航西北公司	**(64,895)**	-	**-**	-
Other related companies	其他有關連公司	**(32,379)**	(19,227)	**(30,193)**	(8,044)
Total	合計	**(671,593)**	(348,477)	**(535,341)**	(246,362)

Except for amounts due to EAGF and CEA Holding, which are reimbursement in nature, all other amounts due to related companies are trade in nature, interest free and payable within normal credit terms given by trade creditors.

所有應付有關連公司款項，除了應付東航財務及中國東航集團款項為代墊款外，全為貿易性質、不帶息及給予跟貿易客戶一樣的正常還款期。

(iii) Short-term deposits and short-term loans with an associate – EAGF

(iii) 對聯營公司短期借款以及短期貸款－東航財務

Company	公司	Average interest rate 平均利率 2007 二零零七年 RMB'000 人民幣千元	Average interest rate 平均利率 2006 二零零六年 RMB'000 人民幣千元	Group 集團 2007 二零零七年 RMB'000 人民幣千元	Group 集團 2006 二零零六年 RMB'000 人民幣千元	Company 公司 2007 二零零七年 RMB'000 人民幣千元	Company 公司 2006 二零零六年 RMB'000 人民幣千元
Short-term deposits (included in Prepayments, Deposits and Other Receivables)	短期貸款(包括在預付款、存款及其他應收款內)	**0.7%**	0.7%	**408,151**	755,665	**90,793**	59,637
Short-term loans (included in Borrowings)	短期借款(包括在貸款內)	**5.3%**	5.1%	**260,351**	788,991	**180,351**	182,000

42. RELATED PARTY TRANSACTIONS (Cont'd)

42. 有關連人士交易(續)

(b) Balances with related companies (Cont'd)

(b) 有關連公司餘額(續)

(iv) State-controlled banks and other financial institutions

(iv) 國有銀行以及其他金融機構

Company	公司	Average interest rate 平均利率 2007 二零零七年 RMB'000 人民幣千元	2006 二零零六年 RMB'000 人民幣千元	Group 集團 2007 二零零七年 RMB'000 人民幣千元	2006 二零零六年 RMB'000 人民幣千元	Company 公司 2007 二零零七年 RMB'000 人民幣千元	2006 二零零六年 RMB'000 人民幣千元
Bank deposits (included in cash and cash equivalents)	銀行存款(包括現金及現金等價物)	**0.7%**	0.7%	**845,719**	759,110	**630,783**	571,863
Long-term bank borrowings	長期銀行借款	**5.7%**	5.5%	**13,062,353**	12,825,763	**11,104,676**	11,230,805

(c) Guarantees by holding company

Certain unsecured bank borrowings of the Group totaling of RMB1,008 million (2006: RMB695 million) were guaranteed by CEA Holding (Note 30). No bank borrowing of the company was guaranteed by CEA Holding as at 31 December 2007 (2006: RMB100 million)

(c) 控股公司作出的擔保

本集團部份非抵押銀行貸款計人民幣1,008百萬元(二零零六年:人民幣695百萬元)由中國東航集團擔保(註釋30)。於二零零七年十二月三十一日,本公司不存在由中國東航集團擔保的銀行貸款(2006年,人民幣100百萬元)

(d) Key management compensation

(d) 高級行政人員酬金

		2007 二零零七年 RMB'000 人民幣千元	2006 二零零六年 RMB'000 人民幣千元
Salaries, bonus, allowances and benefits	薪金、花紅、補貼及福利	**1,805**	1,365

43. ULTIMATE HOLDING COMPANY

The Directors regard CEA Holding, a state-owned enterprise established in the PRC, as being the ultimate holding company.

43. 最終控股公司

本公司的董事以成立於中國的中國東航集團為本公司的直接控股和最終控股公司。

44. CONTINGENT LIABILITIES

In 2005, the family members of certain victims in the aircraft accident (the aircraft was the nowned and operated by China Eastern Air Yunnan Company), which occurred in Baotou on 21 November 2004, sued the Company in a U.S. court for compensation.

On 5 July 2007, pursuant to several conditions with which the Company has complied, the Superior Court of the State of California ordered the action stayed on the grounds of forum non conveniens for the purpose of permitting proceedings in the PRC. On 20 February 2008, the plaintiff filed a motion with the Superior Court of the State of California to lift the stay. The case is still pending. The Directors believe that a negative outcome will not have a material adverse effect on the financial condition and results of operations of the Company.

44. 或然負債

於二零零五年，本公司在美國接獲訴訟，原告為於二零零四年十一月二十一日東航雲南公司一架飛機在中國內蒙古包頭空難中的死難者家屬要求未確定金額的賠償。

二零零七年七月五日，根據本公司承諾並已遵守的幾個前提條件下，加州高等法院基於「不方便管轄」的理由決定中止管理，使該等轉回中國。二零零八年二月二十日，原告向加州高等法院提出請求撤銷前述中止審理的決定，目前該案仍在審理之中。本公司的管理層認為，其負面結果並不會對本公司的財務狀況及經營業績造成重大不利影響。

45. POST BALANCE SHEET EVENT

On 29 August 2007, the Company convened a board meeting in which the Directors of the Company approved a plan to set up a regional carrier with China Aviation Industry Corporation I (AVIC I). On 24 January 2008, the Company entered into an agreement with AVIC I agreeing that the regional carrier would have a registered capital of RMB1 billion in which the Company holds a 40% interest. The new carrier, Xingfu Airlines, was established on 28 March 2008.

45. 結算日後事項

二零零七年八月二十九日，本公司召開董事會通過了與中國航空工業第一集團公司合作組建一家地方航空公司的決議。二零零八年一月二十四日，本公司與中國一航簽訂協議，該地方航空公司註冊資本為人民幣10億元，其中本公司持股40%。該新的地方航空公司(幸福航空)於二零零八年三月二十八日成立。

Condensed Consolidated Income Statement 簡化綜合損益表

		2007 二零零七年 RMB'000 人民幣千元	2006 二零零六年 RMB'000 人民幣千元
Revenue	**營業收入**	**43,528,561**	38,210,193
Less: Cost of operation	減：營業成本	**(37,654,536)**	(35,115,042)
Taxes and levies	營業稅金及附加	**(1,092,859)**	(932,748)
Selling and distribution expenses	銷售費用	**(2,766,379)**	(2,554,296)
General and administrative expense	管理費用	**(2,075,732)**	(1,942,193)
Finance income/(expenses), net	財務費用，淨值	**106,125**	(761,678)
Impairment loss	資產減值損失	**(224,714)**	(834,194)
Add: Fair value gain/(loss)	加：公允價值變動收益／(損失)	**83,965**	(42,344)
Investment income	投資收益	**155,180**	67,911
Operating profit/(loss)	營業利潤／(營業虧損)	**59,611**	(3,904,391)
Add: Non-operating income	加：營業外收入	**676,610**	719,191
Less: Non-operating expenses	減：營業外支出	**(28,878)**	(76,941)
Total profit/(loss)	**利潤總額／(虧損總額)**	**707,343**	(3,262,141)
Less: Income tax	所得稅費用	**(96,512)**	140,208
Net profit/(loss)	**淨利潤／(淨虧損)**	**610,831**	(3,121,933)
Attributable to:	**歸屬於：**		
- Equity holders of the Company	一母公司股東的淨利潤／(淨虧損)	**586,464**	(2,991,571)
- Minority interests	一少數股東損益	**24,367**	(130,362)
		610,831	(3,121,933)

Condensed Consolidated Balance Sheet 簡化綜合資產負債表

		2007 **二零零七年** **RMB'000** **人民幣千元**	2006 二零零六年 RMB'000 人民幣千元
Assets	**資產**		
Total current assets	流動資產	**7,565,738**	8,552,782
Long-term investment	長期股權投資	**990,758**	779,929
Fixed assets & construction in progress	固定資產及在建工程	**55,212,262**	47,306,359
Intangible assets & non-current assets	無形資產及其他非流動資產	**2,632,261**	2,868,267
Deferred tax assets	遞延所得稅資產	**740,695**	382,523
Total assets	**資產合計**	**67,141,714**	59,889,860
Liabilities & shareholder's equity	負債及所有者權益		
Current liabilities	流動負債	**35,876,458**	33,908,135
Non-current liabilities	非流動負債	**27,008,295**	22,601,066
Deferred tax liabilities	遞延所得稅負債	**688,954**	307,188
Total liabilities	**負債合計**	**63,573,707**	56,816,389
Minority interests	少數股東權益	**705,142**	741,040
Total shareholder's equity	歸屬於母公司股東權益	**2,862,865**	2,332,431
Total equity	**總權益**	**3,568,007**	3,073,471
Total liabilities & shareholder's equity	**負債及所有者權益合計**	**67,141,714**	59,889,860

(A) SIGNIFICANT DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS") AND PRC ACCOUNTING REGULATIONS

The Group's accounting policies, which conform with IFRS, differ in certain aspects from the PRC Accounting Regulations. Differences between IFRS and the PRC Accounting Regulations which have a significant effect on the consolidated profit/(loss) attributable to equity holders and consolidated net assets of the Group are summarised as follows:

(A) 國際財務報告準則與中國會計準則的重大差異

本集團採用國際財務報告準則與中國會計準則在若干方面存在差異。國際財務報告準則及中國會計準則的差異對本公司權益持有人應佔綜合(虧損)/溢利及本集團綜合淨資產的重大影響總括如下：

		Note 註釋	2007 二零零七年 RMB'000 人民幣千元	2006 二零零六年 RMB'000 人民幣千元
Consolidated profit/(loss) attributable to equity holders of the Company	**本公司權益持有人應佔綜合溢利／(虧損)**			
As stated in accordance with PRC Accounting Regulations	根據中國法定賬目列示		**586,464**	(2,991,571)
Impact of IFRS:	國際財務報告準則的影響：			
Difference in depreciation charges for flight equipment due to different depreciation lives used previously	由於以往採用不同可使用年限而造成飛行設備折舊的差異	(a)	**(170,082)**	239,466
Difference in depreciation charges for aircraft due to different depreciation lives and revaluation	由於不同可使用年限及重估造成飛機折舊的差異	(b)	**(167,151)**	(524,118)
Provision for post-retirement benefits	退休後福利的準備	(c)	**(81,445)**	(84,982)
Reversal of revaluation surplus relating to land use right	沖銷土地使用權評估增值	(e)	**12,426**	16,740
Others	其他	(f)	**(32,825)**	(662)
Deferred tax adjustments	遞延税項調整	(g)	**72,749**	22,722
Minority interests	少數股東權益	(h)	**48,760**	8,980
As stated in accordance with IFRS	根據國際財務報告準則列示		**268,896**	(3,313,425)

(A) SIGNIFICANT DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS") AND PRC ACCOUNTING REGULATIONS (Cont'd)

(A) 國際財務報告準則與中國會計準則的重大差異(續)

		Note 註釋	2007 二零零七年 RMB'000 人民幣千元	2006 二零零六年 RMB'000 人民幣千元
Consolidated net assets	**綜合淨資產**			
As stated in accordance with PRC Accounting Regulations	根據中國法定賬目列示		**2,862,865**	2,332,431
Impact of IFRS:	國際財務報告準則的影響：			
Difference in depreciation charges for flight equipment due to different depreciation lives used previously	由於以往採用不同可使用年限而造成飛行設備折舊的差異	(a)	**263,764**	433,846
Difference in depreciation charges for aircraft due to different depreciation lives and revaluation	由於不同可使用年限及重估造成飛機折舊的差異	(b)	**810,347**	977,498
Provision for post-retirement benefits	退休後福利的準備	(c)	**(1,405,127)**	(1,323,682)
Goodwill and negative goodwill	商譽及負商譽的攤銷	(d)	**688,311**	688,311
Reversal of revaluation surplus relating to land use right	沖銷土地使用權評估增值	(e)	**(309,212)**	(321,638)
Others	其他	(f)	**(14,462)**	18,363
Deferred tax adjustments	稅務及遞延稅項調整	(g)	**11,101**	(61,648)
Minority interests	少數股東權益	(h)	**120,176**	71,416
As stated in accordance with IFRS	根據國際財務報告準則列示		**3,027,763**	2,814,897

(A) SIGNIFICANT DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS") AND PRC ACCOUNTING REGULATIONS (Cont'd)

(a) Prior to 15 February 2006, under the PRC Accounting Regulations, rotables are classified as current assets and the costs are amortised on a straight-line basis over a period of 5 years. Under IFRS, rotables are accounted for as property, plant and equipment and is depreciated on a straight-line basis to write off the cost or revalued amount to their residual value over their estimated useful lives and annual provision for scrap was made. Since 1 January 2007, under the PRC Accounting Regulation, rotables are classified as property, plant and equipment and is depreciated over 10 years. Under IFRS, the useful life of rotables is also changed to 10 years with no further annual provision for scraps in 2007. This change of accounting estimate is applied prospectively. Despite the useful life of rotables is unified under IFRS and the PRC Accounting Regulation this year, the carrying amounts, of rotables are different under IFRS and the PRC Accounting Regulation which still results in differences.

(b) Under the PRC Accounting Regulations, on or before 30 June 2001, depreciation of aircraft was calculated to write off their costs on a straight-line basis over their expected useful lives of 10 to 15 years to their residual values of 3%. With effect from 1 July 2001, depreciation of aircraft under the PRC Accounting Regulations is calculated to write off their costs on a straight-line basis over their expected useful lives of 20 years to their residual values of 5% of costs, the change was applied prospectively which resulted in the difference in the carrying amounts under IFRS and the PRC Accounting Regulation. Moreover, under IFRS, depreciation of aircraft is calculated based on their costs or revalued amounts, while under the PRC Accounting Regulation, depreciation of aircraft is calculated based on their costs under the new PRC GAAP.

(A) 國際財務報告準則與中國會計準則的重大差異(續)

(a) 根據中國會計準則，於二零零六年二月十五日之前，高價周轉件作為流動資產列示，並以5年直線法予以攤銷。根據國際財務報告準則，高價周轉件作為固定資產列賬並計提折舊。折舊之基準乃以成本／重估值減去估計殘值，並以直線法按預計可使用年限攤銷並每年提取報廢準備。自二零零七年一月一日起，在中國會計準則下，高價周轉件作為固定資產列賬並按10年計提折舊。在國際財務報告準則下，高價周轉件的折舊年限亦於本年更改為10年，並不再提取一般報廢準備。由於上述折舊年限的更改為會計估計變更，故對此改變採用未來適用法處理。由於高價周轉件在中國企業會計準則及國際財務報告準則下的帳面價值不同，故儘管折舊年限在本年度統一，但仍存在準則差異。

(b) 根據中國會計準則和制度，於2001年6月30日前，飛機及發動機的折舊以其成本減去3%的殘值後按10至15年之預計可使用年限以直線法計提折舊；自2001年7月1日起，飛機及發動機的折舊以成本減去5%殘值後，按預計可使用年限15至20年計提折舊，此變更採用未來適用法處理，以致在執行上述變更當年相關飛機及發動機在中國會計準則和制度下的賬面淨值與國際財務報告準則的賬面淨值不同。此外，在國際財務報告準則下，飛機及發動機的折舊是根據其成本或重估值進行計提，而中國會計準則下則以成本進行計提，故此亦引致飛機及發動機的折舊及淨值差異。

(A) SIGNIFICANT DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS") AND PRC ACCOUNTING REGULATIONS (Cont'd)

(A) 國際財務報告準則與中國會計準則的重大差異(續)

(c) Under the PRC Accounting Regulation, employees' post-retirement benefits are recognised upon payment. Under IFRS, such post-retirement benefits under defined benefit schemes are required to be recognised over the employees' service period.

(c) 根據中國企業會計準則，員工退休後福利於實際付款時入賬。根據國際財務報告準則，被劃定為定額福利計劃下的員工退休後福利需在員工服務年期內作出預提。

(d) The basis of recognising the value of the consideration payable for acquisitions and the underlying assets and liabilities is different under IFRS and the PRC Accounting Regulation. Accordingly the amount of goodwill and negative goodwill is different. Moreover, under the PRC Accounting Regulation, goodwill and negative goodwill are not presented as separate items but are allocated among the carrying value of assets and liabilities acquired. Accordingly part of the adjustments under goodwill and negative goodwill in the Net Asset analysis are offset by difference of the same amounts in other categories of assets or liabilities presented in the analysis.

(d) 在國際財務報告準則及中國會計準則和制度下，對於確認收購作價及收購業務的相關資產及負債的基準有所不同，因此商譽的價值亦有所不同。此外，根據中國會計準則和制度，收購業務的作價與相關資產及負債的差額已分配在購入資產及負債的賬面價值上，而不會分開列示。因此，在綜合資產淨值分析中，部份商譽的調整會與列示在其他資產及負債的準則差異抵銷。

(e) Under the PRC Accounting Regulation, land use rights injected by the parent company as capital contribution are stated at valuation less accumulated amortisation. Under IFRS, land use rights are recorded as prepaid operating leases at historical cost which was nil at the time of listing.

(e) 在中國企業會計準則下，本公司重組上市時母公司以折價入股投入本公司的土地使用權，以評估值減累計攤銷列賬。根據國際財務報告準則，土地使用權作為經營性租賃預付款以歷史成本列示，本公司重組上市時的土地使用權的歷史成本為零。

(f) In addition of the above, the application of IFRS differ in certain other respects from the PRC Accounting Regulation.

(f) 除以上所述外，由於國際財務報告準則及中國會計準則不同要求而導致的其他差異。

(g) This represents the corresponding deferred tax effects related to the items above.

(g) 此乃以上項目及稅務虧損相關的遞延稅項影響。

(h) This represents the corresponding impact a minority interest related to the items above.

(h) 此乃以上項目對少數股東權益／損益之影響。

DIRECTORS

Li Fenghua *(Chairman, Non-executive Director)*
Li Jun *(Vice Chairman, Non-executive Director)*
Luo Chaogeng *(Non-executive Director)*
Cao Jianxiong *(Executive Director, President)*
Luo Zhuping *(Executive Director, Company Secretary)*
Hu Honggao *(Independent Non-executive Director)*
Peter Lok *(Independent Non-executive Director)*
Wu Baiwang *(Independent Non-executive Director)*
Zhou Ruijin *(Independent Non-executive Director)*
Xie Rong *(Independent Non-executive Director)*

SUPERVISORS

Liu Jiangbo *(Chairman of the Supervisory Committee)*
Xu Zhao *(Supervisor)*
Wang Taoying *(Supervisor)*
Yang Jie *(Supervisor)*
Liu Jiashun *(Supervisor)*

SENIOR MANAGEMENT

Zhang Jianzhong *(Vice President)*
Li Yangmin *(Vice President)*
Fan Ru *(Vice President)*
Luo Weide *(Chief Financial Officer)*

COMPANY SECRETARY

Luo Zhuping

AUTHORIZED REPRESENTATIVES

Li Fenghua
Luo Zhuping

COMPANY'S WEBSITE

http://www.ce-air.com

COMPANY'S E-MAIL ADDRESS

ir@ce-air.com

董事

李豐華 *(董事長、非執行董事)*
李　軍 *(副董事長、非執行董事)*
羅朝庚 *(非執行董事)*
曹建雄 *(執行董事、總經理)*
羅祝平 *(執行董事、公司秘書)*
胡鴻高 *(獨立非執行董事)*
樂鞏南 *(獨立非執行董事)*
吳百旺 *(獨立非執行董事)*
周瑞金 *(獨立非執行董事)*
謝　榮 *(獨立非執行董事)*

監事

劉江波 *(監事會主席)*
徐　昭 *(監事)*
王桃英 *(監事)*
楊　潔 *(監事)*
劉家順 *(監事)*

高級管理人員

張建中 *(副總經理)*
李養民 *(副總經理)*
樊　儒 *(副總經理)*
羅偉德 *(財務總監)*

公司秘書

羅祝平

授權代表

李豐華
羅祝平

公司網址

http://www.ce-air.com

公司電子信箱

ir@ce-air.com

AUDITORS

International Auditors: PricewaterhouseCoopers
Certified Public Accountants
22nd Floor, Prince's Building
Central, Hong Kong

Domestic Auditors: PricewaterhouseCoopers
Zhong Tian CPAs Limited
11/F PricewaterhouseCoopers Center
202 Hu Bin Road
Shanghai 200021
PRC

LEGAL ADVISERS

Hong Kong:	Baker & McKenzie
USA:	Baker & Mckenzie
China:	Beijing Commerce & Finance Law Office

PRINCIPAL BANKS

Industrial and Commercial Bank of China, Shanghai Branch
China Construction Bank, Shanghai Branch
The Bank of China, Shanghai Branch

SHARE REGISTRAR

Hong Kong Registrars Limited
Rooms 1712-1716, 17th Floor, Hopewell Centre,
183 Queen's Road East, Hong Kong

The Bank of New York
101 Barclay Street
New York, NY 10286, U.S.A.

China Securities Depository and Clearing
Corporation Limited, Shanghai Branch
727 Pu Jian Road, Shanghai

PRINCIPAL PLACE OF BUSINESS IN HONG KONG

5th Floor, McDonald's Building, 48 Yee Wo Street,
Hong Kong

CUSTODIAN FOR UNLISTED SHARES

China Securities Depository and
Clearing Corporation Limited, Shanghai Branch

核數師

國際核數師： 羅兵咸永道會計師
事務所
香港中環
太子大廈22樓

中國境內核數師： 普華永道中天
會計師事務所
有限公司
中國上海
湖濱路202號
普華永道中心11樓
郵政編碼200021

法律顧問

香港：	貝克・麥堅時律師事務所
美國：	貝克・麥堅時律師事務所
中國：	北京通商律師行

主要往來銀行

中國工商銀行上海市分行
中國建設銀行上海市分行
中國銀行上海分行

股份過戶登記處

香港證券登記有限公司
香港皇后大道東一八三號
合和中心十七樓1712-1716號舖

The Bank of New York
101 Barclay Street
New York, NY 10286 USA

中國證券登記結算有限責任公司
上海分公司
上海浦建路727號

主要香港營業地點

香港怡和街
48號麥當勞大廈五樓

未流通股票的託管機構

中國證券登記結算有限責任公司
上海分公司

CHANGE OF BUSINESS LICENSE REGISTRATION

營業執照註冊變更情況

There is no change in the Company's business registration during the period covered by this report

報告期內未發生營業執照註冊變更情況

Registered capital of the Company is RMB4.86695 billion as of the date of this report

報告期內公司註冊資本為人民幣48.6695億元

Business License Registration Number of the Corporation Legal Person: Qi Gu Hu Zong Zi No. 032138 (Municipal Administration)

企業法人營業執照註冊號：企股滬總字第032138號(市局)

Tax Registration Number: 310042741602981

稅務登記號：310042741602981

Shareholders can obtain a copy of the Company's annual report for the year 2007 through the Internet addresses shown below:
股東可以根據需要從以下網站下載公司二零零七年度報告電子版：

http://www.ce-air.com **http://www.irasia.com/listco/hk/chinaeast**

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中國東方航空股份有限公司
China Eastern Airlines Corporation Limited

www.ce-air.com

END